UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025
Commission File Number: 001-14930
HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

This Report on Form 6-K with respect to our interim results for the six-month period ended June 30, 2025 is hereby incorporated by reference in HSBC Holdings plc’s registration statement on Form F-3 (File No. 333-277306).
Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the
Form 6-K.

HSBC Holdings plc Interim Report 2025 on Form 6-K

Opening up a world of opportunity
Our ambition is to become the world’s most trusted bank
globally, putting customers at the heart of everything we do.
This refreshed ambition will help us focus on generating strategic growth and delivering attractive shareholder returns.
ÑFor more details, see the Group CEO’s shareholder letter on page 3.

Contents

Overview
1aForward-looking statements
1Highlights
3Group CEO’s shareholder letter
5 Financial overview
10ESG overview
11Business segments
16 Risk overview
Interim management report
18Financial summary
26Business segments
32Legal entities
38Alternative performance measures
42Risk
42– Key developments in the first half
  of 2025
42– Credit risk
67– Treasury risk
72– Market risk
74– Insurance manufacturing
  operations risk
Interim condensed consolidated
financial statements
75 Interim condensed consolidated
financial statements
82 Notes on the interim condensed
consolidated financial statements
Additional information
101Shareholder information
108Abbreviations
A reminder
The currency we report in is US dollars.
Use of alternative performance measures
We supplement our IFRS Accounting Standards
figures with non-IFRS Accounting Standards measures
used by management internally that constitute
alternative performance measures under European
Securities and Markets Authority guidance and non-
GAAP financial measures defined in and presented in
accordance with US Securities and Exchange
Commission rules and regulations. These measures are
highlighted with the following symbol: ø
ÑFurther explanation may be found on pages 5
and 18.
Segmental reporting
Effective from 1 January 2025, the Group’s operating
segments comprise four new businesses: Hong Kong,
UK, Corporate and Institutional Banking (‘CIB’) and
International Wealth and Premier Banking (‘IWPB’),
along with Corporate Centre. All segmental
comparative data have been re-presented on this basis.
ÑFor further detail on our business segments,
see pages 11 and 26.
Financial targets
For our financial targets, medium term is defined as
between three to five years, and long term as five to
six years, from 1 January 2025.
ÑSee pages 2 and 5 for further details.
None of the websites referred to in this Interim Report on
Form 6-K for the half-year ended 30 June 2025 (the
‘Form 6-K’), including where a link is provided, nor any of
the information contained on such websites, is
incorporated by reference in this Form 6-K.

Financial performance indicators in 1H25

Return on average tangible equity (annualised) ø 14.7% (1H24: 21.4%)	Profit before tax $15.8bn (1H24: $21.6bn)	Common equity tier 1 capital ratio 14.6% (31 Dec 2024: 14.9%)

Return on average tangible equity excluding notable items (annualised) ø 18.2% (1H24: 17.0%)	Constant currency profit before tax excluding notable items ø $18.9bn (1H24: $18.0bn)	Second interim dividend per share $0.10 (2Q24 dividend per share: $0.31, including a second interim dividend of $0.10 and $0.21 special dividend)

HSBC Holdings plc Interim Report 2025 on Form 6-K
1a

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Cautionary statement regarding forward-looking statements
This Form 6-K contains certain forward-
looking statements with respect to HSBC’s:
financial condition; results of operations and
business, including the strategic priorities;
financial, investment and capital targets; and
ESG ambitions, targets and commitments
described herein.
Statements that are not historical facts,
including statements about HSBC’s beliefs
and expectations, are forward-looking
statements. Words such as ‘may’, ‘will’,
‘should’, ‘expects’, ‘targets’, ‘anticipates’,
‘intends’, ‘plans’, ‘believes’, ‘seeks’,
‘estimates’, ‘potential’ and ‘reasonably
possible’, or the negative thereof, other
variations thereon or similar expressions are
intended to identify forward-looking
statements. These statements are based on
current plans, information, data, estimates
and projections, and therefore undue reliance
should not be placed on them. Forward-
looking statements speak only as of the date
they are made. HSBC makes no commitment
to revise or update any forward-looking
statements to reflect events or
circumstances occurring or existing after the
date of any forward-looking statements.
Written and/or oral forward-looking
statements may also be made in the periodic
reports to the US Securities and Exchange
Commission, summary financial statements
to shareholders, offering circulars and
prospectuses, press releases and other
written materials, and in oral statements
made by HSBC’s directors, officers or
employees to third parties, including financial
analysts.
Forward-looking statements involve inherent
risks and uncertainties. Readers are
cautioned that a number of factors could
cause actual results to differ, in some
instances materially, from those anticipated
or implied in any forward-looking statement.
These include, but are not limited to:
–changes in general economic conditions in
the markets in which we operate, such as
new, continuing or deepening recessions,
prolonged inflationary pressures and
fluctuations in employment levels and the
creditworthiness of customers beyond
those factored into consensus forecasts;
the Russia-Ukraine war and the conflict in
the Middle East and their impact on global
economies and the markets where HSBC
operates, which could have a material
adverse effect on (among other things) our
financial condition, results of operations,
prospects, liquidity, capital position and
credit ratings; deviations from the market
and economic assumptions that form the
basis for our ECL measurements (including,
without limitation, as a result of the Russia-
Ukraine war and the conflict in the Middle
East, inflationary pressures, commodity
price changes, and ongoing developments
in the commercial real estate sectors in
mainland China and Hong Kong); potential
changes in HSBC’s dividend policy;
changes and volatility in foreign exchange
rates and interest rates levels, including the
adverse effect of the recent decline in
HIBOR and the accounting impact resulting
from financial reporting in respect of
hyperinflationary economies; volatility in
equity markets; lack of liquidity in wholesale
funding or capital markets, which may
affect our ability to meet our obligations
under financing facilities or to fund new
loans, investments and businesses;
geopolitical tensions or diplomatic
developments producing social instability or
legal uncertainty, such as the Russia-
Ukraine war or the conflict in the Middle
East (including the continuation or
escalation thereof) and the related
imposition of sanctions, export-control and
trade restrictions, supply chain restrictions
and disruptions (including as a result of any
potential further escalation of the conflict
between Iran and Israel), sustained
increases in energy prices and key
commodity prices, claims of human rights
violations, diplomatic tensions between
China and the US, which may extend to and
involve other countries and territories, and
developments in Hong Kong and Taiwan,
alongside other potential areas of tension,
which may adversely affect HSBC by
creating regulatory, reputational and market
risks; the efficacy of government,
customer, and HSBC’s actions in managing
and mitigating ESG risks, in particular
climate risk, nature-related risks and human
rights risks, and in supporting the global
transition to net zero carbon emissions,
each of which can impact HSBC both
directly and indirectly through our
customers and which may result in
potential financial and non-financial impacts;
illiquidity and downward price pressure in
national real estate markets; adverse
changes in central banks’ policies with
respect to the provision of liquidity support
to financial markets; heightened market
concerns over sovereign creditworthiness
in over-indebted countries; adverse
changes in the funding status of public or
private defined benefit pensions; societal
shifts in customer financing and investment
needs, including consumer perception as to
the continuing availability of credit;
exposure to counterparty risk, including
third parties using us as a conduit for illegal
activities without our knowledge; the
discontinuation of certain key Ibors and the
transition of the remaining legacy Ibor
contracts to near risk-free benchmark rates,
which continues to expose HSBC to some
financial and non-financial risks; and price
competition in the market segments we
serve;
–changes in government policy and
regulation, including trade and tariff policies,
as well as monetary, interest rate and other
policies of central banks and other
regulatory authorities in the principal
markets in which we operate and the
consequences thereof (including, without
limitation, actions taken as a result of
changes in government following national
elections and the trade policies announced
by the US and potential countermeasures
that may be adopted by countries, including
in the markets where the Group operates);
initiatives to change the size, scope of
activities and interconnectedness of
financial institutions in connection with the
implementation of stricter regulation of
financial institutions in key markets
worldwide; revised capital and liquidity
benchmarks, which could serve to
deleverage bank balance sheets and lower
returns available from the current business
model and portfolio mix; changes to tax
laws and tax rates applicable to HSBC,
including the imposition of levies or taxes
designed to change business mix and risk
appetite; the practices, pricing or
responsibilities of financial institutions
serving their consumer markets;
expropriation, nationalisation, confiscation
of assets and changes in legislation relating
to foreign ownership; the UK’s relationship
with the EU, particularly with respect to the
potential divergence of UK and EU law on
the regulation of financial services; changes
in government approach and regulatory
treatment in relation to ESG disclosures and
reporting requirements, and the current lack
of a single standardised regulatory approach
to ESG across all sectors and markets;
changes in UK macroeconomic and fiscal
policy, which may result in fluctuations in
the value of the pound sterling; general
changes in government policy (including,
without limitation, actions taken as a result
of changes in government following
national elections in the markets where the
Group operates) that may significantly
influence investor decisions; the costs,
effects and outcomes of regulatory
reviews, actions or litigation, including any
additional compliance requirements; and
the effects of competition in the markets
where we operate including increased
competition from non-bank financial
services companies; and
–factors specific to HSBC, including our
success in adequately identifying the risks
we face, such as the incidence of loan
losses or delinquency, and managing those
risks (through account management,
hedging and other techniques); our ability to
achieve our financial, investment, capital
and ESG ambitions, targets, and
commitments (including the positions set
forth in our thermal coal phase-out policy
and our energy policy and our targets to
reduce our on-balance sheet financed
emissions and, where applicable, facilitated
emissions in our portfolio of selected high-
emitting sectors), which may result in our
failure to achieve any of the expected
outcomes of our strategic priorities;
evolving regulatory requirements and the
development of new technologies,
including artificial intelligence, affecting
how we manage model risk; model
limitations or failure, including, without
limitation, the impact that high inflationary
pressures and interest rates have had on
the performance and usage of financial
models, which may require us to hold
additional capital, incur losses and/or use

HSBC Holdings plc Interim Report 2025 on Form 6-K
1b

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
compensating controls, such as
judgemental post-model adjustments, to
address model limitations; changes to the
judgements, estimates and assumptions
we base our financial statements on;
changes in our ability to meet the
requirements of regulatory stress tests; a
reduction in the credit ratings assigned to
us or any of our subsidiaries, which could
increase the cost or decrease the
availability of our funding and affect our
liquidity position and net interest margin;
changes to the reliability and security of our
data management, data privacy, information
and technology infrastructure, including
threats from cyber-attacks, which may
impact our ability to service clients and may
result in financial loss, business disruption
and/or loss of customer services and data;
the accuracy and effective use of data,
including internal management information
that may not have been independently
verified; changes in insurance customer
behaviour and insurance claim rates; our
dependence on loan payments and
dividends from subsidiaries to meet our
obligations; changes in our reporting
frameworks and accounting standards,
which have had and may continue to have a
material impact on the way we prepare our
financial statements; our ability to
successfully execute planned strategic
acquisitions and disposals; our success in
adequately integrating acquired businesses
into our business; our ability to successfully
execute and implement the announced
strategic reorganisation of the Group;
changes in our ability to manage third-party,
fraud, financial crime and reputational risks
inherent in our operations; employee
misconduct, which may result in regulatory
sanctions and/or reputational or financial
harm; changes in skill requirements, ways
of working and talent shortages, which may
affect our ability to recruit and retain senior
management and an inclusive and skilled
workforce; and changes in our ability to
develop sustainable finance and ESG-
related products consistent with the
evolving expectations of our regulators, and
our capacity to measure the environmental
and social impacts from our financing
activity (including as a result of data
limitations and changes in methodologies),
which may affect our ability to achieve our
ESG ambitions, targets and commitments,
including our net zero ambition, our targets
to reduce on-balance sheet financed
emissions and, where applicable, facilitated
emissions in our portfolio of selected high-
emitting sectors and the positions set forth
in our thermal coal phase-out policy and our
energy policy, and increase the risk of
greenwashing. Effective risk management
depends on, among other things, our ability
through stress testing and other techniques
to prepare for events that cannot be
captured by the statistical models it uses;
our success in addressing operational, legal
and regulatory, and litigation challenges;
and other risks and uncertainties we
identify in ‘Risk Overview’ on pages 16 to
17 of this Form 6-K.
Additional detailed information concerning
important factors, including but not limited to
ESG-related factors, that could cause actual
results to differ materially from those
anticipated or implied in any forward-looking
statement in this Form 6-K is available in our
Annual Report and Accounts for the fiscal
year ended 31 December 2024 (the ‘Annual
Report and Accounts 2024’), which was filed
with the SEC on Form 20-F on 20 February
2025.
This Form 6-K contains a number of images,
graphics, text boxes and credentials which
aim to give a high-level overview of certain
elements of our disclosures and to improve
accessibility for readers. These images,
graphics, text boxes and credentials are
designed to be read within the context of this
Form 6-K as a whole.

Certain defined terms
Unless the context requires otherwise,
‘HSBC Holdings’ means HSBC Holdings plc
and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’
refer to HSBC Holdings together with its
subsidiary undertakings. Within this
document the Hong Kong Special
Administrative Region of the People’s
Republic of China is referred to as ‘Hong
Kong’. When used in the terms
‘shareholders’ equity’ and ‘total shareholders’
equity’, ‘shareholders’ means holders of
HSBC Holdings ordinary shares and those
preference shares and capital securities
issued by HSBC Holdings classified as equity.
The abbreviations ‘$m’, ‘$bn’ and ‘$tn’
represent millions, billions (thousands of
millions) and trillions of US dollars,
respectively.

HSBC Holdings plc Interim Report 2025 on Form 6-K
1

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Highlights
Financial performance in 1H25
–Profit before tax decreased by $5.7bn to
$15.8bn compared with 1H24, primarily
due to the recognition of dilution and
impairment losses of $2.1bn related to our
associate Bank of Communications Co.,
Limited (‘BoCom‘). In addition, there was an
adverse impact from the non-recurrence of
$3.6bn in net gains in 1H24 relating to the
disposals of our banking business in Canada
and our business in Argentina. Profit after
tax of $12.4bn was $5.2bn or 30% lower
compared with 1H24.
–Constant currency profit before tax
excluding notable items increased by
$0.9bn to $18.9bn compared with 1H24,
from a strong performance in Wealth in our
IWPB and Hong Kong business segments,
supported by higher customer activity, and
in Foreign Exchange and Debt and Equity
Markets driven by volatile market conditions.
This was partly offset by higher expected
credit losses and other credit impairment
charges (‘ECL‘) and a targeted increase in
operating expenses, which included higher
spend and investment in technology.
–Annualised return on average tangible
equity (‘RoTE‘) in 1H25 was 14.7%,
compared with 21.4% in 1H24. Excluding
notable items, annualised RoTE in 1H25
was 18.2%, a rise of 1.2 percentage points
compared with 1H24.
–Revenue decreased by $3.2bn or 9% to
$34.1bn compared with 1H24. The reduction
reflected the year-on-year impact of notable
items, mainly from disposals in Canada and
Argentina in 1H24. Excluding notable items,
revenue increased primarily due to fee and
other income growth in Wealth and in Foreign
Exchange and in Debt and Equity Markets.
Constant currency revenue excluding
notable items rose by $1.9bn to $35.4bn
compared with 1H24.
–Net interest income (‘NII’) decreased by
$0.1bn compared with 1H24, including an
–adverse impact of $0.4bn from foreign
currency translation differences. On a
constant currency basis, NII increased as the
benefit of our structural hedge and lower
costs of funding offset reductions due to the
business disposals in Argentina and Canada
and the impact of lower market interest rates
on asset re-pricing. The reduction in interest
rates reduced the funding costs of the trading
book, which led to a fall in banking net
interest income (‘banking NII‘) of $0.9bn or
4% compared with 1H24.
–Net interest margin (‘NIM’) of 1.57%
decreased by 5 basis points (‘bps‘)
compared with 1H24, mainly due to an
adverse impact from foreign currency
translation differences and the disposal of
our business in Argentina, partly offset by
the benefit of our structural hedge.
–ECL of $1.9bn were $0.9bn higher than in
1H24. The charge in 1H25 included charges
related to the Hong Kong commercial real
estate (‘CRE’) sector. This reflected updates
to our models used for ECL calculations, an
increase in allowances for new defaulted
exposures, as well as the over-supply of
non-residential properties putting continued
downward pressure on rental and capital
values. The 1H25 period also included
allowances to reflect heightened uncertainty
and a deterioration in the forward economic
outlook due to geopolitical tensions and
higher trade tariffs. In 1H24, the ECL charge
benefited from allowance releases, mainly in
the UK.
–Operating expenses of $17.0bn were
$0.7bn or 4% higher than in 1H24. Growth
reflected restructuring and other related
costs associated with our organisational
simplification of $0.6bn. It also included
–higher spend and investment in technology.
These increases were partly offset by cost
reductions due to our disposals in Canada
and Argentina.
–Target basis operating expenses were
$0.4bn or 3% higher than in 1H24, primarily
due to higher spend and investment in
technology and the impacts of inflation.
–Customer lending balances of $982bn
increased by $51bn compared with
31 December 2024, including favourable
foreign currency translation differences. On
a constant currency basis, lending balances
increased by $7bn, mainly in our UK
business.
–Customer accounts of $1,719bn increased
by $64bn compared with 31 December
2024, including favourable foreign currency
translation differences. On a constant
currency basis, customer accounts
decreased by $8bn, mainly from the
classification of deposits to held for sale,
notably $12bn related to our custody
business in Germany, and outflows in CIB in
the UK, partly offset by an increase in our
Hong Kong business.
–Common equity tier 1 (‘CET1’) capital
ratio of 14.6% decreased by 0.3
percentage points compared with
31 December 2024, driven by an increase in
risk-weighted assets (‘RWAs‘), partly offset
by an increase in CET1 capital through profit
generation net of distributions. The increase
in RWAs was mainly driven by foreign
currency translation differences and asset
size movements.
–The Board has approved a second interim
dividend of $0.10 per share. We also
intend to initiate a share buy-back of up to
$3bn, which we expect to complete by our
third quarter 2025 results announcement.
ÑFor detailed commentary, see page 7.

Financial performance in 2Q25
–Profit before tax decreased by $2.6bn or
29% to $6.3bn compared with 2Q24,
primarily due to the recognition of dilution
and impairment losses of $2.1bn in BoCom.
Profit after tax of $4.9bn was $2.0bn or
29% lower compared with 2Q24. On a
constant currency basis, profit before tax
decreased by $2.7bn or 30%.
–Revenue fell by $0.1bn to $16.5bn
compared with 2Q24. The reduction
included the impact of notable items, as
mentioned above. Excluding these,
revenue increased primarily due to fee and
other income growth in Wealth in our
IWPB and Hong Kong business segments,
supported by higher customer activity, and
in Foreign Exchange and in Debt and
Equity Markets, driven by volatile market
conditions.
–Constant currency revenue excluding
notable items rose by $0.8bn to $17.7bn.
–NIM of 1.56% decreased by 3 bps
compared with 1Q25, driven by lower
margins in Asia.
–ECL of $1.1bn were $0.7bn higher than in
2Q24. The charge in 2Q25 included
charges related to the Hong Kong CRE
sector. This reflected updates to our
models used for ECL calculations, an
increase in allowances for new defaulted
exposures, as well as the over-supply of
non-residential properties putting
continued downward pressure on rental
and capital values. In 2Q24, the ECL
charge benefited from a release of
allowances in the UK and from a recovery
relating to a single CIB client.
–Operating expenses of $8.9bn rose by
$0.8bn or 10% compared with 2Q24. The
increase was related to restructuring and
other related costs associated with our
organisational simplification, and from higher
spend and investment in technology. These
increases were partly offset by the impact of
the disposal of our business in Argentina.
–Customer lending increased by $37bn
compared with 1Q25 on a reported basis
and by $5bn on a constant currency basis.
–Customer accounts increased by $52bn
compared with 1Q25 on a reported basis
and by $2bn on a constant currency basis.

HSBC Holdings plc Interim Report 2025 on Form 6-K
2

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Outlook
–We operate in a global environment
characterised by constant change and
uncertainty, creating volatility in both
economic forecasts and financial
markets. The Group is well positioned to
manage the impacts of these challenges and
is focused on delivering the best outcomes
for our customers.
–We continue to target a mid-teens RoTE
in each of the three years from 2025 to
2027 excluding notable items. We also
continue to expect banking NII of around
$42bn in 2025 based on our latest
modelling, recognising the favourable
impacts of foreign exchange rates and the
adverse effect of the fall in the Hong Kong
Interbank Offered Rate (‘HIBOR’),
particularly during 2Q25.
–The Group is well positioned to manage the
changes and uncertainties prevalent within
the global environment in which we operate,
including in relation to tariffs. We have
modelled a disruptive tariff scenario that
includes significant reductions in policy
rates, together with broader
macroeconomic deterioration. While we
–would expect the direct impact from tariffs
to have a relatively modest impact on our
revenue, the broader macroeconomic
deterioration may see RoTE excluding
notable items fall outside of our mid-teens
targeted range in future years.
–We now expect ECL charges as a
percentage of average gross loans to be
around 40bps in 2025 (including loans held
for sale balances). This reflects continuing
challenging market conditions in the Hong
Kong CRE sector.
–The Group remains on track to deliver on
our cost target. Our growth in target basis
operating expenses in 2025 compared with
2024 remains approximately 3%. Our cost
target includes the impact of simplification-
related saves associated with our announced
reorganisation.
–We continue to expect demand for lending
to remain muted during 2025. However,
over the medium to long term we expect
mid-single digit percentage growth for
year-on-year customer lending balances.
–We continue to expect double-digit
percentage average annual growth in fee
and other income in Wealth over the
medium term.
–We intend to manage the CET1 capital
ratio within our medium-term target
range of 14% to 14.5%, with a dividend
payout ratio target basis of 50% for 2025,
excluding material notable items and related
impacts.
ÑOur targets and expectations reflect our current
outlook for the global macroeconomic
environment and market-dependent factors,
such as market-implied interest rates (as of mid-
July 2025) and rates of foreign exchange, as well
as customer behaviour and activity levels.
ÑWe do not reconcile our forward guidance on
RoTE excluding the impact of notable items,
target basis operating expenses, dividend payout
ratio target basis or banking NII to their
equivalent reported measures.
ÑSee pages 18 to 19 for a further explanation of
RoTE excluding notable items, banking NII,
target basis operating expenses and dividend
payout ratio target basis. For further information
on our CET1 ratio, see page 67.

Reshaping the Group for growth
–At our 2024 full-year results we announced
measures to simplify the Group, and we
have committed to deliver an annualised
reduction of around $1.5bn in our cost
base, expected by the end of 2026 from our
organisational simplification programme.
We are on track to deliver on our cost
commitments. During 1H25, we incurred
$0.6bn in costs in relation to our
organisational simplification. These were
primarily related to severance, with an
estimated annualised reduction in our cost
base of $0.7bn. By the end of 2025, we
expect to have identified and actioned
annualised cost saves of approximately
$1bn, which would result in a reduction of
around $0.4bn in operating expenses in the
income statement in 2025.
–We are also focused on opportunities where
we have a clear competitive advantage and
accretive returns, and we aim to redeploy
approximately $1.5bn of additional costs
from non-strategic activities into these
areas over the medium term.
–We continue to make progress on actions
previously announced, including the wind-
down of our mergers and acquisitions
(‘M&A’) and equity capital markets activities
in the UK, Europe and the US, and planned
divestments of our private banking business
in Germany, our business in South Africa,
our France life insurance business and our
Bahrain retail banking operations, subject to
local legal and other requirements.
–During 2Q25, we announced the planned
sale of our custody business in Germany and
completed the sale of our stake in Grupo
Galicia. In July 2025, we agreed the sale of
our UK life insurance business, our fund
administration business in Germany, our
business in Uruguay, and our retained
portfolio of home and certain other loans
associated with the disposal of our retail
banking operations in France. The portfolio
sale will result in the recycling to the income
statement of $1.4bn (as at 30 June 2025) in
accumulated fair value losses recognised
through other comprehensive income at
completion, expected in the second half of
2025.
–Earlier this year, we also commenced
targeted strategic reviews of four retail
businesses in Asia: Australia, Indonesia and
Sri Lanka, where reviews are ongoing and no
decisions have been made, and Bangladesh,
where we will start to wind down the retail
business in the second half of this year. Our
CIB business in these markets is unaffected
by these reviews. Our business in Malta
remains under a strategic review and no
decisions have been made.
–Our disciplined approach to capital
allocation allows us to drive investment
into priority growth areas. This includes
further enhancing our Wholesale
Transaction Banking capabilities,
expanding our international businesses
and building our Wealth business,
particularly in Asia. We also aim to
–continue to grow in our home markets in
Hong Kong and the UK, focusing on small
and medium-size enterprises, digital
capabilities and improving our product
proposition.
–Transaction banking continues to perform
well as we leverage our network and
capabilities to capture opportunities from
changing trade and capital flows. In 1H25,
fee and other income in wholesale
transaction banking demonstrated a
strong performance with growth of 9%
compared with 1H24, particularly from
growth in Global Foreign Exchange.
–In Wealth, we are investing in wealth
centres and adding relationship managers.
Wealth balances as at 30 June 2025,
across all of our business segments, were
$2.0tn, an increase of 12% compared with
the same period last year. Within this we
have attracted net new invested assets of
$44bn in the first six months of 2025, with
$27bn booked in Asia. This compared with
net new invested assets in 1H24 of $32bn,
with $38bn booked in Asia.
–In Hong Kong, we attracted another
600,000 new to bank customers. While in
the UK, we are focused on improving the
customer experience in Business Banking
as we seek to grow our market share.
ÑFor more details on our businesses held for sale
and disposal groups, see Note 15 on the
Financial Statements on page 100.

HSBC Holdings plc Interim Report 2025 on Form 6-K
3

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Group CEO’s shareholder letter

Georges Elhedery Group CEO

RoTE ø
14.7%
(1H24: 21.4%)
RoTE excluding notable items ø
18.2%
(1H24: 17.0%)
Profit before tax
$15.8bn
(1H24: $21.6bn)
Dear fellow shareholders,
In my first letter to you I set out a clear vision
to unlock HSBC’s full potential. It is built on
the principle of becoming a simple, more
agile, focused organisation to better serve our
customers. This mission has become even
more important as the world in which we
operate becomes even more uncertain.
By being mission-focused we intend to build
on our strong foundations and hallmark
financial strength, growing in areas of core
competitive advantage while remaining true
to our values. This will help us to achieve our
refreshed ambition of becoming the most
trusted bank globally, putting customers at
the heart of everything we do.
We are making positive progress.
Strong performance
We performed strongly in the first half,
delivering an annualised return on tangible
equity (‘RoTE’) of 14.7%, or 18.2% excluding
the impact of notable items.
Our four businesses performed strongly with
revenue growing in each. We are investing in
customer experience, accelerating growth in
strategic activities and harnessing the power
of technology to change the way we work to
increase productivity.
In our Hong Kong home market, we attracted
a further 600,000 new to bank customers in
the first six months. We also grew deposits
by 9% over the last twelve months on a
constant currency basis.
In our UK home market, our loan book grew
by 4% on the same basis. We were
particularly encouraged by signs of recovery
in lending growth in commercial banking.
IWPB performed strongly. Our Group-wide
wealth businesses grew revenue by 22%, on
a constant currency basis, in line with our
medium-term guidance of growing fee and
other income at double-digit rates. In total,
we attracted net new invested assets of
$44bn with $27bn booked in Asia.
In CIB, we grew fee and other income by
18% on a constant currency basis. More than
two-fifths of this growth came from our
wholesale transaction banking business.
These strong results enable us to announce a
second interim dividend of $0.10 per share
and a further share buy-back of up to $3bn. In
total, we have announced $9.5bn in returns
to our shareholders through dividends and
share buy-backs in the first half of 2025. We
have also reduced our share count by 13%
from the first quarter of 2023.
Economic uncertainties
The global economy is facing structural
challenges that are both longstanding and
newly unfolding. This is leading to economic
uncertainty and market volatility. The main
drivers are the unpredictability of broad-based
tariffs and rising fiscal vulnerabilities. This is
complicating the inflation and interest rate
outlook creating greater uncertainty.
Even before tariffs take effect, trade
disruptions are reshaping the economic
landscape. One consequence is the
adjustment of supply chains.
Differentiated strengths
We are working with our customers to adapt
to this operating environment and changes in
the global economy.
First, we enter this period of economic
unpredictability from a position of strength.
We have a strong balance sheet and diverse,
recurring earnings. Our highly stable deposit
franchise is performing well. This is
underpinned by a strong capital position and a
high-quality credit portfolio. Second, the
complex dynamics of a shifting world
emphasise the advantages of our scale and
global footprint. That is why customers are
turning to us as their trusted partner.
We operate across the world’s key trade
routes, including the intra-regional corridors
that have been growing fast over recent
years. We have longstanding experience of
facilitating financial flows both globally and
through the local expertise we’ve gained
from being so deeply rooted in economies
throughout our 160 year history. We have
5,000 trade specialists in more than 50
markets operating on both sides of trade
flows. This brings significant expertise and
real time insight to our customers.

HSBC Holdings plc Interim Report 2025 on Form 6-K
4

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
“We’re making positive
progress in becoming a
simple, more agile,
focused organisation
built on our core
strengths. In the first
half, we continued to
execute our strategy
with discipline and each
of our four businesses
sustained momentum in
their earnings with each
growing revenue. This
gives us confidence in
our ability to deliver our
targets.”
And we continue to invest in innovative
products like HSBC TradePay for Import
Duties, a targeted financing solution for our
US customers which simplifies the payment
of import duties whilst helping them optimise
working capital.
We are also well placed across many of the
world’s fastest-growing wealth markets to
help customers navigate greater market
volatility as they look to protect and grow
their wealth. Our new state-of-the-art wealth
centres in our home markets of Hong Kong
and the UK, and across Asia, offer premium
venues to access personalised wealth
management services.
Disciplined delivery of our commitments
We continue to move with energy and intent
in the way we deliver our strategy, the way
we find the efficiencies that optimise our
resource allocation and the way we actively
and dynamically manage our costs, capital
and target investments.
This can be seen in the momentum in our
earnings, the discipline in our execution,
and the confidence we have in our ability to
deliver our targets.
The tighter, talented leadership team I have
put in place at the Group Operating
Committee continue to sharpen the focus of
our four businesses with direct influence over
strategy and execution, alongside
accountability for driving results.
Organisational simplification
Together, we are making meaningful
progress in our mission to deliver $1.5bn of
annualised savings, with actions taken in the
first half resulting in $0.7bn of these cost
saves. We remain on track to realise the full
$1.5bn in 2027.
Reallocation from non-strategic
activities
We are also making progress in our efforts to
generate incremental investment capacity for
our priority growth areas.
We have announced the strategic disposals
of our business in Uruguay, Bahrain retail
operations, UK life insurance subsidiary,
German custody and fund administration
businesses and our French portfolio of home
and other loans retained following the
disposal of our retail operations in France.
We have also taken action to refocus our
investment bank, making progress on the
winding down of our M&A and equity capital
markets activities in Europe, the UK and the
Americas to focus on Asia and the Middle
East where we have regional market
leadership and significant room to grow. We
have also expanded our focus on our debt
capabilities globally, comprising our Debt
Capital Markets and Leveraged and
Acquisition Finance franchises, to include our
Private Debt activities.
Investing for growth
By creating this capacity, our priority is
investing for growth. In our home markets
we will expand the number of wealth centres
and enhance our wealth capabilities in Hong
Kong, which is expected to become the
world’s leading cross-border wealth centre. In
the UK, we will enhance our SME coverage
and proposition.
In CIB, we will further enhance our
transaction banking capabilities, including in
global payments, trade solutions and foreign
exchange where we have leading global
propositions. We will also invest in security
services, where we have a leading position in
Asia and the Middle East.
In IWPB, we continue to hire new
relationship managers across our priority
growth markets, launch new wealth products
and invest in technology and training to
improve customer experience.
We will also modernise the bank by capturing
the opportunity of AI and generative AI, and
improve customer service through both our
mobile apps and contact centres. We will
increase productivity with tools such as
coding assistants, and improve process
efficiency in areas such as onboarding, KYC,
credit applications and many others.
High performance culture
At the same time, we are instilling a culture
of excellence, leadership and accountability
throughout the bank. This culture prioritises
customer centricity and high performance. As
part of this, we have launched a bank-wide
leadership programme designed to make
culture an enabler of our ambition and
strategy.
Thank you
Finally, I want to thank my valued colleagues
around the world, whose talent and drive
enable us to make a difference daily for our
customers.
I also want to thank our customers for their
partnership and trust.
Looking ahead, with firm foundations in
place, clarity in our strategy, discipline in our
execution and dynamism in our culture,
momentum continues to build.
We are confident in our ability to deliver
against our targets, including a mid-teens
RoTE, excluding notable items, for 2025,
2026 and 2027.
We are working towards achieving our
ambition of becoming the most trusted bank
globally, putting customers at the heart of
everything we do.
By doing this, we remain focused on
generating strategic growth and delivering
attractive returns for you, our shareholders.
Georges Elhedery
Group CEO
30 July 2025

HSBC Holdings plc Interim Report 2025 on Form 6-K
5

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial overview
Group financial targets
Return on average tangible equity
excluding notable items (annualised) ø
18.2%
(1H24: 17.0%)
In 1H25, RoTE (annualised) was 14.7%, a
decrease of 6.7 percentage points from
1H24.
For the purposes of measuring performance
against our Group target, we adjust RoTE to
exclude notable items.
RoTE excluding notable items (annualised)
was 18.2%, an increase of 1.2 percentage
points compared with 1H24.
ÑSee pages 18 and 39 for further detail on RoTE
excluding notable items.
ÑSee page 18 for further details on notable items.
Target basis operating expenses ø
$16.2bn
(1H24: $15.8bn)
In 1H25, operating expenses of $17.0bn
increased by $0.7bn or 4%, on a reported basis.
In 1H25, target basis operating expenses grew
by 3% compared with 1H24. This primarily
reflected higher spend and investment in
technology and inflationary pressures.
Our target basis operating expenses exclude
the direct cost impact of the business
disposals in Canada and Argentina, notable
items and the impact of retranslating the prior
year results of hyperinflationary economies at
constant currency.
Our target basis operating expenses includes
the impact of simplification-related savings
associated with our reorganisation, which aims
to generate approximately $0.4bn of cost
reductions in 2025, with a commitment to an
annualised reduction of $1.5bn in our cost
base by the end of 2026. To deliver these
reductions, we plan to incur severance and
other up-front costs of $1.8bn over 2025 and
2026, which will be classified as notable items.
ÑSee page 41 for a reconciliation of target basis
operating expenses to reported operating expenses.
Capital and dividend policy
CET1 ratio
14.6%
Second interim dividend per ordinary
share in respect of 2025
$0.10
At 30 June 2025, our CET1 capital ratio
was 14.6%, down 0.3 percentage points from
31 December 2024. This was driven by
an increase in RWAs, partly offset by an
increase in our CET1 capital through profit
generation net of distributions.
Alongside our 1H25 results, the Board has
announced a second interim dividend of
$0.10 per ordinary share.
ÑSee page 2 for details on our current outlook on
our financial targets.

Basis of presentation
Constant currency performance
Constant currency performance is computed
by adjusting reported results of comparative
periods for the effects of foreign currency
translation differences, which distort period-
on-period comparisons. We consider constant
currency performance to provide useful
information for investors by aligning internal
and external reporting, and reflecting how
management assesses period-on-period
performance.
Notable items
We separately disclose ‘notable items‘, which
are components of our income statement
that management considers as outside the
normal course of business and generally non-
recurring in nature.
Certain notable items are classified as
‘material notable items’, a subset of notable
items. Categorisation as a material notable
item is dependent on the nature of each item
in conjunction with the financial impact on the
Group’s income statement, and are excluded
from our target basis dividend payout ratio
calculation and earnings per share measure.
Material notable items in 1H25 or relevant
comparative periods relate to the following:
–Income statement impacts associated
with actions to exit or wind down certain
businesses to redeploy costs from non-
strategic activities into areas where we
have a competitive advantage and
accretive returns (reported under
‘Disposals, wind-downs, acquisitions and
related costs’ in notable items).
–Dilution and impairment losses on our
investment in BoCom.
–Impacts from transactions that completed
in previous periods, including the sale of
our retail banking operations in France, the
sale of our banking business in Canada and
the disposal of our business in Argentina.
Impact of strategic transactions
To aid the understanding of our results, we
separately disclose the impact of strategic
transactions classified as material notable
items on the results of the Group and our
business segments. In 1H25, strategic
transactions classified as material notable
items in current or relevant comparative
periods were the same as the material
notable items outlined in the preceding
‘Notable items’ section. The distorting impact
of the operating income statement results
related to acquisitions and disposals that
affect period-on-period comparisons, related
to our disposals in Canada and Argentina.
Management view of revenue on a
constant currency basis
We provide breakdowns of revenue for each of
our business segments on a constant currency
basis by major product. These reflect the basis
on which revenue performance of the
businesses is assessed and managed.
We group certain products in a consistent
manner across our business segments.
Wholesale transaction banking comprises our
Global Foreign Exchange, Global Payments
Solutions (‘GPS’), Global Trade Solutions (‘GTS’)
and Securities Services businesses. Wealth
comprises our Investment Distribution,
Insurance, Private Bank (formerly Global Private
Banking) and Asset Management businesses.
On page 7, we also provide a summarised
management view of revenue for the Group‘s
results, on reported foreign exchange rates,
to supplement the Group‘s reported revenue
performance using a product grouping, which
is used to manage and assess our segmental
performance.
ÑSee page 29 for further details on the impact of
strategic transactions.
ÑSee pages 26 to 27 and pages 34 to 36 for
details of notable items in our business
segments and legal entities during 1H25 and
1H24.

HSBC Holdings plc Interim Report 2025 on Form 6-K
6

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Key financial metrics

	Half-year to
Reported results	30 Jun 2025	30 Jun 2024
Profit before tax ($m)	15,810	21,556
Profit after tax ($m)	12,441	17,665
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’) ($m)	34,122	37,292
Cost efficiency ratio (%)	49.9	43.7
Net interest margin (%)	1.57	1.62
Basic earnings per share ($)	0.65	0.89
Diluted earnings per share ($)	0.65	0.88
Dividend per ordinary share (in respect of the period) ($)[1]	0.20	0.41
Alternative performance measures ø
Constant currency profit before tax ($m)	15,810	21,491
Constant currency revenue ($m)	34,122	37,057
Constant currency cost efficiency ratio (%)	49.9	43.7
Constant currency profit before tax excluding notable items ($m)	18,928	18,006
Constant currency revenue excluding notable items ($m)	35,397	33,493
Constant currency profit before tax excluding notable items and strategic transactions ($m)	18,928	17,676
Constant currency revenue excluding notable items and strategic transactions ($m)	35,397	32,672
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers (%)	0.40	0.20
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers, including held for sale (%)	0.40	0.20
Basic earnings per share excluding material notable items and related impacts ($)	0.78	0.68
Return on average ordinary shareholders’ equity (annualised) (%)	13.7	19.8
Return on average tangible equity (annualised) (%)	14.7	21.4
Return on average tangible equity excluding notable items (annualised) (%)	18.2	17.0
Target basis operating expenses ($m)	16,179	15,764
	At
Balance sheet	30 Jun 2025	31 Dec 2024
Total assets ($m)	3,214,371	3,017,048
Net loans and advances to customers ($m)	981,722	930,658
Customer accounts ($m)	1,718,604	1,654,955
Average interest-earning assets, year to date ($m)	2,159,900	2,099,285
Loans and advances to customers as % of customer accounts (%)	57.1	56.2
Total shareholders’ equity ($m)	192,554	184,973
Tangible ordinary shareholders’ equity ($m)	159,557	154,295
Net asset value per ordinary share at period end ($)	9.88	9.26
Tangible net asset value per ordinary share at period end ($)	9.17	8.61
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)[2,3]	14.6	14.9
Risk-weighted assets ($m)[2,3]	886,860	838,254
Total capital ratio (%)[2,3]	20.1	20.6
Leverage ratio (%)[2,3]	5.4	5.6
High-quality liquid assets (liquidity value, average) ($m)[3,4]	678,059	649,210
Liquidity coverage ratio (average) (%)[3,4]	140	138
Share count
Period end basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,397	17,918
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares, after deducting own shares held (millions)	17,529	18,062
Average basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,646	18,357
ÑFor reconciliations of our reported results to a constant currency basis, including lists of notable items, see page 26. For detail on other alternative performance measures, including definitions and calculations, see ‘Reconciliation of alternative performance measures’ on pages 38 to 41.
1Dividend per ordinary share for the half-year to 30 June 2024 includes the special dividend of $0.21 per ordinary share arising from the proceeds of the sale of our banking business in Canada to Royal Bank of Canada.
2References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK‘s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law. Regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. Effective 1 January 2025, the
IFRS 9 transitional arrangements came to an end, followed by the end of the CRR II grandfathering provisions on 28 June 2025.
3 Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
4The liquidity coverage ratio is based on the average value of the preceding 12 months.

HSBC Holdings plc Interim Report 2025 on Form 6-K
7

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Income statement results
1H25 compared with 1H24 – reported results

Movement in reported profit before tax compared with 1H24
	Half-year to		Variance
Reported results			1H25 vs. 1H24
	30 Jun 2025	30 Jun 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	34,122	37,292	(3,170)	(9)	(4,653)
– of which: net interest income (‘NII’)	16,821	16,911	(90)	(1)	(1,222)
ECL	(1,941)	(1,066)	(875)	(82)	96
Net operating income	32,181	36,226	(4,045)	(11)	(4,557)
Total operating expenses	(17,022)	(16,296)	(726)	(4)	311
Operating profit/(loss)	15,159	19,930	(4,771)	(24)	(4,246)
Share of profit in associates and joint ventures less impairment	651	1,626	(975)	(60)	—
Profit before tax	15,810	21,556	(5,746)	(27)	(4,246)
Tax income/(expense)	(3,369)	(3,891)	522	13
Profit/(loss) after tax	12,441	17,665	(5,224)	(30)

Revenue excluding notable items	35,397	33,721	1,676	5
Profit before tax excluding notable items	18,928	18,067	861	5
1For details, see ‘Impact of strategic transactions‘ on page 29.

Notable items
	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(139)	3,571
Dilution loss of interest in BoCom associate	(1,136)	—
Currency translation on revenue notable items	—	(7)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(227)	(101)
Restructuring and other related costs	(616)	19
Currency translation on operating expenses notable items	—	2
Associates and joint ventures
Impairment losses of interest in BoCom associate	(1,000)	—

Supplementary management view of revenue

	Half-year to		1H25 vs. 1H24
	30 Jun 2025	30 Jun 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	34,122	37,292	(3,170)	(9)	(4,653)
Banking NII[2]	21,313	22,204	(891)	(4)	(1,264)
Fee and other income	12,809	15,088	(2,279)	(15)	(3,389)
– Notable items	(1,275)	3,571	(4,846)	>(100)	(3,873)
– Wealth	4,564	3,741	823	22	(85)
– Wholesale Transaction Banking	5,637	5,226	411	8	(136)
– Other	3,883	2,550	1,333	52	705
1For details, see ‘Impact of strategic transactions‘ on page 29.
2For a reconciliation of banking NII to reported NII, see page 21.
1H25 compared with 1H24 – constant currency basis

Movement in profit before tax compared with 1H24 – on a constant currency basis
	Half-year to		1H25 vs. 1H24
	30 Jun 2025	30 Jun 2024			of which strategic transactions[1]
Results – on a constant currency basis ø	$m	$m	$m	%	$m
Revenue	34,122	37,057	(2,935)	(8)	(4,695)
ECL	(1,941)	(993)	(948)	(95)	64
Total operating expenses	(17,022)	(16,192)	(830)	(5)	300
Operating profit	15,159	19,872	(4,713)	(24)	(4,331)
Share of profit in associates and joint ventures less impairment	651	1,619	(968)	(60)	—
Profit before tax	15,810	21,491	(5,681)	(26)	(4,331)
1For details, see ‘Impact of strategic transactions‘ on page 29.

HSBC Holdings plc Interim Report 2025 on Form 6-K
8

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
1H25 compared with 1H24 – performance commentary
Profit before tax
Reported profit before tax of $15.8bn
was $5.7bn lower than in 1H24, primarily
reflecting the impact of notable items. These
included a dilution loss of $1.1bn and the
recognition of an impairment of $1.0bn
relating to our associate BoCom in 1H25. In
addition, there was an adverse impact from
the non-recurrence of a $4.8bn gain in 1H24
on the disposal of our banking business in
Canada, partly offset by a loss of $1.2bn in
1H24 on classification of our business in
Argentina as held for sale.
On a constant currency basis, profit before
tax of $15.8bn was $5.7bn lower than in
1H24, and excluding notable items it
increased by $0.9bn or 5%.
Reported profit after tax of $12.4bn was
$5.2bn or 30% lower compared with 1H24.
Revenue
Reported revenue of $34.1bn was $3.2bn or
9% lower, reflecting a net adverse
movement in notable items of $4.8bn,
primarily relating to the non-recurrence of net
gains in 1H24 related to our disposals in
Canada and Argentina. It also included a
dilution loss of $1.1bn following the
completion of BoCom’s capital issuance,
which reduced our interest from 19.03% to
16.00%.
Revenue excluding notable items increased,
reflecting higher fee and other income in
Wealth. There were strong performances in
Insurance, due to a higher contractual service
margin (‘CSM’) release, as well as growth in
our Private Bank and investment distribution
from higher customer activity. Fee and other
income rose in Wholesale Transaction
Banking, particularly in Global Foreign
Exchange from elevated market volatility, as
well as in Debt and Equity Markets.
NII fell by $0.1bn compared with 1H24,
including an adverse impact of foreign
currency translation differences of $0.4bn
and an adverse impact of $1.3bn from
business disposals in Canada and Argentina.
Excluding these factors, NII increased as the
benefit of our structural hedge and lower
costs of funding offset the impact of lower
market interest rates on asset re-pricing. The
fall in interest rates reduced the funding costs
of the trading book, which resulted in a fall in
banking NII of $0.9bn to $21.3bn.
On a constant currency basis, revenue
decreased by $2.9bn or 8% and banking NII
fell by $0.5bn.
ECL
Reported ECL of $1.9bn were $0.9bn or 82%
higher than in 1H24. The charge in 1H25
included charges of $0.5bn related to the
Hong Kong CRE sector. This reflected
updates to our models used for ECL
calculations, which had an impact of $0.1bn,
an increase in allowances for new defaulted
exposures, as well as the over-supply of non-
residential properties putting continued
downward pressure on rental and capital
values. The 1H25 period also included
allowances to reflect heightened uncertainty
and a deterioration in the forward economic
outlook due to geopolitical tensions and
higher trade tariffs. In 1H24, the ECL charge
benefited from allowance releases, mainly in
the UK and from a recovery relating to a
single CIB client. On a constant currency
basis, ECL charges were $0.9bn higher than
in 1H24.
Operating expenses
Reported operating expenses of $17.0bn
were $0.7bn or 4% higher. The increase was
driven by $0.6bn of restructuring and other
related costs in 1H25 related to our
organisational simplification, mainly
severance costs that are classified as notable
items. It also included an increase of $0.1bn
related to strategic transactions, including
asset impairments in Europe. In addition,
growth included higher spend and
investment in technology and the impacts of
inflation. These increases were partly offset
by reductions following the completion of
business disposals in Canada and Argentina,
the impact of our restructuring activities, and
a favourable impact from foreign currency
translation differences of $0.1bn.
On a constant currency basis, operating
expenses increased by $0.8bn or 5%. Target
basis operating expenses were $0.4bn or 3%
higher than in 1H24 due to higher spend and
investment in technology and the impacts of
inflation.
Share of profit from associates and JVs
less impairment
Reported share of profit from associates and
joint ventures less impairment of $0.7bn was
$1.0bn or 60% lower, due to an impairment
loss of $1.0bn recognised on BoCom
following our value-in-use assessment made
at 30 June 2025, more details of which can
be found in Note 10 on the interim
condensed consolidated financial statements.
This was partly offset by an increase in the
share of profit from Saudi Awwal Bank
(‘SAB’).
Tax expense
Tax in 1H25 was a charge of $3.4bn,
representing an effective tax rate of 21.3%,
which compared with a charge of $3.9bn in
1H24, representing an effective tax rate of
18.1%. Both periods included certain material
notable items that were not subject to tax,
excluding which the effective rate for 1H25
was 19.7%, compared with 21.4% for 1H24.
ÑFor further details on tax notable items,
see page 22.
Second interim dividend for 2025
On 30 July 2025, the Board announced a
second interim dividend for 2025 of $0.10 per
ordinary share. For further details, see
page 105.
2Q25 compared with 2Q24 – reported results

Movement in reported profit before tax compared with 2Q24
Reported results	Quarter ended			2Q25 vs. 2Q24
	30 Jun 2025	30 Jun 2024	31 Mar 2025			of which strategic transactions[1]
	$m	$m	$m	$m	%	$m
Revenue	16,473	16,540	17,649	(67)	—	(165)
– of which: net interest income (‘NII’)	8,519	8,258	8,302	261	3	(434)
ECL	(1,065)	(346)	(876)	(719)	>(100)	(5)
Net operating income	15,408	16,194	16,773	(786)	(5)	(170)
Total operating expenses	(8,920)	(8,145)	(8,102)	(775)	(10)	(73)
Operating profit/(loss)	6,488	8,049	8,671	(1,561)	(19)	(243)
Share of profit in associates and joint ventures less impairment	(162)	857	813	(1,019)	>(100)	—
Profit before tax	6,326	8,906	9,484	(2,580)	(29)	(243)
Tax income/(expense)	(1,455)	(2,078)	(1,914)	623	30
Profit/(loss) after tax	4,871	6,828	7,570	(1,957)	(29)
1  For details, see ‘Impact of strategic transactions‘ on page 29.

HSBC Holdings plc Interim Report 2025 on Form 6-K
9

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Notable items
	Quarter ended
	30 Jun 2025	30 Jun 2024	31 Mar 2025
	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(48)	(161)	(91)
Dilution loss of interest in BoCom associate	(1,136)	—	—
Currency translation on revenue notable items	—	—	(1)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(177)	(38)	(50)
Restructuring and other related costs	(475)	6	(141)
Currency translation on operating expenses notable items	—	2	—
Associates and joint ventures
Impairment losses of interest in BoCom associate	(1,000)	—	—

Supplementary management view of revenue
	Quarter ended			2Q25 vs. 2Q24
	30 Jun 2025	30 Jun 2024	31 Mar 2025			of which strategic transactions[1]
	$m	$m	$m	$m	%	$m
Revenue	16,473	16,540	17,649	(67)	—	(165)
Banking NII[2]	10,714	10,938	10,599	(224)	(2)	(448)
Fee and other income	5,759	5,602	7,050	157	3	283
– Notable items	(1,184)	(161)	(91)	(1,023)	>(100)	(43)
– Wealth	2,274	1,848	2,290	426	23	(23)
– Wholesale Transaction Banking	2,786	2,629	2,851	157	6	(65)
– Other	1,883	1,286	2,000	597	46	414
1For details, see ‘Impact of strategic transactions‘ on page 29.
2For a reconciliation of banking NII to reported NII, see page 21.
2Q25 compared with 2Q24 – constant currency basis

Movement in profit before tax compared with 2Q24 – constant currency basis
	Quarter ended			2Q25 vs. 2Q24
	30 Jun 2025	30 Jun 2024	31 Mar 2025			of which strategic transactions[1]
Results – on a constant currency basis ø	$m	$m	$m	$m	%	$m
Revenue	16,472	16,698	18,132	(226)	(1)	(276)
ECL	(1,064)	(320)	(899)	(744)	>(100)	(21)
Total operating expenses	(8,920)	(8,247)	(8,355)	(673)	(8)	(38)
Operating profit	6,488	8,131	8,878	(1,643)	(20)	(335)
Share of profit in associates and joint ventures less impairment	(162)	858	817	(1,020)	>(100)	—
Profit before tax	6,326	8,989	9,695	(2,663)	(30)	(335)
1For details, see ‘Impact of strategic transactions‘ on page 29.
2Q25 compared with 2Q24 – performance commentary
Profit before tax
Reported profit before tax of $6.3bn was
$2.6bn, or 29%, lower than in 2Q24, primarily
reflecting a dilution loss of $1.1bn and the
recognition of an impairment of $1.0bn on
our associate BoCom.
On a constant currency basis, profit before
tax was $2.7bn lower than in 2Q24, and
excluding notable items it was broadly stable.
Revenue
Reported revenue decreased by $0.1bn to
$16.5bn, which included an adverse impact
following the disposal of our business in
Argentina and a $1.1bn dilution loss following
the completion of BoCom’s capital issuance.
The reduction was partly offset by higher fee
and other income in Wealth. There were
strong performances in Insurance, due to a
higher CSM release, as well as growth in our
Private Bank and investment distribution from
higher customer activity. Fee and other
income also increased in Wholesale
Transaction Banking, particularly in Global
Foreign Exchange from elevated market
volatility, as well as in Debt and Equity
Markets.
NII increased by $0.3bn compared with
2Q24. The rise reflected the benefit of our
structural hedge, and lower costs of funding,
partly offset by reductions due to our business
disposal in Argentina and the impact of lower
market interest rates on asset re-pricing,
particularly due to the fall in HIBOR in 2Q25.
The fall in interest rates reduced the funding
costs of the trading book by $0.5bn, resulting
in a fall of $0.2bn in banking NII to $10.7bn.
On a constant currency basis, revenue
decreased by $0.2bn or 1%. Banking NII fell
by $0.2bn on a constant currency basis.
ECL
Reported ECL in 2Q25 of $1.1bn increased
by $0.7bn compared with 2Q24. The charge
in 2Q25 included charges of $0.4bn related to
the Hong Kong CRE sector. This reflected
updates to our models used for ECL
calculations, which had an impact of $0.1bn,
an increase in allowances for new defaulted
exposures, as well as the over-supply of non-
residential properties putting continued
downward pressure on rental and capital
values. In 2Q24, the ECL charge benefited
from a release of allowances in the UK and
from a recovery relating to a single CIB client.
Operating expenses
Reported operating expenses of $8.9bn were
$0.8bn or 10% higher. There were $0.5bn of
costs in 2Q25 related to our organisational
simplification, mainly severance costs, and
$0.2bn related to strategic disposals and
activities to redeploy costs into areas of
strategic focus, including asset impairments in
Europe. In addition, growth included higher
spend and investment in technology, the
impacts of inflation and an adverse impact from
foreign currency translation differences. These
increases were partly offset by a favourable
impact from the disposal of our business in
Argentina.

HSBC Holdings plc Interim Report 2025 on Form 6-K
10

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
On a constant currency basis, operating
expenses increased by $0.7bn or 8%. Target
basis operating expenses were $0.1bn or 2%
higher than in 2Q24, primarily due to higher
spend and investment in technology and the
impacts of inflation.
Share of profit from associates and JVs
less impairment
Reported share of profit from associates and
joint ventures less impairment of $0.2bn was
$1.0bn lower, due to the recognition of an
impairment of $1.0bn following an impairment
test on the carrying value of the Group’s
investment in BoCom.
Tax expense
Tax in 2Q25 was a charge of $1.5bn,
representing an effective tax rate of 23.0%,
which compared with a charge of $2.1bn in
2Q24, representing an effective tax rate of
23.3%. Both periods included certain material
notable items that were not subject to tax,
excluding which the effective rate for 2Q25
was 19.2%. The effective tax rate for 2Q24
was increased by 2.5% by charges in respect
of prior periods.
ÑFor further details on tax notable items, see
page 22.

Balance sheet and capital
Balance sheet strength
Total assets of $3.2tn were $197bn higher
than at 31 December 2024 on a reported
basis, and included a favourable impact of
foreign currency translation differences of
$136bn. On a constant currency basis, total
assets increased by $62bn, driven by growth
in financial investments balances, higher
reverse repurchase agreements and higher
other asset balances. These were partly
offset by lower cash and balances at central
banks and a decrease in derivative assets.
Loans and advances to customers as a
percentage of customer accounts were 57%,
compared with 56% at 31 December 2024.
ÑFor detailed balance sheet commentary, see
page 24.
Distributable reserves
The distributable reserves of HSBC Holdings
at 30 June 2025 were $14.1bn compared
with $28.3bn at 31 December 2024. The
decrease was primarily driven by dividends
on ordinary shares and additional tier 1
coupon distributions of $8.7bn and share buy-
back payments of $5.0bn. The profits
generated in HSBC Holdings of $9.2bn in
1H25 will be reflected in the distributable
reserves at the next relevant accounts. On
24 June 2025, court approval was obtained
for HSBC Holdings to increase its
distributable reserves by way of the
cancellation of $16.6bn standing to the credit
of its share premium and capital redemption
reserves, which took effect on 10 July 2025.
This will also increase our distributable
reserves at the next relevant accounts, giving
us further flexibility to deliver shareholder
returns over the coming years.
Capital and liquidity position
Our CET1 ratio at 30 June 2025 was 14.6%,
down from 14.9% at 31 December 2024.
The average high-quality liquid assets
(‘HQLA’) we held was $678.1bn. This
excludes HQLA in legal entities that are not
transferable due to local restrictions. For
further details, see page 70.
ÑFor further details, see ‘Capital overview‘ on
page 67.

ESG overview
Our approach
Our approach to ESG is focused on creating
long-term value for our customers and wider
stakeholders. We focus our efforts on three
areas: the transition to net zero, building
inclusion and resilience, and acting
responsibly.
Transition to net zero
Supporting the transition to net zero is a key
priority for HSBC. In 2020, we set an ambition
to become a net zero bank by 2050. We are
committed to supporting our customers to
help address their transition needs, pursuing
opportunities in the transition that help enable
value creation for our shareholders, and
leveraging our expertise to support the
transition and clean energy growth at scale.
We seek to do this against a backdrop of
increasing global demand for energy and
increasing focus on energy security, resilience
and affordability, alongside diverging national
agendas and the more complex regulatory
environment in which we operate.
As mentioned in our Annual Report and
Accounts 2024, we are conducting a review of
our 2030 interim financed emission targets
and associated policies as part of the ongoing
review of our net zero transition plan. While
this is complex analysis that will take time, we
are aiming to finalise our review in the second
half of 2025.
As part of our ambition to support customers
in their transition to net zero and a sustainable
future, we aim to provide and facilitate $750bn
to $1tn of sustainable finance and investments
by 2030. In 1H25, we provided and facilitated
$54.1bn of sustainable finance and
investments, bringing our cumulative amount
since 1 January 2020 to $447.7bn.
Build inclusion and resilience
Our global inclusion strategy is aimed at
enabling HSBC to be an organisation that
reflects the communities we serve, and
encourages colleagues to embrace diverse
perspectives.
We continue to offer colleagues the
opportunity to develop their skills while
ensuring we build a pipeline of talent to
support our strategic priorities. In 1H25, we
delivered targeted risk leadership training for
our senior leaders and continued to provide
specialised learning for high-risk roles in areas
such as anti-money laundering, sanctions,
bribery and corruption.
We seek to equip our colleagues with the
knowledge and skills to understand and use
artificial intelligence (‘AI’) technologies
responsibly. As the landscape evolves, our AI
Academy, which helps to support beginner to
advanced skills development for colleagues, is
expected to grow.
We seek to provide an inclusive and
accessible banking experience for our
customers. We do so by providing tools to
help them manage their finances and make
the most of their money. We engage with the
communities we serve through philanthropic
giving, disaster relief and volunteering.
Act responsibly
Our conduct approach guides us to do the
right thing and focus on the impact we have
on our customers and the financial markets in
which we operate. It complements our
purpose and values and, together with our
policies and procedures, provides an
enterprise-wide, outcome-focused framework.

HSBC Holdings plc Interim Report 2025 on Form 6-K
11

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Business segments
Hong Kong
Our Hong Kong business has a leading market position in our home market of Hong Kong. It comprises Retail
Banking and Wealth and Commercial Banking of HSBC Hong Kong and Hang Seng Bank.

Contribution to Group profit before tax ø
$4.7bn
Calculation is based on profit before tax of our
business segments excluding Corporate Centre.
Divisional highlights

45%	9%
Growth in Wealth fee and other income compared with 1H24, on a constant currency basis.	Growth in deposits compared with 30 June 2024, on a constant currency basis.

Management view of revenue – on a constant currency basis
	Half-year to		1H25 vs. 1H24
	30 Jun 2025	30 Jun 2024			of which strategic transactions[5]
	$m	$m	$m	%	$m
Banking NII[1]	5,875	5,929	(54)	(1)	—
Fee and other income[2]	1,973	1,503	470	31	—
– Retail Banking and Wealth	1,362	939	423	45	—
– Retail Banking	176	155	21	14	—
– Wealth	1,101	760	341	45	—
– Other[3]	85	24	61	>100
– Commercial Banking	611	564	47	8	—
– Wholesale Transaction Banking	361	346	15	4	—
– Credit and Lending	43	44	(1)	(2)	—
– Other[3]	207	174	33	19	—
Revenue excluding notable items	7,848	7,432	416	6	—
Notable items	—	—	—	N/A	—
Revenue	7,848	7,432	416	6	—

RoTE (annualised)[4] %	34.9	38.4
1For a description of how we derive banking NII, see page 21. In the Hong Kong business, there are no adjustments to NII to derive banking NII.
2For supplementary analysis of fee and other income, see page 28.
3Includes revenue from Markets Treasury. It also includes other non-product-specific income and notional tax credits.
4For details of our RoTE calculation by business segment, see page 40.
5Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 29.
Financial performance
Profit before tax of $4.7bn was $0.1bn or 2%
lower than in 1H24 on a constant currency
basis.
Revenue of $7.8bn was $0.4bn or 6% higher
on a constant currency basis.
Banking NII of $5.9bn decreased by $0.1bn or
1%. The decrease was due to the impact of
lower margins, particularly following the
reduction in HIBOR during the period, and
from lower lending balances. This was partly
offset by deposit balance growth of $43bn or
9% since 30 June 2024 and a lower cost of
funding as interest rates fell.
Fee and other income of $2.0bn was up by
$0.5bn or 31%. The growth was mainly
driven by an increase of $0.3bn or 45% in
Wealth from a strong performance in
investment distribution due to higher client
activity in the context of market volatility.
ECL of $0.9bn in 1H25 increased by $0.5bn
compared with 1H24 on a constant currency
basis. The 1H25 period included charges
related to the Hong Kong CRE sector. This
reflected updates to our models used for ECL
calculations, which had an impact of $0.1bn,
an increase in allowances for new defaulted
exposures, as well as the over-supply of non-
residential properties putting continued
downward pressure on rental and capital
values. There were also charges due to a
deterioration in the forward economic outlook
due to geopolitical tensions and higher trade
tariffs.
Operating expenses of $2.3bn were $30m
lower on a constant currency basis, reflecting
the impact of lower operations costs. This
was broadly offset by increases reflecting
higher spend on technology, and the impact
of inflation.

HSBC Holdings plc Interim Report 2025 on Form 6-K
12

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
UK
Our UK business has a leading market position in our home market of the UK. It comprises UK Retail Banking and
Wealth (including first direct and M&S Bank) and UK Commercial Banking, including HSBC Innovation Bank.

Contribution to Group profit before tax ø
$3.3bn
Calculation is based on profit before tax of our
business segments excluding Corporate Centre.
Divisional highlights

4%	6%
Growth in loans and advances to customers compared with 1H24, on a constant currency basis.	Growth in banking NII compared with 1H24, on a constant currency basis.[1] ø

Management view of revenue – on a constant currency basis
	Half-year to		1H25 vs. 1H24
	30 Jun 2025	30 Jun 2024			of which strategic transactions[5]
	$m	$m	$m	%	$m
Banking NII[1]	5,306	5,026	280	6	—
Fee and other income[2]	922	968	(46)	(5)	—
– Retail Banking and Wealth	316	355	(39)	(11)	—
– Retail Banking	134	120	14	12	—
– Wealth	175	205	(30)	(15)	—
– Other[3]	7	30	(23)	(77)
– Commercial Banking	606	613	(7)	(1)	—
– Wholesale Transaction Banking	444	450	(6)	(1)	—
– Credit and Lending	111	103	8	8	—
– Other[3]	51	60	(9)	(15)	—
Revenue excluding notable items	6,228	5,994	234	4	—
Notable items	—	—	—	N/A	—
Revenue	6,228	5,994	234	4	—

RoTE (annualised)[4] %	23.4	27.1
1For a description of how we derive banking NII, see page 21. In the UK business, there are no adjustments to NII to derive banking NII.
2For supplementary analysis of fee and other income, see page 28.
3Includes revenue from Markets Treasury. It also includes other non-product-specific income, gains/(losses) on property disposals and notional tax credits.
4For details of our RoTE calculation by business segment, see page 40.
5Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 29.
Financial performance
Profit before tax of $3.3bn was $0.3bn or 7%
lower than in 1H24 on a constant currency
basis.
Revenue of $6.2bn was $0.2bn or 4% higher
on a constant currency basis.
Banking NII of $5.3bn increased by $0.3bn or
6%, despite reductions in interest rates. This
increase was driven by the continued benefit
of our structural hedge, as well as higher
lending balances across mortgages and
corporate lending and from growth in deposit
balances, in line with the increase in the
overall market size. These increases were
partly offset by margin compression on
mortgages, while customer migration to
interest-bearing deposit accounts continued
to stabilise.
Fee and other income of $0.9bn fell by 5%. In
Retail Banking and Wealth, fee and other
income decreased due to lower fees on
foreign exchange transactions in Wealth.
ECL of $0.3bn in 1H25 increased by $0.3bn
compared with 1H24 on a constant currency
basis. The increase mainly reflected a more
normalised level of ECL in 1H25 and the non-
recurrence of releases against retail
exposures in 1H24.
Operating expenses of $2.6bn increased by
$0.2bn or 9% on a constant currency basis.
The increase primarily reflected higher
investment spend in technology, including on
operational resilience, partly mitigated by
continued cost discipline.

HSBC Holdings plc Interim Report 2025 on Form 6-K
13

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Corporate and Institutional Banking
Our CIB business is a market leader in cross-border transaction banking and capital markets. It integrates our
Commercial Banking business (outside of the UK and Hong Kong) with our Global Banking and Markets business.

Contribution to Group profit before tax ø
$6.4bn
Calculation is based on profit before tax of our
business segments excluding Corporate Centre.
Divisional highlights

18%	16.9%
Growth in fees and other income compared with 1H24, on a constant currency basis.	RoTE up 1.3 percentage points compared with 1H24. ø

Management view of revenue – on a constant currency basis
	Half-year to		1H25 vs. 1H24
	30 Jun 2025	30 Jun 2024			of which strategic transactions[5]
	$m	$m	$m	%	$m
Banking NII[1]	7,014	7,314	(300)	(4)	(602)
Fee and other income[2]	7,103	6,033	1,070	18	106
– Wholesale Transaction Banking	4,831	4,390	441	10	(112)
– Investment Banking	542	472	70	15	(3)
– Debt and Equity Markets	1,522	1,153	369	32	30
– Wholesale Credit and Lending	278	304	(26)	(9)	(51)
– Other[3]	(70)	(286)	216	76	241
Revenue excluding notable items	14,117	13,347	770	6	(496)
Notable items	—	(14)	14	1	—
Revenue	14,117	13,333	784	6	(496)

RoTE (annualised)[4] %	16.9	15.6
1For a description of how we derive banking NII, see page 21. In CIB, there are no adjustments to NII to derive banking NII. The internal funding costs of trading and fair value net assets are recorded in ’fee and other income’. On consolidation, this funding is eliminated in Corporate Centre. In 1H25, this funding cost was
$4.7bn (1H24: $5.5bn).
2For supplementary analysis of fee and other income, see page 28.
3Includes allocated revenue from Markets Treasury and hyperinflationary impacts. It also includes notional tax credits.
4For details of our RoTE calculation by business segment, see page 40.
5Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 29.
Financial performance
Profit before tax of $6.4bn was $0.2bn or 4%
higher than in 1H24 on a constant currency
basis.
Revenue of $14.1bn was $0.8bn or 6% higher
on a constant currency basis, including the
adverse impact of the disposals of our
businesses in Canada and Argentina.
Banking NII of $7.0bn decreased by $0.3bn or
4%, mainly due to a reduction of $0.6bn from
business disposals. Banking NII reflected the
impact of lower interest rates in GPS, partly
offset by a 5% growth in average balances.
Banking NII increased in GTS due to an
increase of 10% in average balances, mainly
in our legal entities in Asia following growth in
client demand. There was also a rise in other
NII, in part from the benefit of our structural
hedge on capital held in the business.
Fee and other income of $7.1bn increased by
$1.1bn or 18%.
–In Wholesale Transaction Banking, fee and
other income increased by $0.4bn or 10%,
mainly due to higher income in Global
Foreign Exchange from elevated market
volatility in 1H25.
–In Debt and Equity Markets, fee and other
income was up $0.4bn or 32%. Growth in
Debt Markets was driven by US dollar
structured note issuance due to higher
interest rates. Equities benefited from new
client onboarding in prime finance and
robust institutional financing demand. Equity
derivatives benefited from the rise in market
volatility due to macroeconomic uncertainty.
–In Other, fee and other income increased by
$0.2bn, largely due to the non-recurrence of
adverse hyperinflationary impacts in
Argentina.
ECL of $0.3bn in 1H25 increased by $0.1bn
compared with 1H24 on a constant currency
basis. The increase included charges in
Europe compared with releases in 1H24
relating to a single client.
Operating expenses of $7.5bn were $0.4bn or
6% higher than in 1H24 on a constant
currency basis. The increase included
restructuring and other related costs, mainly
the wind-down of M&A and equity capital
markets activities in the UK, Europe and the
US, and related impairments in Germany. It
also reflected higher spend and investment in
technology, and inflationary impacts. These
increases were partly mitigated by cost
reductions from our organisational
simplification and the impact of business
disposals in Canada and Argentina.

HSBC Holdings plc Interim Report 2025 on Form 6-K
14

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
International Wealth and Premier Banking
Our IWPB business comprises Premier banking outside of Hong Kong and the UK, our Private Bank, Asset
Management and Insurance businesses.

Contribution to Group profit before tax ø
$2.1bn
Calculation is based on profit before tax of our
business segments excluding Corporate Centre.
Divisional highlights

19%	54%
Growth in wealth fees and other income compared with 1H24, on a constant currency basis.	Growth in Insurance manufacturing new business CSM compared with 1H24, up $0.7bn.

Management view of revenue – on a constant currency basis
	Half-year to		1H25 vs. 1H24
	30 Jun 2025	30 Jun 2024			of which strategic transactions[4]
	$m	$m	$m	%	$m
Banking NII[1]	3,440	3,913	(473)	(12)	(420)
Fee and other income	3,628	2,965	663	22	95
– Retail Banking	314	383	(69)	(18)	(24)
– Wealth	3,288	2,766	522	19	(74)
– Other[2]	26	(184)	210	>100	193
Revenue excluding notable items	7,068	6,878	190	3	(325)
Notable items	(57)	55	(112)	>(100)	(113)
Revenue	7,011	6,933	78	1	(438)

RoTE (annualised)[3] %	16.8	17.6
1For a description of how we derive banking NII, see page 21. Banking NII in IWPB is computed by deducting third-party NII in our insurance business from total
IWPB NII, which was $0.2bn in 1H25 (1H24: $0.2bn). Total Insurance NII is presented in ‘fee and other income‘ in Wealth.
2Includes allocated revenue from Markets Treasury and hyperinflationary impacts. It also includes other non-product-specific income.
31H25 Included a 1.1 percentage point adverse impact from notable items. For details of our RoTE calculation by business segment, see page 40.
4Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 29.
Financial performance
Profit before tax of $2.1bn was $0.2bn lower
than in 1H24 on a constant currency basis,
mainly due to the impact of strategic
transactions of $0.2bn.
Revenue of $7.0bn was $0.1bn or 1% higher
on a constant currency basis. This included an
adverse impact of $0.4bn from strategic
transactions.
Banking NII of $3.4bn decreased by $0.5bn or
12%, primarily driven by the impact of
disposals in Canada and Argentina of $0.4bn,
and the effects of lower interest rates on
deposits. This reduction was partly offset by
balance sheet growth.
Fee and other income of $3.6bn was up by
$0.7bn or 22%, driven by Wealth due to
broad-based growth across all products and in
multiple markets, including Hong Kong,
mainland China, Singapore and Taiwan.
In Wealth, fee and other income of $3.3bn
was up $0.5bn or 19%.
–Private Bank increased by $0.2bn or 23%,
as increased customer activity led to strong
performances in brokerage and trading, and
from higher annuity fees, driven by growth
in invested asset balances.
–Insurance increased by $0.2bn or 23%,
reflecting a higher CSM release given
continued year-on-year growth in our CSM
balance. The 1H25 Insurance
manufacturing CSM balance was $13.5bn,
up $1.2bn or 10%, primarily reflecting new
business CSM growth, which included a
reduction of $0.9bn from the
reclassification of our life insurance
business in France to held for sale.
ECL of $0.5bn in 1H25 increased by $37m
compared with 1H24 on a constant currency
basis.
Operating expenses of $4.5bn were $0.2bn
or 4% higher than in 1H24 on a constant
currency basis, primarily reflecting continued
investments in Wealth, higher spend and
investment in technology, the impact of
inflation and an increase in restructuring and
other related costs. These increases were
partly offset by a reduction in costs following
our business disposals in Canada and
Argentina.

HSBC Holdings plc Interim Report 2025 on Form 6-K
15

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Corporate Centre
The results of Corporate Centre primarily comprise the financial impact of certain acquisitions and disposals, and the share of profit, dilution and impairment loss impacts from interests in our associates and joint ventures. It also includes Central Treasury, stewardship costs and consolidation adjustments.

Financial performance
Profit before tax of $0.6bn was $5.4bn lower
than in 1H24 on a constant currency basis.
This included a $1.1bn loss from the dilution
of our shareholding and a $1.0bn impairment
to the carrying value of the Group’s interest in
BoCom.
The Group’s interest in BoCom reduced from
19.03% to 16.00% following the completion
of a capital issuance by BoCom on 17 June
2025. The dilution of the Group’s interest
resulted in a pre-tax loss of $1.1bn,
recognised in other operating expense in the
Group’s consolidated income statement. The
loss is not deductible for tax purposes as a
consequence of our shareholding in BoCom
being held for long-term investment
purposes. The Group’s investment in BoCom
continues to be classified as an associate.
In addition, the Group performed an
impairment test on the carrying amount at
30 June 2025, which resulted in an
impairment of $1.0bn, as the recoverable
amount as determined by a value-in-use
calculation was lower than the carrying value,
recognised within impairment of interest in
associates. Consistent with prior periods, our
value-in-use calculation uses both historical
experience and market participant views to
estimate future cash flows, relevant discount
rates and associated capital assumptions.
Neither the dilution loss nor the impairment
loss had a material impact on HSBC’s capital
ratios or distribution capacity. Both amounts
are treated as a material notable item, and
therefore are excluded from our dividend
payout ratio.
We remain strategically committed to
mainland China and continue our valued,
strategic partnership with BoCom.
The reduction in profit before tax also
included an adverse impact from the non-
recurrence of 1H24 notable items in revenue
of $3.5bn related to business disposals in
Canada and Argentina.
Revenue was $4.4bn lower on a constant
currency basis. This primarily reflected the
impact of notable items.
Banking NII was stable compared with 1H24
on a constant currency basis. Banking NII in
1H25 removes from NII the internal cost to
fund trading and fair value net assets,
predominantly in CIB, of $4.7bn (1H24:
$5.5bn).
Fee and other income of $0.5bn was $0.3bn
higher, primarily due to fair value movements
on financial instruments in Central Treasury
and structural foreign exchange hedges. The
increase also included fair value gains on non-
qualifying hedges related to our retained
French portfolio of home and certain other
loans.
Operating expenses of $0.2bn were broadly
stable on a constant currency basis.
Share of profit from associates and joint
ventures less impairment of $0.6bn
decreased by $0.9bn or 59% on a constant
currency basis, due to the impairment loss of
$1.0bn referred to above, partly offset by an
increase in the share of profit from SAB.

Management view of revenue ø	Half-year to		1H25 vs. 1H24
	30 Jun 2025	30 Jun 2024			of which strategic transactions[5]
	$m	$m	$m	%	$m
Banking NII[1]	(322)	(333)	11	3	—
Fee and other income[2]	458	175	283	>100	—
Revenue excluding notable items	136	(158)	294	186	—
Notable items	(1,218)	3,523	(4,741)	>(100)	(3,761)
Revenue[3]	(1,082)	3,365	(4,447)	>(100)	(3,761)

RoTE (annualised)[4] %	(2.8)	20.6
1    For a description of how we derive banking NII, see page 21. Banking NII in Corporate Centre is computed by deducting the internal cost to fund trading and fair value net assets for which associated revenue is reported in ‘Net income from financial instruments held for trading or managed on a fair value basis’. Corporate
Centre banking net interest expense includes funding charges on property and technology assets, and the banking NII of the retained portfolio of home and other loans associated with the disposal of our retail banking operations in France.
2    ‘Fee and other income‘ includes gains and losses on certain transactions, valuation differences on issued long-term debt and associated swaps, fair value movements on financial instruments, revaluation gains and losses on investment properties and property disposals, as well as consolidation adjustments and other revenue items not allocated to business segments. For supplementary analysis of fee and other income, see page 28.
3    Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the business segments, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 1H25 was $1,212m (1H24: $843m).
4    For details of our RoTE calculation by business segment, see page 40.
5    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 29.

HSBC Holdings plc Interim Report 2025 on Form 6-K
16

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk overview
Managing risk
Economic, financial and geopolitical
developments have in the past affected, and
may in the future materially affect, HSBC’s
customers, operations and financial risk
profile. We maintain a proactive approach to
managing our exposure to these risks,
supported by continuous monitoring and
review.
Geopolitical and macroeconomic risk
The global economy continued to grow during
the first half of 2025, but developments were
distorted by the acceleration of consumption
and investment spending in anticipation of
tariffs being imposed. The interpretation of
US economic data has been complicated by a
surge in imports and business inventory
accumulation. In mainland China and Hong
Kong, supportive fiscal and monetary policies
continued to underpin growth. Over the
remainder of 2025, tariffs may become an
increasing headwind to global growth, and
economic forecasts and economic
expectations have been lowered accordingly.
Risks to the global economy remain elevated
due to the uncertainty over trade policies.
High uncertainty may impact financial
markets and further erode confidence, while
higher tariffs could disrupt supply chains and
reduce global trade. HSBC operates in several
of the most affected markets, and such
developments may adversely affect the
Group and our customers.
Tariffs, supply chain disruptions and reduced
trade may also negatively impact fee income
and demand for financing, although the
reconfiguration of supply chains may also
present new opportunities for investment and
growth.
We remain subject to interest rate risk, which
can affect net interest income, the fair value
of our assets and liabilities, and overall
financial performance.
In Hong Kong, our operations have been and
continue to be exposed to fluctuations in
HIBOR, which has experienced heightened
volatility due to recent capital market activity
and changing investor risk appetite.
Major central banks have also adjusted their
policy approach in light of recent economic
uncertainty. The US Federal Reserve paused
its cycle of interest rate cuts to assess the
impact of tariff policies on consumer prices
and inflation expectations. The Federal Funds
Rate was left unchanged during the first half
of 2025, at 4.25 to 4.5%. The Bank of
England (‘BoE’) cut interest rates by a
cumulative 50bps to 4.25%, amid concern
that the weaker global backdrop may affect
UK growth and employment, despite
continued domestic inflation risk.
Policy interest rates are expected to remain
higher than prior to the Covid-19 pandemic.
Higher rates may reduce loan demand across
key consumer and business segments, which
could lead to a deterioration in credit quality
and weigh on real estate and other asset
prices.
In a number of developed markets,
government debt levels are rising amid
spending pressure from rising social welfare
costs and increased expenditure on defence
and climate transition. Our risk profile may be
influenced by fiscal policies, public deficits
and levels of indebtedness. For example,
recent changes to US long-term interest rates
and US dollar volatility could adversely impact
the fiscal capacity and debt sustainability of
highly-indebted sovereigns. In addition, a
sharp rise in funding costs in our key markets
could raise the credit and refinancing risks for
our customers and counterparties.
The geopolitical environment has continued
to increase in complexity and tensions could
impact the Group’s operations and its risk
profile. The ongoing conflict in the Middle
East and the Russia-Ukraine war remain key
sources of uncertainty, which may impact
HSBC and our customers, including through
increased market volatility and supply chain
disruptions. During the second quarter of
2025, the war between Israel and Iran
illustrated the threat of energy supply
disruption to the global economy. Heightened
strategic competition between the US and
China is also affecting the configuration of
global supply chains, which may in turn affect
the Group’s operations.
Existing and additional sanctions, trade
restrictions, counter-sanctions and other
retaliatory measures relating to geopolitical
tensions may adversely affect the Group, its
customers and the markets in which the
Group operates.
Commercial real estate conditions remain
challenging in Hong Kong and mainland
China. In Hong Kong, the over-supply of non-
residential properties continued putting
downward pressure on rental and capital
values. In mainland China, government
stimulus has yet to trigger material
improvement in buyer sentiment. For further
details on market conditions, see page 62.
In the first half of 2025, management
adjustments to ECL were applied to reflect
sector or portfolio risks that are not fully
captured by our models. We continue to
monitor, and seek to manage, the potential
implications of all the above developments on
our customers and our business.
Our risk appetite
At 30 June 2025, our CET1 ratio and ECL
charges were within their defined risk
appetite thresholds. At 30 June 2025 our
CET1 ratio decreased to 14.6% from 14.9%
at 31 December 2024 driven by an increase in
risk-weighted assets (‘RWAs‘), partly offset
by an increase in CET1 capital. Wholesale and
Retail ECL charges were within appetite at
0.45% and 0.35% of loans and advances
respectively.
Our operations
We remain committed to investing in the
reliability and resilience of our technology
systems and critical services, including our
ability to withstand and respond to cyber-
attacks. We assess our third parties to help
ensure they deliver the standard of services
we require to provide resilient services to our
customers. We do so to help protect our
customers and counterparties, and to help
ensure that we minimise any disruption to
our services. In our approach to defending
against these threats, we invest in business
and technical controls to help us detect,
prevent, manage and recover from issues in a
timely manner within our risk appetite.
HSBC is committed to using AI responsibly.
We are working to balance the opportunity AI
presents to accelerate delivery of our strategy
with the need for appropriate controls to help
mitigate the associated risks. To help meet
the Group’s needs and regulatory
expectations for AI, whether developed
internally or facilitated through third parties,
we have refreshed our Group-wide AI
oversight committee and refined our AI
lifecycle management, aligning with our
company values and taking into account best
practice. HSBC’s Principles for the Ethical
Use of Data and AI are available at
www.hsbc.com/ai.
We continue to focus on improving the
quality and timeliness of the data used to
inform management decisions, and we are
progressing with the implementation of our
strategic and regulatory change initiatives to
help deliver the right outcomes for our
customers, people, investors and
communities.
ÑFor further details of our Central and other
economic scenarios, see page 47.
ÑFor further details on our CET1 ratio, see page 67.
ÑFor further details of our risk management
framework, see page 128 of our Annual Report
and Accounts 2024.

HSBC Holdings plc Interim Report 2025 on Form 6-K
17

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Top and emerging risks
Our top and emerging risks report identifies
forward-looking risks so that they can be
considered in determining whether any
incremental action is needed to either
prevent them from materialising, or to limit
their effect. Top risks are those that have the
potential to have a material adverse impact
on the financial results, reputation or
business model of the Group. We actively
manage and take actions to mitigate our top
risks. Emerging risks are those that, while
they could have a material impact on our risk
profile were they to occur, are not considered
immediate and are not under active
management. Our suite of top and emerging
risks is subject to regular review by senior
governance forums. We continue to monitor
closely the identified risks and agree
management actions to remediate and/or
reduce them to acceptable levels, as
required.
ÑFor further details on our top and emerging risks
see pages 131 to 136 of our Annual Report and
Accounts 2024.

Risk	Trend	Description
Externally driven
Geopolitical and macroeconomic risks	~
Our operations and portfolios are subject to risks arising from political instability, civil unrest and military conflict, which may lead to disruption of our operations, physical risk to our staff, and/or physical damage to our assets. We are also subject to macroeconomic risks, which may drive changes to our income growth and asset quality. Heightened geopolitical and macroeconomic risk globally, including uncertainty in international trade policy, is subject to close monitoring and review.

Technology and cybersecurity risk	~
There is an increased risk of service disruption or loss of data resulting from technology failures or malicious activities from internal or external threats. We continue to monitor changes to the technology and threat landscape, including those arising from ongoing geopolitical and macroeconomic events alongside third-party breaches and the impact this may have on risk management. We operate a continuous improvement programme to help support the resilience and stability of our technology operations and counter a fast-evolving and heightened cyber threat environment.

Environmental, social and governance (‘ESG’) risks	~
We are subject to ESG risks, including in relation to climate change, nature and human rights. These risks have increased due to the increasing frequency of severe weather events, diverging national agendas and a more complex regulatory environment.
Financial institutions’ actions and investment decisions in respect of ESG matters continue to be subject to heightened scrutiny by stakeholders. Failure to meet these evolving expectations may have financial and non-financial impacts, including reputational, legal and regulatory compliance risks.

Financial crime risk	~
We are exposed to financial crime risk from our customers, staff and third parties engaging in criminal activity. The financial crime risk environment is heightened due to increasingly complex geopolitical challenges, the macroeconomic outlook, the complex and dynamic nature of sanctions and export control compliance, evolving financial crime regulations, rapid technological developments, an increasing number of national data privacy requirements and the increasing sophistication of fraud. As a result, we will continue to face the possibility of regulatory enforcement and reputational risk.

Digitalisation and technological advances	~
Developments in technology and changes in regulations continue to enable new entrants to the banking industry as well as new products and services offered by competitors. This challenges us to continue to innovate with new digital capabilities and evolve our products, to attract, retain and best serve our customers. Along with opportunities, new technology, including generative AI, can introduce risks and disruption. We seek to manage technology developments with appropriate controls and oversight.

Evolving regulatory environment risk	}
The regulatory and compliance risks are set against continued geopolitical risk and regulatory focus on models, data, regulatory reporting, financial resilience, ESG, technology and generative AI, financial crime and risk management practices, including operational/cyber resilience and controls. Multiple jurisdictions are progressing the implementation of Basel 3.1 standards, to various timescales, some of which are being delayed. The UK government’s focus on improving business growth is also driving legislative and regulatory change.

Internally driven
Data risk	}
We use data to serve our customers and run our operations, often in real-time within digital experiences and processes. If our data is not accurate and timely, our ability to serve customers, operate with resilience or meet regulatory requirements could be impacted. We seek to ensure that non-public data is kept confidential, and that we comply with the growing number of regulations that govern data privacy and cross-border movement of data.

Risks arising from the receipt of services from third parties	}
We procure goods and services from a range of third parties. In line with the macroeconomic and geopolitical climate, the risk of service disruption in our supply chain remains high. We continue to strengthen our controls, oversight and risk management policies and processes to select and manage third parties, including our third parties’ own supply chains, particularly for key activities that could affect our operational resilience.

Model risk	~
Model risk arises whenever business decision making includes reliance on models. We use models in both financial and non-
financial contexts, as well as in a range of business applications. Evolving regulatory requirements and enhanced expectations continue to drive changes to the way model risk is managed across the banking industry, with a particular focus on capital and credit loss models. New technologies, including generative AI, are driving a need for enhanced model risk controls.

Change execution risk	~
Delivering change effectively is critical to achieving our strategy and enables us to meet rapidly-evolving customer and stakeholder needs. We seek to prioritise and deliver complex change in line with established risk management processes, to achieve sustainable outcomes, to meet industry and regulatory expectations and to fulfil our obligations to customers and clients. The impact of the ongoing reorganisation of the Group on the level of change execution risk in the near to medium term is being monitored.

Risks associated with workforce capability, capacity and environmental factors with potential impact on growth	~
Our businesses, functions and geographies are exposed to risks associated with employee retention and talent availability, changing skills requirements of our workforce, and compliance with employment laws and regulations. Attrition across the
Group remains stable, but failure to manage these risks may impact the delivery of our strategic objectives or lead to regulatory sanctions or legal claims, and the risks are heightened during the current period of fundamental organisational change.

~ Risk heightened during the first half of 2025      } Risk remained at the same level as at 31 December 2024

HSBC Holdings plc Interim Report 2025 on Form 6-K
18

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial summary
Financial summary
Basis of presentation
Constant currency performance
Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which reflect the movements of the US dollar against most major currencies during 2025. Excluding these differences allows us to assess balance sheet and income statement performance on a like-
for-like basis and to better understand the underlying trends in the business. Foreign currency translation differences at 30 June 2025 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
–the income statement for the half-year to 30 June 2024 at the average rate of exchange for the half-year to 30 June 2025; and
–the balance sheets at 30 June 2024 and 31 December 2024 at the prevailing rates of exchange on 30 June 2025.
No adjustment has been made to the exchange rates used to
translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of our operations in Türkiye has not been adjusted further for the impacts of
hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations has been translated at the appropriate exchange rates applied in the current period on the basis described above.
Notable items and material notable
items
We separately disclose ‘notable items’, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature.
Certain notable items are classified as ‘material notable items’, which are a subset of notable items. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group’s income statement, and are excluded from our target basis dividend payout ratio calculation and earnings per share measure. Material notable items in 1H25 or relevant comparative periods relate to the operating expenses associated with actions to exit or wind down non-strategic businesses. They also include a dilution loss and the recognition of an impairment of our investment in BoCom, as well as the impacts of transactions completed in previous periods, including the sale of our retail banking operations in France, the sale of our banking business in Canada and the disposal of our business in
Argentina.
ÑThe tables on pages 26 to 27 and pages 34 to 36 detail the effects of notable items on each of our business segments, legal entities and selected countries/territories in 1H25 and 1H24.
Impact of strategic transactions
In addition to the items categorised as material notable items, the impacts of strategic transactions include the distorting impact observed between the periods of the operating income statement results related to acquisitions and disposals that affect period-on-period comparisons.
Once a transaction has completed, the impact will include the operating income statement results of each business, which are not classified as notable items, in any comparative period if there are no results in the current period. We consider the monthly impact of distorting income statement results when calculating the impact of strategic transactions.
Impact of hyperinflationary
accounting
The sale of our business in Argentina, previously treated as a hyperinflationary economy for accounting purposes, was completed in
2024. We continue to treat Türkiye as a hyperinflationary economy for accounting purposes. The impact of applying International Accounting
Standard (‘IAS’) 29 ‘Financial Reporting in Hyperinflationary Economies’
and the hyperinflation provisions of IAS 21 ’The Effects of Changes in
Foreign Exchange Rates’ in the current period for our operations in
Türkiye was a decrease in the Group’s profit before tax of $78m (1H24:
$89m), comprising a decrease in revenue, including loss on net monetary position, of $79m (1H24: $85m) and a decrease in ECL and operating expenses of $1m (1H24: increase of $4m). The consumer price index at
30 June 2025 for Türkiye was 3,132, with an increase in the period of
448 (1H24: 460 increase).

Use of alternative performance
measures
Our reported results are prepared in accordance with International
Financial Reporting Standards as issued by the International Accounting
Standards Board (‘IFRS Accounting Standards’), as detailed in the interim condensed consolidated financial statements starting on page 75.
To measure our performance, we supplement our IFRS Accounting
Standards figures with non-IFRS Accounting Standards measures, which constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with the US Securities and
Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors distorting period-on-period comparisons. The ‘constant currency performance’
measure used throughout this report is described above. Definitions and calculations of other alternative performance measures are included in
‘Alternative performance measures’ on page 38. Additionally, the insurance-specific non-GAAP measure ‘Insurance equity plus CSM net of tax’ is provided on page 30, along with its definition and reconciliation to the GAAP measure. All alternative performance measures are reconciled to the closest reported performance measure.
Return on average tangible equity
excluding notable items
The calculation for RoTE excluding notable items adjusts the ‘profit attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment‘ for the post-tax impact of notable items. It also adjusts the ‘average tangible equity‘ for the post-tax impact of notable items in each period, which remain as adjusting items for all relevant periods within that calendar year.
ÑSee page 38 for the definition of return on average tangible equity excluding notable items and page 39 for the reconciliation to the GAAP measure.
Banking net interest income
Banking net interest income (‘banking NII’) adjusts our NII primarily for the impact of funding trading and fair value activities reported in interest expense. It represents the Group’s banking revenue that is directly impacted by changes in interest rates. We use this measure to determine the deployment of our surplus funding, and to help optimise our structural hedging and risk management actions. For more information on banking NII, see page 21.
Constant currency revenue and profit
before tax excluding notable items and
the impact of strategic transactions
To aid the understanding of our results, we separately report ‘constant currency revenue excluding notable items‘ and ‘constant currency profit before tax excluding notable items‘, which exclude the impact of notable items and the impact of foreign exchange translation. We also separately disclose ‘constant currency revenue excluding notable items and the impact of strategic transactions‘ and ‘constant currency profit before tax excluding notable items and the impact of strategic transactions‘, which also exclude the impact of strategic transactions classified as material notable items as described above. We consider these measures to provide useful information to investors as they remove items that distort period-on-
period comparisons.

HSBC Holdings plc Interim Report 2025 on Form 6-K
19

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial summary
The impact of strategic transactions also includes the distorting impact between the periods of the operating income statement results related to acquisitions and disposals and that affect period-on-period comparisons. These impacts are not included in our notable or material notable items. The impact of strategic transactions is computed by including the operating income statement results of each business in any period for which there are no results in the comparative period.
ÑSee page 38 for the reconciliation to the GAAP measure.
Target basis operating expenses
Target basis operating expenses is computed by excluding the direct cost impact of the disposals of our banking business in Canada and our business in Argentina from the 2024 baseline. It is measured on a constant currency basis and excludes notable items and the impact of retranslating the prior year results of hyperinflationary economies at constant currency, which we consider to be outside of our control. We consider target basis operating expenses to provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-related targets.
ÑSee page 41 for the reconciliation to the GAAP measure.
Basic earnings per share excluding
material notable items and related
impacts
We have established a dividend payout ratio target basis of 50% for
2025. For the purposes of computing our dividend payout ratio target basis, we exclude from earnings per share material notable items and related impacts. Material notable items for the ‘basic earnings per share excluding material notable items and related impacts‘ measure in 2025 and comparative periods are described above.
Related impacts include those items that do not qualify for designation as notable items but whose adjustment is considered by management to be appropriate for the purposes of determining the basis for our dividend payout ratio target basis calculation, for which we exclude from earnings per share material notable items and related impacts.
ÑSee page 29 for the supplementary analysis of the impact of strategic transactions.
ÑSee page 38 for the definition of basic earnings per share excluding material notable items and related impacts and page 41 for the reconciliation to the
GAAP measure.

Summary consolidated income statement

	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Net interest income	16,821	16,911
Net fee income	6,643	6,200
Net income from financial instruments held for trading or managed on a fair value basis[1]	10,547	10,516
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	5,113	2,376
Insurance finance expense	(5,329)	(2,486)
Insurance service result	785	662
Gain less impairment relating to sale of business operations[2]	(34)	3,256
Other operating (expense)/income[3]	(424)	(143)
Net operating income before change in expected credit losses and other credit impairment charges[4]	34,122	37,292
Change in expected credit losses and other credit impairment charges	(1,941)	(1,066)
Net operating income	32,181	36,226
Total operating expenses excluding amortisation and impairment of intangible assets	(15,752)	(15,194)
Amortisation and impairment of intangible assets	(1,270)	(1,102)
Operating profit	15,159	19,930
Share of profit in associates and joint ventures	1,651	1,626
Impairment of interest in associate[3]	(1,000)	–
Profit before tax	15,810	21,556
Tax expense	(3,369)	(3,891)
Profit after tax	12,441	17,665
Attributable to:
– ordinary shareholders of the parent company	11,510	16,586
– other equity holders	547	526
– non-controlling interests	384	553
Profit after tax	12,441	17,665
	$	$
Basic earnings per share	0.65	0.89
Diluted earnings per share	0.65	0.88
Dividend per ordinary share (paid in the period)[5]	0.46	0.62
	%	%
Post-tax return on average total assets (annualised)	0.8	1.2
Return on average ordinary shareholders’ equity (annualised)	13.7	19.8
Return on average tangible equity (annualised)	14.7	21.4
1The amount in 1H25 includes a $0.1bn mark-to-market gain on interest rate hedging of the portfolio of retained loans post sale of our retail banking operations in France and a $0.1bn fair value loss on Grupo Financiero Galicia‘s (‘Galicia‘) American Depositary Receipts (‘ADRs‘) received as purchase consideration from the sale of our business in
Argentina, which were disposed of in 2Q25. Amount in 1H24 includes a $255m gain on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
2Includes amounts from ‘Other operating income‘ relating to the execution of all sales of business operations. In 1H24, a gain of $4.6bn inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses on the sale of our banking business in Canada, and an impairment loss of $1.2bn relating to the sale of our business in Argentina was recognised.
3The amount in 1H25 ‘Other operating (expense)/income’ includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Impairment of interest in associate’. See Note 10 on page 93.
4Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
5The $0.46 dividend paid during the period consisted of a fourth interim dividend of $0.36 per ordinary share in respect of the financial year ended 31 December 2024 paid in
April 2025 and a first interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2025 paid in June 2025.

HSBC Holdings plc Interim Report 2025 on Form 6-K
20

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial summary
Income statement commentary
The below tables and commentary compare Group financial performance for the half-year to 30 June 2025 with the half-year to 30 June 2024, unless otherwise stated. For further financial performance data of our global business segments, see pages 26 to 27. For further financial performance data by major legal entity, see pages 32 to 37.

Net interest income
	Half-year to		Quarter to
	30 Jun 2025	30 Jun 2024	30 Jun 2025	31 Mar 2025	30 Jun 2024
	$m	$m	$m	$m	$m
Interest income	49,008	55,372	24,595	24,413	27,107
Interest expense	(32,187)	(38,461)	(16,076)	(16,111)	(18,849)
Net interest income	16,821	16,911	8,519	8,302	8,258
Average interest-earning assets	2,159,900	2,097,866	2,195,244	2,124,161	2,055,283
	%	%	%	%	%
Gross interest yield[1]	4.58	5.31	4.49	4.66	5.30
Less: gross interest payable[1]	(3.26)	(4.08)	(3.18)	(3.34)	(4.05)
Net interest spread[2]	1.32	1.23	1.31	1.32	1.25
Net interest margin[3]	1.57	1.62	1.56	1.59	1.62
1Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing liabilities.
3Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Summary of interest income by type of asset
	Half-year to						Full-year to
	30 Jun 2025			30 Jun 2024			31 Dec 2024
	Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	$m	$m	%	$m	$m	%	$m	$m	%
Short-term funds and loans and advances to banks	334,336	6,042	3.64	354,570	7,611	4.32	349,517	14,727	4.21
Loans and advances to customers	957,084	23,066	4.86	943,836	25,059	5.34	949,825	49,879	5.25
Reverse repurchase agreements – non-trading[1]	263,723	8,034	6.14	234,712	9,022	7.73	238,694	17,721	7.42
Financial investments	524,043	10,407	4.00	455,723	10,209	4.50	470,182	20,587	4.38
Other interest-earning assets	80,714	1,459	3.65	109,025	3,471	6.40	91,067	5,717	6.28
Total interest-earning assets	2,159,900	49,008	4.58	2,097,866	55,372	5.31	2,099,285	108,631	5.17

Summary of interest expense by type of liability
	Half-year to						Full-year to
	30 Jun 2025			30 Jun 2024			31 Dec 2024
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%	$m	$m	%
Deposits by banks[2]	74,321	1,318	3.58	63,100	1,422	4.53	66,405	2,930	4.41
Customer accounts[3]	1,464,045	17,301	2.38	1,353,221	20,153	2.99	1,385,840	40,173	2.90
Repurchase agreements – non-trading[1]	183,938	6,605	7.24	187,931	7,872	8.42	187,337	15,617	8.34
Debt securities in issue – non-trading	196,936	5,556	5.69	195,038	6,378	6.58	196,440	12,806	6.52
Other interest-bearing liabilities	71,294	1,407	3.98	98,359	2,636	5.39	84,773	4,372	5.16
Total interest-bearing liabilities	1,990,534	32,187	3.26	1,897,649	38,461	4.08	1,920,795	75,898	3.95
1The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported for repurchase agreements and thus higher cost.
2Including interest-bearing bank deposits only.
3Including interest-bearing customer accounts only.
Net interest income (‘NII’) for 1H25 was $16.8bn, a decrease of
$0.1bn or 1% compared with 1H24. On a constant currency basis, NII increased by $0.3bn or 2% compared with 1H24, as lower costs of funding the trading book reflecting a reduction in market interest rates and the benefit of our structural hedge offset decreases due to the business disposals in Argentina and Canada, and the impact of lower market interest rates on asset re-pricing.
NII for 2Q25 was $8.5bn, up 3% compared with 1Q25. On a constant currency basis, NII was stable compared with 1Q25, as the benefit of our structural hedge, higher NII in Markets Treasury and a lower funding cost associated with our trading book were partly offset by the impact of lower market interest rates on asset repricing, particularly in Asia due to the reduction in HIBOR.
Net interest margin (‘NIM’) for 1H25 of 1.57% was 5 basis points
(‘bps’) lower compared with 1H24, mainly due to an adverse impact of foreign currency translation differences and the disposal of our business in Argentina, partly offset by the benefit of our structural hedge.
The decrease in NIM in 1H25 included a 4bps unfavourable impact of foreign currency translation differences.
NIM for 2Q25 was 1.56%, down 3bps compared with 1Q25, as
growth in NII was lower than the increase in average interest-earning assets, mainly in Asia.
Interest income for 1H25 of $49.0bn decreased by $6.4bn compared with 1H24. This was primarily due to business disposals in Argentina and Canada, lower market interest rates and a $0.4bn adverse impact from foreign currency translation differences.
Interest income of $24.6bn in 2Q25 was $0.2bn higher compared with 1Q25. On a constant currency basis, it decreased by $0.5bn due to the fall in market interest rates.

HSBC Holdings plc Interim Report 2025 on Form 6-K
21

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial summary
Interest expense for 1H25 of $32.2bn decreased by $6.3bn or 16%
compared with 1H24. On a constant currency basis, interest expense decreased by $6.2bn, driven by business disposals in Argentina and
Canada, and a fall in market interest rates.
Interest expense of $16.1bn in 2Q25 was broadly stable compared with 1Q25. On a constant currency basis, it decreased by $0.5bn predominantly due to lower market interest rates.
Banking net interest income ø

Banking net interest income
	Half-year to		Quarter to
	30 Jun 2025	30 Jun 2024	30 Jun 2025	31 Mar 2025	30 Jun 2024
	$m	$m	$m	$m	$m
Net interest income	16,821	16,911	8,519	8,302	8,258
Banking book funding costs used to generate ‘net income from financial instruments held for trading or managed on a fair value basis’	4,710	5,509	2,307	2,403	2,787
Third-party net interest income from insurance	(218)	(216)	(112)	(106)	(107)
Banking net interest income	21,313	22,204	10,714	10,599	10,938
Currency translation	—	(352)	—	274	16
Banking net interest income – on a constant currency basis	21,313	21,852	10,714	10,873	10,954
Banking net interest income – on a reported basis	21,313	22,204	10,714	10,599	10,938
– of which:
The Hongkong and Shanghai Banking Corporation Limited	10,615	10,752	5,176	5,439	5,317
HSBC UK Bank plc	5,508	5,062	2,846	2,662	2,532
HSBC Bank plc	2,429	2,296	1,325	1,104	1,187
Banking net interest income (‘banking NII’) adjusts our NII, primarily for the impact of funding trading and fair value activities reported in interest expense. It represents the Group’s banking revenue that is directly impacted by changes in interest rates. It is defined as Group net interest income after deducting:
–the internal cost to fund trading and fair value net assets for which associated revenue is reported in ‘Net income from financial instruments held for trading or managed on a fair value basis’, also referred to as ‘trading and fair value income’. These funding costs reflect proxy overnight or term interest rates as applied by internal funds transfer pricing;
–the funding cost of foreign exchange swaps in Markets Treasury, where an offsetting income or loss is recorded in trading and fair value income. These instruments are used to manage foreign
currency deployment and funding in our entities; and
–third-party net interest income in our insurance business.
In our segmental disclosures, the funding costs of trading and fair value net assets are predominantly recorded in CIB in ‘net income from financial instruments held for trading or managed on a fair value basis’. On consolidation, this funding is eliminated in Corporate
Centre, resulting in an increase in the funding cost reported in net interest income with an equivalent offsetting increase in ‘net income from financial instruments held for trading or managed on a fair value basis’ in this segment. In the consolidated Group results, the cost to fund these trading and fair value net assets is reported in net interest income.
Banking NII was $21.3bn in 1H25, a reduction of $0.9bn compared with 1H24, and included an adverse impact of foreign currency translation differences of $0.4bn. The funding costs associated with generating trading and fair value income were $4.7bn, a decrease of
$0.8bn compared with 1H24.
The reduction in banking NII included a $1.3bn impact of business disposals in Argentina and Canada, and an adverse impact of lower market interest rates on asset re-pricing, including the fall in HIBOR during 2Q25. These reductions were partly offset by the benefit of our structural hedge and from higher NII from Markets Treasury.
Banking NII also deducts third-party NII related to our insurance business, which was $0.2bn, broadly stable compared with 1H24.
The internally allocated funding to generate trading and fair value income was approximately $208bn at 30 June 2025, broadly in line with the balances at 30 June 2024. This relates to trading, fair value and associated net asset balances predominantly in CIB.
To supplement banking NII, we also provide banking NII sensitivity to demonstrate our revenue sensitivity to interest rate movements.
Management uses these measures to determine the deployment of our surplus funding, and to help optimise our structural hedging and risk management actions.
ÑFor further details on banking NII sensitivity, see page 71.
Net fee income of $6.6bn was $0.4bn higher than in 1H24, including an adverse impact of $0.2bn due to the impact of the disposal of our banking business in Canada and business in Argentina. On a constant currency basis, net fee income was $0.5bn higher, driven by growth in fees from Wealth products in our Hong Kong business and in IWPB in Hong Kong, mainland China, Taiwan and Singapore. Net fee income was broadly stable in our other segments.
Net income from financial instruments held for trading or
managed on a fair value basis of $10.5bn was stable compared with 1H24. This reflected higher income in CIB, notably as higher market volatility benefited Global Foreign Exchange and Debt and
Equity Markets. The funding costs associated with generating this income fell as a result of lower interest rates, which resulted in a corresponding increase in net interest income.
The reduction of trading income in Corporate Centre also included an adverse movement of $0.1bn in 1H25 on American Depositary
Receipts received as purchase consideration from the sale of our business in Argentina, which we disposed of in 2Q25. It also included the non-recurrence of favourable fair value movements of $0.3bn in
1H24 on the foreign exchange hedging of the proceeds of the sale of our banking business in Canada until the completion of the sale.
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss of $5.1bn was $2.7bn higher than in 1H24. This increase was mainly in Hong Kong, reflecting favourable fair value movements on debt securities due to movements in interest rates.
This favourable movement resulted in a corresponding movement in insurance finance expense, which has an offsetting impact for the related liabilities to policyholders.
Insurance finance expense of $5.3bn was $2.8bn higher than in
1H24, reflecting the impact of investment returns on underlying assets on the value of liabilities to policyholders, which moves inversely with ‘net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’.

HSBC Holdings plc Interim Report 2025 on Form 6-K
22

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial summary
Insurance service result of $0.8bn increased by $0.1bn compared with 1H24, primarily due to an increase in the release of the contractual service margin (‘CSM’) of $0.1bn. This primarily reflected a higher CSM balance from higher new business written.
Gains less impairment relating to sale of business operations were $34m compared with $3.3bn in 1H24. The 1H24 period included a gain of $4.6bn inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses on the sale of our banking business in Canada. This was partly offset by an impairment loss of $1.2bn relating to the sale of our business in Argentina.
Other operating income/(expense) was an expense of $0.4bn in
1H25, which was $0.3bn higher than the expense of $0.1bn in 1H24.
The 1H25 period included a dilution loss of $1.1bn on BoCom following the completion of its capital issuance. This was partly offset by the non-
recurrence of adverse hyperinflationary impacts in Argentina in 1H24 of
$0.7bn.
Change in expected credit losses and other credit impairment charges (‘ECL’) of $1.9bn was $0.9bn higher than in 1H24. The charge in 1H25 included charges of $0.5bn related to the Hong Kong commercial real estate sector. This reflected updates to our models used for ECL calculations, which had an impact of $0.1bn, an increase in allowances for new defaulted exposures, as well as the over-supply of non-residential properties putting continued downward pressure on rental and capital values. The 1H25 period also included allowances to reflect heightened uncertainty and a deterioration in the forward economic outlook due to geopolitical tensions and higher trade tariffs.
In 1H24, the ECL charge benefited from allowance releases, mainly in the UK and from a recovery relating to a single CIB client.
ÑFor further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of economic scenarios and management judgemental adjustments, see pages 47 to 55.

Staff numbers (full-time equivalents)[1]
	At
	30 Jun 2025	30 Jun 2024	31 Dec 2024
Business segment
Hong Kong	33,144	34,836	34,578
UK	31,511	30,653	30,783
Corporate and Institutional Banking	73,171	72,674	71,935
International Wealth and Premier Banking	73,019	75,451	73,668
Corporate Centre	285	364	340
Total staff numbers	211,130	213,978	211,304
1Represents the number of full-time equivalent people with contracts of service with the Group who are being paid at the reporting date.
Operating expenses of $17.0bn were $0.7bn or 4% higher than in
1H24, driven by $0.6bn of restructuring and other related costs in
1H25 related to our organisational simplification, mainly severance costs that are classified as notable items. It also included an increase of
$0.1 bn related to strategic disposals and wind-downs, including asset impairments in Europe. In addition, growth included higher spend and investment in technology and the impacts of inflation. These increases were partly offset by reductions following the completion of our business disposals in Canada and Argentina, the impact of our restructuring activities, and a favourable impact from foreign currency translation differences of $0.1bn.
The number of employees expressed in full-time equivalent staff at
30 June 2025 was 211,130, a decrease of 174 from
31 December 2024. The number of contractors at 30 June 2025 was
4,070, a decrease of 156 from 31 December 2024.
Share of profit in associates and joint ventures of $1.7bn was
$25m or 2% higher, reflecting an increase in the share of profit from
SAB.
Impairment of interest in associate of $1.0bn related to BoCom.
ÑFor further details of our impairment review process, see Note 10 on the interim condensed consolidated financial statements.

Tax expense
	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Tax (charge)/credit
Reported	(3,369)	(3,891)
Currency translation	—	21
Constant currency tax (charge)/credit	(3,369)	(3,870)

Notable items
	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Tax
Tax (charge)/credit on notable items	379	14

Tax in 1H25 was a charge of $3.4bn, representing an effective tax rate of 21.3%. The effective tax rate for 1H25 was increased by the non-deductible impairment of investments in associates and a dilution loss on our investment in BoCom. Excluding these items, the
effective rate for 1H25 was 19.7%. Tax in 1H24 was a charge of
$3.9bn, representing an effective tax rate of 18.1%.
The effective tax rate for 1H24 was reduced by the non-taxable gain on the sale of our banking business in Canada and increased by the non-deductible loss recorded on the sale of our business in Argentina.
Excluding these items, the effective rate for 1H24 was 21.4%.

HSBC Holdings plc Interim Report 2025 on Form 6-K
23

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial summary
Summary consolidated balance sheet

	At
	30 Jun 2025	31 Dec 2024
	$m	$m
Assets
Cash and balances at central banks	246,360	267,674
Trading assets	333,745	314,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	128,942	115,769
Derivatives	249,672	268,637
Loans and advances to banks	107,582	102,039
Loans and advances to customers	981,722	930,658
Reverse repurchase agreements – non-trading	283,204	252,549
Financial investments	547,955	493,166
Assets held for sale	38,978	27,234
Other assets	296,211	244,480
Total assets	3,214,371	3,017,048
Liabilities
Deposits by banks	97,782	73,997
Customer accounts	1,718,604	1,654,955
Repurchase agreements – non-trading	195,532	180,880
Trading liabilities	70,653	65,982
Financial liabilities designated at fair value	163,589	138,727
Derivatives	257,601	264,448
Debt securities in issue	102,129	105,785
Insurance contract liabilities	118,297	107,629
Liabilities of disposal groups held for sale	46,165	29,011
Other liabilities	244,150	203,361
Total liabilities	3,014,502	2,824,775
Equity
Total shareholders’ equity	192,554	184,973
Non-controlling interests	7,315	7,300
Total equity	199,869	192,273
Total liabilities and equity	3,214,371	3,017,048

Selected financial information
	At
	30 Jun 2025	31 Dec 2024
	$m	$m
Called up share capital	8,739	8,973
Capital resources[1]	178,496	172,386
Undated subordinated loan capital	—	17
Preferred securities and dated subordinated loan capital[2]	37,909	35,258
Risk-weighted assets	886,860	838,254
Total shareholders’ equity	192,554	184,973
Less: preference shares and other equity instruments	(20,716)	(19,070)
Total ordinary shareholders’ equity	171,838	165,903
Less: goodwill and intangible assets (net of tax)	(12,281)	(11,608)
Tangible ordinary shareholders’ equity	159,557	154,295
Financial statistics
Loans and advances to customers as a percentage of customer accounts (%)	57.1	56.2
Average total shareholders’ equity to average total assets (%)	6.01	6.12
Net asset value per ordinary share at period end ($)[3]	9.88	9.26
Tangible net asset value per ordinary share at period end ($)[3]	9.17	8.61
Tangible net asset value per fully diluted ordinary share at period end ($)	9.10	8.54
Number of $0.50 ordinary shares in issue (millions)	17,478	17,947
Basic number of $0.50 ordinary shares outstanding (millions)	17,397	17,918
Basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	17,529	18,062
Closing foreign exchange translation rates to $:
$1: £	0.730	0.797
$1: €	0.852	0.964
1Capital resources are total regulatory capital, the calculation of which is set out on page 67.
2Including perpetual preferred securities.
3For the definition, see page 38.
ÑA more detailed consolidated balance sheet is contained in the interim condensed consolidated financial statements on page 77.

HSBC Holdings plc Interim Report 2025 on Form 6-K
24

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial summary

Combined view of customer lending and customer deposits	At
	30 Jun 2025	31 Dec 2024
	$m	$m
Loans and advances to customers	981,722	930,658
Loans and advances to customers of disposal groups reported in ‘Assets held for sale’	2,162	965
– private banking business in Germany	359	309
– Germany custody business	864	—
– business in South Africa	758	656
– retail banking business in Bahrain	181	—
– other	—	—
Non-current assets held for sale	125	12
Combined customer lending	984,010	931,635
Currency translation	—	43,989
Combined customer lending at constant currency	984,010	975,624
Customer accounts	1,718,604	1,654,955
Customer accounts reported in ‘Liabilities of disposal groups held for sale’	19,088	5,399
– private banking business in Germany	2,662	2,085
– Germany custody business	12,392	—
– business in South Africa	3,210	3,294
– retail banking business in Bahrain	824	—
– other	—	20
Combined customer deposits	1,737,692	1,660,354
Currency translation	—	71,244
Combined customer deposits at constant currency	1,737,692	1,731,598

Customer accounts by country/territory	At
	30 Jun 2025	31 Dec 2024
	$m	$m
Hong Kong	589,873	575,141
UK	560,768	524,251
US	96,145	99,278
Singapore	78,277	76,737
Mainland China	63,098	63,169
France	49,872	40,384
Australia	34,065	31,951
Germany	14,752	23,564
Mexico	27,354	27,525
UAE	29,290	28,008
India	30,100	27,199
Taiwan	18,647	17,067
Malaysia	18,147	17,038
Egypt	4,541	4,137
Indonesia	5,388	5,558
Türkiye	3,711	3,489
Other	94,576	90,459
At end of period	1,718,604	1,654,955

Balance sheet commentary compared with 31 December 2024
At 30 June 2025, total assets of $3.2tn were $197bn or 7% higher on a reported basis, and increased $62bn or 2% on a constant currency basis.
Assets
Cash and balances at central banks decreased by $21bn or 8%, which included a $25m favourable impact of foreign currency
translation differences. The decrease was mainly in HSBC Bank plc, reflecting a decline in Markets Treasury. Cash also declined in HSBC
UK, driven by increased customer lending and redeployment into other asset classes. This was partly offset by an increase in our legal entity in the US.
Trading assets rose by $19bn or 6%, mainly due to a favourable impact of foreign currency translation differences of $15bn.
Derivative assets decreased by $19bn or 7%, which included a favourable impact of foreign currency translation differences of
$22bn. The reduction reflected adverse mark to market movements on foreign exchange contracts, in part driven by foreign exchange rate volatility, despite an increase in volumes, mainly in HSBC Bank plc and our legal entities in Asia. The decrease in derivative assets was consistent with the decrease in derivative liabilities, as the underlying risk is broadly matched.
Loans and advances to customers of $982bn were $51bn higher on a reported basis. This included favourable effects of foreign currency translation differences of $44bn. On a constant currency basis, customer lending balances increased by $7bn.
The following movements are on a constant currency basis.
In our UK business, customer lending rose by $8bn, primarily driven by continued growth in mortgage balances as well as increased commercial lending.
In CIB, customer lending increased by $6bn. This was driven by term lending growth in our main legal entities in Asia, including India,
Australia, Japan, Hong Kong and Indonesia, and from increases in the
US and the Middle East.
In IWPB, customer lending increased by $4bn, primarily driven by wealth lending growth in the Private Bank, notably in our main legal entity in Hong Kong.
In our Hong Kong business, customer lending decreased by $3bn, due to a decrease in wholesale lending, reflecting low demand in the current interest rate environment. It was also lower due to a reduction in credit card balances.

HSBC Holdings plc Interim Report 2025 on Form 6-K
25

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial summary
In Corporate Centre, customer lending decreased by $8bn from the reclassification of home and other loans retained in France following the disposal of our retail banking operations to ‘financial investments measured at fair value through other comprehensive income’ in 1Q25 and subsequently to ‘assets held for sale’ in 2Q25.
Reverse repurchase agreements – non-trading rose by $31bn or
12%, primarily in HSBC Bank plc, including lower balances eligible for netting.
Financial investments increased by $55bn or 11%, mainly in our main legal entity in Hong Kong as well as in HSBC UK and HSBC Bank plc, from the purchase of debt securities, as we redeployed our commercial surplus to benefit from higher yield curves and enhance our structural hedge. The increase was across both debt instruments held at fair value through other comprehensive income and
instruments held at amortised cost.
Assets held for sale increased by $12bn or 43%. This increase included the reclassification to held for sale of home and other loans retained in France following the disposal of our retail banking operations. It also included the reclassification of $1bn of assets from our custody business in Germany following the announcement of the planned sale of the business.
Other assets grew by $52bn or 21%, primarily reflecting an increase in settlement accounts balances, notably in HSBC Bank plc and in the
US, from higher trading activity, compared with the seasonal reduction in December 2024.
Liabilities
Deposits by banks increased by $24bn or 32%, reflecting an
increase in client inflows, notably in HSBC Bank plc and in our legal entity in Hong Kong. There was also an increase in deposits by banks in the US.
Customer accounts of $1,719bn increased by $64bn or 4% on a
reported basis. This included a favourable impact from foreign currency translation differences of $71bn, mainly in our UK entities.
On a constant currency basis, customer accounts decreased by $8bn.
The following movements are on a constant currency basis.
In CIB, customer accounts decreased by $27bn, primarily in HSBC
Bank plc driven by the classification to ‘liabilities of disposal groups held for sale’ of $12bn of deposits from our custody business in
Germany. There was also a reduction in the UK non-ringfenced bank, primarily in GPS deposits, which declined during 1H25 following a seasonal increase in 4Q24. This was partly offset by growth across
Asia and the Middle East.
In our Hong Kong business segment, customer accounts increased by
$15bn. This was driven by growth in retail deposits, reflecting broader market growth.
In IWPB, customer accounts rose by $4bn, notably in the Private Bank in our main legal entity in Hong Kong reflecting strong wealth deposit inflows amidst market volatility.
Repurchase agreements – non-trading increased by $15bn or 8%, primarily in the US for short-term funding and in our main legal entities in mainland China due to higher client demand for short-term funding.
Financial liabilities designated at fair value increased by $25bn or
18%, notably in HSBC Holdings reflecting $9bn in new debt
issuances in 1H25, and in HSBC Bank plc from increased medium-
term note issuances by our Debt and Equity Markets business.
Liabilities of disposal groups held for sale increased by $17bn or
59%, primarily due to the $12bn classification of liabilities from our custody business in Germany following the announcement of the planned sale of the business.
Other liabilities increased by $41bn or 20%, notably from a rise of
$27bn in settlement accounts in the US and in HSBC Bank plc from an increase in trading activity, compared with the seasonal reduction in December 2024.
Equity
Total shareholders’ equity, including non-controlling interests, increased by $8bn or 4% compared with 31 December 2024.
Profits generated of $12bn and net gains through other
comprehensive income (‘OCI’) of $9bn were partly offset by the impact of dividends paid of $9bn, and the impact of our $5bn share buy-back activities in 1H25.
The net gains through OCI of $9bn included $6bn of exchange
differences and a $2bn increase in the cash flow hedging reserve.
Financial investments
As part of our interest rate hedging strategy, we hold a portfolio of debt instruments, reported within financial investments, which are classified as hold-to-collect-and-sell. As a result, the change in value of these instruments is recognised through ‘debt instruments at fair value through other comprehensive income’ in equity. At 30 June
2025, we had recognised a pre-tax cumulative unrealised loss reserve through other comprehensive income of $2.1bn related to these hold-
to-collect-and-sell positions, excluding investments held in our insurance business. This compared with an unrealised loss of $3.8bn at 31 December 2024, and reflected a $1.7bn pre-tax gain in 1H25, inclusive of movements on related fair value hedges.
On 1 January 2025, we reclassified a portfolio of home and other loans associated with the sale of our retail banking operations in
France to a hold-to-collect-and-sell business model, measuring it in loans and advances at fair value through other comprehensive income. Since reclassification and during 1H25, we recognised a fair value pre-tax loss in other comprehensive income of $1.4bn on the remeasurement of these financial instruments.
We also hold a portfolio of financial investments measured at amortised cost, which are classified as hold-to-collect and are held to manage our interest rate exposure. At 30 June 2025, the debt instruments within this portfolio had a cumulative unrecognised loss of $0.4bn, representing a $2.5bn improvement during 1H25.
Risk-weighted assets
RWAs of $886.9bn increased by $48.6bn during the first half of 2025, primarily due to foreign currency translation differences of $28.7bn, and asset size movements of $16.3bn, principally from our CIB and
UK businesses, and $5.2bn of asset quality movements in our Hong
Kong, CIB and UK business segments.
Ñ For further details on RWAs, see page 68.

HSBC Holdings plc Interim Report 2025 on Form 6-K
26

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Business segments
Business segments
Basis of preparation
Our business segments – Hong Kong, UK, Corporate and Institutional
Banking, and International Wealth and Premier Banking – along with
Corporate Centre, are our reportable segments under IFRS 8 ‘Operating
Segments’. Reconciliations of the total constant currency business segment results to the Group’s reported results are presented on page 86.
The Group Operating Committee is considered the Chief Operating
Decision Maker (‘CODM’) for the purposes of identifying the Group’s reportable segments. Business segment results are assessed by the
CODM on the basis of constant currency performance. We separately disclose ‘notable items’, as described on page 18.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense.
These allocations include the costs of certain support services and global infrastructures to the extent that they can be meaningfully attributed to business segments. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to business segments are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-
business line transactions. All such transactions are undertaken on arm’s length terms. The intra-Group elimination items for business segments are presented in Corporate Centre.

Constant currency results and notable items by business segment

Constant currency results[1]	Half-year to 30 Jun 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue[2,3]	7,848	6,228	14,117	7,011	(1,082)	34,122
ECL	(864)	(323)	(299)	(453)	(2)	(1,941)
Operating expenses	(2,310)	(2,624)	(7,456)	(4,468)	(164)	(17,022)
Share of profit in associates and joint ventures less impairment[3]	—	—	—	2	649	651
Profit before tax	4,674	3,281	6,362	2,092	(599)	15,810
Loans and advances to customers (net)[4]	230,139	299,631	304,240	147,523	189	981,722
Customer accounts	517,406	360,494	564,847	275,504	353	1,718,604

	Half-year to 30 Jun 2024
Revenue[2]	7,432	5,994	13,333	6,933	3,365	37,057
ECL	(338)	(58)	(175)	(416)	(6)	(993)
Operating expenses	(2,340)	(2,403)	(7,037)	(4,277)	(135)	(16,192)
Share of profit in associates and joint ventures less impairment	—	—	—	27	1,592	1,619
Profit before tax	4,754	3,533	6,121	2,267	4,816	21,491
Loans and advances to customers (net)	236,309	286,915	300,392	140,795	8,368	972,779
Customer accounts	474,140	352,573	558,629	266,148	421	1,651,911
1In the current period, constant currency results are equal to reported as there is no currency translation.
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3Amounts in ‘Revenue’ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a
$1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Share of profit in associates and joint ventures less impairment’. See Note 10 on page 93.
4  The reduction in loans and advances to customers in Corporate Centre includes the reclassification to ‘financial investments measured at fair value through other comprehensive income‘ of a portfolio of home and other loans retained following the disposal of our retail banking operations in France. With effect from
1 January 2025 we reclassified this portfolio to a hold-to-collect-and-sell business model, measuring it at fair value through other comprehensive income.

Notable items	Half-year to 30 Jun 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	—	—	(57)	(82)	(139)
Dilution loss of interest in BoCom associate[2]	—	—	—	—	(1,136)	(1,136)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	1	(179)	(5)	(44)	(227)
Restructuring and other related costs[3]	(9)	(48)	(217)	(79)	(263)	(616)
Impairment losses of interest in BoCom associate[2]	—	—	—	—	(1,000)	(1,000)

	Half-year to 30 Jun 2024
Revenue
Disposals, wind-downs, acquisitions and related costs[4]	—	—	(14)	55	3,530	3,571
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	3	—	(1)	(103)	(101)
Restructuring and other related costs[5]	—	4	5	1	9	19
1Includes fair value losses on ADRs in Galicia received as part of the sale consideration for HSBC Argentina, which were sold in 2Q25.
2Amounts in ‘Dilution loss of interest in BoCom associate’ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in
BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in
‘Impairment losses of interest in BoCom associate’. See Note 10 on page 93.
3Amounts relate to restructuring provisions recognised in 2025 as well as reversals of restructuring provisions recognised during 2022.
4Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sales proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This was partly offset by a $1.2bn impairment recognised in relation to the sale of our business in Argentina.
5Relates to reversals of restructuring provisions recognised during 2022.

HSBC Holdings plc Interim Report 2025 on Form 6-K
27

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Business segments

Reconciliation of reported results to constant currency results – business segments
	Half-year to 30 Jun 2024
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
– Reported	7,408	5,838	13,534	7,170	3,342	37,292
– Currency translation	24	156	(201)	(237)	23	(235)
– Constant currency	7,432	5,994	13,333	6,933	3,365	37,057
ECL
– Reported	(336)	(58)	(187)	(479)	(6)	(1,066)
– Currency translation	(2)	—	12	63	—	73
– Constant currency	(338)	(58)	(175)	(416)	(6)	(993)
Operating expenses
– Reported	(2,333)	(2,343)	(7,083)	(4,426)	(111)	(16,296)
– Currency translation	(7)	(60)	46	149	(24)	104
– Constant currency	(2,340)	(2,403)	(7,037)	(4,277)	(135)	(16,192)
Share of profit in associates and joint ventures
– Reported	—	—	1	28	1,597	1,626
– Currency translation	—	—	(1)	(1)	(5)	(7)
– Constant currency	—	—	—	27	1,592	1,619
Profit/(loss) before tax
– Reported	4,739	3,437	6,265	2,293	4,822	21,556
– Currency translation	15	96	(144)	(26)	(6)	(65)
– Constant currency	4,754	3,533	6,121	2,267	4,816	21,491
Loans and advances to customers (net)
– Reported	237,372	264,640	291,451	137,151	7,643	938,257
– Currency translation	(1,063)	22,275	8,941	3,644	725	34,522
– Constant currency	236,309	286,915	300,392	140,795	8,368	972,779
Customer accounts
– Reported	476,469	325,201	534,018	257,750	396	1,593,834
– Currency translation	(2,329)	27,372	24,611	8,398	25	58,077
– Constant currency	474,140	352,573	558,629	266,148	421	1,651,911
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Reconciliation of reported results to constant currency results – RWAs
	At 30 Jun 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	140.6	153.0	411.2	91.0	91.1	886.9
Constant currency	140.6	153.0	411.2	91.0	91.1	886.9

	At 31 Dec 2024
Risk-weighted assets
Reported	143.7	133.5	388.0	85.7	87.4	838.3
Currency translation	(1.2)	12.3	13.2	3.7	1.2	29.2
Constant currency	142.5	145.8	401.2	89.4	88.6	867.5

HSBC Holdings plc Interim Report 2025 on Form 6-K
28

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Business segments
Fee and other income supplementary analysis
The following table presents an analysis of the components of fee and other income by business segment.

	Half-year to 30 Jun 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Net fee income	1,435	907	2,217	2,085	(1)	6,643
Net income from financial instruments held for trading or managed on a fair value basis	341	(16)	4,416	422	5,384	10,547
Insurance revenue[1]	41	—	—	561	(33)	569
Gain less impairment relating to sale of business operations	—	—	—	(56)	22	(34)
Other operating (expense)/income	156	31	470	341	(1,422)	(424)
Total	1,973	922	7,103	3,353	3,950	17,301
Banking book funding costs used to generate ‘net income from financial instruments held for trading or managed on a fair value basis’	—	—	—	—	(4,710)	(4,710)
Third-party net interest income from insurance	—	—	—	218	—	218
Notable items	—	—	—	57	1,218	1,275
Fee and other income	1,973	922	7,103	3,628	458	14,084

	Half-year to 30 Jun 2024
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Net fee income	1,154	891	2,223	1,922	10	6,200
Net income from financial instruments held for trading or managed on a fair value basis	292	7	3,780	375	6,062	10,516
Insurance revenue[1]	(8)	—	—	580	(20)	552
Gain less impairment relating to sale of business operations	—	—	(14)	55	3,214	3,256
Other operating (expense)/income	61	44	(18)	(136)	(94)	(143)
Total	1,499	942	5,971	2,796	9,172	20,381
Banking book funding costs used to generate ‘net income from financial instruments held for trading or managed on a fair value basis’	—	—	—	—	(5,509)	(5,509)
Third-party net interest income from insurance	—	—	—	216	—	216
Notable items	—	—	14	(55)	(3,530)	(3,571)
Currency translation	4	26	48	7	42	127
Fee and other income	1,503	968	6,033	2,965	175	11,644
1    Includes Group ‘net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’,
‘insurance finance expense’ and ‘insurance service result, but excludes the portion of insurance income reported in ‘net fee income’ (1H25: $149m, 1H24: $99m)
and ‘other operating (expense)/income’ (1H25: $253m, 1H24: $44m).

HSBC Holdings plc Interim Report 2025 on Form 6-K
29

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Business segments
Strategic transactions supplementary analysis
The following table presents the selected impacts of strategic transactions on the Group and our business segments for transactions that are classified as material notable items. See page 18 for further information on material notable items and the impact of strategic transactions.

Constant currency results
	Half-year to 30 Jun 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue	—	—	—	(57)	(82)	(139)
ECL	—	—	—	—	—	—
Operating expenses	—	1	(179)	(5)	(44)	(227)
Share of profit in associates and joint ventures	—	—	—	—	—	—
Profit before tax	—	1	(179)	(62)	(126)	(366)
– HSBC Innovation Banking	—	—	—	—	—	—
– retail banking operations in France	—	—	—	—	—	—
– banking business in Canada	—	—	—	—	(2)	(2)
– business in Argentina	—	—	—	—	(108)	(108)
– markets participation		1	(179)	(62)	(16)	(256)
of which: notable items
Revenue	—	—	—	(57)	(82)	(139)
Profit before tax	—	1	(179)	(62)	(126)	(366)
of which: distorting impact of operating results between periods
Revenue	—	—	—	—	—	—
Profit/(loss) before tax	—	—	—	—	—	—

	Half-year to 30 Jun 2024
Revenue	—	—	496	380	3,679	4,555
ECL	—	—	(43)	(20)	—	(63)
Operating expenses	—	3	(193)	(236)	(101)	(527)
Share of profit in associates and joint ventures	—	—	—	—	—	—
Profit before tax	—	3	260	124	3,578	3,965
– HSBC Innovation Banking[1]	—	3	—	—	—	3
– retail banking operations in France	—	—	—	56	(4)	52
– banking business in Canada	—	—	144	67	4,774	4,985
– business in Argentina	—	—	116	1	(1,192)	(1,075)
of which: notable items
Revenue	—	—	—	55	3,679	3,734
Profit before tax	—	3	(1)	55	3,578	3,635
of which: distorting impact of operating results between periods
Revenue	—	—	496	325	—	821
Profit before tax	—	—	261	69	—	330
1Includes the impact of our acquisition of SVB UK, which in June 2023 changed its legal entity name to HSBC Innovation Bank Limited.

HSBC Holdings plc Interim Report 2025 on Form 6-K
30

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Business segments
Supplementary tables for Wealth
Insurance business performance
The following table provides an analysis of the revenue of our insurance business for the period. It comprises income earned by IWPB insurance manufacturing operations, income earned by wealth insurance distribution channels within IWPB, Hong Kong and UK business segments, and consolidation adjustments.

Total insurance revenue (constant currency)[1]	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Net fee income	149	99
Insurance service result[2]	794	693
– release of contractual service margin	732	660
– risk adjustment release	37	35
– experience variance and other	91	29
– loss from onerous contracts	(66)	(31)
Investment income	5,311	2,554
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss[2]	5,124	2,350
– other investment income	187	204
Insurance finance expense[2]	(5,334)	(2,447)
Other income	253	44
Revenue[1,3,4]	1,173	943
1Constant currency results are derived by adjusting for period-on-period effects of foreign currency translation differences. The impact of foreign currency translation differences on revenue was $9m unfavourable for 1H24 (reported: $952m).
2The Group consolidated income statement includes consolidation and elimination adjustments not reported within total insurance as follows: Group ‘Insurance service result‘ of $785m includes adjustments of $9m (1H24: $663m includes adjustments of $30m), Group ‘net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss‘ of $5,113m includes adjustments of $11m (1H24: $2,338m includes adjustments of $12m), and Group ‘Insurance finance expense‘ of $5,329m includes adjustments of $5m (1H24: $2,452m includes adjustments of $5m).
3Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
4‘Revenue’ of $1,173m (1H24: $943m) is reported in our business segments: IWPB $1,133m (1H24: $919m), Hong Kong $37m (1H24: $19m) and UK $3m (1H24:
$5m). This comprises revenue from insurance manufacturing operations of $1,002m (1H24: $823m), and revenue from wealth retail distribution channels and consolidation impacts of $171m (1H24: $120m).
Total insurance revenue
Revenue of $1.2bn reported in 1H25 reflected the following:
–Insurance service result of $0.8bn in 1H25 increased by $0.1bn compared with 1H24 reflecting an increase to the release of CSM driven by a higher closing CSM balance, and from positive
experience variances in Hong Kong and Singapore.
–Investment income of $5.3bn increased by $2.8bn compared with
1H24 reflecting the impact of interest rate reductions on our fixed income investments, primarily in Hong Kong. This was offset by
Insurance finance expense of $5.3bn, which moves inversely with investment income.
–Other income increased by $0.2bn from gains on reinsurance
contracts in Hong Kong, primarily offsetting losses on related insurance contracts.

Insurance key performance metrics	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Annualised new business premiums of insurance manufacturing operations	3,753	2,792
Insurance new business contractual service margin[1]	2,033	1,324
Consolidated Group new business contractual service margin	2,267	1,437
Total insurance profit before tax	777	581
Net dividends of insurance manufacturing operations[2]	262	524
Insurance equity plus CSM net of tax ø	18,881	17,572
1‘Insurance new business contractual service margin’ includes new business contractual service margin earned by insurance manufacturing operations.
2‘Net dividends of insurance manufacturing operations’ include dividends paid to immediate parent companies of $377m (1H24: $569m) net of CET1 qualifying injections to fund business growth of $115m (1H24: $45m).

HSBC Holdings plc Interim Report 2025 on Form 6-K
31

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Business segments
Insurance key performance metrics
Annualised new business premiums (‘ANP’) is used to assess new insurance premiums generated by the business. It is calculated as
100% of annualised first year regular premiums and 10% of single premiums, before reinsurance ceded. ANP in 1H25 increased by 34%
compared with 1H24, primarily from strong new business sales in
Hong Kong and a shift in product mix from single to multi-premium products.
Insurance new business contractual service margin increased by
$0.7bn compared with 1H24, reflecting strong sales in Hong Kong and increased sales of higher margin products. It also included a
$0.1bn increase from writing a new reinsurance contract in Hong
Kong.
Insurance equity plus CSM net of tax is a non-GAAP alternative performance measure that provides information about our insurance manufacturing operations’ net asset value plus the future earnings from in-force business. At 30 June 2025, insurance equity plus CSM net of tax was $18,881m (31 December 2024: $17,025m; 30 June
2024: $17,572m).
At 30 June 2025, insurance equity plus CSM net of tax was calculated as insurance manufacturing operations equity of $7,719m plus CSM of $13,466m less tax of $2,304m. At 31 December 2024, it was calculated as insurance manufacturing operations equity of $7,015m plus CSM of $12,063m less tax of $2,053m. At 30 June 2024, it was calculated as insurance manufacturing operations equity of $7,531m plus CSM of $12,218m less tax of $2,177m.
Wealth balances
The following table shows the wealth balances, which include invested assets and wealth deposits. Invested assets comprise customer assets either managed by our Asset Management business or by external third-party investment managers, as well as self-directed investments by our customers.

Reported wealth balances[1]
	At
	30 Jun 2025	30 Jun 2024	31 Dec 2024
	$bn	$bn	$bn
Private Bank invested assets[2]	430	390	395
Retail invested assets	455	412	409
Asset Management third-party distribution[3]	539	469	489
Reported invested assets[1]	1,424	1,271	1,293
– of which: The Hongkong and Shanghai Banking Corporation Limited	712	606	645
Wealth deposits (Premier and Private Bank)[4]	590	530	555
– of which: The Hongkong and Shanghai Banking Corporation Limited	389	346	372
Total reported wealth balances	2,014	1,801	1,848
– of which: The Hongkong and Shanghai Banking Corporation Limited	1,101	952	1,017
1Invested assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.
2Private Bank client balances, which comprises invested assets and customer deposits were $529bn (31 December 2024: $484bn; 30 June 2024: $479bn).
3Total assets under management manufactured by Asset Management, which includes third-party distribution and other components that are reported in the
Private Bank and Retail invested assets in the table above, were $808bn (31 December 2024: $731bn; 30 June 2024: $703bn).
4Premier and Private Bank deposits, which include Prestige deposits in Hang Seng Bank, form part of the total IWPB, Hong Kong and UK businesses’ customer accounts balance on page 26.
Invested assets
‘Net new invested assets’ represents the net customer inflows from retail invested assets, Asset Management third-party distribution and
Private Bank invested assets. It excludes all customer deposits.

Invested assets
	Half-year to
	30 Jun 2025	30 Jun 2024	31 Dec 2024
	$bn	$bn	$bn
Opening balance	1,293	1,191	1,271
Net new invested assets[1]	44	32	32
– of which: The Hongkong and Shanghai Banking Corporation Limited	27	38	9
Net market movements	52	36	61
Foreign exchange and others	35	12	(71)
Closing balance	1,424	1,271	1,293
1Net new invested assets in the half-year to 30 June 2024 primarily included outflows from liquidity products in Asset Management.
In 1H25, net new invested assets of $44bn reflected increases in Asset Management of $31bn, which included $16bn of inflows related to
Private Bank, Retail and Insurance customers, with the remaining coming from investment into money market and emerging markets fixed income instruments from institutional clients and from passive products. Including inflows from Asset Management, there were net new invested assets in Retail of $20bn and in Private Bank of $9bn, particularly in Asia.

HSBC Holdings plc Interim Report 2025 on Form 6-K
32

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Legal entities
Legal entities
Analysis of reported results by legal entities

HSBC reported profit/(loss) before tax and balance sheet data
	Half-year to 30 Jun 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,453	773	8,100	762	1,045	—	1,080	642	(1,034)	16,821
Net fee income	857	859	3,262	261	731	—	304	477	(108)	6,643
Net income from financial instruments held for trading or managed on a fair value basis	270	3,433	6,063	169	294	—	212	103	3	10,547
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	—	424	4,662	—	—	—	23	5	(1)	5,113
Insurance finance income/(expense)	—	(482)	(4,834)	—	—	—	(15)	—	2	(5,329)
Insurance service result	—	90	668	—	—	—	31	—	(4)	785
Other income/(expense)[1]	63	261	(582)	62	249	—	30	(60)	(481)	(458)
Net operating income before change in expected credit losses and other credit impairment charges[2]	6,643	5,358	17,339	1,254	2,319	—	1,665	1,167	(1,623)	34,122
Change in expected credit losses and other credit impairment charges	(340)	(99)	(910)	(48)	(150)	—	(383)	(13)	2	(1,941)
Net operating income	6,303	5,259	16,429	1,206	2,169	—	1,282	1,154	(1,621)	32,181
Total operating expenses	(2,685)	(3,837)	(7,302)	(638)	(1,679)	—	(958)	(686)	733	(17,052)
Impairment of goodwill and other intangible assets	—	31	(1)	—	—	—	—	—	—	30
Operating profit	3,618	1,453	9,126	568	490	—	324	468	(888)	15,159
Share of profit/(loss) in associates and joint ventures less impairment[3]	—	40	258	—	—	—	6	349	(2)	651
Profit before tax	3,618	1,493	9,384	568	490	—	330	817	(890)	15,810
	%	%	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	22.9	9.4	59.4	3.6	3.1	—	2.1	5.2	(5.7)	100.0
Cost efficiency ratio	40.4	71.0	42.1	50.9	72.4	—	57.5	58.8	45.2	49.9
Balance sheet data	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	305,661	107,058	459,814	21,736	57,287	—	25,074	5,092	—	981,722
Total assets	466,225	987,456	1,455,104	62,470	281,282	—	49,284	30,587	(118,037)	3,214,371
Customer accounts	371,420	306,014	871,247	35,390	96,145	—	27,354	11,001	33	1,718,604
Risk-weighted assets[4,5]	158,035	147,816	416,794	25,606	77,352	—	32,711	53,366	875	886,860

HSBC Holdings plc Interim Report 2025 on Form 6-K
33

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Legal entities

HSBC reported profit/(loss) before tax and balance sheet data (continued)
	Half-year to 30 Jun 2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,063	832	7,454	804	730	300	1,187	1,618	(1,077)	16,911
Net fee income	810	827	2,689	260	674	129	328	530	(47)	6,200
Net income from financial instruments held for trading or managed on a fair value basis	276	2,786	5,996	167	492	33	265	182	319	10,516
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	—	545	1,722	—	—	—	30	84	(5)	2,376
Insurance finance income/(expense)	—	(678)	(1,708)	—	—	—	(40)	(68)	8	(2,486)
Insurance service result	—	130	524	—	—	—	41	(9)	(24)	662
Other income/(expense)[1]	81	51	288	25	239	—	31	(602)	3,000	3,113
Net operating income before change in expected credit losses and other credit impairment charges[2]	6,230	4,493	16,965	1,256	2,135	462	1,842	1,735	2,174	37,292
Change in expected credit losses and other credit impairment charges	(62)	66	(455)	(102)	(33)	(40)	(386)	(59)	5	(1,066)
Net operating income	6,168	4,559	16,510	1,154	2,102	422	1,456	1,676	2,179	36,226
Total operating expenses	(2,427)	(3,142)	(6,873)	(618)	(1,677)	(236)	(998)	(950)	671	(16,250)
Impairment of goodwill and other intangible assets	(7)	(1)	(24)	—	(2)	—	—	(11)	(1)	(46)
Operating profit	3,734	1,416	9,613	536	423	186	458	715	2,849	19,930
Share of profit in associates and joint ventures	—	20	1,280	—	—	—	8	319	(1)	1,626
Profit before tax	3,734	1,436	10,893	536	423	186	466	1,034	2,848	21,556
	%	%	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	17.3	6.7	50.5	2.5	2.0	0.9	2.2	4.7	13.2	100
Cost efficiency ratio	39.1	70.0	40.7	49.2	78.6	51.1	54.2	55.4	(30.8)	43.7
Balance sheet data	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	270,262	107,957	453,642	20,506	55,809	—	25,449	4,632	—	938,257
Total assets	416,096	902,722	1,353,949	57,320	267,310	—	47,289	31,385	(101,068)	2,975,003
Customer accounts	334,566	295,557	799,086	32,934	93,060	—	28,997	9,532	102	1,593,834
Risk-weighted assets[4,5]	131,472	137,075	401,244	26,082	76,755	—	31,286	54,982	4,866	835,118
1Other income/(expense) in this context comprises gain on acquisitions, impairment gain/(loss) relating to the sale of our retail banking operations in France, our banking business in Canada and other operating income/(expense).
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3We have recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Impairment of interest in associate’. See Note 10 on page 93.
4Risk-weighted assets are non-additive across the principal entities due to market risk diversification effects within the Group.
5Balances are on a third-party Group consolidated basis.

HSBC Holdings plc Interim Report 2025 on Form 6-K
34

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Legal entities
Summary information – legal entities and selected countries

Legal entity reported and constant currency results¹
	Half-year to 30 Jun 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[2]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[3,4]	6,643	5,358	17,339	1,254	2,319	—	1,665	1,167	(1,623)	34,122
ECL	(340)	(99)	(910)	(48)	(150)	—	(383)	(13)	2	(1,941)
Operating expenses	(2,685)	(3,806)	(7,303)	(638)	(1,679)	—	(958)	(686)	733	(17,022)
Share of profit in associates and joint ventures less impairment[4]	—	40	258	—	—	—	6	349	(2)	651
Profit/(loss) before tax	3,618	1,493	9,384	568	490	—	330	817	(890)	15,810
Loans and advances to customers (net)	305,661	107,058	459,814	21,736	57,287	—	25,074	5,092	—	981,722
Customer accounts	371,420	306,014	871,247	35,390	96,145	—	27,354	11,001	33	1,718,604
1In the current period, constant currency results are equal to reported, as there is no currency translation.
2Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group’s reported profit before tax of $770m.
3Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
4  Amounts in ‘Revenue’ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a
$1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Share of profit in associates and joint ventures less impairment’. See Note 10 on page 93.

Legal entity results: notable items
	Half-year to 30 Jun 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	(56)	—	—	—	—	—	—	(83)	(139)
Dilution loss of interest in BoCom associate[2]	—	—	(1,136)	—	—	—	—	—	—	(1,136)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	1	(166)	(9)	(6)	(17)	—	—	—	(30)	(227)
Restructuring and other related costs[3]	(82)	(209)	(139)	(13)	(40)	—	(15)	(28)	(90)	(616)
Impairment losses of interest in BoCom associate[2]	—	—	(1,000)	—	—	—	—	—	—	(1,000)
1Includes fair value losses on ADRs in Galicia received as a part of the sale consideration for HSBC Argentina, which were sold in 2Q25.
2Amounts in ‘Dilution loss of interest in BoCom associate’ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in
BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in
‘Impairment losses of interest in BoCom associate’. See Note 10 on page 93.
3Amounts relate to restructuring provisions recognised in 2025 as well as reversals of restructuring recognised during 2022.

Selected country/territory results[1]
	Half-year to 30 Jun 2025
	UK2	Hong Kong	Mainland China	US
	$m	$m	$m	$m
Revenue[3,4]	12,189	12,229	987	2,252
ECL	(370)	(742)	(77)	(150)
Operating expenses	(7,394)	(4,567)	(1,551)	(1,679)
Share of profit/(loss) in associates and joint ventures less impairment [4]	40	(12)	203	—
Profit before tax	4,465	6,908	(438)	423
Loans and advances to customers (net)	349,405	271,663	43,030	57,287
Customer accounts	560,768	589,873	63,098	96,145
1In the current period, constant currency results are equal to reported, as there is no currency translation.
2UK includes HSBC UK Bank plc (ring-fenced bank), HSBC Bank plc (non-ring-fenced bank), the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo group’).
3Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
4Amounts in ‘Revenue’ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a
$1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Share of profit/(loss) in associates and joint ventures less impairment’. See Note 10 on page 93.

HSBC Holdings plc Interim Report 2025 on Form 6-K
35

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Legal entities

Selected country/territory results: notable items
	Half-year to 30 Jun 2025
	UK1	Hong Kong	Mainland China	US
	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(87)	—	—	—
Restructuring and other related costs	76	5	5	—
Dilution loss of interest in BoCom associate[2]	—		(1,136)	—
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(10)	—	(2)	(4)
Restructuring and other related costs	(281)	(97)	(33)	(39)
Impairment losses of interest in BoCom associate[2]	—		(1,000)	—
1UK includes HSBC UK Bank plc (ring-fenced bank), HSBC Bank plc (non-ring-fenced bank), the ultimate holding company, HSBC Holdings plc, and the ServCo group.
2Amounts in ‘Dilution loss of interest in BoCom associate’ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in
BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in
‘Impairment losses of interest in BoCom associate’. See Note 10 on page 93.

Legal entity reported and constant currency results (continued)
	Half-year to 30 Jun 2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[2]
– Reported	6,230	4,493	16,965	1,256	2,135	462	1,842	1,735	2,174	37,292
– Currency translation	162	80	13	—	—	(27)	(259)	(232)	28	(235)
– Constant currency	6,392	4,573	16,978	1,256	2,135	435	1,583	1,503	2,202	37,057
ECL
– Reported	(62)	66	(455)	(102)	(33)	(40)	(386)	(59)	5	(1,066)
– Currency translation	1	8	—	1	—	2	54	10	(3)	73
– Constant currency	(61)	74	(455)	(101)	(33)	(38)	(332)	(49)	2	(993)
Operating expenses
– Reported	(2,434)	(3,143)	(6,897)	(618)	(1,679)	(236)	(998)	(961)	670	(16,296)
– Currency translation	(63)	(64)	(9)	—	—	14	142	114	(30)	104
– Constant currency	(2,497)	(3,207)	(6,906)	(618)	(1,679)	(222)	(856)	(847)	640	(16,192)
Share of profit/(loss) in associates and joint ventures
– Reported	—	20	1,280	—	—	—	8	319	(1)	1,626
– Currency translation	—	1	(7)	—	—	—	(1)	—	—	(7)
– Constant currency	—	21	1,273	—	—	—	7	319	(1)	1,619
Profit/(loss) before tax
– Reported	3,734	1,436	10,893	536	423	186	466	1,034	2,848	21,556
– Currency translation	100	25	(3)	1	—	(11)	(64)	(108)	(5)	(65)
– Constant currency	3,834	1,461	10,890	537	423	175	402	926	2,843	21,491
Loans and advances to customers (net)
– Reported	270,262	107,957	453,642	20,506	55,809	—	25,449	4,632	—	938,257
– Currency translation	22,749	9,993	2,882	8	—	—	(778)	(332)	—	34,522
– Constant currency	293,011	117,950	456,524	20,514	55,809	—	24,671	4,300	—	972,779
Customer accounts
– Reported	334,566	295,557	799,086	32,934	93,060	—	28,997	9,532	102	1,593,834
– Currency translation	28,161	25,672	5,766	24	—	—	(886)	(660)	—	58,077
– Constant currency	362,727	321,229	804,852	32,958	93,060	—	28,111	8,872	102	1,651,911
1Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB), which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group’s reported profit before tax of $728m and constant currency profit before tax of $660m.
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc Interim Report 2025 on Form 6-K
36

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Legal entities

Legal entity results: notable items (continued)
	Half-year to 30 Jun 2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	(131)	—	—	—	—	—	—	3,702	3,571
Operating expenses
Disposals, wind-downs, acquisitions and related costs	3	(5)	—	—	(15)	(36)	—	(1)	(47)	(101)
Restructuring and other related costs[2]	4	11	—	—	—	—	—	—	4	19
1Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This was partly offset by a $1.2bn impairment recognised in relation to the sale of our business in Argentina.
2Relate to reversals of restructuring provisions recognised during 2022.

Selected country/territory results
	Half-year to 30 Jun 2024
	UK1	Hong Kong	Mainland China	US
	$m	$m	$m	$m
Revenue[2]
– Reported	10,570	10,898	2,060	2,122
– Currency translation	276	35	(10)	—
– Constant currency	10,846	10,933	2,050	2,122
ECL
– Reported	15	(386)	(30)	(33)
– Currency translation	7	(1)	—	—
– Constant currency	22	(387)	(30)	(33)
Operating expenses
– Reported	(6,499)	(4,305)	(1,376)	(1,679)
– Currency translation	(167)	(13)	7	—
– Constant currency	(6,666)	(4,318)	(1,369)	(1,679)
Share of profit/(loss) in associates and joint ventures
– Reported	22	9	1,256	—
– Currency translation	1	—	(6)	—
– Constant currency	23	9	1,250	—
Profit before tax
– Reported	4,108	6,216	1,910	410
– Currency translation	117	20	(9)	—
– Constant currency	4,225	6,236	1,901	410
Loans and advances to customers (net)
– Reported	311,486	274,806	44,821	55,809
– Currency translation	26,219	(1,421)	617	—
– Constant currency	337,705	273,385	45,438	55,809
Customer accounts
– Reported	505,118	543,776	57,452	93,060
– Currency translation	42,516	(2,812)	792	—
– Constant currency	547,634	540,964	58,244	93,060
1UK includes HSBC UK Bank plc (ring-fenced bank), HSBC Bank plc (non-ring-fenced bank), the ultimate holding company, HSBC Holdings plc, and the ServCo group.
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Selected country/territory results: notable items
	Half-year to 30 Jun 2024
	UK1	Hong Kong	Mainland China	US
	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	205	—	—	—
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(28)	(1)	(5)	(15)
Restructuring and other related costs	9	—	—	—
1UK includes HSBC UK Bank plc (ring-fenced bank), HSBC Bank plc (non-ring-fenced bank), the ultimate holding company, HSBC Holdings plc, and the ServCo group.

HSBC Holdings plc Interim Report 2025 on Form 6-K
37

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Legal entities
Analysis by country/territory

Profit/(loss) before tax by country/territory within business segments
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
UK1	(169)	3,281	92	(57)	1,318	4,465
– of which: HSBC UK Bank plc (ring-fenced bank)	—	3,457	73	48	40	3,618
– of which: HSBC Bank plc (non-ring-fenced bank)	—	—	677	181	(43)	815
– of which: Holdings and other	(169)	(176)	(658)	(286)	1,321	32
France	—	—	122	14	(22)	114
Germany	—	—	59	6	(1)	64
Hong Kong	4,853	—	1,217	986	(148)	6,908
Australia	—	—	239	66	(6)	299
India	(1)	—	767	57	108	931
Indonesia	—	—	111	5	(1)	115
Mainland China[2]	(13)	—	460	8	(893)	(438)
Malaysia	(1)	—	180	83	(6)	256
Singapore	2	—	441	305	(15)	733
Taiwan	—	—	136	78	(3)	211
Egypt	—	—	228	53	(6)	275
UAE	—	—	312	149	(22)	439
Saudi Arabia[3]	—	—	47	—	345	392
US	—	—	476	80	(133)	423
Canada	—	—	—	—	(2)	(2)
Mexico	—	—	238	122	(30)	330
Other[4]	3	—	1,237	137	(1,082)	295
Half-year to 30 Jun 2025	4,674	3,281	6,362	2,092	(599)	15,810

UK1	(144)	3,437	(9)	1	823	4,108
– of which: HSBC UK Bank plc (ring-fenced bank)	—	3,579	72	49	34	3,734
– of which: HSBC Bank plc (non-ring-fenced bank)	—	—	608	219	(131)	696
– of which: Holdings and other	(144)	(142)	(689)	(267)	920	(322)
France	—	—	132	28	(171)	(11)
Germany	—	—	169	19	3	191
Hong Kong	4,844	—	763	812	(203)	6,216
Australia	—	—	229	88	(8)	309
India	—	—	660	47	91	798
Indonesia	—	—	105	13	—	118
Mainland China[2]	22	—	532	(42)	1,398	1,910
Malaysia	—	—	182	77	(5)	254
Singapore	—	—	415	328	(11)	732
Taiwan	—	—	150	65	(4)	211
Egypt	—	—	269	63	(15)	317
UAE	—	—	216	208	(34)	390
Saudi Arabia[3]	—	—	63	—	317	380
US	—	—	447	74	(111)	410
Canada[5]	—	—	152	71	4,491	4,714
Mexico	—	—	312	149	5	466
Other[6]	17	—	1,478	292	(1,744)	43
Half-year to 30 Jun 2024	4,739	3,437	6,265	2,293	4,822	21,556
1UK includes results from the ultimate holding company, HSBC Holdings plc, and the ServCo group.
2Includes our share of the profits of our associate, BoCom. Amount in 1H25 includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in
BoCom. See Note 10 on page 93.
3Includes the results of HSBC Saudi Arabia and our share of the profits of our associate, SAB.
4Corporate Centre includes the profit and loss impact of inter-company debt eliminations of $605m.
5    Corporate Centre includes a gain of $4.5bn on the sale of our banking business in Canada excluding the fair value movements on the foreign exchange hedging of the sale, which is booked in HSBC Overseas Holdings (UK) Limited.
6    Corporate Centre includes an impairment loss of $1.2bn relating to the sale of our business in Argentina.

HSBC Holdings plc Interim Report 2025 on Form 6-K
38

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Alternative performance measures
Alternative performance measures
The following tables provide the calculation, definition and reconciliation of alternative performance measures to the closest reported performance measure. For further details and an explanation of their basis of preparation, including constant currency, notable items and material notable items, and the impact of strategic transactions and hyperinflationary accounting, see page 18.

Alternative performance measure	Definition
Reported revenue excluding notable items	Reported revenue after excluding notable items reported under revenue
Reported profit before tax excluding notable items	Reported profit before tax after excluding notable items reported under revenue less notable items reported under operating expenses
Constant currency revenue excluding notable items	Reported revenue excluding notable items and the impact of foreign exchange translation
Constant currency profit before tax excluding notable items	Reported profit before tax excluding notable items and the impact of foreign exchange translation
Constant currency revenue excluding notable items and strategic transactions	Reported revenue excluding notable items, strategic transactions and the impact of foreign exchange translation
Constant currency profit before tax excluding notable items and strategic transactions	Reported profit before tax excluding notable items, strategic transactions and the impact of foreign exchange translation
Return on average ordinary shareholders’ equity (‘RoE’)	Profit attributable to the ordinary shareholders

Average ordinary shareholders’ equity
Return on average tangible equity (‘RoTE‘)	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets

Average ordinary shareholders’ equity adjusted for goodwill and intangibles
Return on average tangible equity (‘RoTE‘) excluding notable items	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets and notable items

Average ordinary shareholders’ equity adjusted for goodwill and intangibles and notable items
Net asset value per ordinary share	Total ordinary shareholders’ equity[1]

Basic number of ordinary shares in issue after deducting own shares held
Tangible net asset value per ordinary share	Tangible ordinary shareholders’ equity[2]

Basic number of ordinary shares in issue after deducting own shares held
Post-tax return on average total assets	Profit after tax

Average total assets
Average total shareholders’ equity on average total assets	Average total shareholders’ equity

Average total assets
Banking net interest income	Banking net interest income adjusts our reported NII, primarily for the impact of funding trading and fair value activities reported in interest expense and to exclude third party insurance NII[3]
Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers	Annualised constant currency ECL

Constant currency average gross loans and advances to customers
Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers, including held for sale	Annualised constant currency ECL

Constant currency average gross loans and advances to customers, including held for sale
Target basis operating expenses	Reported operating expenses excluding notable items, foreign exchange translation and other excluded items
Basic earnings per share excluding material notable items and related impacts	Profit attributable to ordinary shareholders excluding material notable items and related impacts

Weighted average number of ordinary shares outstanding after deducting own shares held
Multi-jurisdictional client revenue	Total client revenue we generate from clients that hold a relationship with us that generates revenue in more than one market
1Total ordinary shareholders’ equity is total shareholders‘ equity less non-cumulative preference shares and capital securities.
2Tangible ordinary shareholders’ equity is total ordinary shareholders’ equity excluding goodwill and other intangible assets (net of deferred tax).
3For details on the calculation of banking NII, see page 21.

HSBC Holdings plc Interim Report 2025 on Form 6-K
39

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Alternative performance measures

Constant currency revenue and profit before tax excluding notable items and strategic transactions
	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Revenue
Reported	34,122	37,292
Notable items	1,275	(3,571)
Reported revenue excluding notable items	35,397	33,721
Currency translation[1]		(228)
Constant currency revenue excluding notable items	35,397	33,493
Constant currency impact of strategic transactions (distorting impact of operating results between periods)[2]	—	(821)
Constant currency revenue excluding notable items and strategic transactions	35,397	32,672
Profit before tax
Reported	15,810	21,556
Notable items	3,118	(3,489)
Reported profit before tax excluding notable items	18,928	18,067
Currency translation[1]		(61)
Constant currency profit before tax excluding notable items	18,928	18,006
Constant currency impact of strategic transactions (distorting impact of operating results between periods)[2]	—	(330)
Constant currency profit before tax excluding notable items and strategic transactions	18,928	17,676
1Currency translation on the reported balance excluding currency translation on notable items.
2For more details of strategic transactions, please refer to page 29.

Return on average ordinary shareholders‘ equity, return on average tangible equity and return on average tangible equity excluding notable items
	Half-year ended
	30 Jun 2025	30 Jun 2024
	$m	$m
Profit after tax
Profit attributable to the ordinary shareholders of the parent company	11,510	16,586
Impairment of goodwill and other intangible assets (net of tax)	24	123
Profit attributable to ordinary shareholders, excluding goodwill and other intangible assets impairment	11,534	16,709
Impact of notable items[1]	2,714	(3,625)
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and notable items	14,248	13,084
Equity
Average total shareholders’ equity	189,446	186,603
Effect of average preference shares and other equity instruments	(19,501)	(18,088)
Average ordinary shareholders’ equity	169,945	168,515
Effect of goodwill and other intangibles (net of deferred tax)	(11,861)	(11,573)
Average tangible equity	158,084	156,942
Average impact of notable items	(543)	(2,605)
Average tangible equity excluding notable items	157,541	154,337
Ratio	%	%
Return on average ordinary shareholders’ equity (annualised)	13.7	19.8
Return on average tangible equity (annualised)	14.7	21.4
Return on average tangible equity excluding notable items (annualised)	18.2	17.0
1For details of notable items, please refer to page 26.

HSBC Holdings plc Interim Report 2025 on Form 6-K
40

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Alternative performance measures

Return on average tangible equity by business segment
	Half-year ended 30 Jun 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Profit before tax	4,674	3,281	6,362	2,092	(599)	15,810
Tax expense	(852)	(911)	(1,414)	(434)	242	(3,369)
Profit after tax	3,822	2,370	4,948	1,658	(357)	12,441
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(424)	(112)	(197)	(93)	(105)	(931)
Profit attributable to ordinary shareholders of the parent company	3,398	2,258	4,751	1,565	(462)	11,510
Other adjustments	146	111	(94)	(6)	(133)	24
Profit attributable to ordinary shareholders	3,544	2,369	4,657	1,559	(595)	11,534
Average tangible shareholders’ equity	20,479	20,412	55,525	18,666	43,002	158,084
RoTE (%) (annualised)	34.9	23.4	16.9	16.8	(2.8)	14.7

	Half-year ended 30 Jun 2024
Profit before tax	4,739	3,437	6,265	2,293	4,822	21,556
Tax expense	(707)	(947)	(1,561)	(520)	(156)	(3,891)
Profit after tax	4,032	2,490	4,704	1,773	4,666	17,665
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(533)	(113)	(211)	(59)	(163)	(1,079)
Profit attributable to ordinary shareholders of the parent company	3,499	2,377	4,493	1,714	4,503	16,586
Other adjustments	105	112	(242)	(30)	178	123
Profit attributable to ordinary shareholders	3,604	2,489	4,251	1,684	4,681	16,709
Average tangible shareholders’ equity	18,891	18,481	54,649	19,211	45,710	156,942
RoTE (%) (annualised)	38.4	27.1	15.6	17.6	20.6	21.4

Net asset value and tangible net asset value per ordinary share	At
	30 Jun 2025	31 Dec 2024
	$m	$m
Total shareholders’ equity	192,554	184,973
Preference shares and other equity instruments	(20,716)	(19,070)
Total ordinary shareholders’ equity	171,838	165,903
Goodwill and intangible assets (net of deferred tax)	(12,281)	(11,608)
Tangible ordinary shareholders’ equity	159,557	154,295
Basic number of $0.50 ordinary shares outstanding, after deducting own shares held	17,397	17,918
Value per share	$	$
Net asset value per ordinary share	9.88	9.26
Tangible net asset value per ordinary share	9.17	8.61

Post-tax return and average total shareholders’ equity on average total assets	Half-year ended
	30 Jun 2025	30 Jun 2024
	$m	$m
Profit after tax	12,441	17,665
Average total shareholders’ equity	189,446	186,603
Average total assets	3,150,154	3,031,753
Ratios	%	%
Post-tax return on average total assets (annualised)	0.8	1.2
Average total shareholders’ equity to average total assets	6.0	6.2

ECL and other credit impairment charges as % of average gross loans and advances to customers, and other credit impairment charges as %
of average gross loans and advances to customers, including held for sale

	Half-year ended
	30 Jun 2025	30 Jun 2024
	$m	$m
Expected credit losses and other credit impairment charges (‘ECL’)	(1,941)	(1,066)
Currency translation	—	73
Constant currency	(1,941)	(993)
Average gross loans and advances to customers	962,347	947,479
Currency translation	25,449	29,070
Constant currency	987,796	976,549
Average gross loans and advances to customers, including held for sale	963,813	973,409
Currency translation	25,494	28,553
Constant currency	989,307	1,001,962
Ratios	%	%
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers	0.40	0.20
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers, including held for sale	0.40	0.20

HSBC Holdings plc Interim Report 2025 on Form 6-K
41

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Alternative performance measures

Target basis operating expenses
	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Reported operating expenses	17,022	16,296
Notable items	(843)	(82)
– disposals, acquisitions and related costs	(227)	(101)
– restructuring and other related costs[1]	(616)	19
Currency translation[2]	—	(101)
Excluding the constant currency impact of the sale of our business in Argentina and banking business in Canada[3]	—	(372)
Excluding the impact of retranslating prior period costs of hyperinflationary economies at constant currency foreign exchange rate	—	23
Target basis operating expenses	16,179	15,764
1Amounts relate to restructuring provisions recognised in 2024 and 2025 and reversals of restructuring provisions recognised during 2022.
2Currency translation on reported operating expenses, excluding currency translation on notable items.
3This represents the business as usual costs, which are not classified as notable items relating to our business in Argentina and banking business in Canada, on a constant currency basis. This does not include the disposal costs that relate to these transactions.

Basic earnings per share excluding material notable items and related impacts
	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Profit attributable to shareholders of company	12,057	17,112
Coupon payable on capital securities classified as equity	(547)	(526)
Profit attributable to ordinary shareholders of company	11,510	16,586
Dilution and impairment losses of interest in associate	1,988	—
Impact of disposals, wind-downs, acquisitions & related costs	283	(3,812)
– of which: impact of the sale of our banking business in Canada[1]	(1)	(4,949)
– of which: impact of the sale of our business in Argentina	98	1,192
– of which: Others	186	(55)
Profit attributable to ordinary shareholders of company excluding material notable items and related impacts	13,781	12,774

Number of shares
Weighted average basic number of ordinary shares (millions)	17,646	18,666
Basic earnings per share ($)	0.65	0.89
Basic earnings per share excluding material notable items and related impacts ($)	0.78	0.68
1Represents gain on sale of our banking business in Canada recognised on completion, inclusive of the earnings recognised by the banking business from 30 June
2022, the recycling of losses in foreign currency translation reserves and other reserves, and gain on the foreign exchange hedging of the sale proceeds.

Multi-jurisdictional revenue
Multi-jurisdictional revenue is a financial metric we use to assess our ability to drive value from our international network.
In our wholesale businesses, we identify a client as multi-jurisdictional if they hold a relationship with us that generates revenue in any market outside of where the primary relationship is managed. A client is defined as a mastergroup (HSBC’s own client groupings) that includes both the parent and, where relevant, any subsidiaries.
Multi-jurisdictional client revenue is a component of wholesale client revenue and represents the total client revenue we generate from multi-jurisdictional clients. Wholesale client revenue is derived by excluding from wholesale revenue the revenue we generate from client facilitation in fixed income and equities, as well as other non-
client revenue.

Wholesale multi-jurisdictional client revenue
	Half-year to
	30 Jun 2025	30 Jun 2024
	$bn	$bn
Wholesale revenue	20.3	19.6
Allocated revenue and other[1]	(1.2)	(1.1)
Client facilitation in fixed income and equities	(3.7)	(2.7)
Wholesale client revenue	15.4	15.8
– clients banked in multiple jurisdictions (‘multi-jurisdictional’)	9.6	9.7
– domestic only clients	5.8	6.1
1Including allocations of Market Treasury revenue, HSBC Holdings interest expense and hyperinflationary accounting adjustments, and interest earned on capital held in the business segments.

HSBC Holdings plc Interim Report 2025 on Form 6-K
42

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Risk
We recognise that the primary role of risk management is to help protect our customers, business, colleagues, shareholders and the communities that we serve, while ensuring we are able to support our strategy and provide sustainable growth.
All our people are responsible for the management of risk, with the ultimate accountability residing with the Board. Our Group Risk and
Compliance function, led by the Group Chief Risk and Compliance
Officer, plays an important role in reinforcing our culture and values.
We are focused on creating an environment that encourages our people to speak up and do the right thing.
Group Risk and Compliance is independent from our businesses, including our sales and trading functions, to provide challenge, oversight and appropriate balance in risk/return decisions.
We aim to use a comprehensive risk management approach across the organisation and across all risk types, underpinned by our culture and values. This is outlined in our risk management framework, including the key principles and practices that we employ in managing material risks. The framework fosters continuous monitoring, promotes risk awareness, and encourages sound operational and strategic decision making. It also supports a consistent approach to identifying, assessing, managing and reporting the risks we accept and incur in our activities. We continue to actively review and develop our risk management framework and enhance our approach to
managing risk.
ÑA summary of our current policies and practices regarding the management of risk is set out in the ‘Risk management’ section on pages 127 to 130 of the Annual Report and Accounts 2024.

Key developments in the first half of
2025
In the first half of 2025, we continued to manage risks related to macroeconomic and geopolitical uncertainties and develop risk management capabilities through the continued enhancement of our risk management framework. We also retained our focus on risk transformation and financial crime and continued to assess the
Group’s operational resilience capability while prioritising the most significant enterprise risks. We made progress with and continue to develop capabilities to address key risks described in our Annual
Report and Accounts 2024. More specifically, we sought to enhance our risk management in the following areas:
–We have advanced our comprehensive initiative aimed at
strengthening our global regulatory reporting processes and
making them more sustainable, including enhancements to data, consistency and controls. While this programme continues, there may be further impacts on some of our regulatory ratios as we implement recommended changes and continue to enhance our
controls across the process.
–We strengthened our control environment through the continued
embedding of our Global Control Oversight function, which aims to drive a centralised approach to controls oversight across the first line of defence business and process owners, including a globally consistent approach to control standards, aggregated reporting and testing.
–We enhanced our technology and cybersecurity controls to help improve the resilience and security of our technology services in response to the heightened external threat environment.
–We responded to new innovations in the financial system,
including growing adoption of digital assets and currencies, as well as the evolving use of AI through reviewing and enhancing
controls across risk areas to help us and our customers safely benefit from innovation.
–We enhanced our processes, framework and controls to improve the oversight of our third parties. We have strengthened our due diligence and monitoring capabilities with respect to the financial stability of our third parties to better manage our supply chain and we continue to assess and seek to manage operational resilience.
–We have delivered further enhancements to the way we manage climate considerations across the organisation. This has been achieved through risk policy and guideline updates and further development of our risk metrics and assessments to help monitor and manage exposures. Additionally, we have reviewed a number of climate models and have sought to enhance our internal climate scenario analysis capabilities.
–We deployed advanced technology and analytics capabilities into new markets to improve our ability to identify suspicious activities and prevent financial crime. We will continue to evaluate
technological solutions to improve our capabilities in the detection and prevention of financial crime.

Credit risk
Overview
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from other products, such as guarantees and credit derivatives or from holding assets in the form of debt securities.
Credit risk in the first half of 2025
There were no material changes to credit risk policy in the first half of
2025.
ÑA summary of our current policies and practices for the management of credit risk is set out in ‘Credit risk management’ on page 139 of the Annual
Report and Accounts 2024.
At 30 June 2025, gross loans and advances to banks and customers of $1,099bn increased by $57bn on a reported basis compared with
31 December 2024. Gross loans and advances to customers
increased by $51.5bn and gross loans and advances to banks
increased by $5.5bn. This included total favourable foreign exchange movements of $48.2bn.
On a constant currency basis, the increase of $8.8bn was driven by an
$8.5bn rise in wholesale loans and advances to customers and a
$1.7bn rise in loans and advances to banks. These were partly offset by a $1.4bn decrease in personal loans and advances to customers.
The rise in wholesale loans and advances to customers was driven by an increase in balances in HSBC UK (up $3.4bn) and in Asia (up
$3.3bn), across multiple industry sectors; and in the Middle East (up
$1.3bn), mainly in manufacturing and ‘wholesale and retail trade, repair of motor vehicles and motorcycles’.
The rise in loans and advances to banks was driven by higher exposures in our entities in Asia (up $4.0bn), partly offset by lower balances in HSBC UK (down $1.4bn) and in HSBC Bank plc (down
$1.2bn).
The decrease in personal loans and advances to customers was driven by the reclassification to ‘Assets held for sale’ of our home and other retail loans retained in France ($7.2bn), as well as lower credit card balances in our entities in Asia (down $1bn). This was partly offset by mortgage growth of $4.3bn, mainly in HSBC UK (up $3.5bn), and higher other personal lending in our entities in Asia (up $2.6bn).
There was an increase in stage 2 loans and advances to banks and customers of $16.7bn on a constant currency basis. This was mainly driven by updates to our wholesale probability of default (‘PD’)
models, which resulted in a shift of balances between stage 1 and 2, mainly in Asia. The balances transferred to stage 2 consisted of up-to-
date loans mainly in the ‘Good’ and ‘Satisfactory’ credit quality buckets.

HSBC Holdings plc Interim Report 2025 on Form 6-K
43

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
At 30 June 2025, the allowance for ECL of $10.8bn increased by
$0.5bn compared with 31 December 2024, including adverse foreign exchange movements of $0.4bn, and write-offs of $2.0bn. The
$10.8bn allowance comprised $10.3bn in respect of assets held at amortised cost, $0.4bn in respect of loan commitments and financial guarantees, and $0.1bn in respect of debt instruments measured at fair value through other comprehensive income (‘FVOCI’).
On a constant currency basis, the allowance for ECL in relation to personal and wholesale loans and advances to customers remained stable from 31 December 2024. This was attributable to:
–a broadly unchanged allowance for ECL in wholesale loans and advances to customers, which included a $0.1bn increase in
stages 1 and 2, offset by a $0.1bn decrease in stage 3; and
–a broadly unchanged allowance for ECL in personal loans and advances to customers across all stages.
The ECL charge for 1H25 was $1.9bn (1H24: $1.1bn), inclusive of recoveries. The ECL charge comprised: $1.1bn in respect of
wholesale lending, of which the stage 3 charge was $0.8bn; and
$0.8bn in respect of personal lending, of which $0.5bn was in stage 3.
Wholesale lending charges were recognised mainly in our legal entities in Hong Kong ($0.7bn). This included charges related to the
Hong Kong commercial real estate sector of $0.5bn. This reflected updates to our models used for ECL calculations, an increase in allowances for new defaulted exposures, as well as the over-supply of non-residential properties putting continued downward pressure on rental and capital values.
ÑFor further details on ECL charges in each of our business segments, see page 26 and below.
Summary of credit risk
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for ECL.
The following tables analyse loans by industry sector and represent the concentration of exposures on which credit risk is managed. The allowance for ECL increased from $10.3bn at 31 December 2024 to $10.8bn at 30 June 2025.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by business segment
	Gross carrying/nominal amount						Allowance for ECL[1]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	233,677	301,611	307,233	149,110	234	991,865	(3,537)	(1,980)	(2,994)	(1,587)	(45)	(10,143)
Loans and advances to banks at amortised cost	12,145	6,779	67,285	18,386	3,002	107,597	(1)	(2)	(8)	(3)	(1)	(15)
Other financial assets measured at amortised cost	48,153	100,864	611,863	61,501	68,249	890,630	(23)	(23)	(50)	(25)	(1)	(122)
– cash and balances at central banks	6,228	52,987	167,701	18,745	699	246,360	—	—	—	—	—	—
– Hong Kong Government certificates of indebtedness	—	—	—	—	42,592	42,592	—	—	—	—	—	—
– reverse repurchase agreements – non- trading	4,020	19,322	253,279	5,518	1,065	283,204	—	—	—	—	—	—
– financial investments	33,016	25,836	64,104	27,829	15,438	166,223	(2)	(1)	(4)	(7)	—	(14)
– assets held for sale[2]	—	9	1,897	3,171	3	5,080	—	—	(5)	(6)	—	(11)
– other assets[3]	4,889	2,710	124,882	6,238	8,452	147,171	(21)	(22)	(41)	(12)	(1)	(97)
Total on-balance sheet	293,975	409,254	986,381	228,997	71,485	1,990,092	(3,561)	(2,005)	(3,052)	(1,615)	(47)	(10,280)
Loan and other credit- related commitments	111,631	106,862	356,822	116,165	225	691,705	(29)	(103)	(211)	(9)	—	(352)
Financial guarantees	647	1,098	13,180	1,680	—	16,605	(5)	(14)	(24)	(1)	—	(44)
Total off-balance sheet[4]	112,278	107,960	370,002	117,845	225	708,310	(34)	(117)	(235)	(10)	—	(396)
At 30 Jun 2025	406,253	517,214	1,356,383	346,842	71,710	2,698,402	(3,595)	(2,122)	(3,287)	(1,625)	(47)	(10,676)

	Fair value						Memorandum allowance for ECL[5]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Debt instruments measured at FVOCI	138,366	31,888	159,488	58,149	8,017	395,908	(2)	(1)	(18)	(15)	(27)	(63)

HSBC Holdings plc Interim Report 2025 on Form 6-K
44

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by business segment (continued)
	Gross carrying/nominal amount						Allowance for ECL[1]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	238,416	269,141	287,842	137,789	7,185	940,373	(3,208)	(1,848)	(3,141)	(1,464)	(54)	(9,715)
Loans and advances to banks at amortised cost	13,034	7,505	63,524	15,713	2,276	102,052	(1)	(2)	(7)	(1)	(2)	(13)
Other financial assets measured at amortised cost	52,869	100,322	553,664	58,713	63,012	828,580	(25)	(9)	(39)	(19)	—	(92)
– cash and balances at central banks	5,565	63,981	177,095	20,260	773	267,674	—	—	—	—	—	—
– Hong Kong Government certificates of indebtedness	—	—	—	—	42,293	42,293	—	—	—	—	—	—
– reverse repurchase agreements – non- trading	2,896	13,188	229,672	5,844	949	252,549	—	—	—	—	—	—
– financial investments	40,345	20,072	56,537	25,059	11,969	153,982	(1)	(1)	(4)	(3)	—	(9)
– assets held for sale[2]	—	5	670	2,595	3	3,273	—	—	(4)	—	—	(4)
– other assets[3]	4,063	3,076	89,690	4,955	7,025	108,809	(24)	(8)	(31)	(16)	—	(79)
Total on-balance sheet	304,319	376,968	905,030	212,215	72,473	1,871,005	(3,234)	(1,859)	(3,187)	(1,484)	(56)	(9,820)
Loan and other credit- related commitments	109,369	90,848	307,197	111,762	191	619,367	(29)	(116)	(187)	(16)	—	(348)
Financial guarantees	1,171	939	13,186	1,702	—	16,998	(2)	(3)	(24)	—	—	(29)
Total off-balance sheet[4]	110,540	91,787	320,383	113,464	191	636,365	(31)	(119)	(211)	(16)	—	(377)
At 31 Dec 2024	414,859	468,755	1,225,413	325,679	72,664	2,507,370	(3,265)	(1,978)	(3,398)	(1,500)	(56)	(10,197)

	Fair value						Memorandum allowance for ECL[5]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Debt instruments measured at FVOCI	128,568	26,405	137,538	51,516	2,097	346,124	(1)	(1)	(18)	(14)	(20)	(54)
1The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2  At 30 June 2025, the gross carrying amount comprised $2.3bn of loans and advances to customers and banks (31 December 2024: $1.1bn) and $2.8bn of other financial assets at amortised cost (31 December 2024: $2.1bn) including the planned sales of our private banking and custody businesses in Germany ($3.7bn,
31 December 2024: $2.2bn), as well as our business in South Africa ($0.8bn, 31 December 2024: $0.4bn). The corresponding allowance for ECL comprised
$11m of loans and advances to customers and banks (31 December 2024: $4m) and $0.2m of other financial assets at amortised cost (31 December 2024:
$0.3m).
3Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Other assets’ as presented within the summary consolidated balance sheet on page 23 comprises both financial and non-financial assets, including cash collateral and settlement accounts.
4Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in
‘Change in expected credit losses and other credit impairment charges’ in the income statement.

Change in expected credit losses and other credit impairment charges by business segment
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
Half-year to	$m	$m	$m	$m	$m	$m
30 Jun 2025	(864)	(323)	(299)	(453)	(2)	(1,941)
31 Dec 2024	(740)	(344)	(682)	(559)	(23)	(2,348)
30 Jun 2024	(336)	(58)	(187)	(479)	(6)	(1,066)

HSBC Holdings plc Interim Report 2025 on Form 6-K
45

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
The following table provides an overview of the Group’s credit risk by stage and industry, and the associated ECL coverage. The financial assets recorded in each stage have the following characteristics:
–Stage 1: These financial assets are unimpaired and without a significant increase in credit risk for which a 12-month allowance for ECL is recognised.
–Stage 2: A significant increase in credit risk has been experienced on these financial assets since initial recognition for which a lifetime ECL is recognised.
–Stage 3: There is objective evidence of impairment and the financial assets are therefore considered to be in default or otherwise credit impaired for which a lifetime ECL is recognised.
–Purchased or originated credit-impaired financial assets (‘POCI’): Financial assets that are purchased or originated at a deep discount are seen to reflect the incurred credit losses on which a lifetime ECL is recognised.

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	852,669	115,338	23,550	308	991,865	(1,181)	(2,752)	(6,144)	(66)	(10,143)	0.1	2.4	26.1	21.4	1.0
– personal	421,134	43,900	3,921	—	468,955	(618)	(1,228)	(894)	—	(2,740)	0.1	2.8	22.8	—	0.6
– corporate and commercial	344,579	68,592	18,982	115	432,268	(502)	(1,487)	(5,084)	(66)	(7,139)	0.1	2.2	26.8	57.4	1.7
– non-bank financial institutions	86,956	2,846	647	193	90,642	(61)	(37)	(166)	—	(264)	0.1	1.3	25.7	—	0.3
Loans and advances to banks at amortised cost	107,428	166	3	—	107,597	(10)	(2)	(3)	—	(15)	—	1.2	100.0	—	—
Other financial assets measured at amortised cost	888,423	2,011	196	—	890,630	(74)	(17)	(31)	—	(122)	—	0.8	15.8	—	—
Loans and other credit-related commitments	668,179	22,482	1,040	4	691,705	(143)	(119)	(89)	(1)	(352)	—	0.5	8.6	25.0	0.1
– personal	263,998	1,978	122	—	266,098	(21)	(3)	(1)	—	(25)	—	0.2	0.8	—	—
– corporate and commercial	242,163	19,116	828	4	262,111	(111)	(113)	(87)	(1)	(312)	—	0.6	10.5	25.0	0.1
– financial	162,018	1,388	90	—	163,496	(11)	(3)	(1)	—	(15)	—	0.2	1.1	—	—
Financial guarantees	14,506	1,780	319	—	16,605	(10)	(8)	(26)	—	(44)	0.1	0.4	8.2	—	0.3
– personal	1,463	20	—	—	1,483	(1)	—	—	—	(1)	0.1	—	—	—	0.1
– corporate and commercial	9,128	1,639	271	—	11,038	(8)	(8)	(26)	—	(42)	0.1	0.5	9.6	—	0.4
– financial	3,915	121	48	—	4,084	(1)	—	—	—	(1)	—	—	—	—	—
At 30 Jun 2025[3]	2,531,205	141,777	25,108	312	2,698,402	(1,418)	(2,898)	(6,293)	(67)	(10,676)	0.1	2.0	25.1	21.5	0.4

Loans and advances to customers at amortised cost	824,420	93,248	22,615	90	940,373	(1,078)	(2,546)	(6,040)	(51)	(9,715)	0.1	2.7	26.7	56.7	1.0
– personal	403,746	39,919	3,560	—	447,225	(570)	(1,158)	(796)	—	(2,524)	0.1	2.9	22.4	—	0.6
– corporate and commercial	340,987	51,231	18,376	90	410,684	(463)	(1,358)	(4,883)	(51)	(6,755)	0.1	2.7	26.6	56.7	1.6
– non-bank financial institutions	79,687	2,098	679	—	82,464	(45)	(30)	(361)	—	(436)	0.1	1.4	53.2	—	0.5
Loans and advances to banks at amortised cost	101,852	198	2	—	102,052	(9)	(2)	(2)	—	(13)	—	1.0	100.0	—	—
Other financial assets measured at amortised cost	826,621	1,806	153	—	828,580	(64)	(5)	(23)	—	(92)	—	0.3	15.0	—	—
Loans and other credit-related commitments	597,231	21,175	958	3	619,367	(137)	(121)	(90)	—	(348)	—	0.6	9.4	—	0.1
– personal	251,489	1,680	86	—	253,255	(17)	—	(5)	—	(22)	—	—	5.8	—	—
– corporate and commercial	231,201	17,453	838	3	249,495	(111)	(116)	(83)	—	(310)	—	0.7	9.9	—	0.1
– financial	114,541	2,042	34	—	116,617	(9)	(5)	(2)	—	(16)	—	0.2	5.9	—	—
Financial guarantees	15,353	1,397	248	—	16,998	(8)	(5)	(16)	—	(29)	0.1	0.4	6.5	—	0.2
– personal	1,416	11	—	—	1,427	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	10,048	1,232	195	—	11,475	(7)	(5)	(15)	—	(27)	0.1	0.4	7.7	—	0.2
– financial	3,889	154	53	—	4,096	(1)	—	(1)	—	(2)	—	—	1.9	—	—
At 31 Dec 2024	2,365,477	117,824	23,976	93	2,507,370	(1,296)	(2,679)	(6,171)	(51)	(10,197)	0.1	2.3	25.7	54.8	0.4
1Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2Purchased or originated credit-impaired (‘POCI‘).
3The shift of ‘gross carrying amount’ between stage 1 and 2 arose mainly in Asia from higher average PD for the remaining term at the reporting date, reflecting updates to our PD models and ongoing market challenges. PDs at the reporting date were compared with the PD calculated at origination.

HSBC Holdings plc Interim Report 2025 on Form 6-K
46

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are
30 days past due (‘DPD’) and are transferred from stage 1 to stage 2.
The following disclosure presents the ageing of stage 2 financial assets by those less than 30 and greater than 30 DPD and therefore presents those financial assets classified as stage 2 due to ageing
(30 DPD) and those identified at an earlier stage (less than 30 DPD).

Stage 2 days past due analysis
	Gross carrying amount				Allowance for ECL				ECL coverage %
	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD	30 and > DPD
At 30 Jun 2025	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	115,338	112,022	2,027	1,289	(2,752)	(2,305)	(254)	(193)	2.4	2.1	12.5	15.0
– personal	43,900	41,722	1,346	832	(1,228)	(825)	(234)	(169)	2.8	2.0	17.4	20.3
– corporate and commercial	68,592	67,572	681	339	(1,487)	(1,451)	(20)	(16)	2.2	2.1	2.9	4.7
– non-bank financial institutions	2,846	2,728	—	118	(37)	(29)	—	(8)	1.3	1.1	—	6.8
Loans and advances to banks at amortised cost	166	166	—	—	(2)	(2)	—	—	1.2	1.2	—	—
Other financial assets measured at amortised cost	2,011	1,999	5	7	(17)	(16)	—	(1)	0.8	0.8	—	14.3

At 31 Dec 2024
Loans and advances to customers at amortised cost	93,248	90,157	1,888	1,203	(2,546)	(2,147)	(192)	(207)	2.7	2.4	10.2	17.2
– personal	39,919	37,676	1,361	882	(1,158)	(799)	(169)	(190)	2.9	2.1	12.4	21.5
– corporate and commercial	51,231	50,486	506	239	(1,358)	(1,326)	(21)	(11)	2.7	2.6	4.2	4.6
– non-bank financial institutions	2,098	1,995	21	82	(30)	(22)	(2)	(6)	1.4	1.1	9.5	7.3
Loans and advances to banks at amortised cost	198	198	—	—	(2)	(2)	—	—	1.0	1.0	—	—
Other financial assets measured at amortised cost	1,806	1,794	3	9	(5)	(5)	—	—	0.3	0.3	—	—
1The days past due amounts are presented on a contractual basis.
Stage 2 decomposition
The following table presents the stage 2 decomposition of gross carrying amount and allowances for ECL for loans and advances to customers and banks. It also sets out the reasons why an exposure is classified as stage 2 and therefore presented as a significant increase in credit risk at 30 June 2025.
The quantitative classification shows gross carrying amount and allowances for ECL for which the applicable reporting date probability of default (‘PD’) measure exceeds defined quantitative thresholds for retail and wholesale exposures, as set out in Note 1.2 ‘Summary of material accounting policies’, on page 359 of the Annual Report and
Accounts 2024.
The qualitative classification primarily accounts for customer risk rating (‘CRR’) deterioration, watch-and-worry and retail management judgemental adjustments.
ÑA summary of our current policies and practices for the significant increase in credit risk is set out in ‘Summary of material accounting policies’ on page 359 of the Annual Report and Accounts 2024.

Loans and advances to customers and banks[1]
	At 30 Jun 2025					At 31 Dec 2024
	Loans and advances to customers			Loans and advances to banks at amortised cost	Total stage 2	Loans and advances to customers			Loans and advances to banks at amortised cost	Total stage 2
	Personal	Corporate and commercial	Non-bank financial institutions			Personal	Corporate and commercial	Non-bank financial institutions

	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Quantitative[2]	40,184	53,156	1,969	120	95,429	36,356	37,787	1,658	176	75,977
Qualitative	3,568	15,309	874	46	19,797	3,452	13,327	438	22	17,239
30 DPD backstop[3]	148	127	3	—	278	111	117	2	—	230
Total gross carrying amount	43,900	68,592	2,846	166	115,504	39,919	51,231	2,098	198	93,446

Quantitative	(1,146)	(1,166)	(31)	—	(2,343)	(1,118)	(1,124)	(28)	—	(2,270)
Qualitative	(69)	(317)	(6)	(2)	(394)	(35)	(229)	(2)	(2)	(268)
30 DPD backstop[3]	(13)	(4)	—	—	(17)	(5)	(5)	—	—	(10)
Total allowance for ECL	(1,228)	(1,487)	(37)	(2)	(2,754)	(1,158)	(1,358)	(30)	(2)	(2,548)

ECL coverage %	2.8	2.2	1.3	1.2	2.4	2.9	2.7	1.4	1.0	2.7
1Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL have been assigned in order of categories presented.
2The shift of ‘gross carrying amount’ between stage 1 and 2 arose mainly in Asia from higher average PD for the remaining term at the reporting date, reflecting updates to our PD models and ongoing market challenges. PDs at the reporting date were compared with the PD calculated at origination.
3Days past due (‘DPD’).

HSBC Holdings plc Interim Report 2025 on Form 6-K
47

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Measurement uncertainty and sensitivity analysis of ECL estimates
The recognition and measurement of ECL involves the use of
significant judgement and estimation. We form multiple scenarios based on economic forecasts and distributional estimates and apply these to credit risk models to estimate future credit losses. The results are then probability-weighted to determine an unbiased ECL estimate.
Management assessed the current economic environment, reviewed the latest economic forecasts and discussed key risks before selecting the economic scenarios and their weightings.
Management judgemental adjustments are used where modelled
allowance for ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events.
Methodology
At 30 June 2025, four scenarios were used to capture the latest economic expectations and to articulate management’s view of the range of risks and potential outcomes. Scenarios are updated with the latest economic forecasts and distributional estimates in each quarter.
Three scenarios, the Upside, Central and Downside, are drawn from external consensus forecasts, market data and distributional estimates of the entire range of economic outcomes. Consensus estimates are deployed as conditioning variables in a proprietary expansion of the scenario variables. The fourth scenario, the
Downside 2, represents management’s view of severe downside
risks.
The consensus Central scenario is deemed the ‘most likely’ scenario, and usually attracts the largest probability weighting. The consensus outer scenarios represent short-term cyclical deviations from the
Central scenario, where variable paths converge back to long-term trend expectations. They are calibrated to a 10% probability.
The Downside 2 scenario is narrative-driven and explores a more extreme economic outcome than those captured by the consensus scenarios. In this scenario variables do not, by design, revert to long-
term trend expectations and may instead explore alternative states of equilibrium, where economic variables move permanently away from past trends. It is calibrated to a 5% probability.
This weighting scheme is deemed appropriate for the unbiased estimation of ECL in most circumstances. However, management may depart from this probability-based scenario weighting approach when the economic outlook and forecasts are determined to be particularly uncertain and risks are elevated.
Management assessed that risk and uncertainty around the Central scenario projection remained elevated in the second quarter of 2025 and scenario weights were adjusted. Weight was reassigned from the Central scenario to the consensus Downside scenario.
In the second quarter of 2025, outer scenarios for most markets have been configured as demand shocks. To the downside, the
crystallisation of economic risks causes consumption and investment to fall sharply and commodity prices to decline. Inflation is lower relative to the Central scenario in most markets, although that narrative is disrupted in the US and Mexico by the assumption of higher tariff rates and a broad increase in import prices. Mexico is affected in a similar way to the US on the supply side, given the significance of its trade with the US and the assumption that countries react to US tariffs with countermeasures. In the upside scenario, robust economic growth drives investment and
consumption higher, causing a temporary acceleration of inflation.
Scenarios produced to calculate ECL are aligned with HSBC’s top and emerging risks.
Description of economic scenarios
The economic assumptions presented in this section are formed by
HSBC with reference to external forecasts and estimates for the purpose of calculating ECL.
Forecasts may change and remain subject to uncertainty. Outer scenarios are designed to capture potential crystallisation of key economic and financial risks and alternative paths for economic variables.
The scenarios used to calculate ECL are described below.
The consensus Central scenario
HSBC’s Central scenario incorporates an expectation of slower global growth across many of our key markets in 2025-2026, relative to the fourth quarter of 2024. The deterioration reflects the anticipated effect of greater policy uncertainty and higher US tariff rates on trade, investment and employment. The scenario is consistent with the tariff rate, measured as an effective trade-weighted average, of
13.7% in 2025 and 8.6% in 2026.
The notable exceptions are mainland China and Hong Kong, where forecasts have improved. Recent data in these markets has
suggested that while tariffs and subdued consumer confidence will continue to be headwinds in the months ahead, official support for the respective economies is expected to ensure that the downturn is less pronounced than previously expected, amid strong fiscal support and increasingly supportive monetary conditions.
In the US and UK, household and business confidence has weakened amid high policy uncertainty and restrictive interest rates. In Europe, manufacturing remains in a protracted downturn, and trade policy uncertainty is also weighing on sentiment. Planned increases in fiscal spending to support tax cuts, welfare spending and defence are expected to deliver only incremental additional growth, spread out over several years.
Global GDP is expected to grow by 2.3% in 2025 in the Central scenario and the average rate of global GDP growth is forecast to be
2.5% over the entire forecast period.
The key features of our Central scenario are:
–GDP growth rates in most of our main markets are expected to slow in 2025 compared with 2024, with only moderate recovery expected in 2026. The exception is the UAE.
–Consistent with weaker expected growth, unemployment is forecast to rise moderately in 2025, but remain low by historical standards.
–The expected evolution of inflation is more mixed by market. In the
US and the UK, it is set to remain above target through 2025 and
2026. In the US, the impact of tariffs on import prices is expected to keep prices higher, whereas in the UK changes to utility prices and employer taxes and wage costs are seen as the main driver of higher inflation. In Hong Kong and mainland China, price inflation is likely to remain subdued amid weak domestic demand and
continued strong manufacturing growth in mainland China.
–Housing market conditions also remain mixed, with prices forecast to continue to fall in Hong Kong and mainland China in the near term due to an excess of unsold inventory. Stronger growth is expected in the UAE and Mexico, but price gains are expected to remain more muted in the UK, US and France.
–Challenging conditions are also forecast to continue in certain segments of the commercial property sector in a number of our key markets. Structural changes to demand in the office segment in particular are driving lower valuations.
–Policy interest rates in key markets are forecast to gradually decline in 2025 and 2026. In the longer term, they are expected to remain at a higher level than in the pre-pandemic period.
–The Brent crude oil price is forecast to average around $65 per barrel over the forecast period.
The Central scenario was created from consensus forecasts available in
May, and reviewed continually until the end of June 2025.

HSBC Holdings plc Interim Report 2025 on Form 6-K
48

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
The following table describes key macroeconomic variables in the consensus Central scenario.

Consensus Central scenario
	3Q25-2Q30 (as at 2Q25)							2025–2029 (as at 4Q24)
	UK	US	Hong Kong	Mainland China	France	UAE	Mexico	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
GDP (annual average growth rate, %)
2025	0.9	1.5	1.8	4.3	0.5	4.2	0.2	1.2	2.0	1.7	4.0	0.9	4.4	0.9
2026	1.2	1.6	2.1	4.1	1.0	4.2	1.4	1.3	1.6	1.8	3.7	0.9	4.2	1.2
2027	1.5	2.0	2.4	4.0	1.3	4.0	2.0	1.8	1.6	3.5	4.3	1.4	3.9	1.7
2028	1.5	2.0	2.4	3.9	1.3	3.5	2.0	1.6	1.8	3.1	3.9	1.5	3.6	1.9
2029	1.5	1.9	2.4	3.8	1.2	3.4	2.0	1.6	2.0	2.7	3.7	1.4	3.6	2.0
5-year average[1]	1.4	1.8	2.2	3.9	1.1	3.7	1.7	1.5	1.8	2.6	3.9	1.2	3.9	1.5
Unemployment rate (%)
2025	4.6	4.4	3.2	5.2	7.6	2.6	3.1	4.9	4.4	3.3	5.2	7.5	2.7	3.5
2026	4.7	4.5	3.1	5.1	7.7	2.5	3.8	4.7	4.3	3.7	5.4	7.3	2.6	3.5
2027	4.5	4.3	3.1	5.1	7.5	2.5	3.4	4.5	4.3	3.3	5.2	7.2	2.6	3.5
2028	4.3	4.3	3.0	5.0	7.4	2.4	3.5	4.3	4.2	3.0	5.0	7.0	2.5	3.5
2029	4.1	4.1	3.0	5.0	7.2	2.4	3.4	4.3	4.1	2.9	5.0	7.0	2.5	3.5
5-year average[1]	4.4	4.3	3.1	5.1	7.5	2.4	3.5	4.5	4.2	3.2	5.2	7.2	2.6	3.5
House prices (annual average growth rate, %)
2025	3.5	3.7	(5.3)	(5.9)	2.1	13.5	7.1	1.4	4.4	(0.5)	(5.9)	2.1	9.3	7.6
2026	1.2	3.1	(1.2)	(1.5)	4.3	5.5	4.2	3.8	3.2	2.4	(0.7)	4.4	5.1	4.5
2027	2.4	3.0	4.2	0.6	4.9	3.6	4.3	4.6	2.4	3.0	3.2	4.4	3.6	4.2
2028	3.3	2.6	3.0	2.7	4.1	2.3	4.4	3.5	2.5	2.7	4.1	3.8	1.8	4.0
2029	2.7	2.4	2.6	2.9	3.3	1.8	4.1	2.7	2.6	2.7	2.9	3.1	1.3	4.0
5-year average[1]	2.4	2.8	1.6	0.7	3.9	3.9	4.4	3.2	3.0	2.1	0.7	3.6	4.2	4.9
Inflation (annual average growth rate, %)
2025	3.0	3.1	1.7	0.3	1.3	1.9	3.7	2.4	2.4	1.4	0.3	1.2	2.1	5.0
2026	2.3	2.8	1.8	0.9	1.6	2.0	3.6	2.1	2.8	1.9	1.0	1.6	1.9	3.9
2027	2.0	2.4	2.0	1.4	1.9	1.9	3.5	2.1	2.5	2.2	1.5	2.0	1.8	3.4
2028	2.1	2.3	2.0	1.6	2.3	1.9	3.5	2.0	2.2	2.2	1.7	2.3	1.9	3.4
2029	2.0	2.2	2.1	1.5	2.2	1.9	3.4	2.0	2.1	2.3	1.6	2.2	1.8	3.4
5-year average[1]	2.2	2.5	1.9	1.3	1.9	1.9	3.5	2.1	2.4	2.0	1.2	1.9	1.9	3.8
Central bank policy rate (annual average, %)[2]
2025	4.2	4.2	4.6	3.0	2.1	4.3	8.5	4.2	4.1	4.5	2.9	2.1	4.1	9.4
2026	3.7	3.5	3.9	2.8	1.6	3.5	7.4	3.9	3.7	4.1	2.9	1.8	3.8	8.8
2027	3.7	3.4	3.8	2.9	1.9	3.4	7.6	3.8	3.7	4.0	3.0	2.0	3.7	8.8
2028	3.8	3.5	3.9	2.9	2.2	3.6	7.9	3.7	3.6	4.0	3.2	2.0	3.6	8.9
2029	3.9	3.7	4.1	3.0	2.4	3.7	8.2	3.7	3.6	4.0	3.3	2.1	3.6	8.9
5-year average[1]	3.8	3.6	4.0	2.9	2.1	3.7	7.8	3.9	3.7	4.1	3.1	2.0	3.8	8.9
1The five-year average is calculated over the 20 quarter projection. For the 2Q25 scenario this is from 3Q25 to 2Q30. For the 4Q24 scenario it is from 1Q25 to 4Q29.
2For mainland China, rate shown is the Loan Prime Rate.

HSBC Holdings plc Interim Report 2025 on Form 6-K
49

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
The graphs compare the respective Central scenario with current economic expectations beginning in the second quarter of 2025.
GDP growth: Comparison of Central scenarios

Hong Kong

4Q24 Central 5Y Average: 2.6%
2Q25 Central 5Y Average: 2.2%

7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
2024
2025
2026
2027
2028
2029
2030
4Q24 Central
2Q25 Central

Note: Real GDP shown as year-on-year percentage change.

UK
4Q24 Central 5Y Average: 1.5%
2Q25 Central 5Y Average: 1.4%

4.0
3.0
2.0
1.0
0.0
-1.0
2024
2025
2026
2027
2028
2029
2030
4Q24 Central
2Q25 Central

Note: Real GDP shown as year-on-year percentage change.

Mainland China

7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
2024
2025
2026
2027
2028
2029
2030
4Q24 Central
2Q25 Central

4Q24 Central 5Y Average: 3.9%
2Q25 Central 5Y Average: 3.9%
Note: Real GDP shown as year-on-year percentage change.

US

4.0
3.0
2.0
1.0
0.0
-1.0
2024
2025
2026
2027
2028
2029
2030
4Q24 Central
2Q25 Central

4Q24 Central 5Y Average: 1.8%
2Q25 Central 5Y Average: 1.8%
Note: Real GDP shown as year-on-year percentage change.
The consensus Upside scenario
Compared to the Central scenario, the consensus Upside scenario features stronger economic activity in the near term, before converging to long-run trend expectations. It also incorporates lower unemployment and higher asset prices than incorporated in the
Central scenario.
The scenario is consistent with a number of key upside risk themes.
These include a rollback of tariff measures, deregulation, a de-
escalation in geopolitical tensions as the Russia-Ukraine war moves quickly towards a conclusion and the conflict in the Middle East subsides, and an improvement in the US-China relationship.
The following table describes key macroeconomic variables in the consensus Upside scenario.

Consensus Upside scenario (3Q25–2Q30)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	11.0	(2Q30)	14.9	(2Q30)	19.1	(2Q30)	28.5	(2Q30)	8.4	(2Q30)	28.9	(2Q30)	16.4	(2Q30)
Unemployment rate (%, min)[2]	3.0	(1Q27)	3.6	(2Q27)	2.7	(2Q27)	4.6	(2Q27)	6.6	(2Q27)	2.0	(2Q27)	3.0	(3Q25)
House price index (%, start-to-peak)[1]	18.2	(2Q30)	24.7	(2Q30)	19.8	(2Q30)	9.4	(2Q30)	23.3	(2Q30)	24.2	(2Q30)	29.0	(2Q30)
Inflation rate (YoY % change, max)[3]	3.3	(4Q25)	3.6	(4Q25)	2.5	(4Q26)	2.2	(1Q26)	2.3	(4Q27)	2.5	(4Q25)	4.2	(1Q26)
Central bank policy rate (%, max)[3]	4.3	(3Q25)	4.4	(3Q25)	4.7	(3Q25)	3.3	(1Q26)	2.5	(2Q30)	4.4	(3Q25)	8.5	(2Q30)

Consensus Upside scenario 2025–2029 (as at 4Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	11.3	(4Q29)	13.6	(4Q29)	21.4	(4Q29)	27.5	(4Q29)	8.9	(4Q29)	28.9	(4Q29)	13.6	(4Q29)
Unemployment rate (%, min)[2]	3.5	(3Q26)	3.6	(1Q26)	2.9	(4Q29)	4.9	(4Q26)	6.4	(4Q26)	2.2	(4Q26)	3.0	(1Q25)
House price index (%, start-to-peak)[1]	24.2	(4Q29)	23.6	(4Q29)	25.3	(4Q29)	9.8	(4Q29)	22.8	(4Q29)	26.1	(4Q29)	31.7	(4Q29)
Inflation rate (YoY % change, min)[3]	1.4	(1Q26)	1.6	(2Q26)	(0.1)	(4Q25)	(1.0)	(4Q25)	0.1	(4Q25)	0.6	(4Q25)	3.1	(2Q26)
Central bank policy rate (%, min)[3]	3.6	(4Q25)	3.6	(1Q29)	4.0	(1Q29)	2.7	(1Q26)	1.4	(3Q25)	3.6	(1Q29)	7.6	(1Q26)
1Cumulative change to the highest level of the series during the 20-quarter projection.
2Lowest projected unemployment in the scenario.
3Highest/lowest projected policy rate and year-on-year percentage change in inflation in the scenario. For mainland China, the policy rate shown is the Loan Prime rate.

HSBC Holdings plc Interim Report 2025 on Form 6-K
50

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Downside scenarios
Downside scenarios explore the intensification and crystallisation of a number of key economic and financial risks. The scenarios are modelled so that economic shocks drive consumption and investment lower and commodity prices fall. The nature of the shock varies with the evolution of the risk profile of each country.
For most markets, inflation and interest rates are lower in the downside scenarios compared with the Central scenario. The notable exceptions are the US and Mexico, where tariffs and
countermeasures are assumed to cause a temporary increase in inflation above the Central scenario. Interest rates are also assumed to rise to a higher level, before the effects of weaker consumption demand begin to dominate.
Key downside risks include:
–an increase in protectionist policies, as countries that impose tariffs are met with countermeasures. This lowers investment, complicates international supply chains and reduces trade flows;
–broader and more prolonged conflict in the Middle East and the
Russia-Ukraine war, which undermine confidence and investment;
and
–continued differences between the US and China, which affects economic confidence, and the global goods trade and supply
chains for critical technologies.
The consensus Downside scenario
In the consensus Downside scenario, economic activity is weaker compared with the Central scenario and the impact of tariffs on the global economy is worse than expected. The scenario is consistent with the tariff rate, measured as an effective trade-weighted average, rising to 27.6% in 2025, and remaining at that level in 2026.
In the scenario, GDP declines, rates of unemployment rise and asset prices fall. The scenario features an increase in tariffs over and above those assumed in the Central scenario and an escalation of
geopolitical tensions. In most markets, inflation declines relative to the Central scenario, as tariffs are assumed to drive a drop in US import demand. In the US and Mexico inflation is assumed to
increase as higher tariffs across a broad range of imported goods pass through to prices. Rising unemployment and falling commodity prices are also calibrated so that they weigh on activity.
The following table describes key macroeconomic variables in the consensus Downside scenario.

Consensus Downside scenario (3Q25–2Q30)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(0.9)	(3Q27)	(1.5)	(2Q26)	(4.2)	(1Q26)	(2.9)	(4Q25)	(0.6)	(1Q26)	(0.2)	(3Q25)	(1.4)	(4Q26)
Unemployment rate (%, max)[2]	6.2	(3Q26)	5.6	(1Q26)	4.5	(1Q27)	6.7	(2Q27)	8.8	(1Q26)	3.4	(2Q26)	4.2	(3Q26)
House price index (%, start-to-trough)[1]	(6.4)	(4Q26)	(0.7)	(2Q26)	(6.9)	(1Q26)	(10.0)	(1Q27)	0.2	(3Q25)	(1.0)	(3Q25)	0.7	(3Q25)
Inflation rate (YoY % change)[3]	1.3	(2Q26)	4.0	(4Q25)	0.9	(2Q26)	(2.8)	(2Q26)	0.6	(2Q26)	0.8	(2Q26)	4.3	(4Q25)
Central bank policy rate (%)[3]	2.4	(1Q28)	5.2	(4Q25)	5.6	(4Q25)	1.7	(1Q26)	0.4	(1Q26)	5.2	(4Q25)	10.2	(4Q25)

Consensus Downside scenario 2025–2029 (as at 4Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(1.0)	(4Q26)	(0.6)	(3Q25)	(4.5)	(4Q25)	(2.5)	(3Q25)	(0.6)	(1Q26)	0.3	(1Q25)	(2.1)	(4Q26)
Unemployment rate (%, max)[2]	6.1	(4Q25)	5.3	(3Q25)	5.1	(2Q26)	6.9	(4Q26)	8.3	(3Q25)	3.4	(1Q26)	4.1	(4Q25)
House price index (%, start-to-trough)[1]	(4.5)	(1Q26)	(0.2)	(1Q25)	(1.9)	(2Q26)	(12.8)	(3Q26)	(0.3)	(1Q25)	(0.4)	(1Q25)	2.1	(1Q25)
Inflation rate (YoY % change, max)[3]	3.4	(4Q25)	4.5	(1Q26)	3.1	(1Q26)	2.0	(1Q26)	2.6	(3Q25)	2.8	(1Q26)	7.4	(4Q25)
Central bank policy rate (%, max)[3]	5.0	(1Q25)	4.8	(1Q25)	5.2	(1Q25)	3.0	(1Q25)	3.2	(1Q25)	4.8	(1Q25)	11.5	(3Q25)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment in the scenario.
3Due to the calibration of inflation and interest rates in 2Q, the table shows highest year-on-year percentage change in inflation and projected policy rates for the
US and Mexico, and lowest for other countries. For the UAE and Hong Kong, the policy rate is also shown as the maximum, consistent with the operation of US dollar-linked exchange rates. For mainland China, the policy rate shown is the Loan Prime rate.
Downside 2 scenario
The Downside 2 scenario features a deep global recession and reflects management’s view of the tail of the economic distribution.
The narrative incorporates the crystallisation of a number of risks simultaneously, including significant increases in tariffs and a further escalation of geopolitical crises globally. The scenario is consistent with the tariff rate, measured as an effective trade-weighted average, rising to 31.6% in 2025, and remaining at that level in 2026. In this scenario, confidence and asset prices fall sharply. The subsequent drop in demand leads to a steep fall in commodity prices, and a rapid increase in unemployment.
The following table describes key macroeconomic variables in the Downside 2 scenario.

Downside 2 scenario (3Q25–2Q30)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(5.5)	(4Q26)	(4.2)	(3Q26)	(10.8)	(1Q27)	(6.3)	(3Q26)	(6.3)	(4Q26)	(5.2)	(4Q26)	(9.3)	(4Q26)
Unemployment rate (%, max)[2]	8.7	(4Q26)	8.7	(4Q26)	6.7	(2Q26)	6.9	(2Q27)	10.8	(2Q27)	4.0	(1Q26)	5.8	(4Q26)
House price index (%, start-to-trough)[1]	(26.8)	(2Q27)	(14.3)	(2Q26)	(22.1)	(2Q29)	(27.7)	(3Q27)	(6.8)	(4Q26)	(24.4)	(3Q27)	0.7	(3Q25)
Inflation rate (YoY % change)[3]	(1.9)	(2Q26)	4.3	(4Q25)	(1.4)	(4Q26)	(6.0)	(2Q26)	(0.4)	(3Q26)	0.7	(2Q26)	4.4	(4Q25)
Central bank policy rate (%)[3]	1.6	(3Q26)	5.3	(4Q25)	5.6	(4Q25)	1.4	(4Q26)	(0.1)	(2Q26)	5.3	(4Q25)	10.6	(4Q25)

Downside 2 scenario 2025–2029 (as at 4Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(9.1)	(2Q26)	(4.1)	(2Q26)	(10.1)	(4Q25)	(8.7)	(4Q25)	(7.9)	(2Q26)	(6.8)	(2Q26)	(10.5)	(3Q26)
Unemployment rate (%, max)[2]	8.4	(2Q26)	9.3	(2Q26)	7.1	(1Q26)	7.1	(4Q26)	10.4	(1Q27)	5.0	(3Q25)	5.6	(1Q26)
House price index (%, start-to-trough)[1]	(27.2)	(4Q26)	(15.8)	(4Q25)	(34.4)	(3Q27)	(30.5)	(4Q26)	(14.0)	(2Q27)	(13.2)	(2Q27)	2.0	(1Q25)
Inflation rate (YoY % change, max)[3]	10.1	(2Q25)	4.9	(4Q25)	3.6	(1Q26)	3.8	(4Q25)	7.6	(2Q25)	3.7	(2Q25)	7.9	(4Q25)
Central bank policy rate (%, max)[3]	5.5	(1Q25)	5.5	(1Q25)	5.9	(1Q25)	3.5	(3Q25)	4.2	(1Q25)	5.6	(1Q25)	12.1	(3Q25)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment in the scenario.
3 Due to the calibration of inflation and interest rates in 2Q, the table shows highest year-on-year percentage change in inflation and projected policy rates for the
US and Mexico, but lowest for other countries. For the UAE and Hong Kong, the policy rate is also shown as the maximum, consistent with the operation of US dollar-linked exchange rates. For mainland China, the policy rate shown is the Loan Prime rate.

HSBC Holdings plc Interim Report 2025 on Form 6-K
51

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Scenario weightings
Scenario weightings are calibrated to probabilities that are determined with reference to consensus forecast probability distributions.
Management may then choose to vary weights if they assess that the calibration lags more recent events, or does not reflect their view of the distribution of economic and geopolitical risk. Management’s view of the scenarios and the probability distribution, takes into consideration the relationship of the consensus scenario for both internal and external assessments of risk.
In the second quarter of 2025, key considerations around uncertainty attached to the Central scenario projections focused on:
–US import tariffs and bilateral tariff escalation globally. Discussion noted the impact on trade and manufacturing supply chains and the uncertainty attached to tariff rate assumptions;
–the outlook for real estate in our key markets, particularly in the US,
UK, Hong Kong and mainland China;
–some reduction in estimation and forecast uncertainty for UK unemployment given ongoing methodology updates at the Office for
National Statistics; and
–geopolitical risks, including those arising from the conflict in the Middle
East and the Russia-Ukraine war.
For the second quarter of 2025, scenario weights were adjusted to the downside to reflect greater risk and uncertainty around the Central scenario projection. Management assessed that the change was appropriate given elevated market measures of volatility and policy uncertainty.
As a consequence, the consensus Central scenario for all key markets was assigned a weight of 65%, down from 75% at 31 December 2024.
The weight assigned to the consensus Upside scenario was left unchanged at 10%. The remaining 25% was assigned to the two
Downside scenarios. The consensus Downside scenario received a weight of 20%, up from 10% at 31 December 2024. The weight assigned to the Downside 2 scenario was left unchanged at 5%.
In light of the Israel-Iran conflict in the Middle East during June 2025, management monitored developments and assessed potential
implications. Given the limited lasting consequences for global markets, including oil, and the swift subsequent de-escalation, no additional action was deemed necessary for economic scenarios or weights.
The following table describes the probabilities assigned in each scenario.

Scenario weightings, %
	Standard weights	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
2Q25
Upside	10	10	10	10	10	10	10	10
Central	75	65	65	65	65	65	65	65
Downside	10	20	20	20	20	20	20	20
Downside 2	5	5	5	5	5	5	5	5

4Q24
Upside	10	10	10	10	10	10	10	10
Central	75	75	75	75	75	75	75	75
Downside	10	10	10	10	10	10	10	10
Downside 2	5	5	5	5	5	5	5	5
The following graphs show the historical and forecasted GDP growth rate for the various economic scenarios in our four largest markets.

Hong Kong

10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
2024
2025
2026
2027
2028
2029
2030
Central
Upside
Downside
Downside 2

Note: Real GDP shown as year-on-year percentage change.

UK

6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
2024
2025
2026
2027
2028
2029
2030
Central
Upside
Downside
Downside 2

Note: Real GDP shown as year-on-year percentage change.

Mainland China

10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
2024
2025
2026
2027
2028
2029
2030
Central
Upside
Downside
Downside 2

Note: Real GDP shown as year-on-year percentage change.

US

6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
2024
2025
2026
2027
2028
2029
2030
Central
Upside
Downside
Downside 2

Note: Real GDP shown as year-on-year percentage change.

HSBC Holdings plc Interim Report 2025 on Form 6-K
52

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Critical estimates and judgements
The calculation of ECL under IFRS 9 involved significant judgements, assumptions and estimates at 30 June 2025. These included:
–the selection and configuration of economic scenarios, given the constant change in economic conditions and distribution of
economic risks; and
–estimating the economic effects of those scenarios on ECL, where similar observable historical conditions cannot be captured by the credit risk models.
How economic scenarios are reflected in ECL
calculations
The methodologies for the application of forward economic guidance into the calculation of ECL for wholesale and retail portfolios are set out on page 155 of the Annual Report and Accounts 2024. Models are used to reflect economic scenarios in ECL estimates. These models are based largely on historical observations and correlations with default.
Economic forecasts and ECL model responses to these forecasts are subject to a degree of uncertainty. The models continue to be supplemented by management judgemental adjustments where
required.
Management judgemental adjustments
The management judgemental adjustments in relation to ECL allowance are detailed on page 155 of the Annual Report and Accounts 2024.

Management judgemental adjustments to ECL[1]
	At 30 Jun 2025			At 31 Dec 2024
	Retail	Wholesale[2]	Total	Retail	Wholesale[2]	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Modelled ECL (A)[3]	2.7	1.9	4.6	2.6	2.0	4.6
Banks, sovereigns, government entities and low-risk counterparties		0.0	0.0		0.0	0.0
Corporate lending adjustments		0.2	0.2		0.1	0.1
Other credit judgements	0.1	—	0.1	0.0		0.0
Total management judgemental adjustments (B)[4]	0.1	0.2	0.3	0.0	0.1	0.1
Other adjustments (C)[5]	0.1	0.3	0.4	(0.0)	0.1	0.1
Final ECL (A + B + C)[6]	2.8	2.4	5.2	2.6	2.2	4.8
1Management judgemental adjustments presented in the table reflect increases or (decreases) in allowance for ECL, respectively.
2The wholesale portfolio corresponds to adjustments to the performing portfolio (stage 1 and stage 2).
3(A) refers to probability-weighted allowance for ECL before any adjustments are applied.
4(B) refers to adjustments that are applied where management believes allowance for ECL does not sufficiently reflect the credit risk/expected credit losses of any given portfolio at the reporting date. These can relate to risks or uncertainties that are not reflected in the model, and/or to any late-breaking events.
5(C) refers to adjustments to allowance for ECL made to address process limitations, data/model deficiencies, and can also include, where appropriate, the impact of new models where governance has sufficiently progressed to allow an accurate estimate of ECL allowance to be incorporated into the total reported ECL. At
30 June 2025 a qualitative industry sector framework adjustment increased the Wholesale portfolio allowance for ECL by $0.1bn.
6As presented within our internal credit risk governance (see page 139 of the Annual Report and Accounts 2024).
In the wholesale portfolio, management judgemental adjustments were an increase to modelled allowance for ECL of $0.2bn
(31 December 2024: $0.1bn increase), mostly to reflect heightened uncertainty in specific sectors and geographies, including real estate sector adjustments as a result of ongoing market challenges.
Compared with 31 December 2024, management judgemental
adjustments increased by $0.1bn at 30 June 2025.
In the retail portfolio, management judgemental adjustments were an increase to modelled allowance for ECL of $0.1bn at 30 June 2025
(31 December 2024: $0.0bn).Management judgemental adjustments in relation to other credit judgements increased allowance for ECL by
$0.1bn (31 December 2024: $0.0bn). Adjustments relate to market-
specific uncertainties across a number of geographies.
Economic scenarios sensitivity analysis of
ECL estimates
The economic scenarios sensitivity analysis of ECL estimates is detailed on page 156 of the Annual Report and Accounts 2024.
Wholesale and retail sensitivity
The wholesale and retail sensitivity tables present the 100%-
weighted results for each of the four scenarios. These exclude portfolios held by the insurance business, private banking and small portfolios, and as such cannot be directly compared with personal and wholesale lending presented in other credit risk tables. In both the wholesale and retail analysis, the comparative period results for
Downside 2 scenarios are also not directly comparable with the current period, because they reflect different risks relative to the consensus scenarios for the period end.
The wholesale and retail sensitivity analysis is stated inclusive of management judgemental adjustments, as appropriate to each
scenario.
For both retail and wholesale portfolios, the gross carrying amount of financial instruments is the same under each scenario. For exposures with similar risk profile and product characteristics, the sensitivity impact is therefore largely the result of changes in macroeconomic assumptions.

HSBC Holdings plc Interim Report 2025 on Form 6-K
53

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Wholesale analysis
At 30 June 2025, the highest level of 100% scenario-weighted ECL was observed in the UK and Hong Kong. This higher ECL impact was largely driven by significant exposure in these regions. In the wholesale portfolio, off-balance sheet financial instruments have a lower likelihood to be fully converted to a funded exposure at the point of default, and consequently the ECL sensitivity impact is lower in relation to its nominal amount when compared with an on-balance sheet exposure with similar risk profile.
Compared with 31 December 2024, the Downside 2 ECL impact
decreased by $1.4bn, mostly in the UK due to new PD models. These models include a recent calibration of credit risk experience under a higher interest rate environment, and result in a reduction of sensitivity to severe stress under similar conditions.

Wholesale IFRS 9 ECL sensitivity to future economic conditions[1,2,3]
By geography at 30 Jun 2025[5]	Reported Gross carrying amount[4]	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL
	$m	$m	$m	$m	$m	$m
UK	439,863	618	579	521	732	1,082
US	199,656	215	191	169	298	515
Hong Kong	467,487	814	758	607	966	1,524
Mainland China	134,762	236	190	121	387	681
Mexico	35,806	91	82	65	110	273
UAE	60,542	59	57	49	65	101
France	191,111	128	118	102	143	190
Other geographies[6]	478,479	262	227	172	390	767
Total	2,007,707	2,423	2,202	1,808	3,091	5,133
of which:
Stage 1	1,838,904	707	665	536	837	915
Stage 2	168,803	1,685	1,537	1,272	2,254	4,218

By geography at 31 Dec 2024[5]
UK	432,160	717	667	526	850	2,389
US	202,888	216	201	205	247	461
Hong Kong	450,966	659	616	465	906	1,496
Mainland China	137,960	178	141	84	329	886
Mexico	34,713	69	61	46	86	302
UAE	58,909	51	49	40	58	120
France	184,591	82	80	69	97	125
Other geographies[6]	455,823	234	216	176	304	774
Total	1,958,010	2,205	2,031	1,612	2,877	6,555
of which:
Stage 1	1,830,264	689	632	494	797	803
Stage 2	127,746	1,516	1,399	1,118	2,080	5,751
1Allowance for ECL sensitivity includes off-balance sheet financial instruments. These are subject to significant measurement uncertainty.
2Includes low credit-risk financial instruments such as debt instruments at FVOCI, which have high carrying amounts but low ECL under all the above scenarios.
3Excludes defaulted obligors. For a detailed breakdown of performing and non-performing wholesale portfolio exposures, see page 60.
4Staging refers only to probability-weighted/reported gross carrying amount. Stage allocation of gross exposures varies by scenario, with higher allocation to stage 2 under the Downside 2 scenario.
5Geographies include all legal entities which share a common set of macroeconomic scenarios for the majority of exposures.
6Includes small portfolios that use less complex modelling approaches and are not sensitive to macroeconomic changes.
Retail analysis
At 30 June 2025, the most significant level of allowance for ECL sensitivity was observed in the UK, Mexico and Hong Kong.
Mortgages reflected the lowest level of allowance for ECL sensitivity across most markets given the significant levels of collateral relative to the exposure values. Credit cards and other unsecured lending across stages 1 and 2 are more sensitive to economic forecasts and therefore reflected the highest level of allowance for ECL sensitivity during the first half of 2025.
Compared with 31 December 2024, the Downside 2 ECL decreased by $0.4bn, primarily in Hong Kong credit cards and other unsecured lending due to the reducing severity of house price forecasts.

HSBC Holdings plc Interim Report 2025 on Form 6-K
54

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Retail IFRS 9 ECL sensitivity to future economic conditions[1]
	At 30 Jun 2025						At 31 Dec 2024
By geography	Reported gross carrying amount	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL	Reported gross carrying amount	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
UK
Mortgages	181,192	150	138	130	158	293	163,541	126	117	107	132	288
Credit cards	7,990	339	336	317	338	414	7,415	280	275	265	276	447
Other	9,404	267	263	238	275	346	8,249	241	233	217	243	351
Mexico
Mortgages	8,187	187	183	175	190	237	7,482	165	162	155	168	215
Credit cards	2,294	384	379	374	385	479	2,227	337	333	330	338	423
Other	3,821	430	426	422	431	593	3,722	419	416	413	422	593
Hong Kong
Mortgages	105,399	7	6	5	8	12	106,866	5	5	4	5	10
Credit cards	9,097	289	257	253	301	496	9,419	293	275	268	300	770
Other	6,194	110	108	107	112	137	6,210	106	102	101	105	249
UAE
Mortgages	2,097	7	7	7	7	7	1,993	8	8	8	8	8
Credit cards	545	34	33	32	34	39	536	31	31	31	31	35
Other	658	18	17	17	18	20	688	17	17	17	17	19
US
Mortgages	17,736	7	7	7	8	10	16,965	6	6	6	6	8
Credit cards	188	14	14	13	14	16	193	15	14	14	15	17
Other geographies
Mortgages	54,323	123	117	112	131	177	51,064	131	127	124	136	180
Credit cards	3,665	170	169	167	173	198	3,500	162	159	156	164	223
Other	2,488	78	77	74	78	92	2,292	72	72	69	73	93
Total	415,278	2,613	2,539	2,452	2,662	3,567	392,361	2,413	2,351	2,285	2,440	3,928
of which: mortgages	368,934	481	459	436	502	736	347,910	440	425	405	456	708
Stage 1	328,914	55	49	46	63	119	311,875	51	47	43	58	129
Stage 2	37,499	144	133	120	149	287	33,761	126	117	107	129	275
Stage 3	2,521	282	278	269	290	330	2,274	263	261	255	269	304
of which: credit cards	23,779	1,229	1,188	1,157	1,246	1,642	23,290	1,116	1,086	1,064	1,124	1,915
Stage 1	19,784	320	313	299	331	513	19,915	276	267	258	284	701
Stage 2	3,708	695	660	643	700	907	3,107	655	634	621	656	1,027
Stage 3	287	215	215	215	215	223	267	185	185	185	185	188
of which: others	22,565	902	891	859	915	1,189	21,161	856	839	816	860	1,305
Stage 1	19,717	224	218	204	232	415	18,574	216	204	193	217	532
Stage 2	2,285	385	381	363	391	473	2,005	360	355	343	363	483
Stage 3	563	293	293	293	293	301	583	279	279	279	279	290
1Allowance for ECL sensitivities exclude portfolios utilising less complex modelling approaches.

HSBC Holdings plc Interim Report 2025 on Form 6-K
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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
The ECL impact of the scenarios and management judgemental
adjustments are highly sensitive to movements in economic
forecasts. Based upon the sensitivity tables presented above, if the
Group ECL balance (excluding wholesale stage 3, which is assessed individually) was estimated solely on the basis of the Central scenario,
Upside scenario, Downside 1 scenario or the Downside 2 scenario at
30 June 2025, it would increase/(decrease) as presented in the below table.

	Retail[1]	Wholesale[1]
Total Group ECL at 30 Jun 2025	$bn	$bn
Reported ECL	2.6	2.4
Scenarios
100% consensus Central scenario	(0.1)	(0.1)
100% consensus Upside scenario	(0.2)	(0.5)
100% consensus Downside scenario	0.0	0.8
100% Downside 2 scenario	1.0	2.9

Total Group ECL at 31 Dec 2024
Reported ECL	2.4	2.2
Scenarios
100% consensus Central scenario	(0.1)	(0.2)
100% consensus Upside scenario	(0.1)	(0.6)
100% consensus Downside scenario	0.0	0.7
100% Downside 2 scenario	1.5	4.3
1On the same basis as retail and wholesale sensitivity analysis.
At 30 June 2025, the Group reported ECL allowance increased by
$0.2bn in both the retail and wholesale portfolios, compared with
31 December 2024.
The Downside 2 ECL allowance decreased for both the retail and wholesale portfolios. In the wholesale portfolio this was mainly due to new PD models, and in the retail portfolio this was due to the reduced severity of house price forecasts in Hong Kong.
Reconciliation of changes in gross
carrying/nominal amount and
allowances for loans and advances to
banks and customers
The following disclosure provides a reconciliation by stage of the
Group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. Movements are calculated on a quarterly basis and therefore fully capture stage movements between quarters. If movements were calculated on a year-to-date basis they would only reflect the opening and closing position of the financial instrument.
The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL.
The net remeasurement of ECL arising from stage transfers
represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2)
ECL measurement basis. Net remeasurement excludes the
underlying customer risk rating (‘CRR’)/PD movements of the financial instruments transferring stage. This is captured, along with other credit quality movements in the ‘changes in risk parameters – credit quality’ line item.
Changes in ‘Net new and further lending/repayments’ represents the impact from volume movements within the Group’s lending portfolio and includes ‘New financial assets originated or purchased’, ‘assets derecognised (including final repayments)’ and ‘changes to risk parameters – further lending/repayment’.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees

	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	1,489,687	(1,232)	115,898	(2,674)	23,823	(6,148)	93	(51)	1,629,501	(10,105)
Transfers of financial instruments:	(44,123)	(459)	39,727	936	4,396	(477)	—	—	—	—
– transfers from stage 1 to stage 2	(82,621)	205	82,621	(205)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	39,013	(639)	(39,013)	639	—	—	—	—	—	—
– transfers to stage 3	(693)	4	(4,617)	609	5,310	(613)	—	—	—	—
– transfers from stage 3	178	(29)	736	(107)	(914)	136	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	360	—	(341)	—	(19)	—	—	—	—
Changes due to modifications not derecognised	—	—	—	—	(7)	—	—	—	(7)	—
Net new and further lending/ repayments	44,603	(59)	(22,112)	317	(2,225)	680	213	(8)	20,479	930
Changes to risk parameters – credit quality	—	186	—	(1,227)	—	(1,998)	—	(5)	—	(3,044)
Changes to models used for ECL calculation	—	(72)	—	250	—	(15)	—	—	—	163
Assets written off	—	—	—	—	(2,029)	2,029	—	—	(2,029)	2,029
Credit-related modifications that resulted in derecognition	—	—	—	—	(88)	9	—	—	(88)	9
Foreign exchange and others[1,2]	57,658	(68)	6,253	(142)	1,042	(323)	6	(3)	64,959	(536)
At 30 Jun 2025	1,547,825	(1,344)	139,766	(2,881)	24,912	(6,262)	312	(67)	1,712,815	(10,554)
ECL income statement change for the period		415		(1,001)		(1,352)		(13)		(1,951)
Recoveries										136
Others										(141)
Total ECL income statement change for the period										(1,956)

HSBC Holdings plc Interim Report 2025 on Form 6-K
56

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees (continued)
	At 30 Jun 2025		6 months ended 30 Jun 2025
	Gross carrying/ nominal amount	Allowance for ECL	ECL release/ (charge)
	$m	$m	$m
As above	1,712,815	(10,554)	(1,956)
Other financial assets measured at amortised cost	890,630	(122)	(31)
Non-trading reverse purchase agreement commitments	94,957	—	—
Performance and other guarantees not considered for IFRS 9	—	—	49
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by business segment/Summary consolidated income statement	2,698,402	(10,676)	(1,938)
Debt instruments measured at FVOCI	395,908	(63)	(3)
Total allowance for ECL/total income statement ECL change for the period	N/A	(10,739)	(1,941)
1Total includes $1.3bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale, and corresponding allowance for ECL of $6m, reflecting planned business disposals as disclosed in Note 15 on page 98.
2This includes $7.2bn of gross carrying loans and advances to customers and corresponding allowance for ECL of $7m in relation to the retained portfolio of home and other loans associated with the sale of our retail banking operations in France, which were classified to assets held for sale in 2Q25, reflecting the planned disposal as disclosed in Note 15 on page 98.
The allowance for ECL for loans and advances to customers and banks and relevant loan commitments and financial guarantees increased by $449m from $10,105m at 31 December 2024, to $10,554m at 30 June 2025. This increase was driven by:
–$3,044m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages; and
–foreign exchange and other movements of $536m.
These were partly offset by:
–$2,029m of assets written off, of which $1,227m in relation to wholesale lending and $802m in relation to personal lending;
–$930m relating to volume movements, which included the ECL
allowance associated with new originations, assets derecognised and further pending repayment;
–$163m relating to changes to models used for ECL calculation; and
–$9m relating to the credit-related modifications that resulted in derecognition.
The ECL charge for the period of $1,951m presented in the previous table consisted of $3,044m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages. These were partly offset by $930m relating to underlying net book volume, as well as $163m relating to changes to models used for ECL calculation, which reflected updates to our PD models.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees (continued)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	1,496,805	(1,300)	153,084	(3,102)	20,799	(7,063)	85	(30)	1,670,773	(11,495)
Transfers of financial instruments:	(19,629)	(1,259)	6,652	2,302	12,977	(1,043)	—	—	—	—
– transfers from stage 1 to stage 2	(116,211)	419	116,211	(419)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	98,731	(1,627)	(98,731)	1,627	—	—	—	—	—	—
– transfers to stage 3	(2,799)	16	(12,230)	1,321	15,029	(1,337)	—	—	—	—
– transfers from stage 3	650	(67)	1,402	(227)	(2,052)	294	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	959	—	(831)	—	(144)	—	—	—	(16)
Changes due to modifications not derecognised	—	—	—	—	(25)	—	—	—	(25)	—
Net new and further lending/repayments	87,833	(168)	(37,731)	589	(5,246)	1,689	7	(7)	44,863	2,103
Changes to risk parameters – credit quality	—	363	—	(1,773)	—	(3,945)	—	(11)	—	(5,366)
Changes to models used for ECL calculation	—	68	—	(4)	—	(20)	—	—	—	44
Assets written off	—	—	—	—	(4,459)	4,459	—	—	(4,459)	4,459
Credit-related modifications that resulted in derecognition	—	—	—	—	—	—	—	—	—	—
Foreign exchange and others[1,2,3,4]	(75,322)	105	(6,107)	145	(223)	(81)	1	(3)	(81,651)	166
At 31 Dec 2024	1,489,687	(1,232)	115,898	(2,674)	23,823	(6,148)	93	(51)	1,629,501	(10,105)
ECL income statement change for the period		1,222		(2,019)		(2,420)		(18)		(3,235)
Recoveries										260
Other	—	—	—	—	—	—	—	—	—	(158)
Total ECL income statement change for the period[2]										(3,133)

HSBC Holdings plc Interim Report 2025 on Form 6-K
57

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees (continued)
	At 31 Dec 2024		12 months ended 31 Dec 2024
	Gross carrying/ nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,629,501	(10,105)	(3,133)
Other financial assets measured at amortised cost	828,580	(92)	(114)
Non-trading reverse purchase agreement commitments	49,289	—	—
Performance and other guarantees not considered for IFRS 9	—	—	(173)
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by business segment/Summary consolidated income statement	2,507,370	(10,197)	(3,420)
Debt instruments measured at FVOCI	346,124	(54)	6
Total allowance for ECL/total income statement ECL change for the period	N/A	(10,251)	(3,414)
1Total includes $3.7bn of gross carrying loans and advances, which were classified from assets held for sale, and a corresponding allowance for ECL of $46m, reflecting planned business disposals as disclosed in Note 15 on page 98.
2Total includes $35.3bn of nominal amount and $21m of corresponding allowance for ECL related to derecognition of loan commitments and financial guarantees following the sale of our banking business in Canada during 2024.
3Total includes $2.7bn of nominal amount related to derecognition of loan commitments and financial guarantees following the sale of our banking business in
Argentina during 2024.
4The 31 December 2024 total ECL income statement change of $3,133m is attributable to $882m for the six months ended 30 June 2024 and $2,251m to the six months ended 31 December 2024.
Credit quality of financial instruments
We assess the credit quality of all financial instruments that are subject to credit risk. The credit quality of financial instruments is a point-in-time assessment of PD, whereas stages 1 and 2 are
determined based on relative deterioration of credit quality since initial recognition. Accordingly, for non-credit-impaired financial instruments, there is no direct relationship between the credit quality assessment and stages 1 and 2, though typically the lower credit quality bands exhibit a higher proportion in stage 2.
The five credit quality classifications each encompass a range of granular internal credit rating grades assigned to wholesale and personal lending businesses and the external ratings attributed by external agencies to debt securities, as shown in the following table.
Personal lending credit quality is disclosed based on a 12-month point-
in-time PD adjusted for multiple economic scenarios. The credit quality classifications for wholesale lending are based on internal credit risk ratings.

Credit quality classification
	Sovereign debt securities and bills	Other debt securities and bills	Wholesale lending and derivatives		Retail lending
	External credit rating	External credit rating	Internal credit rating[1]	12-month regulatory probability of default %	Internal credit rating	12 month probability- weighted PD %[2]
Quality classification
Strong	BBB and above	A- and above	CRR 1 to CRR 2	0 – 0.169	Band 1 and 2	0 – <=0.5
Good	BBB- to BB	BBB+ to BBB-	CRR 3	0.170 – 0.740	Band 3	>0.5 – <=1.5
Satisfactory	BB- to B and unrated	BB+ to B and unrated	CRR 4 to CRR 5	0.741 – 4.914	Band 4 and 5	>1.5 – <=20
Sub-standard	B- to C	B- to C	CRR 6 to CRR 8	4.915 – 99.999	Band 6	>20 – <100
Credit impaired	Default	Default	CRR 9 to CRR 10	100	Band 7	100
1Customer risk rating (‘CRR’).
212-month point-in-time probability-weighted PD.

HSBC Holdings plc Interim Report 2025 on Form 6-K
58

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation
	At 30 Jun 2025								At 31 Dec 2024
	Gross carrying/nominal amount						Allowance for ECL	Net	Gross carrying/nominal amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total			Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	531,379	210,722	201,620	24,479	23,665	991,865	(10,143)	981,722	515,266	193,080	186,416	22,906	22,705	940,373	(9,715)	930,658
– stage 1	510,598	180,542	155,546	5,983	—	852,669	(1,181)	851,488	498,415	170,420	150,818	4,767	—	824,420	(1,078)	823,342
– stage 2	20,781	30,180	45,881	18,496	—	115,338	(2,752)	112,586	16,851	22,660	35,598	18,139	—	93,248	(2,546)	90,702
– stage 3	—	—	—	—	23,550	23,550	(6,144)	17,406	—	—	—	—	22,615	22,615	(6,040)	16,575
– POCI	—	—	193	—	115	308	(66)	242	—	—	—	—	90	90	(51)	39
Loans and advances to banks at amortised cost	95,955	5,377	6,111	151	3	107,597	(15)	107,582	92,621	4,255	5,040	134	2	102,052	(13)	102,039
– stage 1	95,880	5,340	6,076	132	—	107,428	(10)	107,418	92,528	4,226	4,981	117	—	101,852	(9)	101,843
– stage 2	75	37	35	19	—	166	(2)	164	93	29	59	17	—	198	(2)	196
– stage 3	—	—	—	—	3	3	(3)	—	—	—	—	—	2	2	(2)	—
– POCI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	755,386	86,905	47,766	377	196	890,630	(122)	890,508	702,570	85,700	39,660	497	153	828,580	(92)	828,488
– stage 1	755,052	86,039	47,083	249	—	888,423	(74)	888,349	702,373	85,032	38,977	239	—	826,621	(64)	826,557
– stage 2	334	866	683	128	—	2,011	(17)	1,994	197	668	683	258	—	1,806	(5)	1,801
– stage 3	—	—	—	—	196	196	(31)	165	—	—	—	—	153	153	(23)	130
– POCI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Loans and other credit- related commitments	441,769	150,302	88,854	9,736	1,044	691,705	(352)	691,353	400,120	131,396	77,220	9,670	961	619,367	(348)	619,019
– stage 1	439,548	144,242	78,922	5,467	—	668,179	(143)	668,036	398,779	125,956	67,949	4,547	—	597,231	(137)	597,094
– stage 2	2,221	6,060	9,932	4,269	—	22,482	(119)	22,363	1,341	5,440	9,271	5,123	—	21,175	(121)	21,054
– stage 3	—	—	—	—	1,040	1,040	(89)	951	—	—	—	—	958	958	(90)	868
– POCI	—	—	—	—	4	4	(1)	3	—	—	—	—	3	3	—	3
Financial guarantees	7,265	4,353	4,117	551	319	16,605	(44)	16,561	7,365	4,263	4,399	723	248	16,998	(29)	16,969
– stage 1	7,130	3,942	3,304	130	—	14,506	(10)	14,496	7,352	4,192	3,625	184	—	15,353	(8)	15,345
– stage 2	135	411	813	421	—	1,780	(8)	1,772	13	71	774	539	—	1,397	(5)	1,392
– stage 3	—	—	—	—	319	319	(26)	293	—	—	—	—	248	248	(16)	232
– POCI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	1,831,754	457,659	348,468	35,294	25,227	2,698,402	(10,676)	2,687,726	1,717,942	418,694	312,735	33,930	24,069	2,507,370	(10,197)	2,497,173
Debt instruments at FVOCI[1]
– stage 1	376,703	11,973	8,141	4,580	—	401,397	(37)	401,360	336,264	9,448	7,290	—	—	353,002	(31)	352,971
– stage 2	59	68	489	506	—	1,122	(21)	1,101	49	—	478	380	—	907	(23)	884
– stage 3	—	—	—	—	31	31	(5)	26	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	376,762	12,041	8,630	5,086	31	402,550	(63)	402,487	336,313	9,448	7,768	380	—	353,909	(54)	353,855
1For the purposes of this disclosure, gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such, the gross carrying value of debt instruments at FVOCI will not reconcile to the balance sheet as it excludes fair value gains and losses.

HSBC Holdings plc Interim Report 2025 on Form 6-K
59

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Personal lending

Total personal lending for loans and advances to customers by stage distribution
	At 30 Jun 2025								At 31 Dec 2024
	Gross carrying amount				Allowance for ECL				Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	343,874	37,620	2,705	384,199	(63)	(147)	(306)	(516)	324,703	34,177	2,450	361,330	(59)	(130)	(284)	(473)
– of which: interest only (including offset)	22,415	2,771	120	25,306	(3)	(21)	(21)	(45)	21,155	2,457	103	23,715	(3)	(10)	(17)	(30)
– affordability (including US adjustable rate mortgages)	17,448	483	259	18,190	(4)	(2)	(6)	(12)	16,628	386	243	17,257	(2)	(2)	(7)	(11)
Other personal lending	77,260	6,280	1,216	84,756	(555)	(1,081)	(588)	(2,224)	79,043	5,742	1,110	85,895	(511)	(1,028)	(512)	(2,051)
– second lien residential mortgages	373	9	20	402	—	—	(3)	(3)	366	10	19	395	—	—	(2)	(2)
– guaranteed loans in respect of residential property	46	9	1	56	—	—	(1)	(1)	6,492	186	20	6,698	(2)	(2)	(5)	(9)
– other personal lending which is secured	35,037	416	227	35,680	(12)	(4)	(44)	(60)	30,564	478	138	31,180	(12)	(4)	(15)	(31)
– credit cards	20,983	3,554	386	24,923	(308)	(694)	(228)	(1,230)	21,611	2,991	313	24,915	(268)	(660)	(199)	(1,127)
– other personal lending which is unsecured	19,056	2,072	554	21,682	(220)	(368)	(298)	(886)	18,198	1,864	598	20,660	(214)	(345)	(279)	(838)
– motor vehicle finance	1,765	220	28	2,013	(15)	(15)	(14)	(44)	1,812	213	22	2,047	(15)	(17)	(12)	(44)
Total	421,134	43,900	3,921	468,955	(618)	(1,228)	(894)	(2,740)	403,746	39,919	3,560	447,225	(570)	(1,158)	(796)	(2,524)
By legal entity
HSBC UK Bank plc	170,263	34,294	1,295	205,852	(181)	(342)	(257)	(780)	152,338	31,325	1,075	184,738	(148)	(307)	(211)	(666)
HSBC Bank plc	18,358	1,049	404	19,811	(18)	(20)	(118)	(156)	23,501	1,198	324	25,023	(17)	(24)	(99)	(140)
The Hongkong and Shanghai Banking Corporation Limited	194,681	6,578	1,087	202,346	(172)	(405)	(159)	(736)	191,614	5,519	1,170	198,303	(174)	(385)	(164)	(723)
HSBC Bank Middle East Limited	3,685	156	43	3,884	(13)	(25)	(30)	(68)	3,678	158	40	3,876	(14)	(29)	(30)	(73)
HSBC North America Holdings Inc.	21,542	569	354	22,465	(6)	(12)	(11)	(29)	20,851	497	327	21,675	(4)	(12)	(11)	(27)
Grupo Financiero HSBC, S.A. de C.V.	11,774	1,200	734	13,708	(221)	(423)	(317)	(961)	11,016	1,172	620	12,808	(207)	(400)	(279)	(886)
Other trading entities	831	54	4	889	(7)	(1)	(2)	(10)	748	50	4	802	(6)	(1)	(2)	(9)
Total	421,134	43,900	3,921	468,955	(618)	(1,228)	(894)	(2,740)	403,746	39,919	3,560	447,225	(570)	(1,158)	(796)	(2,524)

Total personal lending for loans and other credit-related commitments and financial guarantees by stage distribution
	At 30 Jun 2025								At 31 Dec 2024
	Nominal amount				Allowance for ECL				Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
HSBC UK Bank plc	58,361	846	46	59,253	(11)	(3)	(1)	(15)	51,078	442	47	51,567	(6)	—	(3)	(9)
HSBC Bank plc	1,607	39	2	1,648	(1)	—	—	(1)	1,605	7	2	1,614	—	—	—	—
The Hongkong and Shanghai Banking Corporation Limited	194,455	1,020	51	195,526	(4)	—	—	(4)	189,737	1,165	35	190,937	(4)	—	(2)	(6)
HSBC Bank Middle East Limited	2,585	7	—	2,592	—	—	—	—	2,452	7	—	2,459	—	—	—	—
HSBC North America Holdings Inc.	3,415	82	22	3,519	—	—	—	—	3,707	68	2	3,777	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	4,570	—	—	4,570	(6)	—	—	(6)	3,892	—	—	3,892	(7)	—	—	(7)
Other trading entities	468	4	1	473	—	—	—	—	434	2	—	436	—	—	—	—
Total	265,461	1,998	122	267,581	(22)	(3)	(1)	(26)	252,905	1,691	86	254,682	(17)	—	(5)	(22)

HSBC Holdings plc Interim Report 2025 on Form 6-K
60

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Wholesale lending

Total wholesale lending for loans and advances to banks and customers by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	344,579	68,592	18,982	115	432,268	(502)	(1,487)	(5,084)	(66)	(7,139)
– agriculture, forestry and fishing	6,628	980	341	—	7,949	(13)	(35)	(59)	—	(107)
– mining and quarrying	7,243	402	394	—	8,039	(9)	(6)	(64)	—	(79)
– manufacturing	74,634	12,716	1,631	29	89,010	(98)	(144)	(515)	(24)	(781)
– electricity, gas, steam and air- conditioning supply	16,310	1,505	268	—	18,083	(18)	(25)	(110)	—	(153)
– water supply, sewerage, waste management and remediation	2,449	204	44	—	2,697	(5)	(3)	(12)	—	(20)
– real estate and construction	54,277	28,434	9,292	75	92,078	(87)	(789)	(2,150)	(39)	(3,065)
– of which: commercial real estate	41,151	24,129	8,071	71	73,422	(61)	(732)	(1,628)	(35)	(2,456)
– wholesale and retail trade, repair of motor vehicles and motorcycles	69,821	9,728	2,632	11	82,192	(69)	(88)	(1,134)	(3)	(1,294)
– transportation and storage	16,837	4,359	264	—	21,460	(19)	(102)	(101)	—	(222)
– accommodation and food	11,386	2,246	1,659	—	15,291	(33)	(64)	(224)	—	(321)
– publishing, audiovisual and broadcasting	20,972	2,021	411	—	23,404	(56)	(69)	(113)	—	(238)
– professional, scientific and technical activities	24,232	2,125	584	—	26,941	(35)	(41)	(187)	—	(263)
– administrative and support services	18,706	2,263	670	—	21,639	(24)	(66)	(277)	—	(367)
– public administration and defence, compulsory social security	76	—	—	—	76	—	—	—	—	—
– education	1,600	198	47	—	1,845	(4)	(8)	(20)	—	(32)
– health and care	3,549	368	174	—	4,091	(9)	(13)	(29)	—	(51)
– arts, entertainment and recreation	1,588	158	93	—	1,839	(4)	(5)	(22)	—	(31)
– other services	6,465	731	315	—	7,511	(17)	(20)	(63)	—	(100)
– activities of households	778	39	—	—	817	—	—	—	—	—
– extra-territorial organisations and bodies activities	136	—	—	—	136	—	—	—	—	—
– government	6,871	106	163	—	7,140	(2)	—	(4)	—	(6)
– asset-backed securities	21	9	—	—	30	—	(9)	—	—	(9)
Non-bank financial institutions	86,956	2,846	647	193	90,642	(61)	(37)	(166)	—	(264)
Loans and advances to banks	107,428	166	3	—	107,597	(10)	(2)	(3)	—	(15)
At 30 Jun 2025[1]	538,963	71,604	19,632	308	630,507	(573)	(1,526)	(5,253)	(66)	(7,418)

By legal entity
HSBC UK Bank plc	94,822	10,065	3,918	—	108,805	(180)	(359)	(691)	—	(1,230)
HSBC Bank plc	94,153	5,943	1,926	53	102,075	(75)	(124)	(542)	(25)	(766)
The Hongkong and Shanghai Banking Corporation Limited	271,675	46,425	11,495	57	329,652	(209)	(843)	(2,979)	(37)	(4,068)
HSBC Bank Middle East Limited	26,606	1,697	926	4	29,233	(13)	(15)	(503)	(4)	(535)
HSBC North America Holdings Inc.	29,884	5,036	750	194	35,864	(38)	(116)	(208)	—	(362)
Grupo Financiero HSBC, S.A. de C.V.	12,862	2,186	267	—	15,315	(44)	(64)	(144)	—	(252)
Other trading entities	8,899	252	350	—	9,501	(14)	(5)	(186)	—	(205)
Holding companies, shared service centres and intra-Group eliminations	62	—	—	—	62	—	—	—	—	—
At 30 Jun 2025[1]	538,963	71,604	19,632	308	630,507	(573)	(1,526)	(5,253)	(66)	(7,418)
1The shift of ‘gross carrying amount’ between stage 1 and 2 arose mainly in Asia from higher average PD for the remaining term at the reporting date, reflecting updates to our PD models and ongoing market challenges. PDs at the reporting date were compared with the PD calculated at origination.

HSBC Holdings plc Interim Report 2025 on Form 6-K
61

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Total wholesale lending for loans and advances to banks and customers by stage distribution (continued)
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	340,987	51,231	18,376	90	410,684	(463)	(1,358)	(4,883)	(51)	(6,755)
– agriculture, forestry and fishing	5,437	1,314	282	—	7,033	(14)	(34)	(46)	—	(94)
– mining and quarrying	6,811	463	318	—	7,592	(6)	(7)	(32)	—	(45)
– manufacturing	70,987	10,250	1,466	21	82,724	(83)	(172)	(618)	(20)	(893)
– electricity, gas, steam and air- conditioning supply	15,277	971	209	—	16,457	(14)	(23)	(85)	—	(122)
– water supply, sewerage, waste management and remediation	2,530	388	43	—	2,961	(4)	(4)	(16)	—	(24)
– real estate and construction	63,794	17,320	8,887	62	90,063	(90)	(666)	(1,811)	(31)	(2,598)
– of which: commercial real estate	49,994	14,720	7,558	61	72,333	(67)	(604)	(1,355)	(29)	(2,055)
– wholesale and retail trade, repair of motor vehicles and motorcycles	66,977	8,125	2,725	3	77,830	(67)	(117)	(1,188)	—	(1,372)
– transportation and storage	18,589	3,637	417	—	22,643	(15)	(74)	(232)	—	(321)
– accommodation and food	11,406	1,718	1,610	—	14,734	(30)	(55)	(214)	—	(299)
– publishing, audiovisual and broadcasting	18,181	1,416	229	—	19,826	(42)	(55)	(61)	—	(158)
– professional, scientific and technical activities	23,044	2,436	644	4	26,128	(29)	(49)	(188)	—	(266)
– administrative and support services	17,671	1,707	739	—	20,117	(26)	(40)	(254)	—	(320)
– public administration and defence, compulsory social security	64	—	—	—	64	—	—	—	—	—
– education	1,361	192	43	—	1,596	(4)	(7)	(16)	—	(27)
– health and care	3,357	489	184	—	4,030	(8)	(18)	(25)	—	(51)
– arts, entertainment and recreation	1,817	171	78	—	2,066	(5)	(4)	(26)	—	(35)
– other services	6,470	491	327	—	7,288	(24)	(20)	(66)	—	(110)
– activities of households	582	7	—	—	589	—	—	—	—	—
– extra-territorial organisations and bodies activities	118	—	—	—	118	—	—	—	—	—
– government	6,495	123	175	—	6,793	(2)	—	(5)	—	(7)
– asset-backed securities	19	13	—	—	32	—	(13)	—	—	(13)
Non-bank financial institutions	79,687	2,098	679	—	82,464	(45)	(30)	(361)	—	(436)
Loans and advances to banks	101,852	198	2	—	102,052	(9)	(2)	(2)	—	(13)
At 31 Dec 2024	522,526	53,527	19,057	90	595,200	(517)	(1,390)	(5,246)	(51)	(7,204)

By legal entity
HSBC UK Bank plc	81,630	12,772	3,356	—	97,758	(197)	(403)	(603)	—	(1,203)
HSBC Bank plc	85,022	5,843	2,305	47	93,217	(54)	(111)	(752)	(22)	(939)
The Hongkong and Shanghai Banking Corporation Limited	279,535	27,078	11,483	39	318,135	(170)	(677)	(2,999)	(28)	(3,874)
HSBC Bank Middle East Limited	26,359	951	848	4	28,162	(20)	(6)	(463)	(1)	(490)
HSBC North America Holdings Inc.	30,107	4,665	503	—	35,275	(31)	(141)	(121)	—	(293)
Grupo Financiero HSBC, S.A. de C.V.	11,957	1,703	230	—	13,890	(35)	(48)	(128)	—	(211)
Other trading entities	7,840	515	332	—	8,687	(10)	(4)	(180)	—	(194)
Holding companies, shared service centres and intra-group eliminations	76	—	—	—	76	—	—	—	—	—
At 31 Dec 2024	522,526	53,527	19,057	90	595,200	(517)	(1,390)	(5,246)	(51)	(7,204)

HSBC Holdings plc Interim Report 2025 on Form 6-K
62

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Total wholesale lending for loans and other credit-related commitments and financial guarantees by stage distribution[1]
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	251,291	20,755	1,099	4	273,149	(119)	(121)	(113)	(1)	(354)
Financial	165,933	1,509	138	—	167,580	(12)	(3)	(1)	—	(16)
At 30 Jun 2025[2]	417,224	22,264	1,237	4	440,729	(131)	(124)	(114)	(1)	(370)
By legal entity
HSBC UK Bank plc	49,016	2,318	474	—	51,808	(25)	(18)	(61)	—	(104)
HSBC Bank plc	195,785	3,975	250	3	200,013	(25)	(21)	(21)	—	(67)
The Hongkong and Shanghai Banking Corporation Limited	70,803	8,532	77	—	79,412	(52)	(44)	(7)	—	(103)
HSBC Bank Middle East Limited	9,406	421	34	1	9,862	(2)	(6)	(21)	(1)	(30)
HSBC North America Holdings Inc.	88,578	6,701	361	—	95,640	(25)	(34)	(2)	—	(61)
Grupo Financiero HSBC, S.A. de C.V.	1,924	177	—	—	2,101	(2)	—	—	—	(2)
Other trading entities	1,712	140	41	—	1,893	—	(1)	(2)	—	(3)
At 30 Jun 2025[2]	417,224	22,264	1,237	4	440,729	(131)	(124)	(114)	(1)	(370)

Corporate and commercial	241,249	18,685	1,033	3	260,970	(118)	(121)	(98)	—	(337)
Financial	118,430	2,196	87	—	120,713	(10)	(5)	(3)	—	(18)
At 31 Dec 2024	359,679	20,881	1,120	3	381,683	(128)	(126)	(101)	—	(355)
By legal entity
HSBC UK Bank plc	37,848	4,540	445	—	42,833	(27)	(36)	(57)	—	(120)
HSBC Bank plc	144,941	6,118	256	3	151,318	(21)	(30)	(21)	—	(72)
The Hongkong and Shanghai Banking Corporation Limited	72,860	3,973	99	—	76,932	(54)	(32)	(6)	—	(92)
HSBC Bank Middle East Limited	8,879	329	35	—	9,243	(5)	(1)	(10)	—	(16)
HSBC North America Holdings Inc.	91,314	5,723	226	—	97,263	(20)	(26)	(5)	—	(51)
Grupo Financiero HSBC, S.A. de C.V.	2,334	53	—	—	2,387	(1)	(1)	—	—	(2)
Other trading entities	1,503	145	59	—	1,707	—	—	(2)	—	(2)
At 31 Dec 2024	359,679	20,881	1,120	3	381,683	(128)	(126)	(101)	—	(355)
1Included in loans and other credit-related commitments and financial guarantees is $95bn (31 December 2024: $49bn) relating to unsettled reverse repurchase agreements, which once drawn are classified as ‘Reverse repurchase agreements – non-trading’.
2The shift of ‘nominal amount’ between stage 1 and 2 arose mainly in Asia from higher average PD for the remaining term at the reporting date, reflecting updates to our PD models and ongoing market challenges. PDs at the reporting date were compared with the PD calculated at origination.
Commercial real estate
Commercial real estate (‘CRE’) lending includes the financing of corporate, institutional and high net worth customers who are investing primarily in income-producing assets and, to a lesser extent, in their construction and development. The portfolio is globally diversified with larger concentrations in Hong Kong, the UK, mainland
China and the US.
Our global exposure is centred largely on cities with economic, political or cultural significance. In more developed markets, our exposure mainly comprises the financing of investment assets, the redevelopment of existing stock and the augmentation of both commercial and residential markets to support economic and
population growth. In less developed commercial real estate markets, our exposures comprise lending for development assets on relatively short tenors with a particular focus on supporting larger, better capitalised developers involved in residential construction or assets supporting economic expansion.
Excluding favourable foreign exchange movements of $2.0bn,
commercial real estate lending decreased by $0.9bn, mainly in our entities in Asia (down $1bn) due to loan repayments.
In the tables below, we have disclosed additional information related to exposures booked in Hong Kong excluding exposures to mainland
China borrowers by stage and credit quality. These exposures mostly comprise lending to Hong Kong borrowers and, to a lesser degree, borrowers overseas.

Commercial real estate lending to customers
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong	of which: Hong Kong excluding exposure to mainland China borrowers
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross loans and advances
Stage 1	13,506	3,513	21,561	998	1,061	468	44	41,151	13,991	9,389	8,635
Stage 2	1,982	238	20,583	118	1,138	70	—	24,129	2,012	18,713	18,142
Stage 3	439	301	6,861	90	331	24	25	8,071	438	6,390	5,141
POCI	—	53	18	—	—	—	—	71	53	18	—
At 30 Jun 2025[1]	15,927	4,105	49,023	1,206	2,530	562	69	73,422	16,494	34,510	31,918
– of which: forborne loans	439	90	3,080	90	267	46	26	4,038	492	2,729
Allowance for ECL	(191)	(97)	(1,973)	(25)	(136)	(11)	(23)	(2,456)	(217)	(1,725)	(877)
1The shift of ‘gross carrying amount’ between stage 1 and 2 arose mainly in Asia from higher average PD for the remaining term at the reporting date, reflecting updates to our PD models and ongoing market challenges. PDs at the reporting date were compared with the PD calculated at origination.

HSBC Holdings plc Interim Report 2025 on Form 6-K
63

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Commercial real estate lending to customers (continued)
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong	of which: Hong Kong excluding exposure to mainland China borrowers
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross loans and advances
Stage 1	9,394	3,285	34,337	1,136	1,420	380	42	49,994	9,758	22,643	22,132
Stage 2	4,052	313	9,103	—	1,184	67	1	14,720	4,112	7,619	6,515
Stage 3	492	213	6,451	117	240	22	23	7,558	492	5,967	4,554
POCI	—	43	18	—	—	—	—	61	43	18	—
At 31 Dec 2024	13,938	3,854	49,909	1,253	2,844	469	66	72,333	14,405	36,247	33,201
– of which: forborne loans	502	54	3,087	116	273	19	23	4,074	545	2,729
Allowance for ECL	(203)	(72)	(1,627)	(23)	(103)	(8)	(19)	(2,055)	(227)	(1,418)	(405)

Commercial real estate gross loans and advances to customers by credit quality
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong	of which: Hong Kong excluding exposure to mainland China borrowers
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Strong	4,873	695	8,812	38	—	5	44	14,467	5,004	4,045	3,968
Good	3,740	1,578	15,715	545	506	222	—	22,306	3,793	9,533	9,124
Satisfactory	6,022	1,317	13,230	498	1,114	278	—	22,459	6,325	10,471	10,330
Sub-standard	853	161	4,387	35	579	33	—	6,048	881	4,053	3,355
Credit impaired	439	354	6,879	90	331	24	25	8,142	491	6,408	5,141
At 30 Jun 2025	15,927	4,105	49,023	1,206	2,530	562	69	73,422	16,494	34,510	31,918

Strong	4,663	739	9,106	137	—	18	42	14,705	4,875	4,522	4,484
Good	2,098	1,430	16,113	407	566	111	—	20,725	2,107	10,421	9,754
Satisfactory	5,770	1,312	13,556	592	1,423	283	—	22,936	5,948	10,850	10,716
Sub-standard	915	117	4,665	—	615	35	1	6,348	940	4,469	3,693
Credit impaired	492	256	6,469	117	240	22	23	7,619	535	5,985	4,554
At 31 Dec 2024	13,938	3,854	49,909	1,253	2,844	469	66	72,333	14,405	36,247	33,201
The Hong Kong CRE portfolio (excluding exposure to mainland China borrowers) saw further negative migration in the first half of 2025 as a result of ongoing market challenges. This was predominantly driven by a continued deterioration in the secured book, which accounts for
58% of the total portfolio (31 December 2024: 54%).
‘Sub-standard’ and ‘credit impaired’ exposures increased to $8.5bn
(31 December 2024: $8.2bn), of which 94% was secured
(31 December 2024: 92%). As at 30 June 2025, the weighted average loan to value (‘LTV’):
–of performing exposures rated ‘sub-standard’ was 45%
(31 December 2024: 46%). There is immaterial exposure with an
LTV of greater than 70% (31 December 2024: $1.2bn);
–of ‘credit impaired’ exposures was 67% (31 December 2024:
58%). Within this portfolio, $1.4bn has an LTV of greater than 70%
(31 December 2024: $1.2bn).
Collateral information and LTV calculation is based on total limits, inclusive of off-balance sheet commitments, of $43.9bn as of 30 June
2025 (31 December 2024: $49.2bn).
The unsecured portfolio remained stable in size and quality, with limited ‘credit impaired’ levels and 93% rated ‘strong’ or
‘good’ (31 December 2024: 93%). Unsecured exposures are typically granted to strong, listed Hong Kong CRE developers, which
commonly are members of conglomerate groups with diverse cash flows.
The market conditions are expected to remain challenging overall although the residential property market has benefited from the relaxation of government restrictions, with a continued stabilisation in transaction levels observed since 2024. Commercial property
nevertheless faces continued downward pressure as over-supply continues to negatively impact both rents and capital values. Collateral buffers decrease as valuations are updated in line with our existing practice. This resulted in higher levels of ECL allowances in the first half of 2025, particularly in the ‘credit impaired’ portfolio. ECL allowances were also driven by a combination of continued negative migration and impact from model changes. While the recent reduction in HIBOR should provide short-term liquidity and debt serviceability relief to borrowers operating in this sector, property price pressure is likely to persist until economic conditions and sentiment improve.
Further credit migration is, therefore, expected in the second half of
2025.
We continue to closely assess and manage the risk in the portfolio, including through portfolio reviews and stress testing. Vulnerable borrowers, including those with debt serviceability challenges and higher LTV levels, are subject to heightened monitoring and
management.
Refinance risk in commercial real estate
Commercial real estate lending tends to require the repayment of a significant proportion of the principal at maturity. Typically, a customer will arrange repayment through the acquisition of a new loan to settle the existing debt.
Refinance risk is the risk that a customer, being unable to repay the debt on maturity, fails to refinance it at commercial terms. We monitor our commercial real estate portfolio closely, assessing indicators for signs of potential issues with refinancing.

HSBC Holdings plc Interim Report 2025 on Form 6-K
64

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Commercial real estate gross loans and advances to customers maturity analysis
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
< 1 year	4,667	1,235	21,629	464	1,148	100	22	29,265	5,052	16,659
1–2 years	3,357	756	10,867	170	968	198	19	16,335	3,526	7,638
2–5 years	7,267	1,603	14,306	394	403	141	28	24,142	7,276	8,752
> 5 years	636	511	2,221	178	11	123	—	3,680	640	1,461
At 30 Jun 2025	15,927	4,105	49,023	1,206	2,530	562	69	73,422	16,494	34,510

< 1 year	3,488	846	22,244	455	1,084	111	20	28,248	3,826	18,204
1–2 years	3,303	876	11,213	162	603	142	6	16,305	3,373	7,196
2–5 years	6,634	1,600	14,079	447	1,145	143	40	24,088	6,685	9,254
> 5 years	513	532	2,373	189	12	73	—	3,692	521	1,593
At 31 Dec 2024	13,938	3,854	49,909	1,253	2,844	469	66	72,333	14,405	36,247
The following table presents the Group’s exposure to borrowers classified in the commercial real estate sector where the ultimate parent is based in mainland China, as well as all commercial real estate exposures booked on mainland China balance sheets. In addition to CRE as defined in our primary CRE disclosure above, this table includes financing provided to a corporate or financial entity for the purchase or financing of a property that supports the overall operations of the business. This provides a more comprehensive view of our mainland China CRE exposures. The exposures at 30 June
2025 are split by country/territory and credit quality including allowances for ECL by stage.

Mainland China commercial real estate
	At 30 Jun 2025				At 31 Dec 2024
	Hong Kong	Mainland China	Rest of the Group	Total	Hong Kong	Mainland China	Rest of the Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers[1]	2,900	3,598	203	6,701	3,161	3,694	303	7,158
Guarantees issued and others[2]	88	12	14	114	80	16	5	101
Total mainland China commercial real estate exposure	2,988	3,610	217	6,815	3,241	3,710	308	7,259
Distribution of mainland China commercial real estate exposure by credit quality
Strong	261	2,009	77	2,347	118	1,817	109	2,044
Good	434	484	74	992	578	595	1	1,174
Satisfactory	171	618	64	853	196	899	49	1,144
Sub-standard	701	239	1	941	777	136	149	1,062
Credit impaired	1,421	260	1	1,682	1,572	263	—	1,835
Total	2,988	3,610	217	6,815	3,241	3,710	308	7,259

Allowance for ECL by credit quality
Strong	—	(5)	—	(5)	—	(4)	—	(4)
Good	(1)	(3)	—	(4)	—	(3)	—	(3)
Satisfactory	—	(9)	—	(9)	—	(13)	—	(13)
Sub-standard	(158)	(74)	—	(232)	(261)	(30)	(17)	(308)
Credit impaired	(692)	(89)	—	(781)	(749)	(81)	—	(830)
Total	(851)	(180)	—	(1,031)	(1,010)	(131)	(17)	(1,158)

Allowance for ECL by stage distribution
Stage 1	—	(8)	—	(8)	—	(9)	—	(9)
Stage 2	(159)	(83)	—	(242)	(261)	(41)	(17)	(319)
Stage 3	(684)	(88)	—	(772)	(743)	(81)	—	(824)
POCI	(9)	—	—	(9)	(6)	—	—	(6)
Total	(852)	(179)	—	(1,031)	(1,010)	(131)	(17)	(1,158)

ECL coverage %	28.5	5.0	—	15.1	31.2	3.5	5.5	16.0
1Amounts represent gross carrying amount.
2Amounts represent nominal amount for guarantees and other contingent liabilities.
The mainland China commercial real estate portfolio continues to face challenges as market fundamentals remain weak with heightened refinancing risk. The portfolio of loans booked in Hong Kong remains impacted by these challenges but continues to reduce due to
repayments and write-offs. ECL allowances are primarily held against unsecured exposures, but are broadly stable.
Approximately 60% of the performing exposure in the mainland China
CRE portfolio booked in Hong Kong is lending to state-owned
enterprises and relatively strong privately-owned enterprises. This is reflected in the relatively low allowances for ECL in this part of the portfolio.
The onshore portfolio booked in mainland China remains of higher credit quality, with lower ECL allowances reflecting collateral held.
The portfolio continues to rebalance in favour of Strong-rated borrowers.
Market conditions nevertheless remain weak. Government stimulus measures have not yet triggered a meaningful recovery in underlying demand for housing, although some stabilisation has been seen in certain cities. Financing conditions and liquidity for borrowers operating in the real estate sector therefore remains constrained, particularly for privately-owned enterprises. A full recovery is likely to be protracted and dependent on a sustained improvement in
underlying sentiment, as well as further government support.
The Group has additional exposures to mainland China commercial real estate as a result of lending to multinational corporates booked outside of mainland China, which is not incorporated in the table above.

HSBC Holdings plc Interim Report 2025 on Form 6-K
65

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Supplementary information
The following disclosures present wholesale and retail loans and advances to customers at amortised cost by country/territory.

Wholesale lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	Corporate and commercial	of which: real estate and construction[1]	Non-bank financial institutions	Total	Corporate and commercial	of which: real estate and construction[1]	Non-bank financial institutions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
UK	113,720	20,293	23,865	137,585	(1,349)	(272)	(62)	(1,411)
– of which: HSBC UK Bank plc (ring- fenced bank)	90,555	19,272	11,263	101,818	(1,203)	(244)	(24)	(1,227)
– of which: HSBC Bank plc (non- ring-fenced bank)	23,165	1,021	12,602	35,767	(146)	(28)	(38)	(184)
France	28,037	4,323	10,599	38,636	(303)	(73)	(13)	(316)
Germany	6,614	351	298	6,912	(188)	—	—	(188)
Hong Kong	118,236	39,968	17,636	135,872	(3,115)	(1,819)	(112)	(3,227)
Australia	13,356	4,857	4,165	17,521	(37)	(4)	—	(37)
India	13,529	2,435	7,484	21,013	(62)	(6)	(11)	(73)
Indonesia	3,656	159	568	4,224	(66)	—	(1)	(67)
Mainland China	28,023	5,383	8,988	37,011	(268)	(167)	(7)	(275)
Malaysia	5,683	1,238	230	5,913	(39)	(10)	—	(39)
Singapore	17,327	3,407	2,390	19,717	(197)	(56)	(2)	(199)
Taiwan	3,943	19	—	3,943	(1)	—	—	(1)
Egypt	821	37	37	858	(118)	(24)	—	(118)
UAE	14,320	1,717	1,913	16,233	(443)	(321)	(1)	(444)
US	25,934	4,128	9,277	35,211	(333)	(141)	(29)	(362)
Mexico	11,245	708	1,333	12,578	(236)	(30)	(17)	(253)
Other	27,824	3,055	1,859	29,683	(384)	(142)	(9)	(393)
At 30 Jun 2025	432,268	92,078	90,642	522,910	(7,139)	(3,065)	(264)	(7,403)

UK	102,245	17,540	21,771	124,016	(1,412)	(289)	(234)	(1,646)
– of which: HSBC UK Bank plc (ring- fenced bank)	79,833	16,722	10,268	90,101	(1,146)	(260)	(54)	(1,200)
– of which: HSBC Bank plc (non-ring- fenced bank)	22,412	818	11,503	33,915	(266)	(29)	(180)	(446)
France	25,950	3,986	7,222	33,172	(257)	(42)	(9)	(266)
Germany	6,256	264	421	6,677	(153)	—	—	(153)
Hong Kong	118,332	42,042	17,846	136,178	(2,922)	(1,494)	(112)	(3,034)
Australia	12,532	4,509	2,931	15,463	(30)	(3)	—	(30)
India	12,540	2,581	6,425	18,965	(45)	(5)	(6)	(51)
Indonesia	3,132	184	356	3,488	(109)	(44)	—	(109)
Mainland China	29,930	5,326	8,044	37,974	(222)	(117)	(6)	(228)
Malaysia	5,773	1,067	278	6,051	(40)	(10)	—	(40)
Singapore	17,267	3,266	1,830	19,097	(234)	(80)	(1)	(235)
Taiwan	3,848	60	—	3,848	—	—	—	—
Egypt	777	32	51	828	(115)	(20)	—	(115)
UAE	13,278	1,809	1,589	14,867	(408)	(258)	—	(408)
US	24,084	4,028	10,348	34,432	(246)	(106)	(47)	(293)
Mexico	10,318	525	1,407	11,725	(201)	(9)	(11)	(212)
Other	24,422	2,844	1,945	26,367	(361)	(121)	(10)	(371)
At 31 Dec 2024	410,684	90,063	82,464	493,148	(6,755)	(2,598)	(436)	(7,191)
1Real estate lending within this disclosure corresponds solely to the industry of the borrower. ‘Commercial real estate’ on page 62 includes borrowers in multiple industries investing in income-producing assets and, to a lesser extent, their construction and development.

HSBC Holdings plc Interim Report 2025 on Form 6-K
66

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Personal lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	First lien residential mortgages	Other personal	of which: credit cards	Total	First lien residential mortgages	Other personal	of which: credit cards	Total
	$m	$m	$m	$m	$m	$m	$m	$m
UK	190,011	24,041	8,820	214,052	(165)	(654)	(335)	(819)
– of which: HSBC UK Bank plc (ring-fenced bank)	185,564	20,288	8,728	205,852	(156)	(624)	(334)	(780)
– of which: HSBC Bank plc (non-ring-fenced bank)	4,447	3,753	92	8,200	(9)	(30)	(1)	(39)
France	24	8	—	32	(12)	(7)	—	(19)
Hong Kong	106,563	32,883	9,012	139,446	(6)	(420)	(287)	(426)
Australia	24,141	462	427	24,603	(9)	(9)	(9)	(18)
India	2,243	957	314	3,200	(3)	(21)	(18)	(24)
Indonesia	41	241	155	282	(2)	(12)	(6)	(14)
Mainland China	5,727	618	186	6,345	(15)	(35)	(28)	(50)
Malaysia	3,415	1,272	1,002	4,687	(20)	(66)	(39)	(86)
Singapore	6,025	7,290	625	13,315	—	(65)	(33)	(65)
Taiwan	6,819	1,618	417	8,437	—	(16)	(5)	(16)
Egypt	—	361	99	361	—	(2)	(1)	(2)
UAE	2,244	1,395	559	3,639	(4)	(56)	(34)	(60)
US	21,827	638	177	22,465	(13)	(15)	(13)	(28)
Mexico	8,148	5,560	2,374	13,708	(189)	(772)	(386)	(961)
Other	6,971	7,412	756	14,383	(78)	(74)	(36)	(152)
At 30 Jun 2025	384,199	84,756	24,923	468,955	(516)	(2,224)	(1,230)	(2,740)

UK	170,809	21,426	8,016	192,235	(139)	(540)	(284)	(679)
– of which: HSBC UK Bank plc (ring-fenced bank)	166,709	18,029	7,933	184,738	(132)	(534)	(283)	(666)
– of which: HSBC Bank plc (non-ring-fenced bank)	4,100	3,397	83	7,497	(7)	(6)	(1)	(13)
France	377	6,601	1	6,978	(12)	(12)	—	(24)
Hong Kong	107,759	31,676	10,165	139,435	(5)	(421)	(291)	(426)
Australia	22,154	407	372	22,561	(7)	(9)	(8)	(16)
India	1,984	865	265	2,849	(3)	(18)	(14)	(21)
Indonesia	46	323	142	369	(3)	(11)	(6)	(14)
Mainland China	6,087	771	227	6,858	(12)	(42)	(33)	(54)
Malaysia	3,252	1,198	938	4,450	(23)	(62)	(36)	(85)
Singapore	5,802	6,653	571	12,455	—	(56)	(28)	(56)
Taiwan	5,788	1,424	340	7,212	—	(15)	(4)	(15)
Egypt	—	321	89	321	—	(1)	—	(1)
UAE	2,082	1,338	543	3,420	(3)	(55)	(31)	(58)
US	21,021	653	195	21,674	(12)	(16)	(14)	(28)
Mexico	7,488	5,320	2,242	12,808	(167)	(719)	(339)	(886)
Other	6,681	6,919	809	13,600	(87)	(74)	(39)	(161)
At 31 Dec 2024	361,330	85,895	24,915	447,225	(473)	(2,051)	(1,127)	(2,524)

HSBC Holdings plc Interim Report 2025 on Form 6-K
67

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Treasury risk
Overview
Treasury risk is the risk of having insufficient capital, liquidity or funding resources to meet financial obligations and satisfy regulatory requirements. This includes the risk of an adverse impact on earnings or capital due to structural and transactional foreign exchange exposures, as well as changes in market interest rates, together with pension risk and insurance risk.
Key developments in the first half of
2025
–The Group continues to maintain and benefit from a healthy
capital, liquidity and funding position, which has not been
materially impacted by the periods of volatility in the macro environment and global markets during the first half of the year.
–See page 16 for a summary of key risks including geopolitical and macroeconomic risks that we are managing.
ÑFor quantitative disclosures on capital ratios, own funds and RWAs, see pages 67 to 69. For quantitative disclosures on liquidity and funding metrics, see pages 70 to 71. For quantitative disclosures on interest rate risk in the banking book, see pages 71 to 72.
Capital, liquidity and funding risk
management processes
A summary of our risk management approach and processes is set out on pages 200 to 203 of our Annual Report and Accounts 2024.
HSBC Holdings is the provider of minimum requirement for own funds and eligible liabilities (‘MREL’) to its subsidiaries, including equity and non-equity capital. These investments are funded by HSBC
Holdings’ own equity capital and MREL-eligible debt. HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and its investments in subsidiaries.
MREL includes own funds and liabilities that can be written down or converted into capital resources in order to absorb losses or recapitalise a bank in the event of its failure.
As a matter of long-standing policy, HSBC Holdings retains a substantial holdings capital buffer comprising cash and other high-
quality liquid assets, which we seek to manage within our target operating range of $19bn to $24bn.
For a description of our resolution groups and approach to stress testing and resolution planning, see pages 201 and 202 of the Annual
Report and Accounts 2024.
ÑFor details on ‘Regulatory developments’, see our Pillar 3 Disclosures at
30 June 2025, which is expected to be published on or around 6 August
2025, at www.hsbc.com/investors.
Measurement of interest rate risk in the
banking book processes
A summary of our risk management approach and processes is set out on page 202 of our Annual Report and Accounts 2024.
ÑFor further details, see the ‘Economic value of equity and net interest income sensitivity’ section in our Pillar 3 Disclosures at 30 June 2025, which is expected to be published on or around 6 August 2025, at www.hsbc.com/
investors.
Capital risk in the first half of 2025
Capital overview

Capital and liquidity adequacy metrics
	At
	30 Jun 2025	31 Dec 2024
Risk-weighted assets (‘RWAs’) ($bn)
Credit risk	703.6	657.9
Counterparty credit risk	41.4	37.7
Market risk	32.5	36.2
Operational risk	109.4	106.5
Total RWAs	886.9	838.3
Capital on a transitional basis ($bn)
Common equity tier 1 capital	129.8	124.9
Tier 1 capital	150.6	144.1
Total capital	178.5	172.4
Capital ratios on a transitional basis (%)
Common equity tier 1 ratio	14.6	14.9
Tier 1 ratio	17.0	17.2
Total capital ratio	20.1	20.6
Capital on an end point basis ($bn)
Common equity tier 1 capital	129.8	124.9
Tier 1 capital	150.6	144.1
Total capital	178.5	168.5
Capital ratios on an end point basis (%)
Common equity tier 1 ratio	14.6	14.9
Tier 1 ratio	17.0	17.2
Total capital ratio	20.1	20.1
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	678.1	649.2
Total net cash outflow ($bn)	485.5	470.7
LCR (%)	140	138
References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulations and directives, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be
subsequently amended under UK law.
Capital figures and ratios in the previous table are calculated in accordance with the regulatory requirements of the Capital
Requirements Regulation and Directive, the CRR II regulation and the
Prudential Regulation Authority (‘PRA’) Rulebook (‘CRR II’). Effective
1 January 2025, the IFRS 9 transitional arrangements came to an end, followed by the end of the CRR II grandfathering provisions on
28 June 2025. Accordingly, our current period numbers are the same on both the transitional and end-point basis.
The liquidity coverage ratio is based on the average value of the preceding 12 months.
Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.

HSBC Holdings plc Interim Report 2025 on Form 6-K
68

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Own funds

Own funds disclosure
		30 Jun 2025	31 Dec 2024
Ref*		$m	$m
6	Common equity tier 1 capital before regulatory adjustments	170,986	164,071
28	Total regulatory adjustments to common equity tier 1	(41,167)	(39,160)
29	Common equity tier 1 capital	129,819	124,911
36	Additional tier 1 capital before regulatory adjustments	20,870	19,286
43	Total regulatory adjustments to additional tier 1 capital	(70)	(70)
44	Additional tier 1 capital	20,800	19,216
45	Tier 1 capital	150,619	144,127
51	Tier 2 capital before regulatory adjustments	29,220	29,334
57	Total regulatory adjustments to tier 2 capital	(1,343)	(1,075)
58	Tier 2 capital	27,877	28,259
59	Total capital	178,496	172,386
	Capital ratios	%	%
61	Common equity tier 1 ratio	14.6	14.9
62	Tier 1 ratio	17.0	17.2
63	Total capital ratio	20.1	20.6
*These are references to lines prescribed in the Pillar 3 ‘Own funds disclosure’ template.
At 30 June 2025, our common equity tier 1 (‘CET1’) capital ratio decreased to 14.6% from 14.9% at 31 December 2024, driven by an increase in RWAs of $48.6bn, partly offset by an increase in CET1 capital of $4.9bn. The overall decrease in our CET1 ratio during the period was primarily contributed by:
–a 0.4 percentage point decrease driven by higher RWAs mainly from asset size movements;
–a 0.2 percentage point net decrease from strategic transactions;
–a 0.1 percentage point decrease from regulatory deductions, partly offset by the FVOCI reserve and other movements;
–a 0.2 percentage point increase from capital generation, mainly through regulatory profits less dividends, adjusted for the share buy-backs announced along with our 4Q24 and 1Q25 results; and
–a 0.1 percentage point increase from the favourable impact of foreign exchange fluctuations.
At 30 June 2025, our Pillar 2A requirement, set by the PRA’s
Individual Capital Requirement based on a point-in-time assessment, was equivalent to 2.6% of RWAs, of which 1.5% was met by CET1 capital. Throughout the first half of 2025, we complied with the PRA’s regulatory capital adequacy requirements.
Risk-weighted assets

RWAs by business segment
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	118.6	132.0	291.7	74.1	87.2	703.6
Counterparty credit risk	0.1	0.1	39.3	0.7	1.2	41.4
Market risk	0.1	—	25.1	0.5	6.8	32.5
Operational risk	21.8	20.9	55.1	15.7	(4.1)	109.4
At 30 Jun 2025	140.6	153.0	411.2	91.0	91.1	886.9
At 31 Dec 2024	143.7	133.5	388.0	85.7	87.4	838.3

RWAs by legal entities[1]
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	134.9	81.9	322.6	18.9	62.7	25.9	45.6	11.1	703.6
Counterparty credit risk	0.4	22.2	11.6	0.7	3.9	0.8	1.8	—	41.4
Market risk[2]	0.2	22.1	27.4	1.4	3.1	0.7	1.2	2.1	32.5
Operational risk[3]	22.5	21.6	55.2	4.6	7.7	5.3	4.8	(12.3)	109.4
At 30 Jun 2025	158.0	147.8	416.8	25.6	77.4	32.7	53.4	0.9	886.9
At 31 Dec 2024	138.3	137.6	402.8	26.6	74.4	29.7	50.7	(0.6)	838.3
1Balances are on a third-party Group consolidated basis.
2Market risk RWAs are non-additive across the legal entities due to diversification effects within the Group.
3    Following the receipt of a PRA waiver in 2025, operational risk RWAs are excluded for the disposal of our business in Argentina and the sale of our retail banking operations in France.

HSBC Holdings plc Interim Report 2025 on Form 6-K
69

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

RWA movement by legal entities by key driver[1]
	Credit risk, counterparty credit risk and operational risk
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2025	138.1	111.5	379.8	24.5	71.7	29.2	49.4	(2.1)	36.2	838.3
Asset size	6.9	3.6	2.5	0.1	2.7	0.2	3.8	0.2	(3.7)	16.3
Asset quality	0.7	0.7	5.2	(0.3)	(1.0)	—	(0.1)	—	—	5.2
Model updates	—	—	0.2	(0.2)	—	—	—	—	—	—
Methodology and policy	(0.2)	1.7	(2.7)	(0.1)	0.8	0.2	0.4	1.3	—	1.4
Acquisitions and disposals	—	(0.5)	—	—	—	—	(1.5)	(1.0)	—	(3.0)
Foreign exchange movements[2]	12.3	8.7	4.4	0.2	0.1	2.4	0.2	0.4	—	28.7
Total RWA movement	19.7	14.2	9.6	(0.3)	2.6	2.8	2.8	0.9	(3.7)	48.6
RWAs at 30 Jun 2025	157.8	125.7	389.4	24.2	74.3	32.0	52.2	(1.2)	32.5	886.9
1Balances are on a third-party Group consolidated basis.
2Credit risk foreign exchange movements in this disclosure are computed by retranslating the RWAs into US dollars based on the underlying transactional currencies and other movements in the table are presented on a constant currency basis.

RWA movement by business segment by key driver
	Credit risk, counterparty credit risk and operational risk
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2025	142.0	133.5	360.7	85.6	80.3	36.2	838.3
Asset size	(1.0)	7.1	8.4	2.0	3.5	(3.7)	16.3
Asset quality	2.5	0.7	2.1	(0.3)	0.2	—	5.2
Model updates	0.1	—	(0.1)	—	—	—	—
Methodology and policy	(2.5)	(0.4)	3.4	0.2	0.7	—	1.4
Acquisitions and disposals	—	—	(1.0)	(0.5)	(1.5)	—	(3.0)
Foreign exchange movements[1]	(0.6)	12.1	12.6	3.5	1.1	—	28.7
Total RWA movement	(1.5)	19.5	25.4	4.9	4.0	(3.7)	48.6
RWAs at 30 Jun 2025	140.5	153.0	386.1	90.5	84.3	32.5	886.9
1Credit risk foreign exchange movements in this disclosure are computed by retranslating RWAs into US dollars based on the underlying transactional currencies and other movements in the table are presented on a constant currency basis.
During the first half of the year, RWAs increased by $48.6bn, including a rise of $28.7bn due to foreign currency translation differences. The remaining $19.9bn increase in RWAs was mainly attributable to asset size movements.
Asset size
CIB RWAs rose by $8.4bn, due to an increase in corporate lending, mainly in the US, UK and Asia. A further increase was due to a rise in the derivatives portfolio driven by client activity and favourable yields, mainly in the UK.
In our UK business segment, RWAs increased by $7.1bn, primarily due to higher corporate lending.
Corporate Centre RWAs increased by $3.5bn, largely driven by a rise in SAB corporate exposures.
IWPB RWAs increased by $2.0bn, mainly due to an increase in our asset management exposures and the value of our insurance
business.
In our Hong Kong business, RWAs decreased by $1.0bn due to a fall in corporate and retail lending.
The $3.7bn decrease in market risk RWAs was attributable to
reductions in modelled measures, primarily stressed value at risk
(‘SVaR’), as periods of greater volatility dropped out of the data, and changes in the risk profile of interest rates and foreign exchange.
Asset quality
The $5.2bn increase in RWAs was mainly due to unfavourable credit risk migrations in our Hong Kong, CIB and UK business segments.
Acquisitions and disposals
RWAs decreased by $3.0bn, due to the PRA waiver granted in 2025 for the exclusion of operational risk RWAs associated with the sale of our retail banking operations in France and disposal of our business in
Argentina. Additionally, we sold the ADRs in Galicia received as purchase consideration from the sale of our business in Argentina.
Methodology and policy
The $1.4bn increase in RWAs was primarily due to methodology changes in CIB, partly offset by credit risk parameter refinements in
CIB and our Hong Kong business.
Leverage ratio

	At
	30 Jun 2025	31 Dec 2024
	$bn	$bn
Tier 1 capital (leverage)	150.6	144.1
Total leverage ratio exposure	2,792.9	2,571.1
	%	%
Leverage ratio	5.4	5.6
Our leverage ratio was 5.4% at 30 June 2025, down from 5.6% at
31 December 2024. The increase in the leverage exposures led to a
0.4 percentage point fall in the leverage ratio, primarily due to growth in the balance sheet and the impact of foreign currency translation differences, which was partly offset by a 0.2 percentage point increase due to an increase in tier 1 capital.
At 30 June 2025, our UK minimum leverage ratio requirement of
3.25% was supplemented by a leverage ratio buffer of 0.9%, made up of an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.2%. These buffers translated into capital values of $19.6bn and $5.6bn respectively. We exceeded these leverage requirements throughout 1H25.

HSBC Holdings plc Interim Report 2025 on Form 6-K
70

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Liquidity and funding risk in the first half of 2025
Liquidity metrics
At 30 June 2025, all of the Group’s material operating entities were above regulatory minimum levels.
There have been no material changes to liquidity and funding risk methodology in the first half of 2025. See page 207 of our Annual
Report and Accounts 2024 for further details.

Operating entities’ liquidity
	At 30 Jun 2025				At 31 Dec 2024
	LCR[5]	HQLA	Net outflows	NSFR[5]	LCR[5]	HQLA	Net outflows	NSFR[5]
	%	$bn	$bn	%	%	$bn	$bn	%
HSBC UK Bank plc (ring-fenced bank)[1]	186	122	65	151	190	117	61	154
HSBC Bank plc (non-ring-fenced bank)[2]	154	145	94	117	148	138	93	115
The Hongkong and Shanghai Banking Corporation Limited – Hong Kong branch[3]	195	162	83	125	191	145	76	124
HSBC Singapore[4]	252	35	14	177	287	32	11	184
Hang Seng Bank	329	64	19	183	299	57	19	174
HSBC Bank China	193	26	14	147	191	27	14	147
HSBC Bank USA	166	82	49	129	167	80	48	127
HSBC Continental Europe	144	87	60	142	149	82	55	139
HSBC Bank Middle East – UAE branch	241	15	6	148	251	14	6	151
HSBC Bank Mexico	162	9	5	115	164	9	6	125
1HSBC UK Bank plc refers to the HSBC UK liquidity group, which comprises four legal entities: HSBC UK Bank plc, Marks and Spencer Financial Services plc,
HSBC Private Bank (UK) Limited and HSBC Innovation Bank Limited. HSBC Trust Company (UK) Limited was included in the HSBC UK liquidity group until
28 February 2025 when the entity was sold. The HSBC UK liquidity group is managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the PRA.
2HSBC Bank plc includes overseas branches and special purpose entities consolidated by HSBC for financial statements purposes.
3The Hongkong and Shanghai Banking Corporation Limited – Hong Kong branch represents the material activities of The Hongkong and Shanghai Banking
Corporation Limited. It is monitored and controlled for liquidity and funding risk purposes as a stand-alone operating entity.
4HSBC Singapore includes HSBC Bank (Singapore) Limited and The Hongkong and Shanghai Banking Corporation Limited – Singapore branch. Liquidity and funding risk is monitored and controlled at country level in line with the local regulator’s approval.
5The LCR and NSFR ratios presented in the above table are based on average values. The LCR is the average of the preceding 12 months. The NSFR is the average of the preceding four quarters.
Consolidated liquidity metrics
Liquidity coverage ratio
At 30 June 2025, the average high-quality liquid assets (‘HQLA’) held at entity level amounted to $833bn (31 December 2024: $790bn), an increase of $43bn. The Group consolidation methodology includes a deduction to reflect the impact of limitations in the transferability of entity liquidity around the Group. This resulted in an adjustment of
$155bn to liquidity coverage ratio (‘LCR’) HQLA and $6bn to LCR inflows on an average basis.

	At1
	30 Jun 2025	30 Jun 2024	31 Dec 2024
	$bn	$bn	$bn
High-quality liquid assets (in entities)	833	780	790
Group LCR HQLA[2]	678	646	649
Net outflows[2]	486	472	471
Liquidity coverage ratio (%)	140	137	138
Adjustment for transfer restrictions[2]	(161)	(141)	(147)
1Group LCR numbers above are based on average month-end values of the preceding 12 months.
2These include a total adjustment for transfer restrictions on a 12-month average basis of $161bn as at 30 June 2025, of which a $155bn deduction applied to LCR HQLA and $6bn to LCR inflows.
Liquid assets
After the $155bn adjustment, the Group LCR HQLA of $678bn
(31 December 2024: $649bn) was held in a range of asset classes and currencies. Of these, 96% were eligible as Level 1
(31 December 2024: 95%).
The following tables reflect the composition of the liquidity pool by asset type and currency at 30 June 2025.

Liquidity pool by asset type[1]
	Liquidity pool	Cash	Level 1[2]	Level 2[2]
	$bn	$bn	$bn	$bn
Cash and balance at central bank	259	259	—	—
Central and local government bonds	382	—	361	21
Regional government and public sector entities	2	—	2	—
International organisation and multilateral development banks	24	—	24	—
Covered bonds	8	—	2	6
Other	3	—	—	3
Total at 30 Jun 2025	678	259	389	30
Total at 31 Dec 2024	649	266	349	34
1Group liquid assets numbers are based on average month-end values over the preceding 12 months.
2As defined in EU and PRA regulation, Level 1 assets means ‘assets of extremely high liquidity and credit quality’, and Level 2 assets means ‘assets of high liquidity and credit quality’.

Liquidity pool by currency[1]
	$	£	€	HK$	Other	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Liquidity pool at 30 Jun 2025	214	173	124	42	125	678
Liquidity pool at 31 Dec 2024	196	170	113	47	123	649
1Group liquid assets numbers are based on average month-end values over the preceding 12 months.

HSBC Holdings plc Interim Report 2025 on Form 6-K
71

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Sources of funding
The following tables provide a view of how our consolidated balance sheet is funded, and an analysis according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities.
In 1H25, the level of customer accounts continued to exceed the level of loans and advances to customers. The positive funding gap was predominantly deployed in liquid assets.
ÑSee page 209 of our Annual Report and Accounts 2024 for further details.

Funding sources
	At
	30 Jun 2025	31 Dec 2024
	$m	$m
Customer accounts	1,718,604	1,654,955
Deposits by banks	97,782	73,997
Repurchase agreements – non-trading	195,532	180,880
Debt securities in issue	102,129	105,785
Cash collateral, margin, settlement accounts and items in course of transmission to other banks	112,850	82,732
Liabilities of disposal groups held for sale	46,165	29,011
Subordinated liabilities	27,569	25,958
Financial liabilities designated at fair value	163,589	138,727
Insurance contract liabilities	118,297	107,629
Trading liabilities	70,653	65,982
– repos	13,954	14,806
– stock lending	2,907	3,525
– other trading liabilities	53,792	47,651
Total equity	199,869	192,273
Other balance sheet liabilities	361,332	359,119
	3,214,371	3,017,048

Funding uses
	At
	30 Jun 2025	31 Dec 2024
	$m	$m
Loans and advances to customers	981,722	930,658
Loans and advances to banks	107,582	102,039
Reverse repurchase agreements – non-trading	283,204	252,549
Cash collateral, margin, settlement accounts and items in course of collection from other banks	116,625	78,538
Assets held for sale	38,978	27,234
Trading assets	333,745	314,842
– reverse repos	19,194	16,823
– stock borrowing	9,478	8,374
– other trading assets	305,073	289,645
Financial investments	547,955	493,166
Cash and balances with central banks	246,360	267,674
Other balance sheet assets	558,200	550,348
	3,214,371	3,017,048
Interest rate risk in the banking book in 2025
Banking net interest income sensitivity
Banking NII sensitivity is the sensitivity of our banking net interest income to interest rate shocks over a 12-month period.
There have been no changes to our methodology or basis of
preparation for the calculation of banking NII sensitivity in the first half of 2025. For details, see page 202 of our Annual Report and Accounts
2024. For further details on banking NII, see page 18.
The following tables set out the assessed impact to a hypothetical base case projection of our banking NII under an immediate shock of
100bps to the current market-implied path of interest rates across all currencies on 30 June 2025.
An immediate interest rate rise of 100bps would increase projected banking NII by $2.2bn. An immediate interest rate fall of 100bps would decrease projected banking NII by $3.1bn.
The sensitivity of banking NII for the 12 months as at 30 June 2025 increased by $0.1bn in the plus 100bps parallel shock, and by $0.2bn in the minus 100bps parallel shock, when compared with
31 December 2024. The drivers of the increase in banking NII sensitivity include change in balance sheet mix and FX impacts, offset by stabilisation activities. The currency split of banking NII sensitivity changes depending on the optimal deployment of cash at a point in time, which will change period on period.

Banking NII sensitivity to an instantaneous change in yield curves (12 months) – Year 1 sensitivity by currency
	Currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jul 2025 to Jun 2026 (based on balance sheet at 30 Jun 2025)
+100bps parallel	544	329	243	212	884	2,212
-100bps parallel	(861)	(634)	(390)	(249)	(983)	(3,117)
Change in Jan 2025 to Dec 2025 (based on balance sheet at 31 Dec 2024)
+100bps parallel	572	220	219	301	821	2,133
-100bps parallel	(862)	(403)	(353)	(314)	(954)	(2,886)

Banking NII sensitivity to an instantaneous down 100bps parallel change in yield curves – Year 2 and Year 3 sensitivity by currency
	Currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in banking NII (based on balance sheet at 30 Jun 2025)
Year 2 (Jul 2026 to Jun 2027)	(1,203)	(704)	(682)	(348)	(1,361)	(4,298)
Year 3 (Jul 2027 to Jun 2028)	(1,420)	(764)	(1,165)	(404)	(1,516)	(5,269)
Change in banking NII (based on balance sheet at 31 Dec 2024)
Year 2 (Jan 2026 to Dec 2026)	(1,226)	(509)	(563)	(444)	(1,333)	(4,075)
Year 3 (Jan 2027 to Dec 2027)	(1,531)	(550)	(1,022)	(504)	(1,449)	(5,056)

HSBC Holdings plc Interim Report 2025 on Form 6-K
72

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Non-trading portfolios
Value at risk of the non-trading portfolios
Non-trading portfolios comprise of positions that primarily arise from the interest rate management of our retail and wholesale banking assets and liabilities, financial investments measured at fair value through other comprehensive income (‘FVOCI’) or at amortised cost.
A summary of the methodology for our value at risk (‘VaR’) of non-
trading portfolios can be found on page 212 of our Annual Report and
Accounts 2024. Insurance operations were excluded from non-trading
VaR as of 30 June 2025, which resulted in an immaterial impact.
Details on insurance operations can be found on page 74, and the market risk impact of insurance operations on page 233 of the Annual
Report and Accounts 2024.
The VaR for non-trading activity remained stable at $545m at 30 June
2025, compared with $554m at 31 December 2024 as an increase in the duration risk of the portfolio was largely offset by a decrease in the historical volatility calibrated by the model.
The average portfolio diversification effect between interest rate and credit spread exposure decreased during the period to $119m from
$221m.
The Group non-trading VaR for the half-year to 30 June 2025 is shown in the following table.

Non-trading VaR, 99% 10 day
	Interest rate	Credit spread	Portfolio diversification[1]	Total
	$m	$m	$m	$m
Half-year to 30 Jun 2025	446.6	217.5	(118.8)	545.3
Average	455.4	207.1	(126.7)	535.8
Maximum	575.3	240.0		617.5
Minimum	378.9	181.3		458.0

Half-year to 30 Jun 2024	682.4	333.2	(224.1)	791.5
Average	740.5	337.2	(241.4)	836.3
Maximum	1,000.6	369.1		1,097.6
Minimum	474.2	324.3		572.2

Half year to 31 Dec 2024	528.4	246.1	(220.7)	553.8
Average	466.9	292.9	(204.5)	555.3
Maximum	691.3	342.4		799.5
Minimum	292.1	242.4		408.7
1When VaR is calculated at a portfolio level, natural offsets in risk can occur when compared with aggregating VaR at the asset class level. This difference is called portfolio diversification. The asset class VaR maxima and minima reported in the table occurred on different dates within the reporting period. For this reason, we do not report an implied portfolio diversification measure between the maximum (minimum) asset class VaR measures and the maximum (minimum) total VaR measures in this table.
Non-trading VaR excludes equity risk on securities held at fair value, non-trading book foreign exchange risk, insurance operations and the risks managed in HSBC Holdings arising from long-term capital issuance. HSBC’s management of market risk in the non-trading book is described in ‘Treasury risk’ on page 200 of the Annual Report and
Accounts 2024.

Market risk
Overview
Market risk is the risk of an adverse financial impact on trading activities arising from changes in market parameters, such as interest rates, foreign exchange rates, asset prices, volatilities, correlations and credit spreads. Exposure to market risk is separated into two portfolios: trading portfolios and non-trading portfolios.
Market risk in the first half of 2025
There were no material changes to the policies and practices for the management of market risk in the first half of 2025.
ÑA summary of our current policies and practices for the management of market risk is set out in ‘Market risk management’ on page 216 of the
Annual Report and Accounts 2024.
We continued to manage market risk prudently in the first half of
2025. Market risk was managed using a complementary set of risk measures and limits, including stress testing and scenario analysis.
Main sensitivity exposures and VaR remained within appetite as the business pursued its core market-making activity in support of our customers. We ran stress testing for scenarios focusing on the potential financial impact of US trade tariffs, conflict in the Middle
East and the Russia-Ukraine war.
Trading portfolios
Value at risk of the trading portfolios
Trading VaR was predominantly generated by Markets and Securities
Services. As of 30 June 2025, trading VaR stood at $34.6m, a decrease from $38.3m compared with 31 December 2024. Trading
VaR was mainly driven by exposures to interest rate and foreign exchange risk factors from the Global Foreign Exchange and Global
Debt Markets business lines to facilitate client-driven activity. Trading
VaR peaked at $57.1m in January 2025 driven by exposures to US dollar interest rates. VaR reduced during the first half of 2025 mainly as a result of some volatile interest rates scenarios rolling off the VaR scenario window. The Group trading VaR for the half-year is shown in the table below.

HSBC Holdings plc Interim Report 2025 on Form 6-K
73

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Trading VaR, 99% 1 day
	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification[1]	Total
	$m	$m	$m	$m	$m	$m
Half-year to 30 Jun 2025	11.2	20.5	18.2	13.1	(28.3)	34.6
Average	14.7	31.4	15.6	11.3	(34.3)	38.8
Maximum	26.9	54.9	20.9	17.9		57.1
Minimum	7.0	18.7	12.3	6.4		27.3

Half-year to 30 Jun 2024	20.6	47.5	15.7	9.9	(41.1)	52.7
Average	15.4	57.1	14.0	10.2	(37.1)	59.7
Maximum	29.8	78.1	17.6	12.7		83.3
Minimum	6.9	42.0	12.7	6.6		45.7

Half-year to 31 Dec 2024	14.6	34.9	16.3	8.2	(35.7)	38.3
Average	15.0	39.7	15.5	9.7	(33.2)	46.7
Maximum	27.2	59.3	20.5	13.1		63.2
Minimum	8.6	24.8	13.6	6.9		37.0
1Asset class VaR reported in the table above is calculated by using a 500-day historical window. Total VaR, which is utilised for internal risk management and for regulatory capital, is the maximum of VaR calculated by using a 250-day historical window and VaR calculated by using a 500-day historical window. When VaR is calculated at a portfolio level, natural offsets in risk can occur when compared with aggregating VaR at the asset class level. This difference is called portfolio diversification. The asset class VaR maxima and minima reported in the table occurred on different dates within the reporting period. For this reason, we do not report an implied portfolio diversification measure between the maximum (minimum) asset class VaR measures and the maximum (minimum) total VaR measures in this table.
The table below shows trading VaR at a 99% confidence level compared with trading VaR at a 95% confidence level at 30 June 2025.
This comparison facilitates the benchmarking of the trading VaR, which can be stated at different confidence levels, with financial institution peers. The 95% VaR is unaudited.

Comparison of trading VaR, 99% 1 day vs trading VaR, 95% 1 day
	Trading VaR, 99% 1 day	Trading VaR, 95% 1 day
	$m	$m
Half-year to 30 Jun 2025	34.6	22.2
Average	38.8	24.5
Maximum	57.1	31.4
Minimum	27.3	18.5

Half-year to 30 Jun 2024	52.7	30.9
Average	59.7	37.8
Maximum	83.3	48.9
Minimum	45.7	28.0

Half-year to 31 Dec 2024	38.3	23.4
Average	46.7	28.2
Maximum	63.2	39.8
Minimum	37.0	22.0
Back-testing
We routinely validate the accuracy of our VaR models by back-testing the VaR metric against both actual and hypothetical profit and loss.
Hypothetical profit and loss excludes non-modelled items such as fees, commissions and revenue related to intra-day transactions. The hypothetical profit and loss reflects the profit and loss that would be realised if positions were held constant from the end of one trading day to the end of the next. This measure of profit and loss does not align with how risk is dynamically hedged and is not, therefore, necessarily indicative of the actual performance of the business.
The number of hypothetical loss back-testing exceptions, together with a number of other indicators, is used to assess model
performance and to consider whether enhanced internal monitoring of the VaR model is required. We back-test our VaR at set levels of our Group entity hierarchy.
During the first half of 2025, the Group experienced one back-testing exception against hypothetical losses. This exception was mainly driven by heightened market volatility observed after tariffs policy announcements, with equity volatilities and credit spreads as the main contributing risk factors.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Insurance manufacturing operations risk
Insurance manufacturing operations risk in the first half of 2025
There have been no material changes to the policies and practices for the management of risks arising in our insurance operations described on page 231 of the Annual Report and Accounts 2024.
The following table shows the composition of assets and liabilities by contract type.

Balance sheet of insurance manufacturing subsidiaries by type of contract
	Life direct participating and investment DPF contracts	Life other[1]	Other contracts[2]	Shareholder assets and liabilities	Total
	$m	$m	$m	$m	$m
Financial assets	107,933	5,069	6,652	6,596	126,250
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	103,127	4,757	5,330	1,100	114,314
– derivatives	169	11	2	1	183
– financial investments – at amortised cost	537	80	1,012	4,279	5,908
– financial assets at fair value through other comprehensive income	—	—	4	67	71
– other financial assets	4,100	221	304	1,149	5,774
Insurance contract assets	15	159	—	—	174
Reinsurance contract assets	—	6,334	—	—	6,334
Other assets and investment properties[3]	27,985	63	38	4,148	32,234
Total assets at 30 Jun 2025	135,933	11,625	6,690	10,744	164,992
Liabilities under investment contracts designated at fair value	—	—	6,332	—	6,332
Insurance contract liabilities	112,618	4,831	—	—	117,449
Reinsurance contract liabilities	—	691	—	—	691
Deferred tax	—	—	—	12	12
Other liabilities	24,883	44	—	7,862	32,789
Total liabilities	137,501	5,566	6,332	7,874	157,273
Total equity	—	—	—	7,719	7,719
Total liabilities and equity at 30 Jun 2025	137,501	5,566	6,332	15,593	164,992

Financial assets	98,676	4,452	6,227	5,967	115,322
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	94,327	4,233	4,839	690	104,089
– derivatives	207	7	1	—	215
– financial investments – at amortised cost	545	90	1,060	4,335	6,030
– financial assets at fair value through other comprehensive income	—	—	6	73	79
– other financial assets	3,597	122	321	869	4,909
Insurance contract assets	14	104	—	—	118
Reinsurance contract assets	—	5,013	—	—	5,013
Other assets and investment properties	24,647	64	36	3,337	28,084
Total assets at 31 Dec 2024	123,337	9,633	6,263	9,304	148,537
Liabilities under investment contracts designated at fair value	—	—	5,931	—	5,931
Insurance contract liabilities	102,605	4,427	—	—	107,032
Reinsurance contract liabilities	—	701	—	—	701
Deferred tax	—	—	—	12	12
Other liabilities	21,772	39	—	6,035	27,846
Total liabilities	124,377	5,167	5,931	6,047	141,522
Total equity	—	—	—	7,015	7,015
Total liabilities and equity at 31 Dec 2024	124,377	5,167	5,931	13,062	148,537
1‘Life other’ mainly includes protection insurance contracts as well as reinsurance contracts. The reinsurance contracts primarily provide diversification benefits over the life participating and investment discretionary participation feature (‘DPF‘) contracts.
2‘Other contracts’ includes investment contracts for which HSBC does not bear significant insurance risk.
3At 30 June 2025 ’Other assets and investment properties’ includes $27,860m (31 December 2024: $24,222m) and ’Other liabilities’ includes $26,858m
(31 December 2024: $23,420m) in respect of the classification of the French life insurance business assets and liabilities as held for sale. Further details are provided on page 98.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Interim condensed consolidated
financial statements

Consolidated income statement
		Half-year to
		30 Jun 2025	30 Jun 2024
	Notes*	$m	$m
Net interest income		16,821	16,911
– interest income		49,008	55,372
– interest expense		(32,187)	(38,461)
Net fee income	2	6,643	6,200
– fee income		8,640	8,158
– fee expense		(1,997)	(1,958)
Net income from financial instruments held for trading or managed on a fair value basis[1]		10,547	10,516
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		5,113	2,376
Insurance finance expense		(5,329)	(2,486)
Insurance service result		785	662
– insurance service revenue		1,511	1,310
– insurance service expense		(726)	(648)
Gain less impairment relating to sale of business operations[2]		(34)	3,256
Other operating (expense)/income[3]		(424)	(143)
Net operating income before change in expected credit losses and other credit impairment charges[4]		34,122	37,292
Change in expected credit losses and other credit impairment charges		(1,941)	(1,066)
Net operating income		32,181	36,226
Employee compensation and benefits		(9,903)	(9,192)
General and administrative expenses		(4,894)	(5,135)
Depreciation and impairment of property, plant and equipment and right-of-use assets		(955)	(867)
Amortisation and impairment of intangible assets		(1,270)	(1,102)
Total operating expenses		(17,022)	(16,296)
Operating profit		15,159	19,930
Share of profit in associates and joint ventures		1,651	1,626
Impairment of interest in associate[3]		(1,000)	—
Profit before tax		15,810	21,556
Tax expense		(3,369)	(3,891)
Profit after tax		12,441	17,665
Attributable to:
– ordinary shareholders of the parent company		11,510	16,586
– other equity holders		547	526
– non-controlling interests		384	553
Profit after tax		12,441	17,665
		$	$
Basic earnings per ordinary share	4	0.65	0.89
Diluted earnings per ordinary share	4	0.65	0.88
1The amount in 1H25 includes a $0.1bn mark-to-market gain on interest rate hedging of the portfolio of retained loans post sale of our retail banking operations in France and a $0.1bn fair value loss on Grupo Financiero Galicia‘s (‘Galicia‘) American Depositary Receipts (‘ADRs‘) received as purchase consideration from the sale of our business in
Argentina, which were disposed of in 2Q25. Amount in 1H24 includes a $255m gain on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
2Includes amounts from ‘Other operating income‘ relating to the execution of all sales of business operations. In 1H24, a gain of $4.6bn inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses on the sale of our banking business in Canada, and an impairment loss of $1.2bn relating to the sale of our business in Argentina was recognised.
3The amount in 1H25 ‘Other operating (expense)/income’ includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom.
We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Impairment of interest in associate’. See Note 10 on page 93.
4Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
*For Notes on the interim condensed consolidated financial statements, see page 82.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Consolidated statement of comprehensive income

	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Profit for the period	12,441	17,665
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income[1]	205	(213)
– fair value gains/(losses)	640	(378)
– fair value gains transferred to the income statement on disposal	(83)	(24)
– expected credit losses recognised in the income statement	2	13
– disposal of subsidiary	—	90
– income taxes	(354)	86
Cash flow hedges	1,891	(710)
– fair value losses	(568)	(612)
– fair value losses/(gains) reclassified to the income statement	3,037	(673)
– disposal of subsidiary	—	262
– income taxes	(578)	313
Share of other comprehensive (expense)/income of associates and joint ventures	(59)	211
– share for the period	(3)	211
– other comprehensive income reclassified to the income statement on dilution of interest in an associate	(56)	—
Net finance income from insurance contracts	16	17
– before income taxes	21	23
– income taxes	(5)	(6)
Exchange differences	6,404	(2,588)
– foreign exchange losses reclassified to the income statement on disposal or dilution of a foreign operation[2]	224	648
– other exchange differences	6,180	(3,236)
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on property revaluation	14	5
Remeasurement of defined benefit (liability)/asset	(347)	146
– before income taxes	(461)	178
– income taxes	114	(32)
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	242	(283)
– before income taxes	315	(372)
– income taxes	(73)	89
Equity instruments designated at fair value through other comprehensive income	93	41
– fair value gains	88	62
– income taxes	5	(21)
Effects of hyperinflation	81	892
Other comprehensive income/(expense) for the period, net of tax	8,540	(2,482)
Total comprehensive income for the period	20,981	15,183
Attributable to:
– ordinary shareholders of the parent company	19,917	14,131
– other equity holders	547	526
– non-controlling interests	517	526
Total comprehensive income for the period	20,981	15,183
1Amount in 1H25 includes a $1.4bn pre-tax fair value loss (including foreign exchange movements) in other comprehensive income on a retained portfolio of home and other loans associated with the sale of our retail banking operations in France. The loss arose largely upon reclassification from hold-to-collect to hold-
to-collect-and-sell business model on 1 January 2025, resulting in its remeasurement from amortised cost to fair value through other comprehensive income.
2Amount in 1H25 includes a $197m foreign exchange translation reserves loss recycled to the income statement as a result of the dilution of the shareholding in
BoCom.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Consolidated balance sheet

		At
		30 Jun 2025	31 Dec 2024
	Notes*	$m	$m
Assets
Cash and balances at central banks		246,360	267,674
Hong Kong Government certificates of indebtedness		42,592	42,293
Trading assets		333,745	314,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss		128,942	115,769
Derivatives	8	249,672	268,637
Loans and advances to banks		107,582	102,039
Loans and advances to customers		981,722	930,658
Reverse repurchase agreements – non-trading		283,204	252,549
Financial investments	9	547,955	493,166
Assets held for sale		38,978	27,234
Prepayments, accrued income and other assets		204,370	152,740
Current tax assets		1,364	1,313
Interests in associates and joint ventures	10	28,202	28,909
Goodwill and intangible assets		13,022	12,384
Deferred tax assets		6,661	6,841
Total assets		3,214,371	3,017,048
Liabilities
Hong Kong currency notes in circulation		42,592	42,293
Deposits by banks		97,782	73,997
Customer accounts		1,718,604	1,654,955
Repurchase agreements – non-trading		195,532	180,880
Trading liabilities		70,653	65,982
Financial liabilities designated at fair value		163,589	138,727
Derivatives	8	257,601	264,448
Debt securities in issue		102,129	105,785
Liabilities of disposal groups held for sale		46,165	29,011
Accruals, deferred income and other liabilities		167,062	130,340
Current tax liabilities		3,232	1,729
Insurance contract liabilities		118,297	107,629
Provisions	11	2,125	1,724
Deferred tax liabilities		1,570	1,317
Subordinated liabilities		27,569	25,958
Total liabilities		3,014,502	2,824,775
Equity
Called up share capital		8,739	8,973
Share premium account		14,918	14,810
Other equity instruments		20,716	19,070
Other reserves		(1,556)	(10,282)
Retained earnings		149,737	152,402
Total shareholders’ equity		192,554	184,973
Non-controlling interests		7,315	7,300
Total equity		199,869	192,273
Total liabilities and equity		3,214,371	3,017,048
*For Notes on the interim condensed consolidated financial statements, see page 82.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Consolidated statement of changes in equity

			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve[1]	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve[2]	Retained earnings	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	23,783	19,070	(3,246)	(1,079)	(32,887)	26,328	602	152,402	184,973	7,300	192,273
Profit for the period	—	—	—	—	—	—	—	12,057	12,057	384	12,441
Other comprehensive income (net of tax)	—	—	6	1,734	6,630	14	102	(79)	8,407	133	8,540
– debt instruments at fair value through other comprehensive income	—	—	177	—	—	—	—	—	177	28	205
– equity instruments designated at fair value through other comprehensive income	—	—	57	—	—	—	—	—	57	36	93
– cash flow hedges	—	—	—	1,794	—	—	—	—	1,794	97	1,891
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	242	242	—	242
– property revaluation	—	—	—	—	—	14	—	—	14	—	14
– remeasurement of defined benefit asset/ (liability)	—	—	—	—	—	—	—	(343)	(343)	(4)	(347)
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	(3)	(3)	—	(3)
– effects of hyperinflation	—	—	—	—	—	—	—	81	81	—	81
– foreign exchange losses reclassified to income statement on disposal or dilution of a foreign operation[3]	—	—	—	—	224	—	—	—	224	—	224
– other reserves reclassified to income statement on disposal or dilution of a foreign operation[3]	—	—	—	—	—	—	—	(56)	(56)	—	(56)
– insurance finance income recognised in other comprehensive income	—	—	—	—	—	—	16	—	16	—	16
– other exchange differences	—	—	(228)	(60)	6,406	—	86	—	6,204	(24)	6,180
Total comprehensive income for the period	—	—	6	1,734	6,630	14	102	11,978	20,464	517	20,981
Shares issued under employee remuneration and share plans	113	—	—	—	—	—	—	(113)	—	—	—
Capital securities issued[4]	—	4,096	—	—	—	—	—	—	4,096	—	4,096
Dividends to shareholders	—	—	—	—	—	—	—	(8,694)	(8,694)	(477)	(9,171)
Redemption of securities[5]	—	(2,450)	—	—	—	—	—	—	(2,450)	—	(2,450)
Cost of share-based payment arrangements	—	—	—	—	—	—	—	316	316	—	316
Share buy-backs[6]	—	—	—	—	—	—	—	(5,023)	(5,023)	—	(5,023)
Cancellation of shares	(239)	—	—	—	—	239	—	—	—	—	—
Other movements	—	—	1	—	—	—	—	(1,129)	(1,128)	(25)	(1,153)
At 30 Jun 2025	23,657	20,716	(3,239)	655	(26,257)	26,581	704	149,737	192,554	7,315	199,869

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Consolidated statement of changes in equity (continued)
			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve[2]	Retained earnings	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	24,369	17,719	(3,507)	(1,033)	(33,753)	28,601	785	152,148	185,329	7,281	192,610
Profit for the period	—	—	—	—	—	—	—	17,112	17,112	553	17,665
Other comprehensive income (net of tax)	—	—	(164)	(691)	(2,551)	5	(10)	956	(2,455)	(27)	(2,482)
– debt instruments at fair value through other comprehensive income	—	—	(313)	—	—	—	—	—	(313)	10	(303)
– equity instruments designated at fair value through other comprehensive income	—	—	35	—	—	—	—	—	35	6	41
– cash flow hedges	—	—	—	(970)	—	—	—	—	(970)	(2)	(972)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	(283)	(283)	—	(283)
– property revaluation	—	—	—	—	—	5	—	—	5	—	5
– remeasurement of defined benefit asset/ (liability)	—	—	—	—	—	—	—	136	136	10	146
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	211	211	—	211
– effects of hyperinflation	—	—	—	—	—	—	—	892	892	—	892
– foreign exchange losses reclassified to income statement on disposal or dilution of a foreign operation	—	—	—	—	648	—	—	—	648	—	648
– other reserves reclassified to income statement on disposal or dilution of a foreign operation	—	—	90	262	—	—	—	—	352	—	352
– insurance finance income recognised in other comprehensive income	—	—	—	—	—	—	17	—	17	—	17
– other exchange differences	—	—	24	17	(3,199)	—	(27)	—	(3,185)	(51)	(3,236)
Total comprehensive income for the period	—	—	(164)	(691)	(2,551)	5	(10)	18,068	14,657	526	15,183
Shares issued under employee remuneration and share plans	75	—	—	—	—	—	—	(75)	—	—	—
Capital securities issued	—	1,106	—	—	—	—	—	—	1,106	—	1,106
Dividends to shareholders	—	—	—	—	—	—	—	(12,217)	(12,217)	(468)	(12,685)
Cost of share-based payment arrangements	—	—	—	—	—	—	—	274	274	—	274
Transfers	—	—	—	—	—	(2,945)	—	2,945	—	—	—
Share buy-backs	—	—	—	—	—	—	—	(5,019)	(5,019)	—	(5,019)
Cancellation of shares	(326)	—	—	—	—	326	—	—	—	—	—
Other movements	—	—	4	—	—	3	—	(844)	(837)	(218)	(1,055)
At 30 Jun 2024	24,118	18,825	(3,667)	(1,724)	(36,304)	25,990	775	155,280	183,293	7,121	190,414

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Consolidated statement of changes in equity (continued)

			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve[2]	Retained earnings	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2024	24,118	18,825	(3,667)	(1,724)	(36,304)	25,990	775	155,280	183,293	7,121	190,414
Profit for the period	—	—	—	—	—	—	—	6,867	6,867	467	7,334
Other comprehensive income (net of tax)	—	—	423	645	3,414	—	(173)	62	4,371	51	4,422
– debt instruments at fair value through other comprehensive income	—	—	375	—	—	—	—	—	375	6	381
– equity instruments designated at fair value through other comprehensive income	—	—	40	—	—	—	—	—	40	18	58
– cash flow hedges	—	—	—	658	—	—	—	—	658	—	658
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	(156)	(156)	—	(156)
– property revaluation	—	—	—	—	—	—	—	—	—	—	—
– remeasurement of defined benefit asset/ (liability)	—	—	—	—	—	—	—	(380)	(380)	6	(374)
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	251	251	—	251
– effects of hyperinflation	—	—	—	—	—	—	—	347	347	—	347
– foreign exchange losses reclassified to income statement on disposal or dilution of a foreign operation	—	—	—	—	5,168	—	—	—	5,168	—	5,168
– other reserves reclassified to income statement on disposal or dilution of a foreign operation	—	—	(5)	—	—	—	—	—	(5)	—	(5)
– insurance finance expense recognised in other comprehensive income	—	—	—	—	—	—	(159)	—	(159)	—	(159)
– other exchange differences	—	—	13	(13)	(1,754)	—	(14)	—	(1,768)	21	(1,747)
Total comprehensive income for the period	—	—	423	645	3,414	—	(173)	6,929	11,238	518	11,756
Shares issued under employee remuneration and share plans	2	—	—	—	—	—	—	(2)	—	—	—
Capital securities issued	—	2,495	—	—	—	—	—	—	2,495	—	2,495
Dividends to shareholders	—	—	—	—	—	—	—	(4,193)	(4,193)	(222)	(4,415)
Redemption of securities	—	(2,250)	—	—	—	—	—	—	(2,250)	—	(2,250)
Cost of share-based payment arrangements	—	—	—	—	—	—	—	255	255	—	255
Share buy-backs	—	—	—	—	—	—	—	(6,024)	(6,024)	—	(6,024)
Cancellation of shares	(337)	—	—	—	—	337	—	—	—	—	—
Other movements	—	—	(2)	—	3	1	—	157	159	(117)	42
At 31 Dec 2024	23,783	19,070	(3,246)	(1,079)	(32,887)	26,328	602	152,402	184,973	7,300	192,273
1Amount in 1H25 includes $1.4bn of pre-tax cumulative unrealised loss in other comprehensive income, including foreign exchange movements shown in ‘Other exchange differences’, on a retained portfolio of home and certain other loans associated with the sale of our retail banking operations in France. The loss arose largely upon reclassification from hold-to-collect to a hold-to-collect-and-sell business model on 1 January 2025, resulting in its remeasurement from amortised cost to fair value through other comprehensive income.
2The insurance finance reserve reflects the impact of adoption of the other comprehensive income option for our insurance business in France. Underlying assets supporting these contracts are measured at fair value through other comprehensive income. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses, resulting in the elimination of income statement accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts is recognised in other comprehensive income (‘OCI’).
3Amount in 1H25 includes the recycling of a $197m foreign currency translation reserves loss and $56m other reserves gain as a result of the dilution of the shareholding in BoCom.
4HSBC Holdings issued $1,500m 6.950% contingent convertible securities in February 2025, and a further SGD800m 5.000% and $2,000m 7.050% contingent convertible securities in March and June 2025, respectively. All instruments were recorded net of issuance costs.
5In March 2025, HSBC Holdings redeemed its $2,450m 6.375% contingent convertible securities.
6HSBC Holdings announced the following share buy-backs during 1H25: a share buy-back of up to $2.0bn in February 2025, which was completed in April 2025;
and a share buy-back of up to $3.0bn in May 2025, which was completed in July 2025.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Consolidated statement of cash flows
	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Profit before tax	15,810	21,556
Adjustments for non-cash items:
Depreciation, amortisation and impairment	2,225	1,969
Net loss/(gain) from investing activities[1]	1,127	(34)
Share of profit in associates and joint ventures	(1,651)	(1,626)
Impairment of interest in associate[2]	1,000	—
Net loss/(gain) on acquisition/disposal of subsidiaries, businesses, associates and joint ventures	73	(3,199)
Change in expected credit losses gross of recoveries and other credit impairment charges	2,077	1,192
Provisions including pensions	584	15
Share-based payment expense	315	274
Other non-cash items included in profit before tax	(2,732)	(4,237)
Elimination of exchange differences[3]	(41,720)	18,406
Change in operating assets[4]	(136,572)	(41,493)
Change in operating liabilities	174,060	36,486
Dividends received from associates	850	130
Contributions paid to defined benefit plans	(67)	(76)
Tax paid	(2,197)	(2,664)
Net cash from operating activities	13,182	26,699
Purchase of financial investments	(266,941)	(259,999)
Proceeds from the sale and maturity of financial investments	232,360	223,443
Net cash flows from the purchase and sale of property, plant and equipment	(504)	(464)
Net investment in intangible assets	(1,316)	(1,058)
Net cash inflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures[5]	—	9,891
Net cash outflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures[5]	(29)	(10,612)
Net cash from investing activities	(36,430)	(38,799)
Issue of ordinary share capital and other equity instruments	4,096	1,106
Share buy-backs	(5,386)	(5,330)
Net sales/(purchases) of own shares for market-making and investment purposes	(1,100)	(494)
Redemption of preference shares and other equity instruments	(2,450)	—
Subordinated loan capital issued	2,340	2,611
Subordinated loan capital repaid	(1,986)	(2,000)
Dividends paid to shareholders of the parent company and non-controlling interests	(9,171)	(12,685)
Net cash from financing activities	(13,657)	(16,792)
Net decrease in cash and cash equivalents	(36,905)	(28,892)
Cash and cash equivalents at the beginning of the period	434,940	490,933
Exchange differences in respect of cash and cash equivalents	30,872	(13,057)
Cash and cash equivalents at the end of the period[6]	428,907	448,984
Interest received was $50,078m (1H24: $54,197m), interest paid was $35,065m (1H24: $41,254m) and dividends received (excluding dividends received from associates, which are presented separately above) were $1,339m (1H24: $1,231m).
1Amount in 1H25 includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom.
2Amount in 1H25 includes a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom.
3Adjustments to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
4Includes net settlement of the foreign exchange hedge of the proceeds from the sale of our banking business in Canada, nil in 1H25 (1H24: $255m gain).
5The ‘Net cash inflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures’ includes $9.3bn of net cash inflow on the sale of our banking business in Canada in March 2024. The ‘Net cash outflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures‘ includes
$10.6bn of net cash outflow on the sale of our retail banking operations in France in January 2024.
6Includes $2.5bn (1H24: $1.7bn) of cash and cash equivalents classified as held for sale.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Notes on the interim condensed
consolidated financial statements

1	Basis of preparation and material accounting policies

(a)Compliance with International Financial Reporting Standards
Our interim condensed consolidated financial statements have been prepared on the basis of the policies set out in the 2024 annual financial statements. They have also been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the UK, IAS 34 ‘Interim
Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’), IAS 34 ‘Interim Financial Reporting’ as adopted by the
EU, and the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in HSBC’s financial position and performance since the end of 2024.
These interim condensed consolidated financial statements should be read in conjunction with the Annual Report and Accounts 2024, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act
2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.
These interim condensed consolidated financial statements were also prepared in accordance with International Financial Reporting Standards
(‘IFRS Accounting Standards’) as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee.
At 30 June 2025, there were no IFRS Accounting Standards effective for the half-year to 30 June 2025 affecting these financial statements that were not approved for adoption in the UK by the UK Endorsement Board. There was no difference between IFRS Accounting Standards adopted by the UK, IFRS Accounting Standards as adopted by the EU, and IFRS Accounting Standards issued by the IASB in terms of their application to
HSBC.
Standards applied during the half-year to 30 June 2025
There were no new standards or amendments to standards that had a material effect on these interim condensed consolidated financial statements.
(b)Use of estimates and judgements
Management believes that the critical estimates and judgements applicable to the Group are those that relate to impairment of amortised cost and FVOCI debt financial assets, the valuation of financial instruments, deferred tax assets, provisions, interests in associates, impairment of goodwill and non-financial assets, and post-employment benefit plans. The Group does not consider there to be a significant risk of a material adjustment to the carrying amount of goodwill in this financial year, but does consider this to be an area that is inherently judgemental. The
Group’s consideration of this risk includes taking account of the implications for cash-generating units arising from the revised organisational structure that has been effective from 1 January 2025.
There were no material changes in the current period to any of the critical estimates and judgements disclosed in 2024, which are stated on pages 88 and 354 to 365 of the Annual Report and Accounts 2024.
(c)Composition of the Group .
There were no material changes in the composition of the Group in the half-year to 30 June 2025.
For details of future business acquisitions and disposals, see Note 15 ‘Assets held for sale, liabilities of disposal groups held for sale and business acquisitions’.
(d)Future accounting developments
Amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’
In May 2024, the IASB issued amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’, effective for annual reporting periods beginning on, or after, 1 January 2026. In addition to guidance as to when certain financial liabilities can be deemed settled when using an electronic payment system, the amendments also provide further clarification regarding the classification of financial assets that contain contractual terms that change the timing or amount of contractual cash flows, including those arising from ESG-related contingencies, and financial assets with certain non-recourse features. The Group is currently undertaking an assessment of the potential impact.
IFRS 18 ‘Presentation and Disclosure in Financial Statements’
In April 2024, the IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’, effective for annual reporting periods beginning on or after 1 January 2027. The new accounting standard aims to give users of financial statements more transparent and comparable information about an entity’s financial performance. It will replace IAS 1 ‘Presentation of Financial Statements’ but carries over many requirements from that
IFRS Accounting Standard unchanged. In addition, there are three sets of new requirements relating to the structure of the income statement, management-defined performance measures and the aggregation and disaggregation of financial information.
While IFRS 18 will not change recognition criteria or measurement bases, it might have a significant impact on presenting information in the financial statements, in particular the income statement. HSBC are currently assessing impacts and data readiness.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

(e)Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios that reflect the uncertainty in the macroeconomic environment, as well as considering potential impacts from other top and emerging risks, including climate change, as well as the related impacts on profitability, capital and liquidity.
(f)Accounting policies
The accounting policies that we applied for these interim condensed consolidated financial statements are consistent with those described on pages 353 to 365 of the Annual Report and Accounts 2024, as are the methods of computation.
(g)Presentation of information
Certain disclosures have been presented elsewhere in the Form 6-K, rather than in the notes to the financial statements. These are as follows:
–Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees included in the ‘Risk’ section on pages 55 to 57.
–Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation included in the ‘Risk’ section on page 58.
–Share buy-back included in the ‘Shareholder information’ section on page 103.

2Net fee income

	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Net fee income by product
Funds under management	1,355	1,206
Cards	1,388	1,395
Credit facilities	694	754
Account services	734	760
Broking income	769	626
Unit trusts	659	515
Underwriting	385	369
Global custody	457	401
Remittances	418	399
Imports/exports	294	313
Insurance agency commission	237	183
Other	1,250	1,237
Fee income	8,640	8,158
Less: fee expense	(1,997)	(1,958)
Net fee income	6,643	6,200
Net fee income by business segment
Hong Kong	1,435	1,154
UK	907	891
CIB	2,217	2,223
IWPB	2,085	1,922
Corporate Centre	(1)	10

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

3Dividends
On 30 July 2025, the Directors approved a second interim dividend for 2025 of $0.10 per ordinary share in respect of the financial year ending
31 December 2025. This distribution amounts to approximately $1.74bn and will be payable on 26 September 2025. No liability is recognised in the financial statements in respect of these dividends.

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2025		30 Jun 2024
	Per share	Total	Per share	Total
	$	$m	$	$m
Dividends paid on ordinary shares
In respect of previous year:
– fourth interim dividend	0.36	6,397	0.31	5,872
In respect of current year:
– first interim dividend	0.10	1,750	0.10	1,877
– special dividend	—	—	0.21	3,942
Total	0.46	8,147	0.62	11,691
Total coupons on capital securities classified as equity		547		526
Dividends to shareholders		8,694		12,217

4Earnings per share
Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, after deducting own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Basic and diluted earnings per share
	Half-year to
	30 Jun 2025			30 Jun 2024
	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share
	$m	(millions)	$	$m	(millions)	$
Basic[1]	11,510	17,646	0.65	16,586	18,666	0.89
Effect of dilutive potential ordinary shares		126			120
Diluted[1]	11,510	17,772	0.65	16,586	18,786	0.88
1Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

5Segmental analysis
The Group Operating Committee is considered to be the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group‘s reportable segments. Business segments results are assessed by the CODM on the basis of constant currency performance that removes the effects of currency translation from reported results. Therefore, we disclose these results on a constant currency basis as required by IFRS
Accounting Standards. The income statement for the half-year to 30 June 2024 is converted at the average rate of exchange for 2025, and the balance sheets at 30 June 2024 and 31 December 2024 at the prevailing rates of exchange on 30 June 2025.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global infrastructures to the extent that they can be meaningfully attributed to business segments. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to business segments are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-
business line transactions. All such transactions are undertaken on arm’s length terms. Measurement of segmental assets, liabilities, income and expenses is in accordance with the Group’s accounting policies. Shared costs are included in segments on the basis of actual recharges.
The intra-Group elimination items for the business segments are presented in Corporate Centre.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Our business segments
Following our organisational announcement in October 2024, effective from 1 January 2025, the Group’s reportable segments under IFRS 8
‘Operating Segments’ comprise four businesses along with Corporate Centre. These replace our previously reported operating segments up to
31 December 2024.
–Hong Kong: The Hong Kong business comprises Retail Banking and Wealth and Commercial Banking of HSBC Hong Kong and Hang Seng
Bank.
–UK: The UK business comprises UK Personal Banking (including first direct and M&S Bank) and UK Commercial Banking including HSBC
Innovation Bank.
–Corporate and Institutional Banking (‘CIB’): CIB is formed from the integration of our Commercial Banking business (outside the UK and Hong
Kong) with our Global Banking and Markets business.
–International Wealth and Premier Banking (‘IWPB’): IWPB comprises Premier banking outside of Hong Kong and the UK, our Private Bank, and our wealth manufacturing businesses of Asset Management and Insurance.

HSBC constant currency profit before tax and balance sheet data
	Half-year to 30 Jun 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1,2]	7,848	6,228	14,117	7,011	(1,082)	34,122
– external	5,037	6,678	19,648	5,964	(3,205)	34,122
– inter-segment	2,811	(450)	(5,531)	1,047	2,123	—
– of which: net interest income/(expense)[3]	5,875	5,306	7,014	3,657	(5,031)	16,821
Change in expected credit losses and other credit impairment charges	(864)	(323)	(299)	(453)	(2)	(1,941)
Net operating income/(expense)	6,984	5,905	13,818	6,558	(1,084)	32,181
Total operating expenses	(2,310)	(2,624)	(7,456)	(4,468)	(164)	(17,022)
Operating profit/(loss)	4,674	3,281	6,362	2,090	(1,248)	15,159
Share of profit in associates and joint ventures less impairment[2]	—	—	—	2	649	651
Constant currency profit/(loss) before tax	4,674	3,281	6,362	2,092	(599)	15,810
	%	%	%	%	%	%
Share of HSBC’s constant currency profit/(loss) before tax	29.6	20.8	40.2	13.2	(3.8)	100.0
Constant currency cost efficiency ratio	29.4	42.1	52.8	63.7	(15.2)	49.9
Constant currency balance sheet data	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	230,139	299,631	304,240	147,523	189	981,722
Interests in associates and joint ventures	—	—	116	526	27,560	28,202
Total external assets	433,153	443,023	1,763,915	435,437	138,843	3,214,371
Customer accounts	517,406	360,494	564,847	275,504	353	1,718,604

	Half-year to 30 Jun 2024[4]
Net operating income before change in expected credit losses and other credit impairment charges[1]	7,432	5,994	13,333	6,933	3,365	37,057
– external	4,769	6,280	19,696	5,689	623	37,057
– inter-segment	2,663	(286)	(6,363)	1,244	2,742	—
– of which: net interest income/(expense)[3]	5,928	5,026	7,314	4,131	(5,865)	16,534
Change in expected credit losses and other credit impairment charges	(338)	(58)	(175)	(416)	(6)	(993)
Net operating income	7,094	5,936	13,158	6,517	3,359	36,064
Total operating expenses	(2,340)	(2,403)	(7,037)	(4,277)	(135)	(16,192)
Operating profit	4,754	3,533	6,121	2,240	3,224	19,872
Share of profit in associates and joint ventures	—	—	—	27	1,592	1,619
Constant currency profit before tax	4,754	3,533	6,121	2,267	4,816	21,491
	%	%	%	%	%	%
Share of HSBC’s constant currency profit before tax	22.1	16.4	28.5	10.6	22.4	100.0
Constant currency cost efficiency ratio	31.5	40.1	52.8	61.7	4.0	43.7
Constant currency balance sheet data	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	236,309	286,915	300,392	140,795	8,368	972,779
Interests in associates and joint ventures	—	—	132	561	28,047	28,740
Total external assets	413,491	428,708	1,702,163	399,795	140,213	3,084,370
Customer accounts	474,140	352,573	558,629	266,148	421	1,651,911
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2Amount in ‘Net operating income before change in expected credit losses and other credit impairment charges’ includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Share of profit in associates and joint ventures less impairment’. See Note 10 on page 93.
3Net interest expense recognised in the Corporate Centre includes 1H25: $4.7bn (1H24: $5.5bn) of interest expense in relation to the internal cost to fund trading and fair value net assets; and the funding cost of foreign exchange swaps in our Markets Treasury function.
4Comparative information for the prior year has been re-presented to reflect the Group’s revised segment structure, which became effective on 1 January 2025.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Reported external net operating income is attributed to countries and territories on the basis of the location of the branch responsible for reporting the results or advancing the funds:

	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Reported external net operating income by country/territory	34,122	37,292
– UK1	6,270	6,247
– Hong Kong	11,490	10,393
– US	2,313	2,146
– Mainland China	67	1,246
– other countries/territories	13,982	17,260
1UK includes HSBC UK Bank plc (ring-fenced bank), HSBC Bank plc (non-ring-fenced bank), the ultimate holding company, HSBC Holdings plc, and the ServCo group.

Constant currency results reconciliation
	30 Jun 2025	30 Jun 2024
	Reported and constant currency	Constant currency	Currency translation	Reported
	$m	$m	$m	$m
Revenue[1,2]	34,122	37,057	(235)	37,292
ECL	(1,941)	(993)	73	(1,066)
Operating expenses	(17,022)	(16,192)	104	(16,296)
Share of profit in associates and joint ventures less impairment[2]	651	1,619	(7)	1,626
Profit before tax	15,810	21,491	(65)	21,556
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2Amount in 1H25 in ‘Revenue’ includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Share of profit in associates and joint ventures less impairment’. See Note 10 on page 93.

Constant currency balance sheet reconciliation
	At 30 Jun 2025	At 30 Jun 2024			At 31 Dec 2024
	Reported and constant currency	Constant currency	Currency translation	Reported	Constant currency	Currency translation	Reported
	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	981,722	972,779	34,522	938,257	974,647	43,989	930,658
Interests in associates and joint ventures	28,202	28,740	275	28,465	29,273	364	28,909
Total external assets	3,214,371	3,084,370	109,367	2,975,003	3,152,674	135,626	3,017,048
Customer accounts	1,718,604	1,651,911	58,077	1,593,834	1,726,199	71,244	1,654,955

Notable items
	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	(139)	3,571
Dilution loss of interest in BoCom associate[2]	(1,136)	—
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(227)	(101)
Restructuring and other related costs[3]	(616)	19
Impairment losses of interest in BoCom associate[2]	(1,000)	—
1Amount in 1H25 include fair value losses on ADRs in Galicia received as a part of the sale consideration for HSBC Argentina, which were sold in 2Q25. Amount in 1H24 includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This was partly offset by a $1.2bn impairment recognised in relation to the sale of our business in Argentina.
2Amount in 1H25 in ‘Dilution loss of interest in BoCom associate’ include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in
BoCom in ‘Impairment losses of interest in BoCom associate’. See Note 10 on page 93.
3Amounts relate to restructuring provisions recognised in 2025 as well as reversals of restructuring provisions recognised during 2022.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

6Fair values of financial instruments carried at fair value
The accounting policies, control framework and hierarchy used to determine fair values at 30 June 2025 are consistent with those applied for the Annual Report and Accounts 2024.

Financial instruments carried at fair value and bases of valuation
	At 30 Jun 2025				At 31 Dec 2024
		Valuation techniques				Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
Recurring fair value measurements	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Trading assets	247,679	80,843	5,223	333,745	236,593	71,574	6,675	314,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	46,797	57,555	24,590	128,942	39,331	56,694	19,744	115,769
Derivatives	1,271	245,767	2,634	249,672	1,859	264,629	2,149	268,637
Financial investments	302,583	77,043	2,120	381,746	258,371	78,088	2,734	339,193
Liabilities
Trading liabilities	47,182	23,424	47	70,653	42,038	23,160	784	65,982
Financial liabilities designated at fair value	2,526	152,043	9,020	163,589	2,152	127,458	9,117	138,727
Derivatives	2,072	251,858	3,671	257,601	1,088	260,518	2,842	264,448
The table below provides the fair value levelling of assets held for sale and liabilities of disposal groups that have been classified as held for sale in accordance with IFRS 5. For further details, see Note 15.

Financial instruments carried at fair value and bases of valuation – assets and liabilities held for sale
	At 30 June 2025				At 31 Dec 2024
		Valuation techniques				Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
Recurring fair value measurements	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Trading assets	—	—	—	—	—	—	—	—
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	3,060	11,246	2,666	16,972	2,967	9,018	2,575	14,560
Derivatives	—	51	—	51	—	36	—	36
Financial investments	3,193	12,151	510	15,854	2,651	5,345	504	8,500
Liabilities
Trading liabilities	—	—	—	—	—	—	—	—
Financial liabilities designated at fair value	—	13	—	13	—	130	—	130
Derivatives	—	12	—	12	—	19	—	19

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 30 Jun 2025
Transfers from Level 1 to Level 2	6,032	2,596	703	—	94	—	—
Transfers from Level 2 to Level 1	7,019	4,812	2,794	—	210	—	—

At 31 Dec 2024
Transfers from Level 1 to Level 2	13,511	9,246	1,540	—	191	—	—
Transfers from Level 2 to Level 1	10,752	6,060	3,042	—	159	—	—
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are primarily attributable to observability of valuation inputs and price transparency.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Fair value adjustments
Fair value adjustments take into consideration additional factors not incorporated within the primary product valuation model that would otherwise be considered by a market participant. Adjustments are calculated using model infrastructure including those within primary valuation systems. We classify fair value adjustments as either ‘risk-related’ or ‘model-related’. The majority of these adjustments relate to MSS.
Movements in the amount of fair value adjustments do not necessarily translate in equivalent movements of profits or losses within the income statement, as these movements can be compensated by other related profit or loss effects. For example, as models are enhanced, fair value adjustments may no longer be required. Similarly, fair value adjustments will decrease when the related positions are unwound, but this may not result in profit or loss.

Fair value adjustments
	At
	30 Jun 2025	31 Dec 2024
	$m	$m
Type of adjustment
Risk-related	658	669
– bid-offer	392	368
– uncertainty	112	101
– credit valuation adjustment	145	153
– debit valuation adjustment	(23)	(24)
– funding fair value adjustment	32	71
Model-related	73	50
– model limitation	73	50
Inception profit (Day 1 P&L reserves)	113	92
Total	844	811
Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Trading liabilities	Designated at fair value	Derivatives	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Private equity including strategic investments	587	1	19,363	—	19,951	—	1	—	1
Asset-backed securities	160	171	—	—	331	—	—	—	—
Structured notes	—	—	—	—	—	—	9,017	—	9,017
Other derivatives	—	—	—	2,634	2,634	—	—	3,671	3,671
Other portfolios	1,373	5,051	5,227	—	11,651	47	2	—	49
At 30 Jun 2025	2,120	5,223	24,590	2,634	34,567	47	9,020	3,671	12,738

Private equity including strategic investments	552	1	17,705	—	18,258	—	1	—	1
Asset-backed securities	182	198	—	—	380	—	—	—	—
Structured notes	—	—	3	—	3	—	9,113	—	9,113
Other derivatives	—	—	—	2,149	2,149	—	—	2,842	2,842
Other portfolios	2,000	6,476	2,036	—	10,512	784	3	—	787
At 31 Dec 2024	2,734	6,675	19,744	2,149	31,302	784	9,117	2,842	12,743
The basis for determining the fair value of the financial instruments in the table above is explained on page 389 of the Annual Report and
Accounts 2024.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	2,734	6,675	19,744	2,149	784	9,117	2,842
Total gains or losses recognised in profit or loss	1	(37)	912	605	(20)	112	893
– net income or losses from financial instruments held for trading or managed on a fair value basis	—	(37)	—	605	(20)	112	893
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	867	—	—	—	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	45	—	—	—	—
– gains less losses from financial investments held at fair value through other comprehensive income	1	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)[1]	238	266	(76)	195	22	419	237
– financial investments: fair value gains/(losses)	35	—	—	—	—	1	—
– exchange differences	203	266	(76)	195	22	418	237
Purchases	880	2,312	2,003	—	58	—	—
New issuances	—	1	—	—	—	2,966	—
Sales	(127)	(1,541)	(75)	—	(12)	—	—
Settlements	(313)	(1,419)	(182)	(404)	(318)	(2,355)	(341)
Transfers out	(1,478)	(1,690)	(184)	(300)	(482)	(2,826)	(464)
Transfers in2	185	656	2,448	389	15	1,587	504
At 30 Jun 2025	2,120	5,223	24,590	2,634	47	9,020	3,671
Unrealised gains or losses recognised in profit or loss relating to assets and liabilities held at 30 Jun 2025	—	55	116	699	28	(179)	(1,307)
– net income or losses from financial instruments held for trading or managed on a fair value basis	—	55	—	699	28	—	(1,307)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	116	—	—	(179)	—

At 1 Jan 2024	2,618	4,306	19,788	2,069	478	10,928	2,569
Total gains or losses recognised in profit or loss	(11)	(7)	270	323	(4)	345	865
– net income or losses from financial instruments held for trading or managed on a fair value basis	—	(7)	—	323	(4)	345	865
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	223	—	—	—	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	47	—	—	—	—
– gains less losses from financial investments held at fair value through other comprehensive income	(11)	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)	(73)	(48)	(102)	(22)	(4)	(77)	(30)
– financial investments: fair value gains/(losses)	(18)	—	—	—	—	31	—
– exchange differences	(55)	(48)	(102)	(22)	(4)	(108)	(30)
Purchases	351	1,030	3,694	—	135	—	—
New issuances	—	—	—	—	—	3,378	—
Sales	(30)	(633)	(183)	—	(293)	—	—
Settlements	(406)	(615)	(1,738)	(147)	(164)	(1,898)	(136)
Transfers out	(80)	(281)	(213)	(265)	(29)	(1,039)	(353)
Transfers in	45	328	105	553	11	522	566
At 30 Jun 2024	2,414	4,080	21,621	2,511	130	12,159	3,481
Unrealised gains or losses recognised in profit or loss relating to assets and liabilities held at 30 Jun 2024	—	(12)	(302)	(2,157)	5	(167)	(541)
– net income or losses from financial instruments held for trading or managed on a fair value basis	—	(12)	—	(2,157)	5	—	(541)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	(302)	—	—	(167)	—
1Included in ‘financial investments: fair value gains/(losses)’ in the current year and ‘exchange differences’ in the consolidated statement of comprehensive income.
2Includes $2.3bn of transfers in representing enhancements to the application of our levelling methodology, primarily impacting our Insurance business.
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are primarily attributable to observability of valuation inputs and price transparency.

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Effect of changes in significant unobservable assumptions to reasonably possible alternatives
The following table shows the sensitivity of Level 3 fair values to reasonably possible alternative assumptions:

Sensitivity of fair values to reasonably possible alternative assumptions
	Reflected in profit or loss		Reflected in OCI
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	$m	$m	$m	$m
Derivatives, trading assets and trading liabilities[1]	524	(309)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	1,873	(1,470)	—	—
Financial investments	19	(19)	52	(55)
At 30 Jun 2025	2,416	(1,798)	52	(55)

Derivatives, trading assets and trading liabilities[1]	546	(309)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	1,664	(1,255)	—	—
Financial investments	18	(18)	42	(45)
At 30 Jun 2024	2,228	(1,582)	42	(45)

Derivatives, trading assets and trading liabilities[1]	481	(313)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	1,434	(1,141)	—	—
Financial investments	21	(21)	47	(50)
At 31 Dec 2024	1,936	(1,475)	47	(50)
1‘Derivatives, trading assets and trading liabilities’ are presented as one category to reflect the manner in which these financial instruments are risk-managed.
The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval. Methodologies take account of the nature of the valuation technique employed, as well as the availability and reliability of observable proxy and historical data.
When the fair value of a financial instrument is affected by more than one unobservable assumption, the table above reflects the most favourable or the most unfavourable change from varying the assumptions individually.

HSBC Holdings plc Interim Report 2025 on Form 6-K
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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Key unobservable inputs to Level 3 financial instruments
The following table lists key unobservable inputs to Level 3 financial instruments and provides the range of those inputs at 30 June 2025. There has been no change to the key unobservable inputs to Level 3 financial instruments and inter-relationships therein, which are detailed on pages
391 and 392 of the Annual Report and Accounts 2024.

Quantitative information about significant unobservable inputs in Level 3 valuations
	Fair value		Key valuation techniques	Key unobservable inputs	30 Jun 2025		31 Dec 2024
	Assets	Liabilities			Full range of inputs		Full range of inputs
	$m	$m			Lower	Higher	Lower	Higher
Private equity including strategic investments[1]	19,951	1	Price – Net asset value	Current Value/ Cost	0	75	0	291
Asset-backed securities	331	—
– collateralised loan/debt obligation	99	—
			Market proxy	Price	0	100	0	97
– other ABSs	232	—	Market proxy	Price	0	255	0	248
Loans held for securitisation	—	—
Structured notes	—	9,017
– equity-linked notes	—	6,250	Model – Option model	Equity volatility	5%	67%	6%	70%
			Model – Option model	Equity correlation	10%	100%	15%	100%
– foreign exchange (‘FX’)-linked notes	—	993	Model – Option model	FX volatility	4%	19%	3%	35%
– other structured notes	—	1,774
Other derivatives	2,634	3,671
– interest rate derivatives	1,000	1,055
securitisation swaps	143	324	Model – Discounted cash flow	Prepayment rate	5%	10%	5%	10%
long-dated swaptions	89	91	Model – Option model	Interest rate volatility	9%	30%	9%	30%
other interest rate derivatives	768	640
– FX derivatives	547	470
FX options	318	249	Model – Option model	FX volatility	1%	19%	1%	26%
other foreign exchange derivatives	229	221
– equity derivatives	819	1,494
long-dated single stock options	421	549	Model – Option model	Equity volatility	5%	119%	6%	118%
other equity derivatives	398	945
– credit derivatives	260	650
total return swaps	213	527	Market proxy	Price	73	106	0	104
other credit derivatives	47	123
– other derivatives	8	2
Other portfolios	11,651	49
– repurchase agreements	427	—	Model – Discounted cash flow	Interest rate curve	0%	3%	0%	26%
– bonds	6,807	39	Market proxy	Price	0	126	0	140
– loans and deposits	2,412	—	Market proxy	Price	0	111	0	103
– other[2]	2,005	10
At 30 Jun 2025	34,567	12,738
1‘Private equity including strategic investments’ includes private equity, private credit and private equity funds, primarily held as part of our Insurance business and for strategic investments.
2‘Other’ includes a range of smaller asset holdings.

7Fair values of financial instruments not carried at fair value
The bases for measuring the fair values of loans and advances to banks and customers, financial investments, deposits by banks, customer accounts, debt securities in issue, subordinated liabilities and non-trading repurchase and reverse repurchase agreements are explained on page
394 of the Annual Report and Accounts 2024.

Fair values of financial instruments not carried at fair value on the balance sheet
	At 30 Jun 2025		At 31 Dec 2024
	Carrying amount	Fair value	Carrying amount	Fair value
	$m	$m	$m	$m
Assets
Loans and advances to banks	107,582	107,585	102,039	102,055
Loans and advances to customers	981,722	975,671	930,658	917,643
Reverse repurchase agreements – non-trading	283,204	283,340	252,549	252,598
Financial investments – at amortised cost	166,209	165,142	153,973	151,060
Liabilities
Deposits by banks	97,782	97,812	73,997	74,025
Customer accounts	1,718,604	1,718,745	1,654,955	1,655,151
Repurchase agreements – non-trading	195,532	195,498	180,880	180,873
Debt securities in issue	102,129	102,898	105,785	106,643
Subordinated liabilities	27,569	30,114	25,958	28,262

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Fair values of financial instruments not carried at fair value on the balance sheet – assets and disposal groups held for sale
	At 30 Jun 2025		At 31 Dec 2024
	Carrying amount	Fair value	Carrying amount	Fair value
	$m	$m	$m	$m
Assets
Loans and advances to banks	169	169	144	144
Loans and advances to customers	2,287	2,289	977	977
Financial investments – at amortised cost	—	—	—	—
Liabilities
Deposits by banks	103	103	—	—
Customer accounts	19,088	19,088	5,399	5,399
Other financial instruments not carried at fair value are typically short term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value.

8	Derivatives

Notional contract amounts and fair values of derivatives by product contract type held by HSBC
	Notional contract amount		Fair value amount
	Assets and liabilities		Assets			Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange	14,089,219	102,052	119,794	592	120,386	120,166	2,114	122,280
Interest rate	18,843,944	444,352	216,249	5,315	221,564	212,818	5,083	217,901
Equities	868,213	—	16,443	—	16,443	24,133	—	24,133
Credit	151,437	—	1,237	—	1,237	2,106	—	2,106
Commodity and other	148,870	—	4,292	—	4,292	5,431	—	5,431
Gross total fair values	34,101,683	546,404	358,015	5,907	363,922	364,654	7,197	371,851
Offset					(114,250)			(114,250)
At 30 Jun 2025	34,101,683	546,404	358,015	5,907	249,672	364,654	7,197	257,601

Foreign exchange	11,706,591	82,161	142,055	2,738	144,793	133,910	75	133,985
Interest rate	17,316,173	406,109	209,794	4,790	214,584	212,980	4,930	217,910
Equities	768,732	—	17,116	—	17,116	20,643	—	20,643
Credit	143,136	—	1,756	—	1,756	1,769	—	1,769
Commodity and other	118,180	—	3,134	—	3,134	2,887	—	2,887
Gross total fair values	30,052,812	488,270	373,855	7,528	381,383	372,189	5,005	377,194
Offset					(112,746)			(112,746)
At 31 Dec 2024	30,052,812	488,270	373,855	7,528	268,637	372,189	5,005	264,448
The notional contract amounts of derivatives held for trading purposes and derivatives designated in hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.
Hedge accounting derivatives
The notional contract amounts of derivatives held for hedge accounting purposes indicate the nominal value of transactions outstanding at the balance sheet date, not amounts at risk.

Notional contract amounts of derivatives held for hedging purposes by product type
	At 30 Jun 2025		At 31 Dec 2024
	Cash flow hedges	Fair value hedges	Cash flow hedges	Fair value hedges
	$m	$m	$m	$m
Foreign exchange	58,047	—	47,194	—
Interest rate	207,144	237,208	215,777	190,332
Total	265,191	237,208	262,971	190,332

The Group applies hedge accounting in respect of certain consolidated net investments in foreign operations. Hedging is undertaken using forward foreign exchange contracts or by financing with foreign currency borrowings. At 30 June 2025, the notional contract value of outstanding derivative financial instruments designated as hedges of net investments in foreign operations was $44,005m (31 December 2024:
$34,967m).

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9	Financial investments

Carrying amounts of financial investments
	30 Jun 2025	31 Dec 2024
	$m	$m
Financial investments measured at fair value through other comprehensive income	381,746	339,193
– treasury and other eligible bills	117,390	112,705
– debt securities	262,226	224,496
– equity securities	1,697	1,569
– other instruments	433	423
Debt instruments measured at amortised cost	166,209	153,973
– treasury and other eligible bills	21,243	22,148
– debt securities	144,966	131,825
At the end of the period	547,955	493,166

10	Interests in associates and joint ventures
At 30 June 2025, the carrying amount of HSBC’s interests in associates and joint ventures was $28,202m (31 December 2024: $28,909m).

Principal associates of HSBC
	At 30 Jun 2025		At 31 Dec 2024
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]
	$m	$m	$m	$m
Bank of Communications Co., Limited	21,348	13,145	22,367	11,631
Saudi Awwal Bank	5,245	5,724	5,027	5,705
1Principal associates are listed on recognised stock exchanges. The fair values are based on the quoted market prices of the shares held (Level 1 in the fair value hierarchy).

Share of profit in associates and joint ventures
	Half year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Bank of Communications Co., Limited	1,260	1,257
Saudi Awwal Bank	345	317
Other associates and joint ventures	46	52
Share of profit in associates and joint ventures	1,651	1,626
Less: Impairment of interest in BoCom	(1,000)	—
Bank of Communications Co., Limited
The results for the period ended 30 June 2025 included a $1.1bn loss from the dilution of our shareholding and a $1.0bn impairment to the carrying value of the Group’s interest in BoCom.
The Group’s interest in BoCom reduced from 19.03% to 16.00% following the completion of a capital issuance by BoCom on 17 June 2025.
The dilution of the Group’s interest resulted in a pre-tax loss of $1.1bn, recognised in ‘Other operating (expense)/income’ in the Group’s consolidated income statement. The loss is not deductible for tax purposes as a consequence of our shareholding in BoCom being held for long-
term investment purposes.
In addition, the Group performed an impairment test on the carrying amount at 30 June 2025, which resulted in an impairment of $1.0bn, as the recoverable amount as determined by a value-in-use calculation was lower than the carrying value, recognised within ‘Impairment of interest in associate’. Consistent with prior periods, our value-in-use calculation uses both historical experience and market participant views to estimate future cash flows, relevant discount rates and associated capital assumptions.
We remain strategically committed to mainland China and continue our valued, strategic partnership with BoCom.
HSBC’s Interest
The Group’s investment in BoCom continues to be classified as an associate. Significant influence in BoCom was established with consideration of all relevant factors, including the Group’s latest shareholding, representation on BoCom’s Board of Directors, and participation in a resource and experience sharing agreement. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28
‘Investments in Associates and Joint Ventures’, whereby the investment is initially recognised at cost and adjusted thereafter for the post-
acquisition change in the Group’s share of associate’s net assets. An impairment test is required if there is any indication of impairment or reversal.
The fair value of the Group’s investment in BoCom had been below its carrying amount. No impairment (or reversal) was required for the year ended 31 December 2024.
If the Group did not have significant influence in BoCom, the investment would be carried at fair value rather than the current carrying amount.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Impairment testing
At 30 June 2025, the Group concluded that there were indications of impairment. As part of this assessment, the Group performed an impairment test on the carrying amount with an updated VIU calculation, which resulted in an impairment of $1.0bn, as the recoverable amount as determined by the VIU calculation was lower than the carrying amount. The impairment was recognised within ‘Impairment of interest in associate’. The carrying amount of the investment after impairment was $21.3bn (31 December 2024: $22.4bn) with a fair value of $13.1bn
(31 December 2024: $11.6bn). The impairment loss is not deductible for tax purposes.
Basis of recoverable amount
The VIU calculation uses discounted cash flow projections based on management’s best estimates of future earnings available to ordinary shareholders prepared in accordance with IAS 36 ’Impairment of Assets’. Those cash flows used estimates based on BoCom’s current condition and so do not include estimated cash flows arising from uncommitted future actions that may affect the performance of the investment, which will be considered at the relevant time should they arise. Significant management judgement is required in arriving at the best estimate.
The VIU may increase or decrease depending on the effect of changes to model inputs. The main model inputs are described below and are based on factors observed at period-end. The factors that could result in increases or reductions in the VIU include changes in BoCom’s short-
term performance, a change in regulatory capital requirements or revisions to the forecast of BoCom’s future profitability.
There are two main components to the VIU calculation. The first component is management’s best estimate of BoCom’s earnings. Forecast earnings growth over the short to medium term continues to be lower than recent (within the last five years) actual growth, and reflects the impact of recent macroeconomic, policy and industry factors in mainland China. As a result of management’s intent to continue to retain its investment for the long term, earnings beyond the short to medium term are extrapolated into perpetuity using a long-term growth rate to derive a terminal value, which comprises the majority of the VIU. The second component is the capital maintenance charge (‘CMC’), which is management’s forecast of the earnings that need to be withheld in order for BoCom to meet capital requirements over the forecast period, meaning that CMC is deducted when arriving at management’s estimate of future earnings available to ordinary shareholders. The CMC reflects the revised capital requirements arising from revisions of the ratio of risk-weighted assets to total assets assumption. The principal inputs to the
CMC calculation include estimates of asset growth, the ratio of risk-weighted assets to total assets and the expected capital requirements. An increase in the CMC as a result of a change to these principal inputs would reduce VIU. Additionally, management considers other qualitative factors, to ensure that the inputs to the VIU calculation remain appropriate.
Key assumptions in value-in-use calculation
We used a number of assumptions in our VIU calculation, in accordance with the requirements of IAS 36:
–Long-term profit growth rate: 3.00% (31 December 2024: 3.00%) for periods after 2028, which does not exceed forecast GDP growth in mainland China and is similar to forecasts by external analysts.
–Long-term asset growth rate: 3.25% (31 December 2024: 3.25%) for periods after 2028, which is the rate that assets are expected to grow to achieve long-term profit growth of 3.00%.
–Discount rate: 8.08% (31 December 2024: 8.53%), which is based on a capital asset pricing model (‘CAPM’), using market data. The discount rate used is within the range of 7.1% to 8.9% (31 December 2024: 7.1% to 8.8%) indicated by the CAPM, and decreased primarily as a consequence of a market-driven reduction in the risk-free rate.
–Expected credit losses (‘ECL’) as a percentage of loans and advances to customers: ranges from 0.74% to 0.88% (31 December 2024:
0.74% to 0.93%) in the short to medium term, reflecting reported credit experience in mainland China. For periods after 2028, the ratio is
0.87% (31 December 2024: 0.97%), reflecting the anticipated continuation of BoCom’s lower average ECL as a percentage of loans and advances to customers experienced in recent years.
–Risk-weighted assets as a percentage of total assets: ranges from 62.0% to 63.3% (31 December 2024: 62.0% to 62.5%) in the short to medium term, reflecting higher risk-weights in the short term followed by an expected reversion to recent historical levels. For periods after
2028, the ratio is 62.0% (31 December 2024: 62.0%), which is similar to BoCom’s actual results in recent years.
–Loans and advances to customers growth rate: ranges from 8.0% to 9.0% (31 December 2024: 7.5% to 9.5%) in the short to medium term, which is similar to BoCom’s actual results in recent years. Increases in the forecast growth rate of loans and advances to customers results in higher forecast ECL.
–Operating income growth rate: ranges from 1.9% to 9.1% (31 December 2024: 0.1% to 9.9%) in the short to medium term, which is similar to BoCom’s actual results in recent years. The projected net interest income over the medium term reduced to reflect forecasted pressure on net interest margin compared with the prior period, which led to a net reduction in the VIU.
–Cost-income ratio: ranges from 35.0% to 39.5% (31 December 2024: 34.6% to 39.8%) in the short to medium term. These ratios are similar to BoCom’s actual results in recent years and forecasts disclosed by external analysts.
–Long-term effective tax rate: 15.0% (31 December 2024: 15.0%) for periods after 2028, which is higher than the recent historical average, and aligned to the minimum tax rate as proposed by the OECD/Group of 20 (‘G20’) Inclusive Framework on Base Erosion and Profit Shifting.
–Capital requirements: capital adequacy ratio of 12.5% (31 December 2024: 12.5%) and tier 1 capital adequacy ratio of 9.5% (31 December
2024: 9.5%), based on BoCom’s capital risk appetite and capital requirements respectively.
The VIU is highly sensitive to the assumptions above. To indicate the scale of that sensitivity, we also disclose the reasonably possible range of
VIU-based changes to these assumptions. This is based on impacts arising from the favourable/unfavourable change in the earnings in the short to medium term, the expected credit losses as a percentage of loans and advances to customers, and a 50bps increase/decrease in the discount rate. At 30 June 2025, we estimate that the reasonably possible range of VIU is $11.0bn to $29.6bn (31 December 2024: $13.5bn to
$30.8bn), acknowledging that the fair value of the Group’s investment has ranged from $6.8bn to $13.1bn over the last five years as at the date of the impairment test. All other long-term assumptions, and the basis of the CMC, have been kept unchanged when determining the reasonably possible range of the VIU.
Saudi Awwal Bank
The Group’s investment in Saudi Awwal Bank (‘SAB’) is classified as an associate. HSBC is the largest shareholder in SAB with a shareholding of 31%. Significant influence in SAB is established via representation on the Board of Directors. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28, as described previously for BoCom.

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Impairment testing
There were no indicators of impairment at 30 June 2025. The fair value of the Group’s investment in SAB of $5.7bn was above the carrying amount of $5.2bn.

11	Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	$m	$m	$m	$m	$m
Provisions (excluding contractual commitments)
At 1 Jan 2025	199	295	85	457	1,036
Additions	647	79	6	69	801
Amounts utilised	(167)	(100)	(12)	(46)	(325)
Unused amounts reversed	(50)	(29)	(26)	(21)	(126)
Exchange and other movements	27	24	5	11	67
At 30 Jun 2025	656	269	58	470	1,453
Contractual commitments[1]
At 1 Jan 2025					688
Net change in expected credit loss provision and other movements					(16)
At 30 Jun 2025					672
Total provisions
At 31 Dec 2024					1,724
At 30 Jun 2025					2,125
1Contractual commitments include the expected credit loss provision in relation to off-balance sheet financial guarantee contracts and commitments where HSBC has become party to an irrevocable commitment, as defined under IFRS 9 ‘Financial Instruments’; and provisions for performance and other guarantee contracts.
Further details of ‘Legal proceedings and regulatory matters’ are set out in Note 13. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim); or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. ‘Regulatory matters’ refers to investigations, reviews and other actions carried out by, or in response to, the actions of regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.
Customer remediation refers to HSBC’s activities to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is often initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action.
For further details of the impact of IFRS 9 on undrawn loan commitments and financial guarantees, presented in ‘Contractual commitments’, see Note 12. Further analysis of the movement in the ECL provision is disclosed within the ‘Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees‘ table on page 55.
Brazil PIS and COFINS tax matters
Beginning in the late 1990s, HSBC Bank Brasil S.A. – Banco Múltiplo (‘HSBC Brazil’) and other financial services firms brought legal proceedings in Brazil challenging the assessment of Contribution to the Social Integration Programme (‘PIS’) and Contribution for the Financing of Social
Security (‘COFINS’) taxes, which are federal taxes imposed on gross revenues earned by legal entities in Brazil. The Supreme Court of Brazil selected three cases – one involving an insurer, in 2007, and two involving other banks, in 2011 – to set standards that would apply to all of these proceedings. In June 2023, the court ruled against the financial services firms in all three cases. The standards set by the court in this ruling have not yet been applied to HSBC Brazil’s legacy cases, liability for which remained with HSBC after the sale of HSBC’s operations in
Brazil to Bradesco in 2016. In May 2025, the first instance judicial court delivered a favourable judgment in HSBC Brazil’s second largest legacy
PIS and COFINS case. This judgment is subject to appeal by the Brazilian Tax Authority. There are many factors that may affect the range of outcomes and any resulting financial impact for HSBC. Based upon the information currently available, a provision was recognised in respect of one legacy case. The remaining additional tax liability subject to challenge on all legacy PIS and COFINS cases is up to $0.4bn, and no provision has been booked for this amount.

12Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun 2025	31 Dec 2024
	$m	$m
Guarantees and other contingent liabilities:
– financial guarantees	16,605	16,998
– performance and other guarantees	98,103	92,723
– other contingent liabilities	299	298
At the end of the period	115,007	110,019
Commitments:[1]
– documentary credits and short-term trade-related transactions	6,489	7,096
– forward asset purchases and forward deposits placed	110,784	61,017
– standby facilities, credit lines and other commitments to lend	822,726	793,465
At the end of the period	939,999	861,578
1Includes $691,705m of commitments at 30 June 2025 (31 December 2024: $619,367m), to which the impairment requirements in IFRS 9 are applied where
HSBC has become party to an irrevocable commitment.

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The preceding table discloses the nominal principal amounts of off-balance sheet liabilities and commitments for the Group, which represent the maximum amounts at risk should the contracts be fully drawn upon and the clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments under IFRS 9 is disclosed in Note 11.
The majority of the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC’s annual credit review process.
Contingent liabilities arising from legal proceedings and regulatory and other matters against Group companies are excluded from this note but are disclosed in Notes 11 and 13.

13Legal proceedings and regulatory matters
HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2024. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2025 (see Note 11). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’). Based on information provided by Madoff
Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff.
Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.
Trustee litigation: The Madoff Securities trustee (the ‘Trustee’) has brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from Madoff Securities to the HSBC companies in the amount of $543m (plus interest), and these lawsuits remain pending in the US Bankruptcy Court for the Southern District of New York.
The Trustee has filed a claim against various HSBC companies in the High Court of England and Wales seeking recovery of alleged transfers from Madoff Securities to the HSBC companies. The claim has not yet been served and the amount claimed has not been specified.
Fairfield Funds litigation: Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (each in liquidation and together, the
‘Fairfield Funds’) have brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from the
Fairfield Funds to the HSBC companies (that acted as nominees for clients) in the amount of $382m (plus interest). Fairfield Funds’ claims against most of the HSBC companies have been dismissed, but remain pending on appeal before the US Court of Appeals for the Second
Circuit. Fairfield Funds’ claims against HSBC Private Bank (Suisse) SA and HSBC Securities Services Luxembourg (‘HSSL’) have not been dismissed and are ongoing before the US Bankruptcy Court for the Southern District of New York. HSBC Private Bank (Suisse) SA and HSSL
have appealed the decision not to dismiss them and these appeals are pending before the US Court of Appeals for the Second Circuit.
Herald Fund SPC (‘Herald’) litigation: HSSL and HSBC Bank plc are defending an action brought by Herald (in liquidation) before the
Luxembourg District Court seeking restitution of securities and cash in the amount of $2.5bn (plus interest), or damages in the amount of
$5.6bn (plus interest). In 2013, the Luxembourg District Court dismissed Herald’s securities restitution claim and stayed the cash restitution and damages claims. In December 2024, the Luxembourg Court of Appeal reversed the Luxembourg District Court’s dismissal and determined that
Herald’s claims for restitution of securities and cash against HSSL were founded in principle. HSSL has appealed this decision and a hearing before the Luxembourg Court of Cassation is listed for September 2025. Herald’s claim against HSBC Bank plc is pending.
Alpha Prime Fund Limited (‘Alpha Prime’) litigation: Various HSBC companies are defending a number of actions brought by Alpha Prime in the Luxembourg District Court seeking damages for alleged breach of contract and negligence in the amount of $1.16bn (plus interest). These matters are currently pending before the Luxembourg District Court.
In November 2024, Alpha Prime served various HSBC companies with a lawsuit filed in the Bermuda Supreme Court seeking damages for unspecified amounts for alleged breach of contract and negligence. This claim is currently stayed.
Senator Fund SPC (‘Senator’) litigation: HSSL and the Luxembourg branch of HSBC Bank plc are defending a number of actions brought by
Senator before the Luxembourg District Court seeking restitution of securities in the amount of $625m (plus interest), or damages in the amount of $188m (plus interest). These matters are currently pending before the Luxembourg District Court.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
US Anti-Terrorism Act litigation
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, alleged victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act, or provided banking services to customers alleged to have connections to terrorism financing. Seven actions, which seek damages for unspecified amounts, remain pending and HSBC’s motions to dismiss have been granted in three of these cases. These dismissals are subject to appeals and/or the plaintiffs re-
pleading their claims. The four other actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

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US dollar Libor litigation
Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of individual and putative class action lawsuits filed in federal and state courts in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US federal and state laws, including antitrust and racketeering laws and the US Commodity Exchange Act (‘CEA’). HSBC has concluded class settlements with five groups of plaintiffs, and several class action lawsuits brought by other groups of plaintiffs have been voluntarily dismissed. Two individual US dollar Libor-related actions seeking damages from HSBC for unspecified amounts remain pending.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.
Foreign exchange-related investigations and litigation
In December 2016, Brazil’s Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation, which remains ongoing. Lawsuits alleging foreign exchange-
related misconduct remain pending against HSBC and other banks in courts in Brazil.
Since 2017, HSBC Bank plc, among other financial institutions, has been defending a complaint filed by the Competition Commission of South
Africa before the South African Competition Tribunal for alleged anti-competitive behaviour in the South African foreign exchange market. In
2020, a revised complaint was filed which also named HSBC Bank USA N.A. (‘HSBC Bank USA’) as a defendant. In January 2024, the South
African Competition Appeal Court dismissed HSBC Bank USA from the revised complaint but denied HSBC Bank plc’s application to dismiss.
Both the Competition Commission and HSBC Bank plc have appealed to the Constitutional Court of South Africa.
HSBC Bank plc and HSBC Holdings have reached a settlement with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement remains subject to court approval.
In February 2024, HSBC Bank plc and HSBC Holdings were joined to an existing claim brought in the UK Competition Appeals Tribunal against various other banks alleging historical anti-competitive behaviour in the foreign exchange market and seeking approximately £3bn in damages from all the defendants. This matter is at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Precious metals fix-related litigation
US litigation: HSBC and other members of The London Silver Market Fixing Limited are defending a class action pending in the US District
Court for the Southern District of New York alleging that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the CEA and New York state law. In May 2023, this action, which seeks damages for unspecified amounts, was dismissed but remains pending on appeal.
Canada litigation: HSBC and other financial institutions are defending putative class actions filed in the Ontario and Quebec Superior Courts of
Justice alleging that the defendants conspired to manipulate the price of silver, gold and related derivatives in violation of the Canadian
Competition Act and common law. These actions each seek CA$1bn in damages plus CA$250m in punitive damages. Two of the actions are proceeding and the others have been stayed.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Tax-related investigations
Since 2023, the French National Financial Prosecutor has been investigating a number of banks, including HSBC Continental Europe and the
Paris branch of HSBC Bank plc, in connection with alleged tax fraud related to the dividend withholding tax treatment of certain trading activities.
HSBC Bank plc and the German branch of HSBC Continental Europe also continue to cooperate with investigations by the German public prosecutor into numerous financial institutions and their employees, in connection with the dividend withholding tax treatment of certain trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Gilts trading investigation and litigation
Since 2018, the UK Competition and Markets Authority (‘CMA‘) has been investigating HSBC and four other banks for suspected anti-
competitive conduct in relation to the historical trading of gilts and related derivatives. In February 2025, the CMA announced the conclusion of its investigation and imposed a £23.4m fine on HSBC, which has been paid. This matter is now closed.
In June 2023, HSBC Bank plc and HSBC Securities (USA) Inc., among other banks, were named as defendants in a putative class action filed in the US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market and seeking damages for unspecified amounts. Certain of the defendants, including HSBC Bank plc and HSBC Securities (USA) Inc., have reached a settlement with the plaintiffs to resolve this matter. The settlement remains subject to final court approval.
Korean short selling indictment
In March 2024, the Korean Prosecutors’ Office issued a criminal indictment against The Hongkong and Shanghai Banking Corporation Limited
(‘HBAP’) and three current and former employees for breaching short selling rules under the Financial Investment Services and Capital Markets
Act in connection with trades carried out between August 2021 and December 2021. In February 2025, the Korean court acquitted HBAP of all charges. The Korean Prosecutors’ Office has appealed this decision. Proceedings against the individual defendants have been suspended.

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Investigations involving HSBC Private Bank (Suisse) SA
Law enforcement authorities in Switzerland and France are investigating HSBC Private Bank (Suisse) SA in connection with alleged money laundering offences in respect of two historical banking relationships. These investigations are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
First Citizens litigation
In May 2023, First-Citizens Bank & Trust Company (‘First Citizens’) brought a lawsuit in the US District Court for the Northern District of
California against various HSBC companies and seven US-based HSBC employees who had previously worked for Silicon Valley Bank (‘SVB’).
The lawsuit seeks $1bn in damages and alleges, among other things, that the various HSBC companies conspired with the individual defendants to solicit employees from First Citizens and that the individual defendants took confidential information belonging to SVB and/or First Citizens. In
July 2024, the court dismissed several of First Citizens’ claims and also dismissed certain defendants for lack of jurisdiction, but allowed limited discovery into whether some of these defendants may be subject to jurisdiction. The remaining claims are proceeding against certain defendants.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
US mortgage securitisation litigation
Beginning in 2014, a number of lawsuits were filed in various state and federal courts in the US against HSBC Bank USA, as a trustee of more than 280 mortgage securitisation trusts, seeking unspecified damages for losses in collateral value allegedly sustained by the trusts. Nearly all of these lawsuits have either been settled or dismissed; one action remains pending in a New York state court.
HSBC Bank USA and certain of its affiliates continue to defend a mortgage loan repurchase action seeking unspecified damages and specific performance brought by the trustee of a mortgage securitisation trust in New York state court.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Mexican government bond litigation
HSBC Mexico S.A. and other banks are named as defendants in a consolidated putative class action pending in the US District Court for the
Southern District of New York alleging anti-competitive conduct related to Mexican government bond transactions between 2010 and 2014 and seeking unspecified damages. In January 2025, the court denied the defendants’ motion to dismiss the plaintiffs’ third amended complaint, and this action is proceeding.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Other regulatory investigations, reviews and litigation
HSBC Holdings and/or certain of its affiliates are also subject to a number of other enquiries and examinations, requests for information, investigations and reviews by various tax authorities, regulators, competition and law enforcement authorities, as well as legal proceedings including litigation, arbitration and other contentious proceedings, in connection with various matters arising out of their businesses and operations.
At the present time, HSBC does not expect the ultimate resolution of any of these matters to be material to the Group’s financial position;
however, given the uncertainties involved in legal proceedings and regulatory matters, there can be no assurance regarding the eventual outcome of a particular matter or matters.

14Transactions with related parties
There were no changes in the related party transactions described in the Annual Report and Accounts 2024 that have had a material effect on the financial position or performance of HSBC in the half-year to 30 June 2025. All related party transactions that took place in the half-year to
30 June 2025 were similar in nature to those disclosed in the Annual Report and Accounts 2024.

15Assets held for sale, liabilities of disposal groups held for sale and business acquisitions

	At
	30 Jun 2025	31 Dec 2024
	$m	$m
Disposal groups	38,716	27,126
Unallocated impairment losses[1]	(79)	(31)
Non-current assets held for sale	341	139
Assets held for sale	38,978	27,234
Liabilities of disposal groups held for sale	46,165	29,011
1This represents impairment losses in excess of the carrying value of the non-current assets, excluded from the measurement scope of IFRS 5.

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Disposal groups
Retained portfolio of home and certain other loans in France
Following the sale of our retail banking operations on 1 January 2024, HSBC Continental Europe retained a portfolio of home and certain other loans, with a carrying value of €7.1bn ($8.3bn) at the time of sale. During the fourth quarter of 2024, we began actively marketing the retained portfolio for sale. As a result, on 1 January 2025 we reclassified the portfolio to a hold-to-collect-and-sell business model, measuring it at fair value through other comprehensive income.
Since reclassification, we have recognised a fair value pre-tax loss in other comprehensive income of $1.4bn on the remeasurement of the financial instruments, which resulted in an approximately 0.2 percentage point reduction in the Group’s CET1 ratio, and a $0.1bn mark-to-market gain in ‘net income from financial instruments held for trading or managed on a fair value basis‘ on non-qualifying economic hedges entered into in December 2024, hedging interest rate risk on the portfolio.
On 18 July 2025, HSBC Continental Europe signed a memorandum of understanding with a consortium comprising Rothesay Life plc and CCF regarding the sale of the portfolio. The potential transaction, which remains subject to relevant information and consultation processes with respective works councils, is expected to complete in the fourth quarter of 2025. At 30 June 2025, given the advanced stage of agreement on deal terms and that completion was expected within 12 months, $6.2bn in loans met the criteria to be classified as held for sale in accordance with IFRS 5. Upon completion, the cumulative fair value changes recognised through other comprehensive income will recycle to the income statement.
Other disposals
On 27 June 2025, HSBC Continental Europe reached an agreement to sell its custody business in Germany to BNP Paribas, subject to customary regulatory and anti-trust approvals and the conclusion of negotiations with the works council in Germany. Following these, it is anticipated that the sale will be completed in a phased manner, starting in the first quarter of 2026. While client consent and related operational requirements may extend the timing for completion of all client transfers, given the signing of a sale and purchase agreement, the disposal group met the held for sale criteria at 30 June 2025. As a result, $1bn in assets and $12.6bn in liabilities were classified as held for sale. The sale is expected to generate an estimated pre-tax gain on disposal of $0.1bn, which will be recognised in line with completion of client transfers.
On 3 July 2025, HSBC Bank plc, a wholly-owned subsidiary of HSBC Holdings plc, entered into a binding agreement to sell its UK life insurance entity, HSBC Life (UK) Limited, to Chesnara plc. The disposal group, comprising $6.2bn in assets and $5.9bn in liabilities at 30 June 2025, is expected to be classified as held for sale in the third quarter of 2025, reflecting commitment by the parties to the sale in July 2025, when we will recognise an estimated pre-tax loss on disposal of $0.1bn. The transaction, which remains subject to regulatory approval, is expected to complete in early 2026. Upon completion, foreign currency translation reserve losses, which stood at $0.2bn at 30 June 2025, will recycle to the income statement.
On 11 July 2025, HSBC Continental Europe reached an agreement to sell its fund administration business, Internationale
Kapitalanlagegesellschaft mbH, to BlackFin Capital Partners S.A.S. The disposal group, comprising $0.1bn in assets and $0.1bn in liabilities at
30 June 2025, is expected to be classified as held for sale in the third quarter of 2025, reflecting commitment by the parties to the sale in July
2025. Completion of the potential sale is subject to customary regulatory and competition approvals as well as the conclusion of negotiations with the German works council, and is expected in the second half of 2026, at which point an immaterial gain on disposal will be recognised.
On 27 July 2025, HSBC Latin America Holdings (UK) Limited, a direct subsidiary of HSBC Holdings plc, entered into a binding agreement for the sale of its direct subsidiary, HSBC Bank (Uruguay) S.A., to a subsidiary of BTG Pactual Holding SA. The planned sale, which remains subject to regulatory approval, is targeted for completion in the second half of 2026. The disposal group, comprising $2.2bn in assets and $2.0bn in liabilities at 30 June 2025, is expected to be classified as held for sale in the second half of 2025, when we will recognise an immaterial loss on disposal.
On 23 September 2024, HSBC Continental Europe, a wholly-owned subsidiary of HSBC Bank plc, announced the reaching of an agreement to sell its private banking business in Germany to BNP Paribas. The disposal group met held for sale criteria in the third quarter of 2024, with balances remaining classified as held for sale at 30 June 2025 of $2.7bn in assets and $2.7bn in liabilities. This sale is expected to complete in the second half of 2025 and generate an estimated pre-tax gain on disposal of $0.2bn, which will be recognised on completion.
On 25 September 2024, HSBC reached an agreement to transfer its business in South Africa to local lender FirstRand Bank Ltd. The disposal group met held for sale criteria in the fourth quarter of 2024, with balances remaining classified as held for sale at 30 June 2025 of $0.8bn in assets and $3.2bn in liabilities. The transaction, which has received regulatory and governmental approvals, is now expected to complete in the first quarter of 2026. At closing, cumulative foreign currency translation reserves and other reserves will recycle to the income statement. At
30 June 2025, foreign currency translation reserve and other reserve losses stood at $0.2bn.
On 20 December 2024, HSBC Continental Europe signed a memorandum of understanding for the planned sale of its French life insurance business, HSBC Assurances Vie (France), to Matmut Société d’Assurance Mutuelle. The Share Sale Agreement for the transaction was signed on 21 March 2025 following completion of all relevant employee information and consultation processes. The transaction, which has received regulatory approvals, is expected to complete in the second half of 2025. The disposal group met held for sale criteria in the fourth quarter of
2024, with balances remaining classified as held for sale at 30 June 2025 of $27.9bn in assets and $26.9bn in liabilities. The transaction is estimated to generate a pre-tax loss of $0.2bn inclusive of migration costs and the recycling of related reserves, largely on completion. The transaction is structured on the basis of a price fixed on the reference date of 30 June 2024. Between this date and completion the loss on disposal will be adjusted for changes in the net asset value, including the entity’s earnings, which will continue to be consolidated into the
Group’s results until disposal.
On 18 February 2025, HSBC Bank Middle East, Bahrain branch, entered into a binding agreement to transfer its retail banking business in
Bahrain to Bank of Bahrain and Kuwait B.S.C. The transaction, which has received regulatory approval, is expected to complete in the second half of 2025. The sale is expected to generate an estimated pre-tax gain on disposal of $0.1bn, which will be recognised on completion.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

At 30 June 2025, the major classes of assets and associated liabilities of disposal groups held for sale, including allocated impairment losses, were as follows:

	French life insurance business	German private banking business	South Africa[1]	Bahrain retail banking business	Germany custody business[2]	French portfolio of home and certain other loans	Total
	$m	$m	$m	$m	$m	$m	$m
Assets of disposal groups held for sale
Cash and balances at central banks	—	2,305	—	—	—	—	2,305
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	16,972	—	—	—	—	—	16,972
Derivatives	44	—	7	—	—	—	51
Loans and advances to banks	59	—	—	—	110	—	169
Loans and advances to customers	—	359	758	181	864	—	2,162
Financial investments[3]	9,663	—	—	—	—	6,191	15,854
Goodwill	—	5	—	—	—	—	5
Prepayments, accrued income and other assets	1,122	19	11	—	40	6	1,198
Total assets at 30 Jun 2025	27,860	2,688	776	181	1,014	6,197	38,716

Liabilities of disposal groups held for sale
Deposits by banks	—	—	—	—	103	—	103
Customer accounts	—	2,662	3,210	824	12,392	—	19,088
Financial liabilities designated at fair value	13	—	—	—	—	—	13
Derivatives	—	—	12	—	—	—	12
Insurance contract liabilities	24,928	—	—	—	—	—	24,928
Accruals, deferred income and other liabilities	1,917	21	22	3	58	—	2,021
Total liabilities at 30 Jun 2025	26,858	2,683	3,244	827	12,553	—	46,165

Expected date of completion	Second half of 2025	Second half of 2025	First quarter of 2026	Second half of 2025	Second half of 2027	Second half of 2025
Operating segment	IWPB	IWPB	CIB and Corporate Centre	IWPB	CIB	Corporate Centre
At 31 December 2024, the major classes of assets and associated liabilities of disposal groups held for sale, excluding allocated impairment losses, were as follows:

	French life insurance business	German private banking business	South Africa[1]	Other	Total
	$m	$m	$m	$m	$m
Assets of disposal groups held for sale
Cash and balances at central banks	—	1,896	—	—	1,896
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	14,560	—	—	—	14,560
Derivatives	26	—	10	—	36
Loans and advances to banks	144	—	—	—	144
Loans and advances to customers	—	309	656	—	965
Financial investments[3]	8,500	—	—	—	8,500
Goodwill	—	5	—	—	5
Prepayments, accrued income and other assets	992	21	7	—	1,020
Total assets at 31 Dec 2024	24,222	2,231	673	—	27,126

Liabilities of disposal groups held for sale
Customer accounts	—	2,085	3,294	20	5,399
Financial liabilities designated at fair value	11	119	—	—	130
Derivatives	—	—	19	—	19
Insurance contract liabilities	21,811	—	—	—	21,811
Accruals, deferred income and other liabilities	1,598	22	32	—	1,652
Total liabilities at 31 Dec 2024	23,420	2,226	3,345	20	29,011
1    Under the financial terms of the sale of our South Africa business, HSBC Bank plc will transfer the business with a net asset value of $0.8bn for book value less any provisions. The purchase price will be satisfied by the transfer of agreed liabilities of $3.2bn. Any required increase to the net asset value of the business to achieve this will be satisfied by the inclusion of additional cash. Based upon the net liabilities of the disposal group at 30 June 2025, HSBC would be expected to include a cash contribution of $2.4bn.
2Under the financial terms of the sale of our custody business in Germany, HSBC Continental Europe will transfer a nil net asset value for each client transferred, by way of inclusion of additional cash.
3Represents financial investments measured at fair value through other comprehensive income.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

16Events after the balance sheet date
A second interim dividend for 2025 of $0.10 per ordinary share in respect of the financial year ending 31 December 2025 was approved by the
Directors on 30 July 2025, as described in Note 3. On 30 July 2025, HSBC Holdings announced its intention to initiate a share buy-back to purchase its ordinary shares up to a maximum consideration of $3.0bn, which is expected to commence shortly and complete by our third quarter 2025 results announcement.
On 3 July 2025, HSBC Bank plc, a wholly owned subsidiary of HSBC Holdings plc, entered into a binding agreement to sell its UK life insurance entity, HSBC Life (UK) Limited, to Chesnara plc. The transaction is expected to complete in early 2026.
On 11 July 2025, HSBC Continental Europe reached an agreement to sell its fund administration business, Internationale
Kapitalanlagegesellschaft mbH, to BlackFin Capital Partners S.A.S. The potential transaction is subject to customary regulatory and competition approvals as well as the conclusion of negotiations with the German works council, and is expected to complete in the second half of 2026.
On 18 July 2025, HSBC Continental Europe signed a memorandum of understanding with a consortium comprising Rothesay Life plc and CCF regarding the sale of its portfolio of home and certain other loans retained after the sale of its French retail banking operations. The potential transaction, which remains subject to relevant information and consultation processes with respective works councils, is expected to complete in the fourth quarter of 2025, when cumulative fair value losses recognised through other comprehensive income would recycle to the income statement. These stood at $1.4bn at 30 June 2025.
On 27 July 2025, HSBC Latin America Holdings (UK) Limited, a direct subsidiary of HSBC Holdings plc, entered into a binding agreement for the sale of its direct subsidiary, HSBC Bank (Uruguay) S.A., to a subsidiary of BTG Pactual Holding SA. The planned sale, which remains subject to regulatory approval, is targeted for completion in the second half of 2026.

17Interim Report 2025 and statutory accounts
The information in this Form 6-K is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies
Act 2006. This Form 6-K was approved by the Board of Directors on 30 July 2025. The statutory accounts of HSBC Holdings plc for the year ended 31 December 2024 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the
Companies Act 2006.

Shareholder information
Directors’ interests
According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, at 30 June 2025 the Directors of HSBC Holdings had the following interests, all beneficial unless otherwise stated, in the shares or debentures of HSBC Holdings and its associated corporations:

Directors’ interests – shares and debentures
	At 1 Jan 2025 or date of appointment, if later	At 30 Jun 2025 or date of retirement, if earlier
	Total interests	Beneficial owner	Child under 18 or spouse	Jointly with spouse/other	Trustee	Total interests
HSBC Holdings ordinary shares
Geraldine Buckingham[1]	15,000	15,000	—	—	—	15,000
Rachel Duan[1]	15,000	15,000	—	—	—	15,000
Georges Elhedery[2]	966,017	1,109,810	—	—	—	1,109,810
Dame Carolyn Fairbairn	15,000	15,000	—	—	—	15,000
James Forese[1]	115,000	115,000	—	—	—	115,000
Ann Godbehere[1]	15,000	—	—	15,000	—	15,000
Steven Guggenheimer[1]	15,000	—	—	15,000	—	15,000
Manveen (Pam) Kaur[2]	801,296	986,625	—	—	—	986,625
José Antonio Meade Kuribreña[1]	15,000	15,000	—	—	—	15,000
Kalpana Morparia[1]	15,000	15,000	—	—	—	15,000
Eileen Murray[1]	75,000	75,000	—	—	—	75,000
Brendan Nelson	15,000	15,000	—	—	—	15,000
Swee Lian Teo	15,200	15,200	—	—	—	15,200
Sir Mark Tucker	307,352	307,352	—	—	—	307,352
1Geraldine Buckingham has an interest in 3,000, Rachel Duan in 3,000, James Forese in 23,000, Ann Godbehere in 3,000, Steven Guggenheimer in 3,000, José
Antonio Meade Kuribreña in 3,000, Kalpana Morparia in 3,000 and Eileen Murray in 15,000 listed American Depositary Shares (‘ADSs’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.
2Executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings Savings-Related Share Option Plan (UK) and the HSBC
Share Plan 2011 are set out on the following pages. At 30 June 2025, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC
Holdings ordinary shares, including interests arising through employee share plans, were: Georges Elhedery – 3,938,444 and Pam Kaur – 2,771,470. Each
Director’s total interests represents approximately 0.02% of the shares in issue and 0.02% of the shares in issue, respectively.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

HSBC Holdings Savings-Related Share Option Plan (UK)
Currently no executive Directors participate in a Savings-Related Share Option Plan.
HSBC Share Plan 2011
Share awards
Vesting of deferred share awards is normally subject to the Director remaining an employee on the vesting date and no other performance conditions apply to the awards unless specified. The awards may vest at an earlier date in certain circumstances. Under the Securities and
Futures Ordinance of Hong Kong, interests in conditional share awards are categorised as the interests of the beneficial owner.

Deferred share, immediate share and fixed pay allowance awards granted to Directors
					HSBC Holdings ordinary shares
	Dates of award	Award price (£)[1]	Usually vesting		At 1 Jan 2025	Granted in period	Vested in period	Lapsed in period	Cancelled in period	At 30 Jun 2025
			from	to
Georges Elhedery	24 Feb 2020[2]	5.622	1 Mar 2023	31 Mar 2027	88,597	—	29,532	—	—	59,065
	1 Mar 2021[3]	4.262	1 Mar 2024	31 Mar 2028	244,419	—	61,104	—	—	183,315
	28 Feb 2022[4]	5.380	1 Mar 2025	31 Mar 2029	273,163	—	54,632	—	—	218,531
	4 Mar 2025[5]	9.070		4 Mar 2025	—	92,447	92,447	—	—	—
Manveen (Pam) Kaur	26 Feb 2018[6]	7.234	1 Mar 2021	31 Mar 2025	15,633	—	15,633	—	—	—
	25 Feb 2019[7]	6.235	1 Mar 2022	31 Mar 2026	37,310	—	18,655	—	—	18,655
	24 Feb 2020[2]	5.622	1 Mar 2023	31 Mar 2027	58,909	—	19,635	—	—	39,274
	1 Mar 2021[3]	4.262	1 Mar 2024	31 Mar 2028	169,555	—	42,388	—	—	127,167
	28 Feb 2022[4]	5.380	1 Mar 2025	31 Mar 2029	210,542	—	42,108	—	—	168,434
	27 Feb 2023[8]	6.357	1 Mar 2026	31 Mar 2030	65,843	—	—	—	—	65,843
	26 Feb 2024[9]	5.972	1 Mar 2027	31 Mar 2031	100,798	—	—	—	—	100,798
	4 Mar 2025[5]	9.070		4 Mar 2025	—	186,052	186,052	—	—	—
1The award price is the closing price on the day before the grant date for awards made in 2024 and prior. The price for awards made from 2025 is the average closing price of the week prior to the grant date. In all cases the purchase price is nil.
2The award vests in five equal annual tranches. The third tranche vested on 10 March 2025 at a market value of £8.6138. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The closing price of the shares immediately before the date on which the awards were vested was £8.764.
3The award vests in five equal annual tranches. The second tranche vested on 10 March 2025 at a market value of £8.6138. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The closing price of the shares immediately before the date on which the awards were vested was £8.764.
4The award vests in five equal annual tranches. The first tranche vested on 11 March 2025 at a market value of £8.4415. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The closing price of the shares immediately before the date on which the awards were vested was £8.548.
5The non-deferred award vested immediately on 4 March 2025 and was based on the market value of £9.2551. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The closing price of the shares immediately before the date on which the awards were granted and vested, was £9.425. The fair value of the awards granted on 4 March 2025 was £9.1630 based on IFRS 2 accounting standards.
6The award vested in five equal annual tranches. The final tranche vested on 10 March 2025 at a market value of £8.6138. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The closing price of the shares immediately before the date on which the awards were vested was £8.764.
7The award vests in five equal annual tranches. The fourth tranche vested on 10 March 2025 at a market value of £8.6138. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for six months from the vesting date. The closing price of the shares immediately before the date on which the awards were vested was £8.764.
8The award will vest in five equal tranches commencing in 2026. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date.
9The award will vest in five equal tranches commencing in 2027. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Long-term incentive awards
The long-term incentive award is an award of shares with a three-year performance period. At the end of this performance period and subject to the award terms, the number of shares that vest will be determined based on an assessment against financial and non-financial measures. Details of these measures can be found in the Directors’ remuneration report in the Annual Report and Accounts. Subject to that assessment, the shares will vest in five equal annual instalments, with the first instalment vesting on or around the third anniversary of the grant date and the last instalment vesting on or around the seventh anniversary of the grant date. On vesting, awards are subject to a retention period of up to one year. Under the Securities and
Futures Ordinance of Hong Kong, interests in share awards are categorised as interests of the beneficial owner.

Long-term incentive awards granted to Directors
					HSBC Holdings ordinary shares
	Dates of award	Award price (£)[1]	Usually vesting		At 1 Jan 2025	Granted in period	Vested in period	Lapsed in period	Cancelled in period	At 30 Jun 2025
			from	to
Georges Elhedery	28 Feb 2022	5.380	1 Mar 2025	31 Mar 2029	223,989	—	33,597[2]	55,998	—	134,394
	27 Feb 2023	6.357	1 Mar 2026	31 Mar 2030	251,474	—	—	—	—	251,474
	26 Feb 2024	5.972	1 Mar 2027	31 Mar 2031	569,177	—	—	—	—	569,177
	7 May 2025[3]	9.070[4]	1 Mar 2028	31 Mar 2032	—	1,367,880	—	—	—	1,367,880
Manveen (Pam) Kaur	28 Feb 2022	5.380	1 Mar 2025	31 Mar 2029	168,077	—	25,211[2]	42,020	—	100,846
	27 Feb 2023	6.357	1 Mar 2026	31 Mar 2030	146,393	—	—	—	—	146,393
	26 Feb 2024	5.972	1 Mar 2027	31 Mar 2031	185,889	—	—	—	—	185,889
	7 May 2025[3]	9.070[4]	1 Mar 2028	31 Mar 2032	—	797,930	—	—	—	797,930
1The award price is the closing price on the day before the grant date for awards made in 2024 and prior. The price for awards made from 2025 is the average closing price of the week prior to the grant date. In all cases the purchase price is nil.
2The performance conditions were assessed and confirmed at 75%. The remaining 25% of the award was forfeited. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award vests in five equal annual tranches which commenced in 2025. The first tranche vested on 11 March 2025 at a market value of £8.4415. The closing price of the shares immediately before the date on which the awards were vested was £8.548.
3 The closing price of the shares immediately before the date on which the awards were granted was £8.465. The fair value of the awards was £3.185 based on
IFRS 2 accounting standards.
4Awards were granted following approval of the Directors’ Remuneration Policy at the 2025 AGM on 2 May 2025. The number of shares under award was calculated using the same award price determined for other long-term incentive grants made in March 2025.
No Directors held any short position (as defined in the Securities and Futures Ordinance of Hong Kong) in the shares or debentures of HSBC
Holdings and its associated corporations. Save as stated in the tables above, none of the Directors had an interest in any shares or debentures of HSBC Holdings or any associates at the beginning or at the end of the period, and none of the Directors or members of their immediate families were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period.
There have been no changes in the shares or debentures of the Directors from 30 June 2025 to the date of this report.

Employee share plans
Summaries of the share options and share awards granted, exercised/vested or lapsed during the first half of 2025 and other details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (‘HKEx’),
including detailed summaries of the HSBC share plans, are available on our website at www.hsbc.com/who-we-are/leadership-and-governance/
remuneration and on the website of HKEx at www.hkex.com.hk, or can be obtained on request from the Group Company Secretary and Chief
Governance Officer, 8 Canada Square, London, E14 5HQ.
Particulars of options held by Directors of HSBC Holdings are set out on page 101.

Share buy-back
On 31 October 2024, HSBC Holdings commenced a further share buy-back of its ordinary shares of up to a maximum consideration of $3.0bn.
The share buy-back continued in 2025 and was concluded on 11 February 2025, with 53,412,510 ordinary shares repurchased for cancellation on
UK trading venues and 48,119,200 ordinary shares repurchased for cancellation on HKEx from 1 January to 11 February 2025.
On 21 February 2025, HSBC Holdings commenced a further share buy-back of its ordinary shares of up to a maximum consideration of $2.0bn.
This share buy-back concluded on 25 April 2025 with 90,226,199 ordinary shares repurchased for cancellation on UK trading venues and
89,362,400 ordinary shares repurchased for cancellation on HKEx.
On 7 May 2025, HSBC Holdings commenced a further share buy-back of its ordinary shares of up to a maximum consideration of $3.0bn. As at
30 June 2025, 119,313,076 ordinary shares had been repurchased for cancellation on UK trading venues and 78,638,800 ordinary shares were repurchased for cancellation on HKEx.
The purpose of the share buy-backs was to reduce HSBC’s number of outstanding ordinary shares.
As at 30 June 2025, the total number of ordinary shares repurchased during the year was 479,072,185, representing a nominal value of $239,536,093 and an aggregate consideration paid by HSBC of £2,240,783,616 on UK trading venues and HK$18,698,644,580 on HKEx. The ordinary shares repurchased represent 2.741% of the ordinary shares in issue as at 30 June 2025. Of the repurchased ordinary shares, 20,746,000 shares were awaiting cancellation as at 30 June 2025.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

The table that follows outlines details of the ordinary shares purchased and cancelled on a monthly basis during 2025.

Share buy-back – UK venues
	Number of shares purchased	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		£	£	£	£
Jan 2025	53,412,510	8.2800	7.6770	7.9835	426,418,493
Feb 2025	17,354,614	9.2790	8.7210	8.9940	156,088,219
Mar 2025	48,866,970	9.4300	8.3510	8.8567	432,798,143
Apr 2025	24,004,615	8.8940	6.9890	7.8260	187,859,442
May 2025	68,401,165	8.9150	8.3530	8.6873	594,221,859
Jun 2025	50,911,911	8.8730	8.6010	8.7091	443,397,460
Total	262,951,785				2,240,783,616

Share buy-back – Hong Kong venues
	Number of shares purchased	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		HK$	HK$	HK$	HK$
Jan 2025	29,455,200	79.9500	74.8000	76.9614	2,266,914,703
Feb 2025	33,403,600	89.8000	79.4500	84.2625	2,814,671,080
Mar 2025	54,995,200	92.5500	83.9500	88.6511	4,875,383,400
Apr 2025	19,627,600	89.1000	70.0500	79.7185	1,564,683,760
May 2025	48,790,000	93.6500	86.2500	90.6985	4,425,181,117
Jun 2025	29,848,800	93.9000	90.9000	92.1917	2,751,810,520
Total	216,120,400				18,698,644,580

Other equity instruments
Additional tier 1 capital – contingent convertible securities
HSBC Holdings continues to issue contingent convertible securities that are included in its capital base as fully CRR II-compliant additional tier 1 capital securities. These securities are marketed principally and subsequently allotted to corporate investors and fund managers. The net proceeds of the issuances are typically used for HSBC Holdings’ general corporate purposes and to maintain or further strengthen its capital base pursuant to requirements under CRR II. These securities bear a fixed rate of interest until their initial reset dates (unless previously redeemed in accordance with their terms). If not redeemed, the securities will bear interest at a rate fixed on each reset date for the subsequent 5-year period, equal to the sum of the applicable reference rate at the time of reset and a credit spread set at issuance. Interest on the contingent convertible securities will be due and payable only at the sole discretion of HSBC Holdings, and HSBC Holdings has sole and absolute discretion at all times to cancel for any reason (in whole or part) any interest payment that would otherwise be payable on any payment date. Distributions will not be paid if they are prohibited under UK banking regulations or if the Group has insufficient reserves or fails to meet the solvency conditions defined in the securities’ terms.
The contingent convertible securities are undated and are repayable at the option of HSBC Holdings in whole typically at the initial call date or on any fifth anniversary after this date. In addition, the securities are repayable at the option of HSBC in whole for certain regulatory or tax reasons.
Any repayments require the prior consent of the PRA. These securities rank pari passu with HSBC Holdings’ sterling preference shares and therefore rank ahead of ordinary shares. The contingent convertible securities will be converted into fully paid ordinary shares of HSBC Holdings at a predetermined price, should HSBC’s consolidated CET1 ratio fall below 7.0%. Therefore, in accordance with the terms of the securities, if
HSBC’s consolidated CET1 ratio breaches the 7.0% trigger, the securities will convert into ordinary shares at fixed contractual conversion prices in the currency of the relevant securities, subject to anti-dilution adjustments. During the first half of 2025, HSBC Holdings issued $1,500m
6.950%, SGD800m 5.000% and $2,000m 7.050% in aggregate principal amount of contingent convertible securities.

Notifiable interests in share capital
Between 1 January 2025 and 30 June 2025, HSBC Holdings did not receive any notification of major holdings of voting rights pursuant to the requirements of Rule 5 of the Disclosure, Guidance and Transparency Rules (‘DTR’), which had not been amended or withdrawn. No further
DTR notifications had been received between 30 June 2025 and 18 July 2025.
Previous DTR notifications received, which have not been amended or withdrawn, are as follows:
–BlackRock, Inc. gave notice on 3 March 2020 that on 2 March 2020 it had the following: an indirect interest in HSBC Holdings ordinary shares of 1,235,558,490; qualifying financial instruments with 7,294,459 voting rights that may be acquired if the instruments are exercised or converted; and financial instruments with a similar economic effect to qualifying financial instruments, which refer to 2,441,397 voting rights, representing 6.07%, 0.03% and 0.01%, respectively, of the total voting rights at 2 March 2020.
–Ping An Asset Management Co., Ltd. gave notice on 6 December 2017 that on 4 December 2017 it had an indirect interest in HSBC
Holdings ordinary shares of 1,007,946,172, representing 5.04% of the total voting rights at 4 December 2017.
At 30 June 2025, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of
Hong Kong (‘SFO’), the following SFO notifications of major holdings have been made to HSBC Holdings and have not been amended or withdrawn:
–BlackRock, Inc. gave notice on 30 June 2025 that on 25 June 2025 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,588,010,670 shares and a short position of 6,645,509 shares, representing 9.09% and 0.04%, respectively, of the ordinary shares in issue at 25 June 2025.
–Ping An Asset Management Co., Ltd. gave notice on 10 May 2024 that on 7 May 2024 it had a long position of 1,502,584,731 in HSBC
Holdings ordinary shares, representing 7.98% of the ordinary shares in issue at 7 May 2024.

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–The Bank of New York Mellon Corporation gave notice on 7 June 2025 that on 5 June 2025 it had the following interests in HSBC Holdings ordinary shares: a long position of 990,620,238 shares, a short position of 526,819,692 shares and a lending pool of 432,561,788 shares representing 5.65%, 3.00% and 2.47%, respectively, of the ordinary shares in issue at 5 June 2025. The Bank of New York Mellon
Corporation is the Depository for the HSBC ADSs. Under the SFO, they are required to report the HSBC ADSs position as both a long and a short position.
Between 30 June 2025 and 22 July 2025, the following SFO notification was received:
–BlackRock, Inc. gave notice on 16 July 2025 that on 11 July 2025 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,586,341,122 shares and a short position of 6,856,029 shares, representing 9.09% and 0.04%, respectively, of the ordinary shares in issue at 11 July 2025.

Dealings in HSBC Holdings listed securities
HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on the HKEx. Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, or in relation to HSBC Holdings ordinary share buy-backs, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on HKEx during the half-year ended 30 June 2025.

Second interim dividend for 2025
On 30 July 2025, the Directors approved a second interim dividend in respect of the financial year ending 31 December 2025 of $0.10 per ordinary share (the ‘dividend’), a distribution of approximately $1.74bn. The dividend will be payable on 26 September 2025 to holders of record on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 15 August 2025.
The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in
London at or about 11.00am on 15 September 2025. The ordinary shares in London, Hong Kong and Bermuda will be quoted ex-dividend on
14 August 2025. American Depositary Shares (‘ADSs’) in New York will be quoted ex-dividend on 15 August 2025.
The default currency on the Principal Register in the UK is pounds sterling, and dividends can also be paid in Hong Kong dollars or US dollars, or a combination of these currencies. International shareholders can register to join the Global Dividend Service to receive dividends in their local currencies. Please register and read the terms and conditions at www.investorcentre.co.uk. UK shareholders can also register their pounds sterling bank mandates at www.investorcentre.co.uk.
The default currency on the Hong Kong Overseas Branch Register is Hong Kong dollars, and dividends can also be paid in US dollars or pounds sterling, or a combination of these currencies. Shareholders can arrange for direct credit of Hong Kong dollar cash dividends into their bank account, or arrange to send US dollar or pounds sterling cheques to the credit of their bank account. Shareholders can register for these services at www.investorcentre.com/hk. Shareholders can also download a dividend currency election form from www.hsbc.com/dividends,
www.investorcentre.com/hk, or www.hkexnews.hk.
The default currency on the Bermuda Overseas Branch Register is US dollars, and dividends can also be paid in Hong Kong dollars or pounds sterling, or a combination of these currencies. Shareholders can change their dividend currency election by contacting the Bermuda investor relations team. Shareholders can download a dividend currency election form from www.hsbc.com/dividends.
Changes to currency elections must be received by 10 September 2025 to be effective for this dividend.
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 26 September 2025 to holders of record on
15 August 2025. The dividend of $0.50 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by
5 September 2025.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the
Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas
Branch Registrar or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 15 August 2025 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the
Bermuda Overseas Branch Register on 15 August 2025. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 14 August 2025.
Shares repurchased under HSBC Holdings plc buy-backs, which have not yet been cancelled from the Hong Kong custodians’ CCASS account as at the record date, will not be eligible for the dividend.
Transfers of ADSs must be lodged with the depositary by 11.00am local time on 15 August 2025 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

Dividend on preference share
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 17 March, 16 June, 15 September and 15 December 2025 for
the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has
approved a quarterly dividend to be payable on 15 September 2025 to holders of record on 29 August 2025.

Proposed interim dividends for 2025
We established and achieved a target basis dividend payout ratio of 50% of earnings per ordinary share (‘EPS’) for 2023 and 2024, excluding the special dividend paid in 2024. We maintain our 50% target basis payout ratio for 2025, subject to meeting capital requirements. EPS for this purpose excludes material notable items and related impacts. Material notable items in 2025 primarily relate to the income statement impacts associated with actions to exit or wind down certain businesses to redeploy costs from non-strategic activities into areas where we have a

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competitive advantage and accretive returns. They also include a dilution loss and the recognition of an impairment of our investment in BoCom, as well as any remaining impacts from transactions that completed in previous periods. Material notable items in 2024 included the impacts related to the sales of our businesses in Canada and Argentina, the sale of our retail banking operations in France and the acquisition of SVB UK.
The Board has adopted a dividend policy designed to provide sustainable cash dividends, while retaining the flexibility to invest and grow the business in the future, supplemented by additional shareholder distributions, if appropriate.
Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of US dollars, pounds sterling or Hong Kong dollars.

Earnings release
An earnings release for the three-month period ending 30 September 2025 is expected to be issued on 28 October 2025.

Final results
The results for the year to 31 December 2025 are expected to be announced on 25 February 2026.

Corporate governance
We are subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2025, we complied with the applicable provisions of the 2024 UK Corporate Governance Code, effective 1 January 2025 and also the requirements of the
Hong Kong Corporate Governance Code. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate
Governance Code is available at www.hkex.com.hk. Reporting on compliance with revisions to the Hong Kong Corporate Governance Code, which were implemented by HKEx with effect from 1 July 2025, will commence within our 2026 Annual Report and Accounts to be published in
February 2027, consistent with the guidance issued by the HKEx in May 2025.
The Board has codified obligations for transactions in Group securities in accordance with the requirements of the UK Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans.
All Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.
There have been no material changes to the information disclosed in the Annual Report and Accounts 2024 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 22 of this Form 6-K.

Changes in Directors’ details
There have been no changes in Directors’ details since the publication of the Annual Report and Accounts 2024, which are required to be disclosed pursuant to Rule 13.51(2) and Rule 13.51B(1) of the Hong Kong Listing Rules.

Going concern basis
As mentioned in Note 1 ‘Basis of preparation and material accounting policies’ on page 82, the financial statements are prepared on a going concern basis as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios that reflect the uncertainty in the macroeconomic environment, including ongoing supply chain disruptions, the impact of the Russia-Ukraine war and conflict in the Middle East, US-China tensions, potential trade restrictions and tariffs, as well as the potential impacts from other top and emerging risks, including climate change, as well as the related impacts on profitability, capital and liquidity.
In particular, HSBC’s principal activities, business and operating models, strategic direction, and top and emerging risks are addressed in the
Overview section. A financial summary, including a review of the consolidated income statement and consolidated balance sheet, is provided in the ‘Interim management report’ section. HSBC’s objectives, policies and processes for managing credit, liquidity and market risk are described in the ‘Risk review’ section of the Annual Report and Accounts 2024. HSBC’s approach to capital management and allocation is described in the
‘Treasury risk’ section of the Annual Report and Accounts 2024.

Telephone and online share dealing service
For shareholders on the Principal Register who are resident in the UK, with a UK postal address, and who hold an HSBC Bank plc personal current account, the HSBC InvestDirect share dealing service is available for buying and selling HSBC Holdings plc ordinary shares. Details are available from: HSBC InvestDirect, Forum 1, Parkway, Whiteley PO15 7PA; or UK telephone: +44 (0) 3456 080848, or from an overseas telephone: +44 (0) 1226 261090; or website: www.hsbc.co.uk/investments/products-and-services/invest-direct.

Stock symbols
HSBC Holdings plc ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HSBC
Bermuda Stock Exchange	HSBC.BH

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Copies of the Interim Report 2025 and shareholder enquiries and communications
Further copies of the Interim Report 2025 may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14
5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong
Kong; or from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The Interim Report 2025
may also be downloaded from the HSBC website, www.hsbc.com.
Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on
HSBC’s website. To receive notifications of the availability of a corporate communication on HSBC’s website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/investors/shareholder-information/manage-your-shareholding. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of any future dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy or, if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrar at the address given below. Printed copies will be provided without charge.
Any enquiries relating to your shareholdings on the share register (for example transfers of shares, change of name or address, lost share certificates or dividend cheques) should be sent to the Registrar at the address given below. The Registrars offer an online facility, Investor
Centre, which enables shareholders to manage their shareholding electronically.

Principal Register:	Computershare Investor Services PLC The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom	Telephone: +44 (0) 370 702 0137 www.investorcentre.co.uk/contactus Investor Centre: www.investorcentre.co.uk
Hong Kong Overseas Branch Register:	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong	Telephone: +852 2862 8555 hsbc.ecom@computershare.com.hk Investor Centre: www.investorcentre.com/hk
Bermuda Overseas Branch Register:	Investor Relations Team HSBC Bank Bermuda Limited, 37 Front Street, Hamilton HM 11, Bermuda	hbbm.shareholder.services@hsbc.bm hbbm.mutual.fund@hsbc.bm Investor Centre: www.investorcentre.com/bm
ADS Depository:	The Bank of New York Mellon Shareowner Services, P.O. Box 43006, Providence RI, 02940-3078, USA	Telephone (US): +1 877 283 5786 Telephone (International): +1 201 680 6825 shrrelations@cpushareownerservices.com
A Chinese translation of this and future documents may be obtained on request from the Registrar. Please also contact the Registrar if you have received a Chinese translation of this document and do not wish to receive such translations in future.
Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 (‘nominated person’). The main point of contact for a nominated person remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to a nominated person’s personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC’s Registrar. The only exception is where HSBC, in exercising one of its powers under the
UK Companies Act 2006, writes to nominated persons directly for a response.
本中期業績報告及日後的相關文件均備有中譯本，如有需要，請向適當的股份登記處索取。股東如收到本報告的中譯本，但不希望再收取此等中譯
本，亦請聯絡股份登記處。

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Abbreviations

Currencies
£	British pound sterling
CA$	Canadian dollar
€	Euro
HK$	Hong Kong dollar
RMB	Chinese renminbi
SGD	Singapore dollar
$	United States dollar
Abbreviation
1H24	First half of 2024
1H25	First half of 2025
1Q24	First quarter of 2024
1Q25	First quarter of 2025
2H24	Second half of 2024
2Q24	Second quarter of 2024
2Q25	Second quarter of 2025
4Q24	Fourth quarter of 2024
A
ABS	Asset-backed security
ADR	American Depositary Receipt
ADS	American Depositary Share
AI	Artificial intelligence
AIBL	Average interest-bearing liabilities
AIEA	Average interest-earning assets
ANP	Annualised new business premiums
ASEAN	Association of Southeast Asian Nations
AT1	Additional tier 1
B
Banking NII	Banking net interest income
Basel	Basel Committee on Banking Supervision
Basel III	Basel Committee’s reforms to strengthen global capital and liquidity rules
Basel 3.1	Outstanding measures to be implemented from the Basel III reforms
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BoE	Bank of England
Bps	Basis points. One basis point is equal to one hundredth of a percentage point
C
CAPM	Capital asset pricing model
CEA	Commodity Exchange Act
CET1	Common equity tier 1
CIB	Corporate and Institutional Banking, a business segment
CMA	UK Competition and Markets Authority
CMC	Capital maintenance charge
CODM	Chief Operating Decision Maker
COFINS	Contribution for the Financing of Social Security, a Brazilian federal corporation tax
CPI	Consumer price index
CRE	Commercial real estate
CRR	Customer risk rating
CRR II	The regulatory requirements of the Capital Requirements Regulation and Directive, the CRR II regulation and the PRA Rulebook
CSM	Contractual service margin
D
Dec	December
DPD	Days past due
DPF	Discretionary participation feature of insurance and investment contracts
DTR	Disclosure Guidance and Transparency Rules
E
EBA	European Banking Authority
ECB	European Central Bank

ECL
Expected credit losses. In the income statement, ECL is
recorded as a change in expected credit losses and other
credit impairment charges. In the balance sheet, ECL is
recorded as an allowance for financial instruments to
which only the impairment requirements in IFRS 9 are
applied.

EPS	Earnings per ordinary share
ESG	Environmental, social and governance
EU	European Union
EVE	Economic value of equity
F
FCA	Financial Conduct Authority (UK)
FRB	Federal Reserve Board (US)
FTE	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
FX	Foreign exchange
G
GAAP	Generally accepted accounting principles
Galicia	Grupo Financiero Galicia
GDP	Gross domestic product
GOC	Group Operating Committee
GPS	Global Payments Solutions, the business formerly known as Global Liquidity and Cash Management
Group	HSBC Holdings together with its subsidiary undertakings
GTS	Global Trade Solutions, the business formerly known as Global Trade and Receivables Finance
H
HIBOR	Hong Kong interbank offered rate
HKEx	The Stock Exchange of Hong Kong Limited
HKMA	Hong Kong Monetary Authority
Holdings ALCO	HSBC Holdings Asset and Liability Management Committee
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HQLA	High-quality liquid assets
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank plc	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Bank Middle East	HSBC Bank Middle East Limited
HSBC Continental Europe	HSBC Continental Europe
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
HSSL	HSBC Securities Services (Luxembourg)
I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
Ibor	Interbank offered rate
ICAAP	Internal capital adequacy assessment process
IFRS Accounting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board
ILAAP	Internal liquidity adequacy assessment process
IVB	HSBC Innovation Banking
IWPB	International Wealth and Premier Banking, a business segment
J
Jan	January
Jun	June
JV	Joint venture
K
KYC	Know your customer

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

L
LCR	Liquidity coverage ratio
Libor	London interbank offered rate
LTI	Long-term incentive
LTV	Loan to value
M
M&A	Mergers and acquisitions
Mainland China	People’s Republic of China excluding Hong Kong and Macau
Mar	March
MENAT	Middle East, North Africa and Türkiye
MREL	Minimum requirement for own funds and eligible liabilities
MSS	Markets and Securities Services, HSBC’s capital markets and securities services businesses in Global Banking and Markets
N
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NII	Net interest income
NIM	Net interest margin
NSFR	Net stable funding ratio
O
OCI	Other comprehensive income
P
PD	Probability of default
PIS	Contribution to the Social Integration Programme, a Brazilian federal corporation tax
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
Premier	HSBC Premier, HSBC’s premium personal global banking service

R
RAF	Bank of England’s Resolvability Assessment Framework
RES	Resource and experience sharing agreement
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWAs	Risk-weighted assets
S
SAB	Saudi Awwal Bank
SEC	Securities and Exchange Commission (US)
ServCo group	Separately incorporated group of service companies established in response to UK ring-fencing requirements
SFO	Securities and Futures Ordinance of Hong Kong
SME	Small and medium-sized enterprise
SVaR	Stressed value at risk
SVB UK	Silicon Valley Bank UK Limited, now HSBC Innovation Bank Limited
T
TNFD	Taskforce on Nature-related Financial Disclosures
U
UAE	United Arab Emirates
UK	United Kingdom
UN	United Nations
US	United States of America
V
VaR	Value at risk
VIU	Value in use

This document comprises the Interim Report 2025 and information herein has been filed on Form 6-K with the US Securities and
Exchange Commission for HSBC Holdings plc and its subsidiary and associated undertakings.
HSBC Holdings plc
Incorporated in England and Wales on 1 January 1959 with limited liability under the UK Companies Act
Registration number 617987
Tel: +44 (0)20 7991 8888
Registered Office and Group Head Office
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Tel: +44(0)20 7991 8888
© Copyright HSBC Holdings plc 2025
All rights reserved
No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc.
Published by Global Finance, HSBC Holdings plc, London
Designed by Global Finance, HSBC Holdings plc with Design Bridge and Partners, London
Printed by Park Communications Limited, London, on Nautilus
SuperWhite board and paper using vegetable oil-based inks.
Made in Austria, the stocks comprise 100% de-inked
post-consumer waste. Pulps used are totally chlorine-free.
The FSC® recycled logo identifies a paper which contains
100% post-consumer recycled fibre certified in accordance
with the rules of the Forest Stewardship Council®.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
By:	/s/ Manveen (Pam) Kaur
Name:	Manveen (Pam) Kaur
Title:	Group Chief Financial Officer
Dated: July 30, 2025